
ANNUAL REPORT 2011


11008362

# KEARNY FINANCIAL CORP.


RECEIVED
SEP 30 2011

## PRUDENT STRATEGIES FOR UNCERTAIN TIMES


Sep

# LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

It is my pleasure to present the annual report for fiscal year 2011 for Kearny Financial Corp. and its subsidiary, Kearny Federal Savings Bank.

This was an especially productive year for the company as we strategically expanded our geographic footprint into Monmouth and Ocean Counties with the acquisition of Central Jersey Bank, NA. The transaction closed on November 30, 2010 and since that time we successfully completed a systems conversion and integration of all thirteen branches into our core data processing platform. We plan to operate these branches as a Division of Kearny Federal Savings with the belief that a dual branding strategy will assist us in further leveraging the Central Jersey brand into other contiguous Central Jersey markets.

During 2011, many in the financial service sector continued to feel the lasting negative effects of the financial crisis on a number of different fronts. In particular, the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 21, 2010 ushered in a new era of regulatory reform for financial institutions both large and small. The original bill, prior to its journey through the legislature, primarily focused on provisions aimed at preventing a repeat of the financial crisis of 2008. The final act as approved by our legislature in July of last year, clearly strayed from its original intent including numerous unrelated restrictive provisions such as government set pricing on debit/credit card interchange fees, higher capital requirements, narrower qualifications for capital and new loan risk retention requirements. In the end, the cumulative weight of this act alone will have an immeasurable affect on the U.S. banking industry for many years to come. As we turn to the U.S economy, this year proved somewhat disappointing with the overall economy showing signs that the recovery that had taken hold almost two years after the "Great Recession" had begun to lose its velocity with GDP growth slowing towards the end of the second quarter. In New Jersey, the slowdown appeared more magnified as soft loan demand, a 9.5% unemployment rate which was slightly above the national average of 8.9% and a decrease in real estate market values continued to play havoc with any near- term stabilization for our state.

In spite of these challenges, I am pleased to report that our financial performance improved modestly during 2011, as the company earned $7.9 million as compared to $6.8 million in 2010. In addition, at fiscal year end, our total assets surpassed the $2.90 billion mark with an increase of $564.1 million or 24.1% from $2.34 billion at fiscal year end 2010 with much of the growth attributed to the acquisition of Central Jersey Bank. From a funding perspective, core deposit account growth was solid during the year, increasing by $353.5 million or 54.9% to $997.5 million at June 30, 2011 from $644 million at June 30, 2010. There were a number of different factors contributing to this growth including the acquisition of Central Jersey Bank, historically low interest rates, and our ever expanding product line which includes our two flagship checking account products, StarBanking Plus and High Yield Checking. As we continue to execute our long term strategic business plan, it is worthwhile to note that our funding mix continues to improve with core deposits representing approximately 46.4% of the Bank's total deposit base. This continues to be a major strategic focus as we transition the company from a traditional thrift to the community bank business model over the next couple of years.

As we turn to a brief overview of the Bank's asset quality trends, it is important to note that while we continue to evolve into a more traditional community bank, we remain committed to maintaining our strong credit culture which has served us well through many business cycles. During 2011, we did experience a modest uptick in the Bank's non-performing assets to 1.25% of total assets as compared to .75% of total assets at June 30, 2010. This was predominately a result of a continued weakness in the residential housing market as consumers continued to feel the pressure from declining home values, a depressed job market and some additional non-performing loans that were originally acquired as a part of the Central Jersey acquisition. In comparing the Bank's overall asset quality metrics to our peers in New Jersey, we remain cautiously optimistic as New Jersey's economic recovery continues to lag behind the overall U.S. economy and as a result many financial institutions continue to experience elevated levels of non performing assets year over year. From a statistical perspective, the New Jersey median for non performing assets as a percentage of total assets for Savings Banks and Thrift Institutions with assets greater than $1 billion was 1.86% of total assets at June 30, 2011 up from 1.61% of total assets at June 30, 2010, which was well above the Bank's non-performing asset ratio mentioned earlier. As we look out over the horizon, we do not anticipate any significant near term challenges in this area although we do recognize that the apparent soft patch that many economists continue to forecast as of late could present additional challenges if it were to continue on for an extended period of time.

In 2011, as many of our nation's financial institutions remained under duress with ailing balance sheets and elevated credit quality concerns, we continued to take a more opportunistic approach as lower stock valuations industry-wide afforded us the opportunity to repurchase 503,000 of our shares as we nearly complete our 5th share repurchase plan during fiscal 2011. As we continue to evaluate our long term capital management plan, we remain confident that the Bank's strong capital position with core capital of 12.10% of assets, tier I risk-based capital of 24.93% of assets, and total risk-based capital of 25.34% of assets, provides us with the strength and flexibility to continue to grow. Looking forward into 2012, many in the industry expect financial stock valuations to remain under pressure for an extended period of time as the financial service sector continues to distance itself from the lasting effects of the financial crisis. During this period, we plan to move forward with the execution of our capital management plan taking advantage of opportunities as they arise in an effort to continue to return capital to our shareholders.

In April of this year, we completed our previously announced management transition plan as I assumed the role of President & CEO of the company from my predecessor John N. Hopkins. Mr. Hopkins's career at the Bank spanned some three-plus decades. His legacy will remain a model of achievement for company employees, as he continues on as a director for both companies. As we look forward into the future, his dynamic vision, keen business acumen and years of experience in the industry will prove invaluable as the banking industry continues to change during this post Dodd Frank era. There were two additional changes that should be noted this year. Eric B. Heyer, our Chief Accounting Officer has transitioned to his new role as Senior Vice President and Chief Financial Officer and William C. Ledgerwood, Executive Vice President and Chief Financial Officer, has assumed his new position as Chief Operating Officer.

As we look towards fiscal 2012, we believe the company is well positioned to achieve its long term strategic objectives. Our expanded branch network, strong capital position, and formidable balance sheet will afford us further flexibility which is critical to our future success in this new era. Furthermore, as the fall -out from the implementation of the Dodd-Frank Act continues to unfold over the next few years, we expect to see an increased wave of consolidation begin to build. As the wave continues to gain more momentum, we anticipate that there will be a number of different acquisition opportunities that will avail themselves to us given our unique capital structure.

In closing, on behalf of the Board of Directors, officers, and staff of Kearny Financial Corp. and Kearny Federal Savings, I would like to express our sincere appreciation to you our shareholders and to our many customers for all of your trust and support during these ever changing times. While we expect to face some renewed challenges in 2012 as our nation's economy continues down a slow road to recover, we remain optimistic about the future of community banking and we look forward to building our future success together.

Sincerely,

Craig L. Montanaro
President and
Chief Executive Officer

**MALIZIA SPIDI & FISCH, PC**
ATTORNEYS AT LAW
1227 25TH STREET, N.W.
SUITE 200 WEST
WASHINGTON, D.C. 20037
(202) 434-4660
FACSIMILE: (202) 434-4661

JAMES C. STEWART
STEWART@MALIZIALAW.COM

WRITER'S DIRECT DIAL NUMBER
(202) 434-4671

September 30, 2011



**VIA COURIER**

Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: 2011 Annual Report to Shareholders
Kearny Financial Corp.
File No. 0-51093

Dear Sir or Madam:

Pursuant to Rule 14a-3(c) of Regulation 14A, we are enclosing seven (7) copies of the above-referenced registrant's Annual Report to Shareholders for the fiscal year ended June 30, 2011. The Annual Report is being submitted in paper format in reliance on Rule 101(b)(i) under Regulation S-T. This information is being provided solely for the information of the Securities and Exchange Commission. The enclosed Annual Report is not deemed to be soliciting material or to be filed with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Please acknowledge receipt of the enclosed by stamping and returning to our messenger the attached copy of this letter of transmittal. Please contact the undersigned at the above number if you have any questions.

Sincerely,

James C. Stewart

Enclosures
cc: Sharon Jones, Senior Vice President & Corporate Secretary
Eric B. Heyer, Senior Vice President & Chief Financial Officer
Kearny Financial Corp.

H:\0128KEAR\LTRSEC.ARS.doc

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-K**

**(Mark One)**
**[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended June 30, 2011

or

**[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission File Number: **0-51093**

# KEARNY FINANCIAL CORP.

(Exact name of Registrant as specified in its Charter)

| **United States** | **22-3803741** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **120 Passaic Avenue, Fairfield, New Jersey** | **07004** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: **(973) 244-4500**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| **Common Stock, $0.10 par value** | **The NASDAQ Stock Market LLC** |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES **[X]** NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] YES **[X]** NO

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **[X]** YES [ ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ ] YES [ ] NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☒ |
| Non-accelerated filer ☐<br>(Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] YES **[X]** NO

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on December 31, 2010 (the last business day of the Registrant's most recently completed second fiscal quarter) was $124.5 million. Solely for purposes of this calculation, shares held by directors, executive officers and greater than 10% stockholders are treated as shares held by affiliates.

As of September 6, 2011 there were outstanding 67,748,671 shares of the Registrant's Common Stock.

**DOCUMENTS INCORPORATED BY REFERENCE**

1. Portions of the definitive Proxy Statement for the Registrant's 2011 Annual Meeting of Stockholders. (Part III)

**KEARNY FINANCIAL CORP.**
**ANNUAL REPORT ON FORM 10-K**
**For the Fiscal Year Ended June 30, 2011**

**INDEX**

## Forward-Looking Statements

Kearny Financial Corp. (the "Company" or the "Registrant") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company's control). In addition to the factors described under Item 1A. Risk Factors, the following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

- the strength of the United States economy in general and the strength of the local economy in which the Company conducts operations,
- the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations,
- the impact of changes in financial services laws and regulations (including laws concerning taxation, banking, securities and insurance),
- changes in accounting policies and practices, as may be adopted by regulatory agencies, the Financial Accounting Standards Board ("FASB") or the Public Company Accounting Oversight Board,
- the Company's ability to integrate the acquisition of Central Jersey Bancorp,
- technological changes.
- competition among financial services providers and,
- the success of the Company at managing the risks involved in the foregoing and managing its business.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

## PART I

### Item 1. Business

### General

The Company is a federally-chartered corporation that was organized on March 30, 2001 for the purpose of being a holding company for Kearny Federal Savings Bank (the "Bank"), a federally-chartered stock savings bank. On February 23, 2005, the Company completed a minority stock offering in which it sold 21,821,250 shares, representing 30% of its outstanding common stock upon completion of the offering. The remaining 70% of the outstanding common stock, totaling 50,916,250 shares, were retained by Kearny MHC (the "MHC"). The MHC is a federally-chartered mutual holding company and so long as the MHC is in existence, it will at all time own a majority of the outstanding common stock of the Company. The stock repurchase programs conducted by the Company since the offering have reduced the total number of shares outstanding. The 50,916,250 shares held by the MHC represented 75.0% of the 67,851,077 total shares outstanding as of the Company's June 30, 2011 fiscal year end. The MHC and the Company are now regulated as savings and loan holding companies by the Board of Governors of the Federal Reserve System ("FRB"), as successor to the Office of Thrift Supervision ("OTS") under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The Company is a unitary savings and loan holding company and conducts no significant business or operations of its own. References in this Annual Report on Form 10-K to the Company or Registrant generally refer to the Company and the Bank, unless the context indicates otherwise. References to "we", "us", or "our" refer to the Bank or Company, or both, as the context indicates.

The Bank was originally founded in 1884 as a New Jersey mutual building and loan association. It obtained federal insurance of accounts in 1939 and received a federal charter in 1941. The Bank's deposits are federally insured by the Deposit Insurance Fund as administered by the Federal Deposit Insurance Corporation ("FDIC") and the Bank is regulated by the Office of the Comptroller of the Currency ("OCC"), as successor to the OTS under the Dodd-Frank Act, and the FDIC.

The Company's primary business is the ownership and operation of the Bank. The Bank is principally engaged in the business of attracting deposits from the general public in New Jersey and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Loans originated or purchased by the Bank generally include loans collateralized by residential and commercial real estate augmented by secured and unsecured loans to businesses and consumers. The investment securities purchased by the Bank generally include U.S. agency mortgage-backed securities, U.S. government and agency debentures and bank-qualified municipal obligations. The Bank maintains a small balance of single issuer trust preferred securities and non-agency mortgage-backed securities which were acquired through the Company's purchase of other institutions and does not actively purchase such securities. At June 30, 2011, net loans receivable comprised 43.3% of our total assets while investment securities, including mortgage-backed and non-mortgage-backed securities, comprised 41.8% of our total assets. By comparison, at June 30, 2010, net loans receivable comprised 43.0% of our total assets while securities comprised 42.3% of our total assets. The increase in loans receivable as a percentage of total assets reflected, in part, our acquisition of Central Jersey Bancorp on November 30, 2010.

The level of loan originations and purchases during fiscal 2011 continued to reflect the challenges of declining real estate values and high levels of unemployment that have characterized the regional and national economy since the financial crisis of 2008-2009. Notwithstanding these near-term challenges, our strategic business plan continues to call for increasing the balance of our loan portfolio relative to the size of our securities portfolio over the next several years.

We operate from an administrative headquarters in Fairfield, New Jersey and had 40 branch offices as of June 30, 2011. We also operate an Internet website at www.kearnyfederalsavings.com through which copies of our periodic reports are available free of charge as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

***Market Area.*** At June 30, 2011, our primary market area consists of the New Jersey counties in which we currently operate branches: Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union Counties. Our lending is concentrated in these nine counties and our predominant sources of deposits are the communities in which our offices are located as well as the neighboring communities.

Our primary market area is largely urban and suburban with a broad economic base as is typical within the New York metropolitan area. Service jobs represent the largest employment sector followed by wholesale/retail trade. Our business of attracting deposits and making loans is generally conducted within our primary market area. A downturn in the local economy could reduce the amount of funds available for deposit and the ability of borrowers to repay their loans which would adversely affect our profitability.

***Competition.*** We operate in a market area with a high concentration of banking and financial institutions and we face substantial competition in attracting deposits and in originating loans. A number of our competitors are significantly larger institutions with greater financial and managerial resources and lending limits. Our ability to compete successfully is a significant factor affecting our growth potential and profitability.

Our competition for deposits and loans historically has come from other insured financial institutions such as local and regional commercial banks, savings institutions and credit unions located in our primary market area. We also compete with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans. We also face competition for attracting funds from providers of alternative investment products such as equity and fixed income investments such as corporate, agency and government securities as well as the mutual funds that invest in these instruments.

There are large retail banking competitors operating throughout our primary market area, including Bank of America, Citibank, Hudson City Savings Bank, JP Morgan Chase Bank, PNC Bank, TD Bank, and Wells Fargo Bank and we face strong competition from other community-based financial institutions. Based on data compiled by the FDIC as of June 30, 2010, the latest date for which such data is available, Kearny Federal Savings Bank would have been ranked 15th of 118 depository institutions operating in the nine counties in which the Bank and Central Jersey Bank had branches as of that date with 1.15% of total FDIC-insured deposits.

***Acquisition of Central Jersey Bancorp.*** On November 30, 2010, the Company completed its acquisition of Central Jersey Bancorp ("Central Jersey") and its wholly owned subsidiary, Central Jersey Bank, National Association ("Central Jersey Bank"). The transaction qualified as a tax-free reorganization for federal income tax purposes. The final consideration paid in the transaction totaled $82.1 million which included $70.5 million paid to stockholders of Central Jersey at a price of $7.50 per outstanding share and $11.6 million paid to the U.S. Department of Treasury ("U.S. Treasury") for the redemption of the 11,300 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A and related warrant originally issued by Central Jersey to the U.S. Treasury under the TARP Capital Purchase Plan.

Upon completion of the transaction, Central Jersey merged with the Company while Central Jersey Bank merged with and into the Bank. Central Jersey Bank continues to operate as a division of the Bank ("CJB Division") through its 13 branch offices in Monmouth and Ocean Counties, New Jersey.

## Lending Activities

***General.*** We have traditionally focused on the origination of one-to-four family first mortgage loans, which comprise a significant majority of our total loan portfolio. Our next largest category of loans comprises commercial mortgages, including loans secured by multi-family, mixed-use and nonresidential properties. Our commercial loan offerings also include secured and unsecured business loans, most of which are secured by real estate. Commercial loan offerings include programs offered through the Small Business Administration ("SBA") in which the Bank participates as a Preferred Lender. Our consumer loan offerings primarily include home equity loans and home equity lines of credit as well as account loans, overdraft lines of credit, vehicle loans and personal loans. We also offer construction loans to builders/developers as well as individual homeowners. Substantially all of our borrowers are residents of our primary market area and would be expected to be similarly affected by economic and other conditions in that area. Since May 2007, we have been purchasing out-of-state one-to-four family first mortgage loans to supplement our in-house originations, as discussed on Page 13. With the acquisition of Central Jersey during the year ended June 30, 2011, we substantially increased our commercial mortgage and commercial business loan portfolios.

| | At June 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | | 2008 | | 2007 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in Thousands) | | | | | | | | | |
| Real estate mortgage: | | | | | | | | | | |
| One-to-four family | **$ 610,901** | **48.12%** | $ 663,850 | 65.52% | $ 689,317 | 65.97% | $ 687,679 | 66.99% | $ 559,306 | 64.66% |
| Commercial | **383,690** | **30.23** | 203,013 | 20.04 | 197,379 | 18.89 | 178,588 | 17.40 | 159,147 | 18.40 |
| Commercial business | **105,001** | **8.28** | 14,352 | 1.42 | 14,812 | 1.42 | 8,735 | 0.85 | 4,205 | 0.48 |
| Consumer: | | | | | | | | | | |
| Home equity loans | **111,478** | **8.78** | 101,659 | 10.03 | 113,387 | 10.85 | 123,978 | 12.08 | 113,624 | 13.14 |
| Home equity lines of credit | **32,925** | **2.59** | 11,320 | 1.12 | 12,116 | 1.16 | 11,478 | 1.12 | 12,748 | 1.47 |
| Passbook or certificate | **2,753** | **0.22** | 2,703 | 0.27 | 2,922 | 0.28 | 2,662 | 0.26 | 3,250 | 0.38 |
| Other | **1,026** | **0.08** | 1,545 | 0.15 | 1,585 | 0.15 | 1,332 | 0.13 | 1,391 | 0.16 |
| Construction | **21,598** | **1.70** | 14,707 | 1.45 | 13,367 | 1.28 | 12,062 | 1.17 | 11,360 | 1.31 |
| Total loans | **1,269,372** | **100.00%** | 1,013,149 | 100.00% | 1,044,885 | 100.00% | 1,026,514 | 100.00% | 865,031 | 100.00% |
| Less: | | | | | | | | | | |
| Allowance for loan losses | **11,767** | | 8,561 | | 6,434 | | 6,104 | | 6,049 | |
| Unamortized yield adjustments including net premiums on purchased loans and net deferred loans costs and fees | **1,021** | | (564) | | (962) | | (1,276) | | (1,511) | |
| | **12,788** | | 7,997 | | 5,472 | | 4,828 | | 4,538 | |
| Total loans, net | **$1,256,584** | | $1,005,152 | | $1,039,413 | | $1,021,686 | | $ 860,493 | |

***Loan Maturity Schedule.*** The following table sets forth the maturities of our loan portfolio at June 30, 2011. Demand loans, loans having no stated maturity and overdrafts are shown as due in one year or less. Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

| | Real estate mortgage: One-to-four family | Real estate mortgage: Commercial | Commercial business | Home equity loans | Home equity lines of credit | Passbook or certificate | Other | Construction | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (In Thousands) | | | | |
| Amounts Due: | | | | | | | | | |
| Within 1 Year | $ 93 | $ 4,109 | $ 37,175 | $ 194 | $ - | $ 998 | $ 541 | $ 18,333 | $ 61,443 |
| After 1 year: | | | | | | | | | |
| 1 to 3 years | 3,617 | 10,904 | 10,393 | 4,174 | 480 | 267 | 278 | 3,265 | 33,378 |
| 3 to 5 years | 4,466 | 5,515 | 11,983 | 8,197 | 302 | 68 | 72 | — | 30,603 |
| 5 to 10 years | 82,693 | 34,392 | 10,051 | 27,743 | 7,634 | — | 64 | — | 162,577 |
| 10 to 15 years | 132,031 | 74,133 | 10,145 | 34,964 | 6,489 | — | — | — | 257,762 |
| Over 15 years | 388,001 | 254,637 | 25,254 | 36,206 | 18,020 | 1,420 | 71 | — | 723,609 |
| Total due after one year | 610,808 | 379,581 | 67,826 | 111,284 | 32,925 | 1,755 | 485 | 3,265 | 1,207,929 |
| Total amount due | $ 610,901 | $ 383,690 | $ 105,001 | $ 111,478 | $ 32,925 | $ 2,753 | $ 1,026 | $ 21,598 | $ 1,269,372 |

The following table shows the dollar amount of loans as of June 30, 2011 due after June 30, 2012 according to rate type and loan category.

| | Fixed Rates | Floating or Adjustable Rates | Total |
|---|---|---|---|
| | | (In Thousands) | |
| Real estate mortgage: | | | |
| One-to-four family | $ 576,090 | $ 34,718 | $ 610,808 |
| Multi-family and commercial | 260,376 | 119,205 | 379,581 |
| Commercial business | 41,552 | 26,274 | 67,826 |
| Consumer: | | | |
| Home equity loans | 111,284 | — | 111,284 |
| Home equity lines of credit | 2,365 | 30,560 | 32,925 |
| Passbook or certificate | — | 1,755 | 1,755 |
| Other | 412 | 73 | 485 |
| Construction | 700 | 2,565 | 3,265 |
| Total | $ 992,779 | $ 215,150 | $ 1,207,929 |

***One-to-Four Family Mortgage Loans.*** Our primary lending activity has traditionally consisted of the origination of one-to-four family first mortgage loans, of which approximately $542.5 million or 88.8% are secured by properties located within New Jersey as of June 30, 2011. By comparison, at June 30, 2010 approximately $570.7 million or 86.0% of loans were secured by New Jersey properties. During the year ended June 30, 2011, the Bank originated $76.7 million of one-to-four family first mortgage loans within New Jersey compared to $102.1 million in the year ended June 30, 2010. The year-to-year decrease in loan origination volume continued to reflect the challenges of declining real estate values and high levels of unemployment that have characterized the regional and national economy since the financial crisis of 2008-2009. The volume of loan originations for fiscal 2011 also reflected management's decision to maintain its conservative underwriting standards coupled with a disciplined pricing policy which may have caused some potential borrowers to seek financing with more aggressive lenders. To supplement originations, we also purchased one-to-four family first mortgages totaling $4.4 million during the year ended June 30, 2011, compared to $31.2 million during the year ended June 30, 2010. Additionally, we acquired one-to-four family first mortgage loans with fair values totaling approximately $4.1 million pursuant to our acquisition of Central Jersey. One-to-four family mortgage loan prepayments outpaced loan acquisition volume during fiscal 2011 resulting in the reported decline in the outstanding balance of this segment of the loan portfolio.

We will originate a one-to-four family mortgage loan on an owner-occupied property with a principal amount of up to 95% of the lesser of the appraised value or the purchase price of the property, with private mortgage insurance required if the loan-to-value ratio exceeds 80%. Our loan-to-value limit on a non-owner-occupied property is 75%. Loans in excess of $1.0 million are handled on a case-by-case basis and are subject to lower loan-to-value limits, generally no more than 50%.

Our fixed-rate and adjustable-rate residential mortgage loans on owner-occupied properties have terms of ten to 30 years. Residential mortgage loans on non-owner-occupied properties have terms of up to 15 years for fixed-rate loans and terms of up to 20 years for adjustable-rate loans. We also offer ten-year balloon mortgages with a thirty-year amortization schedule on owner-occupied properties and a twenty-year amortization schedule on non-owner-occupied properties.

Our adjustable-rate loan products provide for an interest rate that is tied to the one-year Constant Maturity U.S. Treasury index and have terms of up to 30 years with initial fixed-rate periods of one, three, five, seven, or ten years according to the terms of the loan and annual rate adjustment thereafter. We also offer an adjustable-rate loan with a term of up to 30 years with a rate that adjusts every five years to the five-year Constant Maturity U.S. Treasury index. There is a 200 basis point limit on the rate adjustment in any adjustment period and the rate adjustment limit over the life of the loan is 600 basis points.

We offer a first-time homebuyer program for persons who have not previously owned real estate and are purchasing a one-to-four family property in Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union Counties, New Jersey for use as a primary residence. This program is also available outside these areas, but only to persons who are existing deposit or loan customers of Kearny Federal Savings Bank and/or members of their immediate families. The financial incentives offered under this program are a one-eighth of one percentage point rate reduction on all first mortgage loan types and the refund of the application fee at closing.

The fixed-rate residential mortgage loans that we originate generally meet the secondary mortgage market standards of the Federal Home Loan Mortgage Corporation ("Freddie Mac"). However, as our business plan continues to call for increasing loans on both a dollar and percentage of assets basis, we generally do not sell such loans in the secondary market and do not currently expect to do so in any large capacity in the near future.

Substantially all of our residential mortgages include "due on sale" clauses, which give us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party. Property appraisals on real estate securing our one-to-four family first mortgage loans are made by state certified or licensed independent appraisers approved by the Bank's Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. We require title insurance policies on all first mortgage real estate loans originated. Homeowners, liability and fire insurance and, if applicable, flood insurance, are also required.

***Multi-Family and Nonresidential Real Estate Mortgage Loans.*** We also originate commercial mortgage loans on multi-family and nonresidential properties, including loans on apartment buildings, retail/service properties and land as well as other income-producing properties, such as mixed-use properties combining residential and commercial space. The factors noted above that impacted residential loan origination volume during fiscal 2011 also adversely impacted the origination volume of commercial mortgages. However, the adverse effects of those factors were more than offset by the Company's acquisition of Central Jersey in November 2010 through which we acquired commercial mortgage loans with fair values totaling approximately $173.1 million as of the date of acquisition. Additionally, the Bank originated $40.3 million of multi-family and commercial real estate mortgages during the year ended June 30, 2011, compared to $31.0 million during the year ended June 30, 2010. The Company's business plan continues to call for growing strategic emphasis on the origination of commercial mortgages and increasing that portfolio on both a dollar and percentage of assets basis.

We generally require no less than a 25% down payment or equity position for mortgage loans on multi-family and nonresidential properties. For such loans, we generally require personal guarantees. Currently, these loans are made with a maturity of up to 25 years. We also offer a five-year balloon loan with a twenty five-year amortization schedule. Our commercial mortgage loans are generally secured by properties located in New Jersey.

Commercial mortgage loans are generally considered to entail a greater level of risk than that which arises from one-to-four family, owner-occupied real estate lending. The repayment of these loans typically is dependent on a successful operation and income stream of the borrower and the real estate securing the loan as collateral. These risks can be significantly affected by economic conditions. In addition, commercial mortgage loans generally carry larger balances to single borrowers or related groups of borrowers than one-to-four family mortgage loans. Consequently, such loans typically require substantially greater evaluation and oversight efforts compared to residential real estate lending.

***Commercial Business Loans.*** We also originate commercial term loans and lines of credit to a variety of professionals, sole proprietorships and small businesses in our market area. The factors noted earlier that impacted residential and commercial mortgage loan origination volume during fiscal 2011 also adversely impacted the origination volume of commercial business loans. However, the adverse effects of those factors were more than offset by the Company's acquisition of Central Jersey through which we acquired commercial business loans with fair values totaling approximately $83.5 million as of the date of acquisition. The Central Jersey acquisition also enabled the Bank to expand its commercial business loan offerings to include programs offered through the SBA in which the Bank participates as a Preferred Lender.

In addition to the loans acquired from Central Jersey, the Bank originated $11.5 million of commercial business loans during the year ended June 30, 2011 compared to $3.5 million during the year ended June 30, 2010. The net growth in the portfolio also reflected the sale of $5.1 million of SBA loan participations which resulted in the recognition of related sale gains totaling approximately $517,000 subsequent to the acquisition of Central Jersey. The Company's business plan continues to call for increased emphasis on originating commercial business loans, including the origination and sale of SBA loans, as part of its strategic focus on commercial lending.

Approximately $94.1 million or 89.6% of our commercial business loans are "non-SBA" loans. Of these loans, approximately $88.9 million or 94.5% represent secured loans that are primarily collateralized by real estate or, to a lesser extent, other forms of collateral. The remaining $5.1 million or 5.5% represent unsecured loans to our business customers. We generally require personal guarantees on all "non-SBA" commercial business loans. Marketable securities may also be accepted as collateral on lines of credit, but with a loan to value limit of 50%. The loan to value limit on secured commercial lines of credit and term loans is otherwise generally limited to 70%. We also make unsecured commercial loans in the form of overdraft checking authorization up to $25,000 and unsecured lines of credit up to $25,000. Our "non-SBA" commercial term loans generally have terms of up to 20 years and are mostly fixed-rate loans. Our commercial lines of credit have terms of up to two years and are generally adjustable-rate loans. We also offer a one-year, interest-only commercial line of credit with a balloon payment.

The remaining $10.9 million or 10.4% of commercial business loans represent the retained portion of SBA loan originations. Such loans are generally secured by various forms of collateral, including real estate, business equipment and other forms of collateral. The Bank generally chooses to sell the guaranteed portion of SBA loan originated which ranges from 50% to 90% of the loan's outstanding balance while retaining the nonguaranteed portion of the loan in portfolio. However, the Bank may also elect to retain the guaranteed portion of such loans in lieu of selling the guaranteed portion. At June 30, 2011, approximately $3.3 million of the retained portion of the Bank's SBA loans is guaranteed by the Small Business Administration.

Unlike single-family, owner-occupied residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans, including those originated under SBA programs, are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial business loans, therefore, generally have greater credit risk than residential mortgage loans. In addition, commercial business loans may carry larger balances to single borrowers or related groups of borrowers than one-to-four family first mortgage loans. As such, commercial business lending requires substantially greater evaluation and oversight efforts compared to residential or commercial real estate lending.

***Home Equity Loans and Lines of Credit.*** Our home equity loans are fixed-rate loans for terms of generally up to 20 years. We also offer fixed-rate and adjustable-rate home equity lines of credit with terms of up to 15 years. The factors noted above that impacted one-to-four family loan origination volume during fiscal 2011 also adversely impacted the origination volume of home equity loans and lines of credit. However, the adverse effects of those factors were more than offset by the Company's acquisition of Central Jersey in November 2010 through which we acquired home equity loans and lines of credit with fair values totaling approximately $60.1 million as of the date of acquisition. Additionally, the Bank originated $20.5 million of home equity loans and home equity lines of credit compared to $30.6 million in the year ended June 30, 2010.

Collateral value is determined through a property value analysis report provided by a state certified or licensed independent appraiser. In some cases, we determine collateral value by a full appraisal performed by a state certified or licensed independent appraiser. Home equity loans and lines of credit do not require title insurance but do require homeowner, liability and fire insurance and, if applicable, flood insurance.

Home equity loans and fixed-rate home equity lines of credit are generally originated in our market area and are generally made in amounts of up to 80% of value on term loans and of up to 75% of value on home equity adjustable-rate lines of credit. We originate home equity loans secured by either a first lien or a second lien on the property.

***Other Consumer Loans.*** In addition to home equity loans and lines of credit, our consumer loan portfolio primarily includes loans secured by savings accounts and certificates of deposit on deposit with the Bank and overdraft lines of credit as well as vehicle loans and personal loans. We will generally lend up to 90% of the account balance on a loan secured by a savings account or certificate of deposit.

Consumer loans entail greater risks than residential mortgage loans, particularly consumer loans that are unsecured. Consumer loan repayment is dependent on the borrower's continuing financial stability and is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. The application of various federal laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on consumer loans in the event of a default.

Our underwriting standards for consumer loans include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and any additional verifiable secondary income.

We acquired other consumer loans with fair values totaling approximately $1.3 million from Central Jersey as of the date of acquisition.

***Construction Lending.*** Our construction lending includes loans to individuals for construction of one-to-four family residences or for major renovations or improvements to an existing dwelling. Our construction lending also includes loans to builders and developers for multi-unit buildings or multi-house projects. All of our construction lending is in New Jersey. The increase in the balance of construction loans during fiscal 2011 reflects, in part, our acquisition of applicable loans from Central Jersey with fair values of approximately $25.6 million as of the date of acquisition. Additionally, during the year ended June 30, 2011, construction loan disbursements were $3.0 million compared to $7.1 million during the year ended June 30, 2010. The level of construction loan disbursements continues to reflect reduced origination volume attributable to many of the same factors that have adversely impacted the origination volume of other loan categories during fiscal 2011.

Construction borrowers must hold title to the land free and clear of any liens. Financing for construction loans is limited to 80% of the anticipated appraised value of the completed property. Disbursements are made in accordance with inspection reports by our approved appraisal firms. Terms of financing are generally limited to one year with an interest rate tied to the prime rate published in the Wall Street Journal and may include a premium of one or more points. In some cases, we convert a construction loan to a permanent mortgage loan upon completion of construction.

We have no formal limits as to the number of projects a builder has under construction or development and make a case-by-case determination on loans to builders and developers who have multiple projects under development. The Board of Directors reviews the Bank's business relationship with a builder or developer prior to accepting a loan application for processing. We generally do not make construction loans to builders on a speculative basis. There must be a contract for sale in place. Financing is provided for up to two houses at a time in a multi-house project, requiring a contract on one of the two houses before financing for the next house may be obtained.

Construction lending is generally considered to involve a higher degree of credit risk than mortgage lending. If the initial estimate of construction cost proves to be inaccurate, we may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period.

***Loans to One Borrower.*** Federal law generally limits the amount that a savings institution may lend to one borrower to the greater of $500,000 or 15% of the institution's unimpaired capital and surplus. Accordingly, as of June 30, 2011, our loans-to-one-borrower limit was approximately $50.1 million.

At June 30, 2011, our largest single borrower had an aggregate loan balance of approximately $13.6 million, representing four mortgage loans secured by commercial real estate. Our second largest single borrower had an aggregate loan balance of approximately $9.5 million, representing two loans secured by commercial real estate. Our third largest borrower had an aggregate loan balance of approximately $7.6 million, representing 13 loans secured by commercial real estate, two residential construction loans and one residential loan. At June 30, 2011, all of these lending relationships were current and performing in accordance with the terms of their loan agreements. By comparison, at June 30, 2010, loans outstanding to the Bank's three largest borrowers totaled approximately $14.1 million, $10.0 million and $9.7 million, respectively.

***Loan Originations, Purchases, Sales, Solicitation and Processing.*** The following table shows total loans originated, purchased, acquired and repaid during the periods indicated.

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | (In Thousands) | |
| Loans originated and purchased: | | | |
| Loan originations: | | | |
| Real estate mortgage: | | | |
| One-to-four family | **$ 76,749** | $ 102,116 | $ 79,413 |
| Multi-family and commercial | **40,282** | 31,002 | 36,700 |
| Commercial business | **11,544** | 3,457 | 8,002 |
| Construction | **3,029** | 7,081 | 5,374 |
| Consumer: | | | |
| Home equity loans and lines of credit | **20,484** | 30,622 | 31,034 |
| Passbook or certificate | **1,045** | 843 | 1,506 |
| Other | **571** | 469 | 792 |
| Total loan originations | **153,704** | 175,590 | 162,821 |
| Loan purchases: | | | |
| Real estate mortgage: | | | |
| One-to-four family | **4,366** | 31,216 | 67,698 |
| Total loans purchased | **4,366** | 31,216 | 67,698 |
| Loans acquired from Central Jersey | **347,721** | - | - |
| Loans sold: | | | |
| One-to-four family | **(2,574)** | - | - |
| Commercial SBA participations | **(5,056)** | - | - |
| Total loan sold | **(7,630)** | - | - |
| Loan principal repayments | **(238,404)** | (239,697) | (213,131) |
| (Decrease) increase due to other items | **(8,325)** | (1,370) | 339 |
| Net increase (decrease) in loan portfolio | **$ 251,432** | $ (34,261) | $ 17,727 |

In connection with the acquisition of Central Jersey, the Company acquired loans with a fair value of $347.7 million at the time of acquisition. The Company estimated the fair value of non-impaired loans acquired from Central Jersey by utilizing a methodology wherein loans with comparable characteristics were aggregated by type of collateral, remaining maturity, and repricing terms. Cash flows for each pool were projected using an estimate of future credit losses and rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans. The portion of the fair valuation attributable to expected future credit losses on non-impaired loans totaled approximately $3.5 million or 1.05% of their outstanding balances.

To estimate the fair value of impaired loans acquired from Central Jersey, the Company analyzed the value of the underlying collateral of the loans, assuming the fair values of the loans are derived from the eventual sale of the collateral. The value of the collateral was generally based on recently completed appraisals. The Company discounted these values using market derived rates of return, with consideration given to the period of time and cost associated with the foreclosure and disposition of the collateral. The portion of the fair valuation attributable to expected future credit losses on impaired loans totaled approximately $7.6 million.

Our customary sources of loan applications include loan originated by our commercial and residential loan officers, repeat customers, referrals from realtors and other professionals and "walk-in" customers. These sources are supported in varying degrees by our newspaper and electronic advertising and marketing strategies.

The Bank maintains loan purchase and servicing agreements with three large nationwide lenders, in order to supplement the Bank's loan production pipeline. The original agreements called for the purchase of loan pools that contain mortgages on residential properties in our lending area. Subsequently, we expanded our loan purchase and servicing agreements with the same nationwide lenders to include mortgage loans secured by residential real estate located outside of New Jersey. We have procedures in place for purchasing these mortgages such that the underwriting guidelines are consistent with those used in our in-house loan origination process. The evaluation and approval process ensures that the purchased loans generally conform to our normal underwriting guidelines. Our due diligence process includes full credit reviews and an examination of the title policy and associated legal instruments. We recalculate debt service and loan-to-value ratios for accuracy and review appraisals for reasonableness. All loan packages presented to the Bank must meet the Bank's underwriting requirements as outlined in the purchase and servicing agreements and are subject to the same review process outlined above. Furthermore, there are stricter underwriting guidelines in place for out-of-state mortgages, including higher minimum credit scores. During the year ended June 30, 2011, we purchased fixed-rate loans with principal balances totaling $3.3 million from these sellers.

Once we purchase the loans, we continually monitor the seller's performance by thoroughly reviewing portfolio balancing reports, remittance reports, delinquency reports and other data supplied to us on a monthly basis. We also review the seller's financial statements and documentation as to their compliance with the servicing standards established by the Mortgage Bankers Association of America.

As of June 30, 2011, our portfolio of out-of-state loans included mortgages in 26 states and totaled $70.7 million. The states with the two largest concentrations of loans at June 30, 2011 were Washington and New York with outstanding principal balances totaling $7.5 million and $6.7 million, respectively. The aggregate outstanding balances of loans in each of the remaining 24 states comprise less than 10% of the total balance of out-of-state loans.

The Bank also enters into purchase agreements with a limited number of mortgage originators to supplement the Bank's loan production pipeline. These agreements call for the purchase, on a flow basis, of one-to-four family first mortgage loans with servicing released to the Bank. During the year ended June 30, 2011, we purchased fixed-rate loans with principal balances totaling $920,000 from these sellers.

In addition to purchasing one-to-four family loans, we also occasionally purchase participations in loans originated by other banks and through the Thrift Institutions Community Investment Corporation of New Jersey ("TICIC"), a subsidiary of the New Jersey Bankers Association. Our TICIC participations generally include multi-family and commercial real estate properties. The aggregate balance of TICIC participations at June 30, 2011 was $7.1 million and the average balance of a single participation was approximately $253,000. At June 30, 2011, we had ten non-TICIC participations with an aggregate balance of $25.7 million, consisting of loans on commercial real estate properties, including a medical center, a self-storage facility, a shopping plaza, hotel, country club, commercial buildings with a combination of retail and office space and construction loans to build a townhouse complex. At June 30, 2010, the Bank held four non-TICIC participations with an aggregate balance of $8.6 million. The increase in participations was largely attributable to the acquisition of Central Jersey with no additional participations purchased during fiscal 2011.

***Loan Approval Procedures and Authority.*** Senior management recommends and the Board of Directors approves our lending policies and loan approval limits. The Bank's Loan Committee consists of the Chief Lending Officer, Chief Credit Officer, Divisional President, Director of Commercial Lending and Vice President of Commercial Loan Operations. The Committee may approve loans up to $2.0 million. Our Chief Lending Officer may approve loans up to $750,000. Loan department personnel of the Bank serving in the following positions may approve loans as follows: commercial/mortgage loan managers, mortgage loans up to $500,000; mortgage loan underwriters, mortgage loans up to $250,000; consumer loan managers, consumer loans up to $250,000; and consumer loan underwriters, consumer loans up to $150,000. In addition to these principal amount limits, there are established limits for different levels of approval authority as to minimum credit scores and maximum loan to value ratios and debt to income ratios or debt service coverage. Our Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer have authorization to countersign loans for amounts that exceed $750,000 up to a limit of $1.0 million. Our Chief Lending Officer must approve loans between $750,000 and $1.0 million along with one of these designated officers. Non-conforming mortgage loans and loans over $1.0 million, up to $2.0 million require the approval of the Loan Committee. All loans in excess of $2.0 million require approval by the Board of Directors.

**Asset Quality**

***Collection Procedures on Delinquent Loans.*** The Company regularly monitors the payment status of all loans within its portfolio and promptly initiates collections efforts on past due loans in accordance with applicable policies and procedures. Delinquent borrowers are notified by both mail and telephone when a loan is 30 days past due. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower and additional collection notices and letters are sent. All reasonable attempts are made to collect from borrowers prior to referral to an attorney for collection. However, when a loan is 90 days delinquent, it is our general practice to refer it to an attorney for repossession, foreclosure or other form of collection action, as appropriate. In certain instances, we may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs and we attempt to work with the borrower to establish a repayment schedule to cure the delinquency.

As to mortgage loans, if a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which we may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold or otherwise disposed of. When real estate owned is acquired, it is recorded at its fair market value less estimated selling costs. The initial write-down of the property, if necessary, is charged to the allowance for loan losses. Adjustments to the carrying value of the properties that result from subsequent declines in value are charged to operations in the period in which the declines are identified.

***Past Due Loans.*** A loan's "past due" status is generally determined based upon its "P&I delinquency" status in conjunction with its "past maturity" status, where applicable. A loan's "P&I delinquency" status is based upon the number of calendar days between the date of the earliest P&I payment due and the "as of" measurement date. A loan's "past maturity" status, where applicable, is based upon the number of calendar days between a loan's contractual maturity date and the "as of" measurement date. Based upon the larger of these criteria, loans are categorized into the following "past due" tiers for financial statement reporting and disclosure purposes: Current (including 1-29 days past due), 30-59 days, 60-89 days and 90 or more days.

***Nonaccrual Loans.*** Loans are generally placed on nonaccrual status when contractual payments become 90 days or more past due, and are otherwise placed on nonaccrual when the Company does not expect to receive all P&I payments owed substantially in accordance with the terms of the loan agreement. Loans that become 90 days past maturity, but remain non-delinquent with regard to ongoing P&I payments may remain on accrual status if: (1) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the loan agreement, past maturity status notwithstanding, and (2) the borrower is working actively and cooperatively with the Company to remedy the past maturity status through an expected refinance, payoff or modification of the loan agreement that is not expected to result in a troubled debt restructuring ("TDR") classification. All TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of past due status. The sum of nonaccrual loans plus accruing loans that are 90 days or more past due are generally defined as "nonperforming loans".

Payments received in cash on nonaccrual loans, including both the principal and interest portions of those payments, are generally applied to reduce the carrying value of the loan for financial statement purposes. When a loan is returned to accrual status, any accumulated interest payments previously applied to the carrying value of the loan during its nonaccrual period are recognized as interest income.

Loans that are not considered to be TDRs are generally returned to accrual status when payments due are brought current and the Company expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement. Non-TDR loans may also be returned to accrual status when a loan's payment status falls below 90 days past due and the Company: (1) expects receipt of the remaining past due amounts within a reasonable timeframe; and (2) expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement. TDRs may be returned to accrual status if: (1) the borrower has paid timely P&I payments in accordance with the terms of the restructured loan agreement for no less than six consecutive months after restructuring, and (2) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the restructured loan agreement.

*Nonperforming Assets.* The following table provides information regarding the Bank's nonperforming assets which are comprised of nonaccrual loans, accruing loans 90 days or more past due and real estate owned.

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (Dollars in Thousands) | | | | |
| Loans accounted for on a nonaccrual basis: | | | | | |
| Real estate mortgage: | | | | | |
| One- to four-family | **$ 4,056** | $ 1,867 | $ 2,120 | $ 530 | $ 472 |
| Multi-family and commercial | **7,429** | 4,358 | 5,626 | 1,012 | 1,017 |
| Commercial business | **4,866** | 2,298 | — | — | — |
| Consumer: | | | | | |
| Home equity loans | **204** | 250 | 27 | 31 | — |
| Home equity lines of credit | **93** | — | — | — | — |
| Other | **22** | 1 | — | — | — |
| Construction | **1,654** | 468 | 362 | — | — |
| Total | **18,324** | 9,242 | 8,135 | 1,573 | 1,489 |
| Accruing loans which are contractually past due 90 days or more: | | | | | |
| Real estate mortgage: | | | | | |
| One- to four-family | **14,923** | 12,321 | 5,017 | — | — |
| Multi-family and commercial | — | — | — | — | — |
| Commercial business | **1,718** | — | — | — | — |
| Consumer: | — | — | — | | |
| Home equity loans and lines of credit | — | — | — | — | — |
| Passbook or certificate | — | — | — | — | — |
| Other | — | — | — | — | — |
| Construction | — | — | — | — | — |
| Total | **16,441** | 12,321 | 5,017 | — | — |
| Total nonperforming loans | **$ 34,965** | $ 21,563 | $ 13,152 | $ 1,573 | $ 1,489 |
| Real estate owned | **$ 7,497** | $ 146 | $ 109 | $ 109 | $ 109 |
| Other nonperforming assets | **$ —** | $ — | $ — | $ — | $ — |
| Total nonperforming assets | **$ 42,462** | $ 21,709 | $ 13,261 | $ 1,682 | $ 1,598 |
| Total nonperforming loans to total loans | **2.76%** | 2.13% | 1.26% | 0.15% | 0.17% |
| Total nonperforming loans to total assets | **1.20%** | 0.92% | 0.62% | 0.08% | 0.08% |
| Total nonperforming assets to total assets | **1.46%** | 0.93% | 0.62% | 0.08% | 0.08% |

Total nonperforming assets increased by $20.7 million to $42.5 million at June 30, 2011 from $21.7 million at June 30, 2010. The increase comprised a net increase in non-accrual loans of $9.1 million, the addition of $4.1 million of loans 90 days or more past due and still accruing plus a net increase in real estate owned of $7.4 million. For those same comparative periods, the number of nonaccrual loans increased from 26 to 80 loans while the number of loans 90 days or more past due and still accruing increased from 28 to 34 loans. The comparative increase in the balance of nonperforming loans reflects the impact of loans acquired from Central Jersey during fiscal 2011 whose nonperforming balances totaled approximately $9.4 million at June 30, 2011.

Nonperforming one-to-four family mortgage loans include 18 nonaccrual loans totaling $4,056,000 and 32 accruing loans totaling $14,923,000 that are 90 days or more past due. At June 30, 2011, the outstanding balances of these loans range from $11,000 to $1.3 million with an average balance of approximately $380,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are primarily secured by New Jersey properties, with one out-of-state loan totaling $1.3 million secured by a property located in South Carolina. The Company has identified approximately $4.0 million of impairment relating to 31 of these nonperforming loans for which specific valuations allowances are maintained in the allowance for loan losses at June 30, 2011.

The accruing one-to-four family loans reported above as 90 days or more past due represent loans that were originally acquired from Countrywide Home Loans, Inc. ("Countrywide"). Such loans continue to be serviced by their acquirer, Bank of America through its subsidiary, BAC Home Loans Servicing, LP ("BOA") where the collections and foreclosure processes have been subjected to extended delays. In accordance with our agreement, BOA advances scheduled principal and interest payments to the Bank when such payments are not made by the borrower. The timely receipt of principal and interest from the servicer ensures the continued accrual status of the Bank's loan. However, the delinquency status reported for these nonperforming loans reflects the borrower's actual delinquency irrespective of the Bank's receipt of advances which will be recouped by BOA from the Bank in the event the borrower does not reinstate the loan. The impairment noted above is largely attributable to the deterioration of credit quality within this specific segment of the one-to-four family loan portfolio.

Nonperforming commercial real estate loans, including multi-family and nonresidential mortgage loans, include 20 nonaccrual loans totaling $7,429,000. At June 30, 2011, the outstanding balances of these loans range from $70,000 to $1.4 million with an average balance of approximately $371,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties. The Company has identified approximately $1.5 million of impairment relating to four of these nonperforming loans for which specific valuations allowances are maintained in the allowance for loan losses at June 30, 2011.

Nonperforming commercial business loans include 23 nonaccrual loans totaling $4,866,000 and two accruing loans totaling $1,718,000 that are 90 days or more past due. At June 30, 2011, the outstanding balances of these loans range from $3,000 to $2.2 million with an average balance of approximately $263,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are primarily secured by New Jersey properties and, to a lesser extent, other forms of collateral. Two loans totaling approximately $450,000 are unsecured. The Company has identified approximately $692,000 of impairment relating to nine of these nonperforming loans for which specific valuations allowances are maintained in the allowance for loan losses at June 30, 2011.

Home equity loans and home equity lines of credit that are reported as nonperforming include seven nonaccrual loans totaling $297,000. At June 30, 2011, the outstanding balances of these loans range from $6,000 to $93,000 with an average balance of approximately $38,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are primarily secured by New Jersey properties. The Company has identified no impairment associated with these nonperforming loans at June 30, 2011.

Other consumer loans that are reported as nonperforming include seven nonaccrual loans totaling $22,000 including $17,000 of account loans fully secured by customer deposits and $5,000 of other unsecured consumer loans that are in various stages of collection.

Finally, nonperforming construction loans include five nonaccrual loans totaling $1,654,000. At June 30, 2011, the outstanding balances of these loans range from $106,000 to $507,000 with an average balance of approximately $331,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties in varying stages of development. The Company has identified approximately $105,000 of impairment relating to one of these nonperforming loans for which a specific valuation allowance is maintained in the allowance for loan losses at June 30, 2011.

During the years ended June 30, 2011, 2010 and 2009, gross interest income of $591,000, $629,000 and $591,000, respectively, would have been recognized on loans accounted for on a nonaccrual basis if those loans had been current. Interest income recognized on such loans of $289,000, $233,000 and $134,000 was included in income for the years ended June 30, 2011, 2010 and 2009, respectively.

At June 30, 2011 and 2010, the Bank had loans with aggregate outstanding balances totaling $2,346,000 and $945,000, respectively, reported as troubled debt restructurings.

During the year ended June 30, 2011, gross interest income of $125,000 would have been recognized on loans reported as troubled debt restructurings under their original terms prior to restructuring. Actual interest income of $73,000 was recognized on such loans for the year ended June 30, 2011 reflecting the interest received under the revised terms of those restructured loans.

During the year ended June 30, 2010, gross interest income of $63,000 would have been recognized on loans reported as troubled debt restructurings under their original terms prior to restructuring. Actual interest income of $46,000 was recognized on such loans for the year ended June 30, 2010 reflecting the interest received under the revised terms of those restructured loans.

No loans were reported as troubled debt restructurings at June 30, 2009, 2008 and 2007.

***Loan Review System.*** The Company maintains a loan review system consisting of several related functions including, but not limited to, classification of assets, calculation of the allowance for loan losses, independent credit file review as well as internal audit and lending compliance reviews. The Company utilizes both internal and external resources, where appropriate, to perform the various loan review functions. For example, the Company has engaged the services of third party firms specializing in loan review and analysis to perform several loan review functions. The firms review the loan portfolio in accordance with the scope and frequency determined by senior management and the Asset Quality Committee of the Board of Directors. The third party loan review firms assist senior management and the board of directors in identifying potential credit weaknesses; in appropriately grading or adversely classifying loans; in identifying relevant trends that affect the collectability of the portfolio and identifying segments of the portfolio that are potential problem areas; in verifying the appropriateness of the allowance for loan losses; in evaluating the activities of lending personnel including compliance with lending policies and the quality of their loan approval, monitoring and risk assessment; and by providing an objective assessment of the overall quality of the loan portfolio. Currently, independent loan reviews are being conducted quarterly and include non-performing loans as well as samples of performing loans of varying types within the Company's portfolio.

The Company's loan review system also includes the internal audit and compliance functions, which operate in accordance with a scope determined by the Audit and Compliance Committee of the Board of Directors. Internal audit resources assess the adequacy of, and adherence to, internal credit policies and loan administration procedures. Similarly, the Company's compliance resources monitor adherence to relevant lending-related and consumer protection-related laws and regulations. The loan review system is structured in such a way that the internal audit function maintains the ability to independently audit other risk monitoring functions without impairing its independence with respect to these other functions.

As noted, the loan review system also comprises the Company's policies and procedures relating to the regulatory classification of assets and the allowance for loan loss functions each of which are described in greater detail below.

***Classification of Assets.*** In compliance with the regulatory guidelines, the Company's loan review system includes an evaluation process through which certain loans exhibiting adverse credit quality characteristics are classified "Special Mention", "Substandard", "Doubtful" or "Loss".

An asset is classified as "Substandard" if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified as "Substandard", with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets, or portions thereof, classified as "Loss" are considered uncollectible or of so little value that their continuance as assets is not warranted.

Management evaluates loans classified as substandard or doubtful for impairment in accordance with applicable accounting requirements. Impairment identified through this evaluation is classified as "Loss" through which a either specific valuation allowance equal to 100% of the impairment is established or the loan is charged off. In general, loans that are classified as "Loss" in their entirety are charged off directly against the allowance for loan loss. In a limited number of cases, the net carrying value of an impaired loan may be classified as "Loss" based on regulatory expectations supported by a collateral-dependent impairment analysis. However, the borrower's adherence to contractual repayment terms precludes the recognition of an actual charge off. In these limited cases, a specific valuation allowance equal to 100% of the impaired loan's carrying value may be maintained against the net carrying value of the asset.

More typically, the Company's impaired loans with impairment are characterized by "split classifications" (e.g. "Substandard/Loss") with charge offs being recorded against the allowance for loan loss at the time such losses are realized. For loans primarily secured by real estate, which comprise over 90% of the Company's loan portfolio at June 30, 2011, the recognition of impairments as "charge offs" typically coincides with the foreclosure of the property securing the impaired loan at which time the property is brought into real estate owned at its fair value, less estimated selling costs, and any portion of the loan's carrying value in excess of that amount is charged off against the ALLL.

Assets which do not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but have some credit deficiencies or other potential weaknesses are designated as "Special Mention" by management. Adversely classified assets, together with those rated as "Special Mention", are generally referred to as "Classified Assets". Non-classified assets are internally rated as either "Pass" or "Watch" with the latter denoting a potential deficiency or concern that warrants increased oversight or tracking by management until remediated.

Management performs a classification of assets review, including the regulatory classification of assets, generally on a monthly basis. The results of the classification of assets review are validated by the Company's third party loan review firm during their quarterly, independent review. In the event of a difference in rating or classification between those assigned by the internal and external resources, the Company will generally utilize the more critical or conservative rating or classification. Final loan ratings and regulatory classifications are presented monthly to the Board of Directors and are reviewed by regulators during the examination process.

The following table discloses our designation of certain loans as special mention or adversely classified during each of the five years presented. See Page 42 for discussion regarding classified securities.

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| | | | **(In Thousands)** | | |
| Special Mention | $ **11,141** | $ 10,353 | $ 3,506 | $ — | $ 736 |
| Substandard | **39,093** | 18,697 | 14,891 | 749 | 1,470 |
| Doubtful | **614** | — | 817 | 1,871 | 1,881 |
| Loss [(1)] | — | — | — | — | — |
| Total | $ **50,846** | $ 29,050 | $ 19,214 | $ 2,620 | $ 4,087 |

[(1)] Net of specific valuation allowances

At June 30, 2011, the balance of "Special Mention" loans included a total of 33 loans whose entire outstanding balances were classified in that manner. As of that same date, the classification of 137 loans with outstanding balances totaling $43,810,000 were split between balances classified as "Substandard" and "Loss" in the amounts of $39,093,000 and $4,717,000, respectively. The classification of one additional loan with an outstanding balance totaling $623,000 was split between balances classified as "Doubtful" and "Loss" in the amounts of $614,000 and $8,000, respectively. Finally, the entire outstanding balances of seven loans totaling $1,636,000 were classified as "Loss" at June 30, 2011.

In total, the outstanding balance of loans, or portions thereof, classified as "Loss" totaled $6,361,000 at June 30, 2011. Specific valuation allowances have been established against these assets in accordance with the Company's allowance for loan loss methodology. Consistent with regulatory reporting requirements, the balance of classified assets are reported in the table above net of any applicable specific valuation allowances resulting in the zero net balance for assets classified as "Loss".

***Allowance for Loan Losses.*** The allowance for loan losses is a valuation account that reflects the Company's estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the Company's loan review system. The Company charges losses on loans against the allowance as such losses are actually incurred. Recoveries on loans previously charged-off are added back to the allowance.

The Company's allowance for loan loss calculation methodology utilizes a "two-tier" loss measurement process that is performed monthly. Based upon the results of the classification of assets and credit file review processes described earlier, the Company first identifies the loans that must be reviewed individually for impairment. Factors considered in identifying individual loans to be reviewed include, but may not be limited to, classification status, past due and/or nonaccrual status, size of loan, type and condition of collateral and the financial condition of the borrower.

Traditionally, the loans considered by the Company to be eligible for individual impairment review have generally represented its larger and/or more complex loans including its commercial mortgage loans, comprising multi-family and nonresidential real estate loans, as well as its construction loans and commercial business loans. Residential mortgage loans were generally considered "homogeneous" loan types and were only selectively evaluated for impairment based upon certain risk factors. For example, the risk characteristics of certain residential mortgage loan portfolios purchased from other loan originators were considered sufficient to warrant individual impairment analysis of the nonperforming loans within those portfolios.

During fiscal 2011, the Company expanded the scope of loans that it considers eligible for individual impairment review to now include all one-to-four family mortgage loans as well as its home equity loans and home equity lines of credit. Expanding the scope of loans individually evaluated for impairment in this manner did not have a material impact on the Company's allowance for loan loss calculations nor the reported level of its impaired loans.

A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management measures the amount of impairment associated with that loan.

In measuring the impairment associated with collateral dependent loans, the fair value of the real estate collateralizing the loan is generally used as a measurement proxy for that of the impaired loan itself as a practical expedient. Such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser.

The Company generally obtains updated market values on properties securing mortgage loans when such loans are initially placed on nonperforming status with such values updated approximately every six to twelve months thereafter throughout the foreclosure process. Appraised values are typically updated at the point of foreclosure and approximately every six to twelve months thereafter while the repossessed property is held as real estate owned.

As supported by accounting and regulatory guidance, the Company reduces the fair value of the collateral by estimated selling costs, such as real estate brokerage commissions, to measure impairment when such costs are expected to reduce the cash flows available to repay the loan.

The Company establishes specific valuation allowances in the fiscal period during which the loan impairments are identified. The results of management's specific loan impairment evaluation are validated by the Company's third party loan review firm during their quarterly, independent review. Such valuation allowances are adjusted in subsequent fiscal periods, where appropriate, to reflect any changes in carrying value or fair value identified during subsequent impairment evaluations which are updated monthly by management.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise reviewed individually for impairment. Such loans include groups of smaller-balance homogeneous loans that may generally be excluded from individual impairment analysis, and are therefore collectively evaluated for impairment, as well as the non-impaired portion of those loans within categories that are otherwise eligible for individual impairment review.

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company's loan portfolio. These segments aggregate homogeneous subsets of loans with similar risk characteristics based upon loan type. For allowance for loan loss calculation and reporting purposes, the Company currently stratifies its loan portfolio into five primary categories: residential mortgage loans, commercial mortgage loans, construction loans, commercial business loans and consumer loans. Within the consumer loan category, the Company distinguishes between home equity loans, home equity lines of credit and other consumer loans. Beyond these primary categories, the Company further delineates commercial business loans into secured and unsecured loans while loans may also be identified and grouped based on origination source to distinguish those with unique risk characteristics associated with certain purchased loans and participations.

In regard to historical loss factors, the Company's allowance for loan loss calculation calls for an analysis of historical charge-offs and recoveries for each of the defined segments within the loan portfolio. The Company currently utilizes a two-year moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. The outstanding principal balance of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company's historical loss experience.

The timeframe between when loan impairment is first identified by the Company and when such impairment is ultimately charged off varies by loan type due to the applicable collection, foreclosure and/or collateral repossession processes and timeframes. For example, unsecured consumer and commercial loans are classified as "loss" at 120 days past due and are generally charged off at that time.

By contrast, the Company's secured loans are primarily comprised of residential and nonresidential mortgage loans and commercial/business loans secured by properties located in New Jersey where the foreclosure process currently takes approximately 24-36 months to complete. As noted above, impairment is first measured at the time the loan is initially classified as nonperforming, which generally coincides with initiation of the foreclosure process. However, such impairment measurements are updated at least quarterly which may result in the identification of additional impairment and loss classifications arising from deteriorating collateral values or other factors effecting the estimated fair value of collateral-dependent loans. Charge offs of the cumulative portion of secured loans classified as loss, where applicable, are generally recognized upon completion of foreclosure at which time: (a) the property is brought into real estate owned at its fair value, less estimated selling costs, (b) any portion of the loan's carrying value in excess of that amount is charged off against the ALLL, and (c) the historical loss factors used in the Company's ALLL calculations are updated to reflect that actual loss.

Accordingly, the historical loss factors used in the Company's allowance loan loss calculations do not reflect the probable losses on impaired loans until such time that the losses are realized as charge offs. Consideration of these probable losses in the Company's historical loss factors would otherwise increase the portion of the allowance for loan losses attributable to such factors. However, the environmental loss factors utilized by the Company in its allowance for loan loss calculation methodology, as described below, generally serve to recognize the probable losses within the portfolio that have not yet been realized as charge offs.

Inasmuch as impairment is generally first measured concurrent with an eligible loan's initial classification as "nonperforming", as described earlier, the timeframes between "nonperforming classification and charge off" and "initial impairment/loss measurement and charge off" are generally consistent.

As noted, the second tier of the Company's allowance for loan loss calculation also utilizes environmental loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in nonperforming loans; the effects of changes in credit policy; the experience, ability and depth of the lending function's management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. For each category of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk). The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each category. The outstanding principal balance of each loan category is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

In evaluating the impact of the level and trends in nonperforming loans on environmental loss factors, the Company first broadly considers the occurrence and overall magnitude of prior losses recognized on such loans over an extended period of time. For this purpose, losses are considered to include both direct charge offs as well as the portions of impaired assets classified as loss for which specific valuation allowances have been recognized through provisions to the allowance for loan losses. To the extent that prior losses have generally been recognized on nonperforming loans within a category, a basis is established to recognize existing losses on loans collectively evaluated for impairment based upon the current levels of nonperforming loans within that category. Conversely, the absence of material prior losses attributable to delinquent or nonperforming loans within a category may significantly diminish, or even preclude, the consideration of the level of nonperforming loans in the calculation of the environmental loss factors attributable to that category of loans.

Once the basis for considering the level of nonperforming loans on environmental loss factors is established, the Company then considers the current dollar amount of nonperforming loans by loan type in relation to the total outstanding balance of loans within the category. A greater portion of nonperforming loans within a category in relation to the total suggests a comparatively greater level of risk and expected loss within that loan category and vice-versa.

In addition to considering the current level of nonperforming loans in relation to the total outstanding balance for each category, the Company also considers the degree to which those levels have changed from period to period. A significant and sustained increase in nonperforming loans over a 12-24 month period suggests a growing level of expected loss within that loan category and vice-versa.

As noted above, the Company considers these factors in a qualitative, rather than quantitative fashion when ascribing the risk value, as described above, to the level and trends of nonperforming loans that is applicable to a particular loan category. As with all environmental loss factors, the risk value assigned ultimately reflects the Company's best judgment as to the level of expected losses on loans collectively evaluated for impairment.

The sum of the probable and estimable loan losses calculated through the first and second tiers of the loss measurement processes as described above, represents the total targeted balance for the Company's allowance for loan losses at the end of a fiscal period. As noted earlier, the Company establishes all additional specific valuation allowances in the fiscal period during which additional loan impairments are identified. This step is generally performed by transferring the required additions to specific valuation allowances on impaired loans from the balance of Company's general valuation allowances. After establishing all specific valuation allowances relating to impaired loans, the Company then compares the remaining actual balance of its general valuation allowance to the targeted balance calculated at the end of the fiscal period. The Company adjusts its balance of general valuation allowances through the provision for loan losses as required to ensure that the balance of the allowance for loan losses reflects all probable and estimable loans losses at the close of the fiscal period. Any balance of general valuation allowances in excess of the targeted balance is reported as unallocated with such balances attributable to probable losses within the loan portfolio relating to environmental factors within one or more non-specified loan segments. Notwithstanding calculation methodology and the noted distinction between specific and general valuation allowances, the Company's entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.

The labels "specific" and "general" used herein to define and distinguish the Company's valuation allowances have substantially the same meaning as those used in the regulatory nomenclature applicable to the valuation allowances of insured financial institutions. As such, the portion of the allowance for loan losses categorized herein as "general valuation allowance" is considered "supplemental capital" for the regulatory capital calculations applicable to the Company and its wholly owned bank subsidiary. By contrast, the Company's "specific valuation allowance" maintained against impaired loans is excluded from all forms of regulatory capital and is instead netted against the balance of the applicable assets for regulatory reporting purposes.

Although management believes that specific and general loan losses are established in accordance with management's best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

The following table sets forth information with respect to activity in the allowance for loan losses for the periods indicated.

| | For the Years Ended June 30, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| | (Dollars in Thousands) | | | | |
| Allowance balance (at beginning of period) | **$ 8,561** | $ 6,434 | $ 6,104 | $ 6,049 | $ 5,451 |
| Provision for loan losses | **4,628** | 2,616 | 317 | 94 | 571 |
| Charge-offs: | | | | | |
| One-to-four family mortgage | **931** | 202 | 2 | 30 | — |
| Home equity loan | **7** | 16 | — | — | — |
| Commercial mortgage | — | 322 | — | — | — |
| Commercial business | **5** | — | — | — | — |
| Construction | **492** | — | — | — | — |
| Other | **7** | 1 | 3 | 9 | — |
| Total charge-offs | **1,442** | 541 | 5 | 39 | — |
| Recoveries: | | | | | |
| One-to-four family mortgage | **6** | 10 | — | — | — |
| Commercial mortgage | **2** | 42 | — | — | — |
| Commercial business | **11** | — | 18 | — | 27 |
| Other | **1** | — | — | — | — |
| Total recoveries | **20** | 52 | 18 | — | 27 |
| Net (charge-offs) recoveries | **(1,422)** | (489) | (13) | (39) | 27 |
| Allowance balance (at end of period) | **$ 11,767** | $ 8,561 | $ 6,434 | $ 6,104 | $ 6,049 |
| Total loans outstanding | **$ 1,269,372** | $ 1,013,149 | $ 1,044,885 | $ 1,026,514 | $ 865,031 |
| Average loans outstanding | **$ 1,172,576** | $ 1,030,287 | $ 1,064,019 | $ 951,019 | $ 785,210 |
| Allowance for loan losses as a percent of total loans outstanding | **0.93%** | 0.84% | 0.62% | 0.59% | 0.70% |
| Net loan charge-offs as a percent of average loans outstanding | **0.12%** | 0.05% | 0.00% | 0.00% | 0.00% |
| Allowance for loan losses to non-performing loans | **33.65%** | 39.70% | 48.92% | 388.05% | 406.25% |

***Allocation of Allowance for Loan Losses.*** The following table sets forth the allocation of the total allowance for loan losses by loan category and segment and the percent of loans in each category's segment to total net loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan segment does not represent the total available for future losses which may occur within a particular loan segment since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

| | At June 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | | 2008 | | 2007 | |
| | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans |
| | (Dollars in Thousands) | | | | | | | | | |
| At end of period allocated to: | | | | | | | | | | |
| Real estate mortgage: | | | | | | | | | | |
| One-to-four family | **$ 6,644** | **48.13%** | $ 4,302 | 65.52% | $ 3,254 | 65.97% | $ 2,979 | 66.99% | $ 1,854 | 64.66% |
| Multi-family and commercial | **3,336** | **30.23** | 3,315 | 20.04 | 2,181 | 18.89 | 1,841 | 17.40 | 3,602 | 18.40 |
| Commercial business | **880** | **8.27** | 108 | 1.42 | 73 | 1.42 | 44 | 0.85 | 27 | 0.48 |
| Consumer: | | | | | | | | | | |
| Home equity loans | **322** | **8.78** | 313 | 10.03 | 510 | 10.85 | 719 | 12.08 | 356 | 13.14 |
| Home equity lines of credit | **49** | **2.59** | 34 | 1.12 | 55 | 1.16 | 67 | 1.12 | 46 | 1.47 |
| Other | **14** | **0.30** | 13 | 0.42 | 24 | 0.43 | 41 | 0.39 | 34 | 0.54 |
| Construction | **289** | **1.70** | 245 | 1.45 | 106 | 1.28 | 118 | 1.17 | 130 | 1.31 |
| | **11,534** | | 8,330 | | 6,203 | | 5,809 | | 6,049 | |
| Unallocated | **233** | | 231 | | 231 | | 295 | | — | |
| Total | **$ 11,767** | **100.00%** | $ 8,561 | 100.00% | $ 6,434 | 100.00% | $ 6,104 | 100.00% | $ 6,049 | 100.00% |

The following table sets forth the allocation of the allowance for loan losses by loan category and segment within each valuation allowance category at the dates indicated. The valuation allowance categories presented reflect the allowance for loan loss calculation methodology in effect at the time.

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| | (Dollars in Thousands) | | | | |
| Specific valuation allowance: | | | | | |
| Real estate mortgage: | | | | | |
| One-to-four family | **$ 4,061** | $ 2,433 | $ 150 | $ — | $ — |
| Multi-family and commercial | **1,503** | 1,771 | 1,278 | 1,160 | — |
| Commercial business | **692** | 5 | 2 | 3 | — |
| Construction | **105** | 106 | — | — | — |
| Total specific valuation allowance | **6,361** | 4,315 | 1,430 | 1,163 | — |
| General valuation allowance (Factors based): | | | | | |
| Historical loss factors | **738** | 199 | 30 | 33 | — |
| Environmental loss factors: | | | | | |
| Real estate mortgage: | | | | | |
| One-to-four family | **2,160** | 1,784 | 3,098 | 2,972 | — |
| Multi-family and commercial | **1,658** | 1,443 | 901 | 679 | — |
| Commercial business | **186** | 103 | 71 | 41 | |
| Consumer: | | | | | |
| Home equity loans | **312** | 305 | 510 | 719 | — |
| Home equity lines of credit | **49** | 34 | 55 | 67 | — |
| Other | **8** | 8 | 8 | 23 | — |
| Construction | **62** | 139 | 100 | 112 | — |
| Total environmental loss factors | **4,435** | 3,816 | 4,743 | 4,613 | — |
| Total (Factors based) | **5,173** | 4,015 | 4,773 | 4,646 | — |
| General valuation allowance (Loan classifications based): | | | | | |
| Real estate mortgage: | | | | | |
| One-to-four family | **—** | — | — | — | 1,582 |
| Multi-family and commercial (TICIC Participations) | **—** | — | — | — | 2,105 |
| Multi-family and commercial (Non-TICIC) | **—** | — | — | — | 1,028 |
| Commercial business | **—** | — | — | — | 34 |
| Consumer: | | | | | |
| Home equity loans | **—** | — | — | — | 286 |
| Home equity lines of credit | **—** | — | — | — | 39 |
| Other | **—** | — | — | — | 27 |
| Construction | **—** | — | — | — | 350 |
| Total (Loan classifications based) | **—** | — | — | — | 5,451 |
| Unallocated general valuation allowance | **233** | 231 | 231 | 295 | — |
| Total allowance for loan losses | **$ 11,767** | $ 8,561 | $ 6,434 | $ 6,104 | $ 5,451 |

During fiscal 2011, the balance of the allowance for loan losses increased by approximately $3.2 million to $11.8 million at June 30, 2011 from $8.6 million at June 30, 2010. The increase resulted from additional provisions of $4.6 million that were partially offset by net charge offs of $1.4 million during fiscal 2011. The increase reflects net additions to specific valuation allowances of approximately $2.0 million relating to impaired loans coupled with a net increase in general valuation allowances, including unallocated amounts, of approximately $1.2 million arising from increased levels of historical and environmental loss factors applied to the outstanding balance of the remaining loans within the Company's portfolio that are evaluated collectively for impairment.

With regard to the reported net additions to specific valuation allowances at June 30, 2011, the Company reported a total of 110 impaired loans with a total outstanding balance of $37.3 million compared to a total of 39 impaired loans with a total outstanding balance of $20.5 million at June 30, 2010. As of June 30, 2011, the portion of the total allowance for loan losses specifically attributable to the impairment relating to these loans totaled $6.4 million. By comparison, the impairment identified on loans requiring specific valuation allowances at June 30, 2010 totaled approximately $4.3 million. The increases in specific valuation allowances reported in fiscal 2011 generally resulted from reductions in the fair value of the real estate securing the collateral dependent loans that were individually evaluated for impairment in accordance with the Company's allowance for loan loss calculation methodology described earlier.

The balance of the Company's general valuation allowances, including unallocated amounts, increased by approximately $1.2 million from $4.2 million at June 30, 2010 to $5.4 million at June 30, 2011. The reported net change in general valuation allowances during fiscal 2011 was attributable to the application of the Company's historical and environment loss factors to the portion of the loan portfolio that is evaluated collectively for impairment.

With regard to environmental loss factors, the Company recognized a net increase in the allowance for loan losses attributable to changes in such factors during fiscal 2011. The changes generally reflected several factors including, but not limited to, the increase in the level of nonperforming loans and associated losses within certain specific segments of the loan portfolio. By contrast, the environmental factors relating to those segments of the portfolio that have not demonstrated a significant and sustained increase in the level of nonperforming loans and losses have remained generally stable or have increased modestly for the reasons noted below. In conjunction with the net changes to the outstanding balance of the applicable loans, the noted changes resulted in an increase of $619,000 in the applicable portion of the allowance for loan losses to $4.4 million at June 30, 2011 from $3.8 million at June 30, 2010.

Certain categories of loans within the Company's portfolio have recently experienced a noteworthy increase in the level of nonperforming loans which has coincided with an associated increase in losses recognized on such loans. Consequently, the environmental loss factors utilized to estimate the probable losses within these categories of the portfolio have increased.

For example, for the 12 months ended June 30, 2011, total nonperforming loans, including nonaccrual loans and accruing loans 90 days or more past due, increased $13.4 million from $21.6 million at June 30, 2010 to $35.0 million at June 30, 2011. For those same comparative periods, the level of impairment identified on such loans, resulting in loss classifications and specific valuation allowances attributable to such losses, increased by $2.1 million from $4.3 million to $6.4 million.

The reported increase in nonperforming loans included loans with net balances at June 30, 2011 totaling $9.4 million that were originally acquired through the Bank's merger with Central Jersey Bank which closed in November 2010. Such loans were initially recorded at fair value reflecting any impairment identified on such loans at that time. The reported increase in impairment losses noted above includes approximately $417,000 of subsequent impairment identified on nonperforming loans acquired from Central Jersey for which loss classifications and specific valuation allowances have been established at June 30, 2011.

In recognition of these subsequent losses, the Company has implemented the use of environmental loss factors for those Central Jersey loans that were evaluated collectively for impairment at June 30, 2011. Such factors primarily emphasize the risks attributable to changes in the value of underlying collateral and national and local economic trends and conditions. Given their recent acquisition at fair value, the environmental loss factors initially established for the Central Jersey loans generally reflect a comparatively lower level of risk than those applicable to the remaining portfolio. In accordance with the methodology described earlier, the Company initially assigned a risk rating of "3" to the two environmental loss factors noted resulting in a total of six basis points of allowance, or approximately $177,000, being allocated to the applicable loans at June 30, 2011. The level of environmental loss factors attributable to these loans will continue to be monitored and adjusted to reflect the Company's best judgment as to the level of expected losses on the loans acquired from Central Jersey that are collectively evaluated for impairment.

The remaining increase in nonperforming loans noted above was largely attributable to additional deterioration of loan quality within the specific segment of the residential mortgage loan portfolio that was originally acquired from Countrywide. Such loans continue to be serviced by their acquirer, BOA, where the collections and foreclosure processes have been subjected to extended delays. For the 12 months ended June 30, 2011, the level of nonperforming loans attributable to this segment of the Company's loan portfolio increased by $4.3 million from $12.3 million at June 30, 2010 to $16.6 million at June 30, 2011. For those same comparative periods, the portion of such loans classified as loss increased by $1.6 million from $2.4 million to $4.0 million.

In recognition of these additional losses, coupled with the expectation for continuing delays in the foreclosure process, the Company has increased the level of environmental loss factors attributable to loans within this specific segment of the residential mortgage loan portfolio that are evaluated collectively for impairment. From June 30, 2010 to June 30, 2011, the risk ratings assigned to the following environmental loss factors were increased to the levels noted:

- **Level of and trends in nonperforming loans:** Increased (+3) from "9" to "12" reflecting continued increases in the level of nonperforming loans within the portfolio segment.

- **Experience, ability and depth of the lending function's management and staff:** Increased (+12) from "3" to "15" reflecting the servicer's managerial and staffing shortcomings evidenced by legal and governmental challenges and intervention into BOA's collection and foreclosure procedures coupled with delays in the foreclosure process within the New Jersey state court system.

- **National and local economic trends and conditions:** Increased (+3) from "9" to "12" reflecting lingering adverse effects of deteriorated economic conditions, including high levels of unemployment negatively impacting repayment ability of borrowers.

- **Changes in local and regional real estate values:** Increased (+9) from "3" to "12" reflecting deterioration of collateral values from original appraised values coupled with the degree of that deterioration in comparison to residential mortgage loans originated internally.

The changes in risk ratings noted above resulted in an increase of 27 basis points of allowance being allocated to the applicable loans at June 30, 2011 compared to the levels at June 30, 2010. In combination with those that remained unchanged from period to period, total environmental factors applicable to this segment of the residential mortgage loan portfolio increased from 39 basis points at June 30, 2010 to 66 basis points at June 30, 2011 resulting in an increase in the allowance of approximately $286,000. The level of environmental loss factors attributable to these loans will continue to be monitored and adjusted to reflect the Company's best judgment as to the level of expected losses on the loans acquired from Countrywide that are collectively evaluated for impairment.

In addition to the changes attributable to increases in the level of nonperforming loans and associated losses within the specific segments of the loan portfolio noted, the Company also increased the risk ratings of certain environmental factors applicable to other categories of loans within its portfolio. From June 30, 2010 to June 30, 2011, the risk ratings assigned to the following environmental loss factors applicable to originated residential mortgage loans were increased to the levels noted:

- **National and local economic trends and conditions:** Increased (+3) from "6" to "9" reflecting lingering adverse effects of deteriorated economic conditions, including high levels of unemployment negatively impacting repayment ability of borrowers.

- **Changes in local and regional real estate values:** Increased (+3) from "3" to "6" reflecting deterioration of collateral values from original appraised values.

In combination with those that remained unchanged from period to period, total environmental factors applicable to this segment of the residential mortgage loan portfolio increased from 24 basis points at June 30, 2010 to 30 basis points at June 30, 2011 resulting in an increase in the allowance of approximately $292,000.

For those same comparative periods, the risk ratings assigned to the following environmental loss factors applicable to originated home equity loans and home equity lines of credit were increased to the levels noted:

- **National and local economic trends and conditions:** Increased (+3) from "6" to "9" reflecting lingering adverse effects of deteriorated economic conditions, including high levels of unemployment negatively impacting repayment ability of borrowers.

- **Changes in local and regional real estate values:** Increased (+3) from "9" to "12" reflecting deterioration of collateral values from original appraised values.

In combination with those that remained unchanged from period to period, total environmental factors applicable to these segments of the loan portfolio increased from 30 basis points at June 30, 2010 to 36 basis points at June 30, 2011 resulting in an increase in the allowance of approximately $55,000.

With regard to historical loss factors, the Company's loan portfolio experienced a net annual charge-off rate of 12 basis points during fiscal 2011 representing an increase of seven basis points from the five basis points of charge offs reported for fiscal 2010. In conjunction with the net changes to the outstanding balance of the applicable loans, the increase in the historical loss factors attributable to the increased level of actual charge offs during fiscal 2011 resulted in a net increase of $539,000 in the associated general valuation allowances to $738,000 at June 30, 2011 from $199,000 at June 30, 2010. Notwithstanding its low level of historical charge-offs through fiscal 2011, the Company expects charge offs to increase in the future based, in part, upon the $6.4 million of specific valuation allowances at June 30, 2011 that represent identified impairments on nonperforming loans which are ultimately expected to result in additional charge offs in future periods as such loans work through the resolution process.

The changes in the Company's historical loss factors from June 30, 2010 to June 30, 2011 reflect the effect of actual charge off and recovery activity on the average charge off rates calculated by the Company's allowance for loan loss methodology, as described earlier. As seen below, the net charge off activity has been concentrated in a limited number of categories in the loan portfolio with the greatest impact reflected in the purchased residential mortgage loan, construction loan and multi-family mortgage loan portfolios.

The tables on the following pages present the historical and environmental loss factors, reported as a percentage of outstanding loan principal, that were the basis for computing the portion of the allowance for loans losses attributable to loans collectively evaluated for impairment at June 30, 2011 and June 30, 2010.

**Allowance for Loan Losses**
**Allocation of Loss Factors on Loans Collectively Evaluated for Impairment**
**at June 30, 2011**

| Loan Category | Historical Loss Factors | Environmental Loss Factors | Total |
|---|---|---|---|
| **Residential mortgage loans** | | | |
| Originated | 0.00% | 0.30% | 0.30% |
| Purchased | 0.40% | 0.66% | 1.06% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Home equity loans** | | | |
| Originated | 0.01% | 0.36% | 0.37% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Home equity lines of credit** | | | |
| Originated | 0.00% | 0.36% | 0.36% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Construction loans** | | | |
| **1-4 family** | | | |
| Originated | 3.11% | 0.72% | 3.83% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Multi-family** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Nonresidential** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Commercial mortgage loans** | | | |
| **Multi-family** | | | |
| Originated | 0.55% | 0.72% | 1.27% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Nonresidential** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Commercial business loans** | | | |
| **Secured (1-4 family)** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Secured (Other)** | | | |
| Originated | 0.04% | 0.72% | 0.76% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Unsecured** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |

**Allowance for Loan Losses**
**Allocation of Loss Factors on Loans Collectively Evaluated for Impairment**
**at June 30, 2011 (continued)**

| Loan Category | Historical Loss Factors | Environmental Loss Factors | Total |
|---|---|---|---|
| **SBA 7A** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **SBA Express** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **SBA Line of Credit** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **SBA Other** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| Acquired in merger | 0.00% | 0.06% | 0.06% |
| **Other consumer loans** [1] | - | - | - |

[1] The Company generally maintains an environmental loss factor of 0.27% on other consumer loans while historical loss factors range from 0.00% to 100.00% based on loan type. Resulting balances in the allowance for loan losses are immaterial and therefore excluded from the presentation.

**Allowance for Loan Losses**
**Allocation of Loss Factors on Loans Collectively Evaluated for Impairment**
**at June 30, 2010**

| Loan Category | Historical Loss Factors | Environmental Loss Factors | Total |
|---|---|---|---|
| **Residential mortgage loans** | | | |
| Originated | 0.00% | 0.24% | 0.24% |
| Purchased | 0.06% | 0.39% | 0.45% |
| **Home equity loans** | | | |
| Originated | 0.01% | 0.30% | 0.31% |
| **Home equity lines of credit** | | | |
| Originated | 0.00% | 0.30% | 0.30% |
| **Construction loans** | | | |
| **1-4 family** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Multi-family** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Nonresidential** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Commercial mortgage loans** | | | |
| **Multi-family** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Nonresidential** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Commercial business loans** | | | |
| **Secured (1-4 family)** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Secured (Other)** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Unsecured** | | | |
| Originated | 0.00% | 0.72% | 0.72% |
| **Other consumer loans** [1] | - | - | - |

[1] The Company generally maintains an environmental loss factor of 0.27% on other consumer loans while historical loss factors range from 0.00% to 100.00% based on loan type. Resulting balances in the allowance for loan losses are immaterial and therefore excluded from the presentation.

Finally, general valuation allowances included a balance of the unallocated allowance totaling $233,000 at June 30, 2011. The balance of the unallocated general allowance, which has remained generally consistent during the past four years, represents the amount established and maintained for probable losses attributable to environmental factors within one or more non-specified segments within the loan portfolio. In accordance with the Company's allowance for loan loss methodology, changes in the targeted balance of general valuation allowances attributable to modifications in environmental loss factors may, in whole or in part, be transferred to and from the unallocated allowance subject to the thresholds outlined in the earlier discussion concerning allowance for loan loss calculation methodology.

For fiscal years ended June 30, 2007 and prior, the Company had utilized a loan classification-based methodology to estimate the allowance for loan losses that represented our best estimate of probable losses within the Company's loan portfolio given current facts and economic circumstances as of the evaluation date. The loan classification methodology utilized benchmarks to establish the allowance for loan losses based upon their classification within the Company's classification of assets process described earlier. For example, the prior methodology generally required that the Company maintain a minimum level of general valuation allowances ranging from 0.30% to 1.00% of the outstanding principal balance of loans graded as "Pass" or "Watch". Similarly, general valuation allowances of 5%, 25% and 50%, respectively, were also established and maintained against the outstanding balance of all classified loans rated as "Special Mention", "Substandard" and "Doubtful". Where appropriate, additional general valuation allowance percentages were established and maintained against certain categories of commercial loans. The prior methodology also required that the Company maintain a specific valuation allowance in the amount of 100% of the outstanding balance of all loans, or portions thereof, classified as Loss which is consistent with the current allowance calculation methodology and regulatory requirements.

During those earlier years, the balance of the Company's allowance for loan losses comprised general valuation allowances only. The Company maintained no specific valuation allowances on loans, or portions thereof, resulting from its classification of assets process. This was consistent with the Company's reporting of no impaired loans during those same years.

Like the current allowance for loan loss calculation methodology, the Company's prior practice also allowed for the balance of the allowance to be maintained within a reasonable threshold of the balance targeted by the calculation methodology in place at that time. Calculation methodology notwithstanding, the Company consistently determined that the overall balance of the allowance for loan losses at the close of each reporting period was being maintained within a range consistent with that required by GAAP. However, the balance of the Company's allowance fluctuated within that acceptable range based upon the methodology and its application given certain corporate events affecting the loan portfolio.

Specifically, the Company acquired two banks, one in October 2002 and the other in July 2003. The Bank's allowance for loan losses, when combined with the allowance for loan losses from each of the acquisitions, as required by GAAP at the time, resulted in an allowance for loan losses that generally reflected a margin for imprecision and uncertainty that is inherent in estimates of probable credit losses. Included in the loan portfolios of both acquired institutions were several loan participations of questionable credit quality originated by TICIC. TICIC enables financial institutions to pool their individual resources into a single facility designed to provide long-term financing for affordable and senior housing in New Jersey while supporting the participating institutions' Community Reinvestment Act ("CRA") lending objectives. Based upon the Company's understanding of the facts, economic circumstances and probable loss exposure relating to the TICIC loans following the acquisitions, the

Company increased the applicable general valuation allowances to approximately $2.0 million in accordance with the loan classification-based allowance methodology in use during that time. As described in the table above, the Company maintained the balance of the general valuation allowances attributable to the TICIC loans at $2.1 million during the year ended June 30, 2007 based upon their adverse classification during that year.

Net growth in the loan portfolio during the fiscal year ended June 30, 2007 necessitated a provision of $571,000 to increase the allowance to the level targeted by the Company's allowance calculation methodology. The net growth in the allowance during fiscal 2007 also reflected a modest increase in the balance of classified assets. Specifically, total loans outstanding increased by $157.0 million from $708.0 million at June 30, 2006 to $865.0 million at June 30, 2007. During that same timeframe, total classified assets increased by $402,000 from $3.7 million to $4.1 million, respectively. Based upon the allowance calculation methodology in use during that time, the balance of the Company's valuation allowances increased by $598,000 from $5.4 million at June 30, 2006 to $6.0 million at June 30, 2007 reflecting the combined effects of net loan growth and an increase in the balance of classified assets. As in prior years, the overall growth in the loan portfolio during fiscal 2007 outpaced that of the allowance. Consequently, the ratio of the allowance for loan losses to total loans declined to 0.70% at June 30, 2007.

During the fiscal year ended June 30, 2008, the Company revised its allowance for loan loss calculation methodology to that generally described in the preceding discussion. Doing so resulted in a more precise measurement of estimated probable losses consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses that had been recently updated by bank regulators. Through this policy statement, bank regulators clarified the applicable regulatory guidance regarding the allowance for loan loss and emphasized the requirement that insured institutions adhere to the applicable accounting standards in calculating the appropriate level for the allowance for loan loss.

As supported by the tables above, the change in underlying calculation methodology did not result in a material change in the overall level of the allowance for loan losses from year to year. Rather, the implementation of the revised methodology largely reallocated what had been the Company's balance of general valuation allowances, calculated in accordance with the prior loan classification-based methodology at June 30, 2007, into more precisely defined specific valuation allowances for individually identified loan impairments and general valuation allowances based upon historical and environmental loss factors, as reported at June 30, 2008.

Moreover, the provision recorded during the year ended June 30, 2008, which was determined based on the newly implemented methodology, was not materially different, on an overall basis, from what would have been required under the prior methodology. However, the change in methodology did increase the precision of the calculation supporting the component balances of the Company's allowance for loan losses while resulting in a noteworthy reallocation between loan segments and the general and specific valuation allowances applicable to each. In particular, eliminating the use of loan classification benchmarks to estimate the allowance for loan losses corrected a tendency to overweight the allocation towards multi-family and commercial mortgages during prior periods in favor of a greater allocation toward one-to-four family mortgage loans. Moreover, the change in underlying methodology converted what had been general valuation allowances, previously established and maintained on certain TICIC participations based upon their adverse loan classification, into more precisely defined specific and general valuation allowances attributable to those same loans, albeit in a lesser aggregate amount. The remainder was largely reallocated toward the general valuation allowances required by the historical and environmental loss factors utilized in the revised calculation.

In total, the balance of the allowance for loan losses increased $55,000 from $6.0 million at June 30, 2007 to $6.1 million at June 30, 2008 reflecting additional provisions of $94,000 partially offset by net charge-offs of $39,000 during fiscal 2008. This net provision for fiscal 2008 reflected the Company's implementation of the new allowance for loan loss calculation methodology coupled with the effects of continued net loan growth and a further reduction in the balance of total classified assets. Specifically, total loans outstanding increased $161.5 million from $865.0 million at June 30, 2007 to $1.03 billion at June 30, 2008. The additions to general valuation allowances attributable to this net growth in loans, as calculated by the revised methodology, were largely offset by decreases in the required level of valuation allowances attributable to the TICIC loan participations discussed earlier. Specifically, reviewing the individual TICIC loans for impairment, in accordance with the Company's revised allowance calculation methodology, resulted in a lower, albeit more precise, estimate of probable losses associated with those loans than had been calculated based upon the Company's prior allowance calculation methodology. At June 30, 2007, the outstanding balance of the Company's TICIC participations totaled $9.0 million against which the Company maintained general valuation allowances of $2.0 million based upon the allowance calculation methodology in use by the Company at that time. By comparison, at June 30, 2008, the outstanding balance of the Company's TICIC participations totaled $8.5 million against which the Company maintained total valuation allowances of $1.19 million.

The total amount of valuation allowances attributable to the TICIC participations at June 30, 2008 included $1.16 million of specific valuation allowances attributable to impairments identified on loans that were individually reviewed in accordance with revised allowance calculation methodology implemented by the Company during fiscal 2008. This amount was effectively reallocated from the general valuation allowances that had previously been established and maintained against the TICIC loans in accordance with the prior allowance calculation methodology. The remaining $33,000 of TICIC valuation allowances at June 30, 2008 represented general valuation allowances arising from the identification of probable losses using the applicable historical and environmental loss factors on the "non-impaired" TICIC participations. This amount was similarly reallocated within the balance of general valuation allowances attributable to the TICIC loan participations.

Having established the required level of specific and general valuation allowances against the TICIC loan participations in accordance with its revised allowance calculation methodology, the Company reallocated the remaining $821,000 of general valuation allowances previously attributable to the TICIC loan participations to other probable losses identified by that revised methodology including, but not limited to, that required by the net growth in the loan portfolio during fiscal 2008.

During the fiscal year ended June 30, 2009, the balance of the allowance for loan losses increased by $330,000 to $6.4 million at June 30, 2009 from $6.1 million at June 30, 2008. The net increase resulted from additional provisions of $317,000 that were partially offset by charge offs, net of recoveries, totaling approximately $13,000. Specific valuation allowances attributable to additional impairments on specific loans increased by $267,000 to $1.4 million at June 30, 2009 from $1.2 million at June 30, 2008. For those same comparative periods, general valuation allowances increased by approximately $127,000 to $4.8 million from $4.6 million reflecting the overall growth in the loan portfolio and stability in the historical and environmental loss factors used in the allowance for loan loss calculation during the year.

During the fiscal year ended June 30, 2010, the balance of the allowance for loan losses increased by approximately $2.1 million to $8.6 million at June 30, 2010 from $6.4 million at June 30, 2009. The increase resulted from additional provisions of $2.6 million that were partially offset by net charge offs of $489,000 during fiscal 2010. The increase reflects net additions to specific valuation allowances of approximately $2.9 million relating to impaired loans partially offset by net reductions of general valuation allowances, including unallocated amounts, of approximately $758,000 arising from the application of the historical and environmental loss factors to the outstanding balance of the remaining, non-impaired loans within the Company's portfolio which declined during the year.

With regard to the reported net additions to specific valuation allowances at June 30, 2010, the Company reported a total of 39 impaired loans with a total outstanding balance of $20.5 million compared to a total of 19 impaired loans with a total outstanding balance of $11.1 million at June 30, 2009. As of June 30, 2010, the portion of the total allowance for loan losses specifically attributable to impaired loans totaled $4.3 million representing the specific valuation allowances on 29 impaired loans with a total outstanding balance of $14.1 million. The remaining 10 impaired loans with a total outstanding balance of $6.4 million did not require specific impairment allowances at June 30, 2010. By comparison, as of June 30, 2009, the portion of the total allowance for loan losses specifically attributable to impaired loans totaled approximately $1.4 million representing specific valuation allowances attributable to ten impaired loans with a total outstanding balance of $5.4 million. The remaining nine impaired loans with a total outstanding balance of $5.7 million did not require specific impairment allowances at June 30, 2009. The increases in specific valuation allowances reported in fiscal 2010 generally resulted from reductions in the fair value of the real estate securing the collateral dependent loans that were individually evaluated for impairment in accordance with the Company's allowance for loan loss calculation methodology described earlier.

The balance of the Company's general valuation allowances, including unallocated amounts, decreased $758,000 from $5.0 million at June 30, 2009 to $4.2 million at June 30, 2010. The reported net change in general valuation allowances during fiscal 2010 was attributable to the application of the Company's historical and environment loss factors to the "non-impaired" portion of the loan portfolio during the year.

With regard to historical loss factors, the Company's loan portfolio experienced a net annual charge-off rate of five basis points during fiscal 2010 while such losses were limited to one basis point or less during fiscal 2006-2009. As a result, the Company's general valuation allowances were derived largely from environmental loss factors with a significantly lesser portion of the allowance attributable to historical loss factors. Of the balance of general valuation allowances reported at June 30, 2010 and June 30, 2009, $199,000 and $30,000, respectively, were attributable to historical loss factors.

At June 30, 2010 and June 30, 2009, the portion of the Company's general valuation allowances attributable to environmental factors totaled $3.8 million and $4.7 million, respectively. The net decrease in this portion of the general valuation allowance reflects the level of environmental loss factors applied to the Company's "non-impaired" loan portfolio whose outstanding balances declined during the year. Specifically, loans receivable, excluding the allowance for loan loss, decreased $32.1 million from $1.05 billion at June 30, 2009 to $1.01 billion at June 30, 2010. Along with this decline, impaired loans increased $9.4 million from $11.1 million at June 30, 2009 to $20.5 million at June 30, 2010. Therefore, the net decline in the "non-impaired" loan portfolio totaled approximately $41.5 million for the year ended June 30, 2010.

Additionally, management's review and update of the historical and environmental loss factors during fiscal 2010 also resulted in modifications to the Company's environmental factors from June 30, 2009 to June 30, 2010. Prior to fiscal 2010, the Company generally utilized a common set of environmental loss factors across most loan types in its ALLL calculation. During fiscal 2010, the Company modified such loss factors to reflect, in part, the differentiable degrees of risk and comparative trends in credit quality within the various components of the loan portfolio.

The result of such modifications increased the environmental loss factors applied to those categories of loans that the Company generally believes are subject to a comparatively greater level of risk as measured by those factors. Such loans include commercial mortgage loans, commercial business loans and construction loans that the Company believes are more susceptible to losses attributable to deterioration in national, region and local economic conditions, concentrations of credit and declines in real estate values than other loans within its portfolio.

Conversely, the Company reduced the environmental loss factors attributable to other categories of loans that are believed to present a comparatively lower level of risk as measured by those same factors. Such loans include originated one-to-four family mortgage loans, including home equity loans and home equity lines of credit, and other consumer loans which have generally demonstrated a comparatively greater resiliency to credit deterioration than other loan types within the Company's portfolio. Environmental loss factors applied to purchased one-to-four family mortgage loans serviced by others were maintained at a comparatively higher level than their originated counterparts reflecting the declining trends in credit quality associated with that subset of residential mortgage loans.

As highlighted in the tables supporting this discussion, the noted modifications effectively resulted in a partial reallocation of the ALLL to more precisely reflect the comparative levels of risk and inherent losses attributable to environmental loss factors within the respective components of the loan portfolio. The net result of these modifications, in conjunction with the overall declines in the outstanding balance of the "non-impaired" loan portfolio, resulted in a net $927,000 reduction in the level of general valuation allowances attributable to environmental factors during fiscal 2010. By applying the environmental loss factors that were in effect at the close of the prior fiscal year ended June 30, 2009 to the applicable loan balances at June 30, 2010 on a pro forma basis, the Company estimates that approximately $773,000 of the reduction was attributable to the noted modifications to environmental loss factors. The remaining decline was primarily attributable to the overall reductions in the aggregate outstanding balances of the applicable loans.

The environmental loss factors in effect at June 30, 2010 as reported in the tables above were largely the result of the noted reallocation and were generally maintained at those levels once the reallocation was completed during fiscal 2010.

The Company's historical loss experience had previously reflected a period of unprecedented and sustained economic expansion that continued through fiscal 2007. The strong economic and real estate market conditions during that time resulted in minimal loan charge-offs through the year ended June 30, 2009. Accordingly, the Company did not consider the formal validation of the current allowance for loan loss methodology via comparison to our actual charge-off history through that timeframe as necessary or useful. Notwithstanding the Company's low historical charge-off rates, however, economic and market conditions deteriorated significantly from fiscal 2008 through fiscal 2011 resulting in an increase in actual charge offs during the past two fiscal years compared to the negligible levels of charges offs in earlier years. The Company expects that probable loan losses estimated by its current allowance for loan loss methodology, particularly those attributable to specifically identified impairments, will be realized through actual charge-offs in the foreseeable future. As such, the Company expects to validate the results of its allowance for loan loss calculations based upon historical data as such data builds in the future. Notwithstanding this future analysis, the Company will continue to regularly update the historical loss factors used to estimate probable losses within its portfolio based upon its actual charge-offs.

Finally, the calculation of probable losses within a loan portfolio and the resulting allowance for loan losses is subject to estimates and assumptions that are susceptible to significant revisions as more information becomes available and as events or conditions effecting individual borrowers and the marketplace as a whole change over time. Future additions to the allowance for loan losses will likely be necessary if economic and market conditions do not improve in the future from those currently prevalent in the marketplace. In addition, the federal banking regulators, as an integral part of its examination process, periodically reviews our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The regulators may require the allowance for loan losses to be increased based on its review of information available at the time of the examination, which may negatively affect our earnings.

**Securities Portfolio**

Our deposits and borrowings have traditionally exceeded our outstanding balance of loans receivable. We generally invest excess funds into investment securities with an emphasis on agency mortgage-backed securities. At June 30, 2011, our securities portfolio totaled $1.21 billion and comprised 41.8% of our total assets. By comparison, at June 30, 2010, our securities portfolio totaled $989.7 million and comprised 42.3% of our total assets.

In the recent years preceding fiscal 2010, we had increased the balance of our loan portfolio relative to the size of our securities portfolio in order to improve earnings as contemplated in our strategic business plan. However, that trend reversed during fiscal 2010 and continued into fiscal 2011 during which the balance of the securities portfolio grew while aggregate loan balances declined. The Company's acquisition of Central Jersey resulted in increases in both the loan and securities portfolios. However, since that acquisition, the trend toward declining loan balances and offsetting growth in investment securities has continued.

Notwithstanding the effects of the Central Jersey acquisition, the increase in the securities portfolio through June 30, 2011 continues to reflect the reinvestment of excess liquidity from deposit growth coupled with additional cash flows attributable to net declines in the loan portfolio for the reasons noted earlier. Despite the current challenges presented by current economic and market conditions, our strategic business plan continues to call for shifting the mix of our earning assets toward greater balances of loans and lesser balances of investment securities over the longer term.

Our investment policy, which is approved by the Board of Directors, is designed to foster earnings and manage cash flows within prudent interest rate risk and credit risk guidelines. Generally, our investment policy is to invest funds in various categories of securities and maturities based upon our liquidity needs, asset/liability management policies, investment quality, and marketability and performance objectives. Our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Investment Officer are designated by the Board of Directors as the officers responsible for securities investment transactions and all transactions require the approval of at least two of these designated officers. The Interest Rate Risk Management Committee, currently composed of Directors Hopkins, Regan, Aanensen, Mazza and Leopold Montanaro, with our Chief Operating Officer, Chief Financial Officer, Chief Investment Officer and Enterprise Risk Management Officer participating as management's liaison to the committee, is responsible for oversight of the securities portfolio. This committee meets quarterly to review the securities portfolio. The results of the committee's quarterly review are reported to the full Board, which adjusts the investment policy and strategies, as it considers necessary and appropriate.

Federally chartered savings banks have the authority to invest in various types of liquid assets. The investments authorized under the investment policy approved by our Board of Directors include U.S. government and government agency obligations, municipal securities (consisting of bank qualified municipal bond obligations of state and local governments) and mortgage-backed securities of various U.S. government agencies or government-sponsored entities. On a short-term basis, our investment policy authorizes investment in securities purchased under agreements to resell, federal funds, certificates of deposits of insured banks and savings institutions and Federal Home Loan Bank term deposits.

As of June 30, 2011, mortgage-backed securities represented approximately 87.5% of our total investment in securities, compared to 71.3% as of June 30, 2010. Mortgage-backed securities generally include mortgage pass-through securities and collateralized mortgage obligations which are typically issued with stated principal amounts and backed by pools of mortgage loans. Collateralized mortgage obligations ("CMOs") represented less than 1.0% of total mortgage-backed securities at both June 30, 2011 and 2010. Mortgage originators use intermediaries (generally government agencies and government-sponsored enterprises, but also a variety of non-agency corporate issuers) to pool and package mortgage loans into mortgage-backed securities. The cash flow and re-pricing characteristics of a mortgage pass-through security generally approximate those of the underlying mortgages. By comparison, the cash flow and re-pricing characteristics of collateralized mortgage obligations are determined by those assigned to an individual security, or "tranche", within the terms of a larger investment vehicle which allocates cash flows to its component tranches based upon a predetermined structure as payments are received from the underlying mortgagors.

We generally invest in mortgage-backed securities issued by U.S. government agencies or government-sponsored entities, such as the Government National Mortgage Association ("Ginnie Mae"), Freddie Mac and the Federal National Mortgage Association ("Fannie Mae"). Mortgage-backed securities issued or sponsored by U.S. government agencies and government-sponsored entities are guaranteed as to the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the mortgage loans underlying such securities because of the costs of servicing and of their payment guarantees or credit enhancements which minimize the level of credit risk to the security holder.

In addition to our investments in agency mortgage-backed securities, we formerly had an investment in the AMF Ultra Short Mortgage Fund ("AMF Fund"), a mutual fund acquired during 2002 as the result of a merger, which invested primarily in agency and non-agency mortgage-backed securities of short duration. The housing and credit crises negatively impacted the market value of certain securities in the fund's portfolio resulting in a continuing decline in the net asset value of this fund. In addition, the fund's manager instituted a temporary prohibition against cash redemptions to protect shareholders against the possibility that the fund might be forced to liquidate securities at distressed price levels to satisfy redemption requests. In light of these factors, the Company recognized an impairment charge of $659,000 during the fiscal year ended June 30, 2008 due to other-than-temporary declines in the fund's net asset value.

Due to a continuing decline in the net asset value of the AMF Fund, the Company elected to withdraw its investment in the fund by invoking a redemption-in-kind option during the first quarter of fiscal 2009 in lieu of cash. The shares redeemed for cash and the shares redeemed for the underlying securities were written down to fair value as of the trade date resulting in an additional pre-tax charge to operations of $415,000 during the quarter ended September 30, 2008. Through March 31, 2009, the Company recognized an additional $570,000 of other-than-temporary impairments ("OTTI") through earnings attributable to further declines in the value of the non-agency collateralized mortgage obligations acquired through the AMF Fund redemption-in-kind. Effective April 1, 2009, the Company adopted updated guidance relating to the accounting for impairment of investment securities. As a result, that impairment was bifurcated into credit-related and noncredit-related components of $290,000 and $280,000, respectively. Further credit-related and noncredit-related OTTI relating to these securities totaling $144,000 and $274,000, respectively, were recognized during the fourth quarter of fiscal 2009.

Through the first three quarters of fiscal 2010, the Company recorded additional credit-related and noncredit-related other-than-temporary impairments relating to these securities totaling $206,000 and $240,000, respectively. During the fourth quarter ended June 30, 2010, the Company sold the remaining outstanding balance of its non-investment grade, non-agency collateralized mortgage obligations, most of which had been identified as OTTI triggering the recognition of the impairment charges noted above.

During the fiscal year ended June 30, 2011, the credit ratings of an additional eight non-agency collateralized mortgage obligations totaling $34,000 fell below investment grade triggering their sale during the quarter ended March 31, 2011 resulting in a loss on sale of $28,000. At June 30, 2011, the Company's remaining portfolio of non-agency collateralized mortgage obligations totaled 12 securities with an aggregate outstanding balance of approximately $203,000. These securities, all of which were acquired through the AMF Fund redemption and remain in the held-to-maturity portfolio, were not OTTI and were rated as investment grade by one or more rating agencies as of that date.

Current accounting standards require that securities be categorized as "held to maturity", "trading securities" or "available for sale", based on management's intent as to the ultimate disposition of each security. These standards allow debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity".

We do not currently use or maintain a trading account. Securities not classified as "held to maturity" are classified as "available for sale". These securities are reported at fair value and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as adjustments to Accumulated Other Comprehensive Income, a separate component of equity. As of June 30, 2011, the $1.3 million remaining balance of all securities originally acquired through the AMF Fund redemption-in-kind, including both agency and non-agency mortgage-backed securities, were classified as held to maturity. Additionally, the Company has classified $106.5 million of its non-mortgage-backed securities as held to maturity with a majority of such securities representing agency debentures. The remainder of Company's portfolio, including all other agency mortgage backed securities, agency debentures, single issuer trust preferred securities and most municipal obligations were classified as available for sale at June 30, 2011.

Other than mortgage-backed or debt securities issued or guaranteed by the U.S. government or its agencies, we did not hold securities of any one issuer having an aggregate book value in excess of 10% of our equity at June 30, 2011. All of our securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. Purchases of securities are made based on certain considerations, which include the interest rate, tax considerations, volatility, yield, settlement date and maturity of the security, our liquidity position and anticipated cash needs and sources. The effect that the proposed security would have on our credit and interest rate risk and risk-based capital is also considered. We do not currently participate in hedging programs, interest rate caps, floors or swaps, or other activities involving the use of off-balance sheet derivative financial instruments. We do not purchase securities that are rated below investment grade.

During the years ended June 30, 2011, 2010 and 2009, proceeds from sales of securities available for sale totaled $26.5 million, $34.2 million and $7.3 million which resulted in gross gains of $784,000, $1.5 million and $-0- and gross losses of $7,000, $-0- and $415,000, respectively. Proceeds from sale of securities held to maturity during the year ended June 30, 2011 and 2010 totaled $34,000 and $1.1 million with gross losses of $28,000 and $1.0 million, respectively. There were no sales of held to maturity securities during the year ended June 30, 2009.

As of June 30, 2011, two securities with a combined amortized cost $4.9 million were classified as "Substandard" for regulatory reporting purposes. The securities represent two single issuer, trust preferred securities whose credit-ratings had fallen below investment grade by one of two rating agencies monitored by the Company.

The following table sets forth the carrying value of our securities portfolio at the dates indicated. Mortgage-backed securities include mortgage pass-through securities and collateralized mortgage obligations.

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| | | | **(In Thousands)** | | |
| **Securities Available for Sale:** | | | | | |
| U.S. agency obligations | **$ 6,591** | $ 3,942 | $ 4,557 | $ 5,513 | $ 6,864 |
| Obligations of states and political subdivisions | **30,635** | 18,955 | 18,340 | 17,757 | 65,333 |
| Mutual funds [(1)] | **—** | — | — | 7,545 | 7,795 |
| Trust preferred securities | **7,447** | 6,600 | 5,130 | 7,368 | 8,877 |
| Total securities available for sale | **44,673** | 29,497 | 28,027 | 38,183 | 88,869 |
| **Securities Held to Maturity:** | | | | | |
| U.S. agency obligations | **103,458** | 255,000 | — | — | — |
| Obligations of states and political subdivisions | **3,009** | — | — | — | — |
| Total securities held to maturity | **106,467** | 255,000 | — | — | — |
| **Mortgage-Backed Securities Available for Sale:** | | | | | |
| Government National Mortgage Association | **13,581** | 15,628 | 18,431 | 21,930 | 29,540 |
| Federal Home Loan Mortgage Corporation | **390,448** | 273,704 | 289,468 | 317,448 | 252,497 |
| Federal National Mortgage Association | **656,218** | 414,123 | 375,886 | 386,645 | 361,742 |
| Total mortgage-backed securities available for sale | **1,060,247** | 703,455 | 683,785 | 726,023 | 643,779 |
| **Mortgage-Backed Securities Held to Maturity:** | | | | | |
| Federal Home Loan Mortgage Corporation | **212** | 267 | 373 | — | — |
| Federal National Mortgage Association | **930** | 1,123 | 1,439 | — | — |
| Non-agency | **203** | 310 | 2,509 | — | — |
| Total mortgage-backed securities held to maturity | **1,345** | 1,700 | 4,321 | — | — |
| Total | **$ 1,212,732** | $ 989,652 | $ 716,133 | $ 764,206 | $ 732,648 |

(1) As of June 30, 2008 and 2007, our mutual fund investment consisted of shares issued by the AMF Fund.

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of our securities portfolio at June 30, 2011. This table shows contractual maturities and does not reflect re-pricing or the effect of prepayments. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. At June 30, 2011, securities with a carrying value of $77.4 million are callable within one year.

| | At June 30, 2011 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | One Year or Less | | One to Five Years | | Five to Ten Years | | More Than Ten Years | | Total Securities | | |
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Market Value |
| | (Dollars in Thousands) | | | | | | | | | | |
| Trust preferred securities | $ — | —% | $ — | —% | $ — | —% | $ 7,447 | 2.07% | $ 7,447 | 2.07% | $ 7,447 |
| U.S. agency obligations | — | —% | 48,476 | 1.75% | 20,064 | 2.25% | 41,509 | 2.04% | 110,049 | 1.95% | 110,624 |
| Obligations of states and political subdivisions | 33,644 | 0.94% | — | —% | — | —% | — | —% | 33,644 | 0.94% | 33,654 |
| Mortgage-backed securities: | | | | | | | | | | | |
| Pass-through: | | | | | | | | | | | |
| Government National Mortgage Association | 1 | 10.58% | 79 | 11.62% | 765 | 9.08% | 12,736 | 4.67% | 13,581 | 4.96% | 13,581 |
| Federal Home Loan Mortgage Corporation | 1 | 5.10% | 140 | 3.62% | 165,686 | 2.99% | 224,766 | 3.63% | 390,593 | 3.36% | 390,597 |
| Federal National Mortgage Association | 4,372 | 6.12% | 1,620 | 1.81% | 296,626 | 2.66% | 350,447 | 3.96% | 653,065 | 3.38% | 653,075 |
| Collateralized mortgage obligations: | | | | | | | | | | | |
| Federal Home Loan Mortgage Corporation | — | —% | — | —% | — | —% | 67 | 5.65% | 67 | 5.65% | 72 |
| Federal National Mortgage Association | — | —% | — | —% | — | —% | 4,083 | 2.21% | 4,083 | 2.21% | 4,151 |
| Non-agency | — | —% | — | —% | — | —% | 203 | 3.33% | 203 | 3.33% | 187 |
| Total | $ 38,018 | 1.54% | $ 50,315 | 1.77% | $ 483,141 | 2.77% | $ 641,258 | 3.70% | $ 1,212,732 | 3.18% | $ 1,213,388 |

## Sources of Funds

***General.*** Deposits are our primary source of funds for lending and other investment purposes. In addition, we derive funds from loan and mortgage-backed securities principal repayments and proceeds from the maturities and calls of non-mortgage-backed securities. Loan and securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. Borrowings from the FHLB of New York and other short term borrowings are also used to supplement the funding for loans and investments.

***Deposits.*** Our current deposit products include interest-bearing and non-interest-bearing checking accounts, money market deposit accounts, savings accounts and certificates of deposit accounts ranging in terms from 30 days to five years. Certificates of deposit with terms ranging from one year to five years are available for individual retirement account plans. Deposit account terms, such as interest rate earned, applicability of certain fees and service charges and funds accessibility, will vary based upon several factors including, but not limited to, minimum balance, term to maturity, and transaction frequency and form requirements.

Deposits are obtained primarily from within New Jersey. Traditional methods of advertising are used to attract new customers and deposits, including radio, print media, outdoor advertising, direct mail and inserts included with customer statements. We do not currently utilize the services of deposit brokers or Internet listing services. Premiums or incentives for opening accounts are sometimes offered. One of our key retail products in recent years has been "Star Banking", which bundles a number of banking services and products together for those customers with a checking account with direct deposit and combined deposits of $20,000 or more, including Internet banking, bill pay, telephone banking, reduced rates on home equity loans and a 25 basis point premium on certificates of deposit with a term of at least one year, excluding special promotions. During the latter half of fiscal 2010, we also began to offer "High Yield Checking" which is primarily designed to attract core deposits in the form of customers' primary checking accounts through interest rate and fee reimbursement incentives to qualifying customers. The comparatively higher interest expense associated with the "High Yield Checking" product in relation to our other checking products is partially offset by the transaction fee income associated with the account.

We may also offer a 25 basis point premium on certificate of deposit accounts with a term of at least one year, excluding special promotions, to certificate of deposit accountholders that have $200,000 or more on deposit with the Bank. Though certificates of deposit with non-standard maturities are popular in our market, we generally promote certificates of deposit with traditional maturities, including three and six months and one, two, three and five years. During the term of our 17-month and 29-month certificates of deposit, we offer customers a "one-time option" to "step up" the rate paid from the original rate set on the certificate to the current rate being offered by the Bank for certificates of that particular maturity.

The determination of interest rates is based upon a number of factors, including: (1) our need for funds based on loan demand, current maturities of deposits and other cash flow needs; (2) a current survey of a selected group of competitors' rates for similar products; (3) our current cost of funds, yield on assets and asset/liability position; and (4) the alternate cost of funds on a wholesale basis, in particular the cost of borrowing from the FHLB. Interest rates are reviewed by senior management on a weekly basis.

A large percentage of our deposits are in certificates of deposit, which represented 53.6% and 60.3% of total deposits at June 30, 2011 and June 30, 2010, respectively. Our liquidity could be reduced if a significant amount of certificates of deposit maturing within a short period were not renewed. At

June 30, 2011 and June 30, 2010, certificates of deposit maturing within one year were $788.7 million and $716.3 million, respectively. Historically, a significant portion of the certificates of deposit remain with us after they mature and we believe that this will continue. At June 30, 2011, $455.9 million or 39.6% of our certificates of deposit were certificates of $100,000 or more compared to $333.4 million or 34.0% at June 30, 2010. The general level of market interest rates and money market conditions significantly influence deposit inflows and outflows. The effects of these factors are particularly pronounced on deposit accounts with larger balances. In particular, certificates of deposit with balances of $100,000 or greater are traditionally viewed as being a more volatile source of funding than comparatively lower balance certificates of deposit or non-maturity transaction accounts. In order to retain certificates of deposit with balances or $100,000 or more, we may have to pay a premium rate, resulting in an increase in our cost of funds. In a rising rate environment, we may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with us, they may need to be replaced with borrowings, which could increase our cost of funds and negatively impact our interest rate spread and our financial condition.

The following table sets forth the distribution of average deposits for the periods indicated and the weighted average nominal interest rates for each period on each category of deposits presented.

| | For the Years Ended June 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | | 2010 | | | 2009 | | |
| | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate |
| | (Dollars in Thousands) | | | | | | | | |
| Non-interest-bearing demand | $ 98,587 | 5.08% | 0.00% | $ 55,436 | 3.68% | 0.00% | $ 51,132 | 3.72% | 0.00% |
| Interest-bearing demand | 377,978 | 19.50 | 0.91 | 198,623 | 13.19 | 1.17 | 156,883 | 11.41 | 1.34 |
| Savings and club | 375,767 | 19.38 | 0.58 | 315,715 | 20.97 | 1.03 | 293,483 | 21.35 | 1.05 |
| Certificates of deposit | 1,086,544 | 56.04 | 1.69 | 935,684 | 62.16 | 2.41 | 873,257 | 63.52 | 3.50 |
| Total deposits | $ 1,938,876 | 100.00% | 1.24% | $ 1,505,458 | 100.00% | 1.87% | $ 1,374,755 | 100.00% | 2.60% |

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

| | At June 30, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In Thousands) | | |
| **Interest Rate** | | | |
| 0.00-0.99% | $ 357,356 | $ 9,396 | $ 3,122 |
| 1.00-1.99% | 517,529 | 648,259 | 187,827 |
| 2.00-2.99% | 222,774 | 206,791 | 182,588 |
| 3.00-3.99% | 18,722 | 67,991 | 417,596 |
| 4.00-4.99% | 26,420 | 40,482 | 106,994 |
| 5.00-5.99% | 9,046 | 6,613 | 6,616 |
| Total | $ 1,151,847 | $ 979,532 | $ 904,743 |

The following table shows the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of the date indicated.

| Maturity Period | At June 30, 2011 (In Thousands) |
|---|---|
| Within three months | $ 106,269 |
| Three through six months | 81,898 |
| Six through twelve months | 107,691 |
| Over twelve months | 160,085 |
| | $ 455,943 |

The following table sets forth the amount and maturities of certificates of deposit at June 30, 2011.

| | Amount Due | | | | | | |
|---|---|---|---|---|---|---|---|
| | Within 1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | After 5 years | Total |
| | | | | (In Thousands) | | | |
| 0.00-0.99% | $ 347,449 | $ 9,907 | $ — | $ — | $ — | $ — | $ 357,356 |
| 1.00-1.99% | 336,854 | 153,292 | 25,820 | 1,534 | 29 | — | 517,529 |
| 2.00-2.99% | 83,325 | 42,799 | 44,779 | 14,606 | 37,265 | — | 222,774 |
| 3.00-3.99% | 6,729 | 7,564 | 3,368 | 1,061 | — | — | 18,722 |
| 4.00-4.99% | 10,339 | 16,077 | — | 3 | 1 | — | 26,420 |
| 5.00-5.99% | 3,976 | 5,070 | — | — | — | — | 9,046 |
| Total | $ 788,672 | $ 234,709 | $ 73,967 | $ 17,204 | $ 37,295 | $ — | $ 1,151,847 |

***Borrowings.*** To supplement our deposits as a source of funds for lending or investment, we borrow funds in the form of advances from the FHLB of New York. We make use of FHLB advances as part of our interest rate risk management, primarily to extend the duration of funding to match the longer-term fixed-rate loans and mortgage-backed securities.

Advances from the FHLB are typically secured by our FHLB capital stock and certain investment securities we choose to utilize as collateral for such borrowings. Additional information regarding our FHLB advances is included under Note 14 to consolidated financial statements.

Short-term FHLB advances generally have original maturities of less than one year and include overnight borrowings which the Bank typically utilizes to address short term funding needs as they arise. The Bank had no short term borrowings from the FHLB at June 30, 2011.

Long-term advances generally include term advances with original maturities of greater than one year. At June 30, 2011, our outstanding balance of long-term FHLB advances totaled $211.0 million with a weighted average interest rate of 3.74%. Our long term advances mature as follows:

| Maturing in Years Ending June 30, | | (In Thousands) |
|---|---|---|
| 2013 | $ | 5,000 |
| 2015 | | 5,000 |
| 2018 | | 200,000 |
| 2021 | | 1,020 |
| | | 211,020 |
| Fair value adjustments | | 441 |
| **Total** | **$** | **211,461** |

The market value of investment securities that the Bank has posted as collateral for FHLB advances at June 30, 2011 totaled $317.8 million. Based upon that value, the Bank is eligible to borrow up to an additional $90.4 million of advances from the FHLB as of that date. The Bank is authorized to post additional collateral in the form of other unencumbered investments securities and eligible mortgage loans that may expand its borrowing capacity with the FHLB up to 30% of the Bank's total assets. Additional borrowing capacity up to 50% of the Bank's total assets may be authorized with the approval of the FHLB's Board of Directors or Executive Committee.

The balance of borrowings at June 30, 2011 also included overnight borrowings in the form of depositor sweep accounts totaling $36.2 million. Depositor sweep accounts are short term borrowings representing funds that are withdrawn from a customer's noninterest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities owned by the Bank.

**Subsidiary Activity**

Kearny Financial Corp. has two wholly owned subsidiaries: Kearny Federal Savings Bank and Kearny Financial Securities, Inc.

Kearny Financial Securities, Inc. was organized in April 2005 under Delaware law as a Delaware Investment Company primarily to hold mortgage-backed and non-mortgage-backed securities. At June 30, 2011, it held assets totaling approximately $9,300 and was considered inactive.

Kearny Federal Savings Bank has three wholly owned subsidiaries: KFS Financial Services, Inc., KFS Investment Corp and CJB Investment Corp. A fourth subsidiary, Kearny Federal Investment Corp. was dissolved in fiscal 2008.

KFS Financial Services, Inc. was incorporated as a New Jersey corporation in 1994 under the name of South Bergen Financial Services, Inc., and was acquired in Kearny's merger with South Bergen Savings Bank in 1999 and was renamed KFS Financial Services, Inc. in 2000. It is a service corporation subsidiary organized for selling insurance products, including annuities, to Bank customers and the general public through a third party networking arrangement. KFS Financial Services, Inc. is not a licensed insurance agency and it may only offer insurance products through an agreement with a licensed insurance agency. KFS Financial Services, Inc. has entered into an agreement with The Savings Bank Life Insurance Company of Massachusetts, a licensed insurance agency, through which it offers insurance products. At June 30, 2011, it held assets totaling approximately $310,000.

KFS Investment Corp. was organized in October 2007 under New Jersey law as a New Jersey Investment Company to potentially replace Kearny Federal Investment Corp. At June 30, 2011, KFS Investment Corp. held no assets and was considered inactive.

CJB Investment Corp. and its wholly owned subsidiary Central Delaware Investment Corp. were acquired by Kearny Federal Savings Bank through the Company's acquisition of Central Jersey Bancorp in November 2011. CJB Investment Corp. was organized under New Jersey Law as a New Jersey Investment Company while Central Delaware Investment Corp was organized under Delaware law as a Delaware Investment Company. Both CJB Investment Corp. and Central Delaware Investment Corp. were organized primarily to hold mortgage-backed and non-mortgage-backed securities. At June 30, 2011, CJB Investment Corp. has total consolidated assets of $161.9 million comprised primarily of investment securities and cash and cash equivalents.

Finally, Kearny Federal Investment Corp. was organized in May 2004 under New Jersey law as a New Jersey Investment Company primarily to hold mortgage-backed and non-mortgage-backed securities. As noted above, Kearny Federal Investment Corp. was formally dissolved and its assets returned to its parent, Kearny Federal Savings Bank in June 2008.

**Personnel**

As of June 30, 2011, we had 379 full-time employees and 57 part-time employees equating to a total of 408 full time equivalent ("FTE") employees. By comparison, at June 30, 2010, we had 274 full-time employees and 11 part-time employees equating to a total of 280 FTEs. The net increase in FTE's year-over-year was primarily attributable to the Company's acquisition of Central Jersey Bancorp in November 2010. Our employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good.

## REGULATION

The Bank and the Company operate in a highly regulated industry. This regulation establishes a comprehensive framework of activities in which a savings and loan holding company and federal savings bank may engage and is intended primarily for the protection of the deposit insurance fund and depositors. Set forth below is a brief description of certain laws that relate to the regulation of the Bank and the Company. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution and its holding company, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, including changes in the regulations governing mutual holding companies, could have a material adverse impact on the Company, the Bank and their operations. The adoption of regulations or the enactment of laws that restrict the operations of the Bank and/or the Company or impose burdensome requirements upon one or both of them could reduce their profitability and could impair the value of the Bank's franchise, resulting in negative effects on the trading price of the Company's common stock.

### Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act is intended to affect a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act has eliminated our long-time primary federal regulator and subjects savings and loan holding companies to greater regulation. The Dodd-Frank Act additionally creates a new independent federal regulator to administer federal consumer protection laws. The Dodd-Frank Act is expected to have a significant impact on our business operations as its provisions take effect. Among the provisions that are likely to affect us are the following:

***Elimination of OTS.*** Effective July 21, 2011, the Dodd-Frank Act eliminated the OTS, which historically has been our primary federal regulator and the primary federal regulator of the Bank. At that time, the primary federal regulator of Kearny Financial Corp. became the Board of Governors of the Federal Reserve System (the "Federal Reserve" or "FRB"), and the primary federal regulator for the Bank became the Office of the Comptroller of the Currency ("OCC"). The Federal Reserve and OCC will generally have rulemaking, examination, supervision and oversight authority over our operations and the FDIC will retain secondary authority over the Bank. The Federal Reserve and OCC have provided a list of the current regulations issued by the OTS that each will continue to apply. OTS guidance, orders, interpretations, policies and similar items under which we and other savings and loan holding companies and federal savings associations operate will continue to remain in effect until they are superseded by new guidance and policies from the OCC or Federal Reserve.

***New Limits on MHC Dividend Waivers.*** Effective as of the date of transfer of OTS's duties, the Dodd-Frank Act made significant changes in the law governing waivers of dividends by mutual holding companies. After that date, a mutual holding company may only waive the receipt of a dividend from a subsidiary if no insider of the mutual holding company or their associates or tax-qualified or non-tax-qualified employee stock benefit plan holds any shares of the class of stock to which the waiver would apply, or the mutual holding company gives written notice of its intent to waive the dividend at least 30 days prior to the proposed payment date and the Federal Reserve does not object. The Federal Reserve will not object to a dividend waiver if it determines that the waiver would not be detrimental to the safe and sound operation of the savings association, the mutual holding company's board determines that the waiver is consistent with its fiduciary duties and the mutual holding company has waived dividends prior to December 1, 2009. In addition, waived dividends must be taken into account in determining the appropriate exchange ratio for a second-step conversion of a mutual holding company unless the mutual holding company has waived dividends prior to December 1, 2009. The interim final regulations adopted by the Federal Reserve would require dividend waivers to be approved by members at least every 12 months.

***Holding Company Capital Requirements.*** Effective as of the transfer date, the Federal Reserve will be authorized to establish capital requirements for savings and loan holding companies. These capital requirements must be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Savings and loan holding companies will also be required to serve as a source of financial strength for their depository institution subsidiaries. Within five years after enactment, the Dodd-Frank Act requires the Federal Reserve to apply consolidated capital requirements that are no less stringent than those currently applied to depository institutions to depository institution holding companies that were not supervised by the Federal Reserve as of May 19, 2009. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank or savings and loan holding company with less than $15 billion in assets.

***Federal Preemption.*** A major benefit of the federal thrift charter has been the strong preemptive effect of the Home Owners' Loan Act ("HOLA"), under which we are chartered. Historically, the courts have interpreted the HOLA to "occupy the field" with respect to the operations of federal thrifts, leaving no room for conflicting state regulation. The Dodd-Frank Act, however, amends the HOLA to specifically provide that it does not occupy the field in any area of state law. Henceforth, any preemption determination must be made in accordance with the standards applicable to national banks, which have themselves been scaled back to require case-by-case determinations of whether state consumer protection laws discriminate against national banks or interfere with the exercise of their powers before these laws may be pre-empted.

***Deposit Insurance.*** The Dodd-Frank Act permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and extends unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act eliminates the federal statutory prohibition against the payment of interest on business checking accounts.

***Qualified Thrift Lender Test.*** Under the Dodd-Frank Act, a savings association that fails the qualified thrift lender test will be prohibited from paying dividends, except for dividends that: (i) would be permissible for a national bank; (ii) are necessary to meet obligations of a company that controls the savings association; and (iii) are specifically approved by the OCC and the Federal Reserve. In addition, a savings association that fails the qualified thrift lender test will be deemed to have violated Section 5 of the Home Owners' Loan Act and may become subject to enforcement actions thereunder.

***Corporate Governance.*** The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions. The new legislation also authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials. Additionally, the Dodd-Frank Act directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the company is publicly traded or not. The Dodd-Frank Act gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters

***Transactions with Affiliates and Insiders.*** Effective one year from the date of enactment, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

***Debit Card Interchange Fees.*** Effective July 21, 2011, the Dodd-Frank Act requires that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer. Within nine months of enactment, the Federal Reserve Board is required to establish standards for reasonable and proportional fees which may take into account the costs of preventing fraud. The restrictions on interchange fees, however, do not apply to banks that, together with their affiliates, have assets of less than $10 billion.

***Consumer Financial Protection Bureau.*** The Dodd-Frank Act creates a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. Federal preemption of state consumer protection law requirements, traditionally an attribute of the federal savings association charter, has also been modified by the Dodd-Frank Act and now requires a case-by-case determination of preemption by the OCC and eliminates preemption for subsidiaries of a bank. Depending on the implementation of this revised federal preemption standard, the operations of the Bank could become subject to additional compliance burdens in the states in which it operates.

**Regulation of the Bank**

***General.*** As a federally chartered savings bank with deposits insured by the FDIC, the Bank is subject to extensive regulation by federal banking regulators. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the level of the allowance for loan losses. The activities of federal savings banks are subject to extensive regulation including restrictions or requirements with respect to loans to one borrower, the percentage of non-mortgage loans or investments to total assets, capital distributions, permissible investments and lending activities, liquidity, transactions with affiliates and community reinvestment. Federal savings banks are also subject to reserve requirements imposed by the FRB. Both state and federal law regulate a federal savings bank's relationship with its depositors and borrowers, especially in such matters as the ownership of savings accounts and the form and content of the bank's mortgage documents.

As a result of the Dodd-Frank Act, the OCC assumed principal regulatory responsibility for federal savings banks from the OTS effective July 21, 2011. Under the Dodd-Frank Act, all existing OTS guidance, orders, interpretations, procedures and other advisory in effect prior to that date will continue in effect and shall be enforceable against the OCC until modified, terminated, set aside or superseded by the OCC in accordance with applicable law. The OCC has adopted most of the substantive OTS regulations on an interim final basis.

The Bank must file reports with the OCC concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. The OCC will regularly examine the Bank and prepares reports to the Bank's Board of Directors on deficiencies, if any, found in its operations. The OCC will have substantial discretion to impose enforcement action on an institution that fails to comply with applicable regulatory requirements, particularly with respect to its capital requirements. In addition, the FDIC has the authority to recommend to the Comptroller of the Currency to take enforcement action with respect to a particular federally chartered savings bank and, if the Comptroller does not take action, the FDIC has authority to take such action under certain circumstances.

***Federal Deposit Insurance.*** The Bank's deposits are insured to applicable limits by the FDIC. Under the Dodd-Frank Act, the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000 and unlimited deposit insurance has been extended to non-interest-bearing transaction accounts until December 31, 2012. Prior to the Dodd-Frank Act, the FDIC had established a Temporary Liquidity Guarantee Program under which, for the payment of an additional assessment by insured banks that did not opt out, the FDIC fully guaranteed all non-interest-bearing transaction accounts until June 30, 2010 (the "Transaction Account Guarantee Program") and all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and October 31, 2009, with the FDIC's guarantee expiring by December 31, 2012 (the "Debt Guarantee Program"). Neither the Company nor the Bank opted out of the Debt Guarantee Program but neither issued any debt thereunder. The Bank did not opt out of the original Transaction Account Guarantee Program but did opt out of its extension.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based on their examination ratings and capital ratios. Well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and, until 2009, were assessed for deposit insurance at an annual rate of between five and seven basis points of insured deposits with the assessment rate for an individual institution determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV were assessed at annual rates of 10, 28 and 43 basis points, respectively.

Starting in 2009, the FDIC significantly raised the assessment rate in order to restore the reserve ratio of the Deposit Insurance Fund to the statutory minimum of 1.15% For the quarter beginning January 1, 2009, the FDIC raised the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV were increased to 17, 35 and 50 basis points, respectively. For the quarter beginning April 1, 2009 the FDIC set the base annual assessment rate for institutions in Risk Category I to between 12 and 16 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 22, 32 and 45 basis points, respectively. An institution's assessment rate could be lowered by as much as five basis points based on the ratio of its long-term unsecured debt to deposits or, for smaller institutions based on the ratio of certain amounts of Tier 1 capital to adjusted assets. The assessment rate could be adjusted for Risk Category I institutions that have a high level of brokered deposits and have experienced higher levels of asset growth (other than through acquisitions) and could be increased by as much as ten basis points for institutions in Risk Categories II, III and IV whose ratio of brokered deposits to deposits exceeds 10%. Reciprocal deposit arrangements like CDARS® were treated as brokered deposits for Risk Category II, III and IV institutions but not for institutions in Risk Category I. An institution's base assessment rate could also be increased if an institution's ratio of secured liabilities (including FHLB advances and repurchase agreements) to deposits exceeds 25%. The maximum adjustment for secured liabilities for institutions in Risk Categories I, II, III and IV would be 8, 11, 16 and 22.5 basis points, respectively, provided that the adjustment could not increase an institution's base assessment rate by more than 50%.

The FDIC imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, and reserved the right to impose additional special assessments. In November, 2009, instead of imposing additional special assessments, the FDIC amended the assessment regulations to require all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. For purposes of estimating the future assessments, each institution's base assessment rate in effect on September 30, 2009 was used, assuming a 5% annual growth rate in the assessment base and a 3 basis point increase in the assessment rate in 2011 and 2012. The prepaid assessment will be applied against actual quarterly assessments until exhausted. Any funds remaining after June 30, 2013 will be returned to the institution.

The Dodd-Frank Act requires the FDIC to take such steps as necessary to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020. In setting the assessments, the FDIC is required to offset the effect of the higher reserve ratio against insured depository institutions with total consolidated assets of less than $10 billion. The Dodd-Frank Act also broadens the base for FDIC insurance assessments so that assessments will be based on the average consolidated total assets less average tangible equity capital of a financial institution rather than on its insured deposits. The FDIC has adopted a new restoration plan to increase the reserve ratio to 1.15% by September 30, 2020 with additional rulemaking scheduled for 2011 regarding the method to be used to achieve a 1.35% reserve ratio by that date and offset the effect on institutions with assets less than $10 billion in assets. Pursuant to the new restoration plan, the FDIC will forgo the 3 basis point increase in assessments scheduled to take effect on January 1, 2011.

The FDIC has adopted new assessment regulations that redefine the assessment base as average consolidated assets less average tangible equity. Insured banks with more than $1.0 billion in assets must calculate quarterly average assets based on daily balances while smaller banks and newly chartered banks may use weekly averages. In the case of a merger, the average assets of the surviving bank for the quarter must include the average assets of the merged institution for the period in the quarter prior to the merger. Average assets would be reduced by goodwill and other intangibles. Average tangible equity will equal Tier 1 capital. For institutions with more than $1.0 billion in assets average tangible equity will be calculated on a weekly basis while smaller institutions may use the quarter-end balance. Beginning April 1, 2011, the base assessment rate for insured institutions in Risk Category I will range between 5 to 9 basis points and for institutions in Risk Categories II, III, and IV will be 14, 23 and 35 basis points. An institution's assessment rate will be reduced based on the amount of its outstanding unsecured long-term debt and for institutions in Risk Categories II, III and IV may be increased based on their brokered deposits. Risk Categories are eliminated for institutions with more than $10 billion in assets which will be assessed at a rate between 5 and 35 basis points.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation. The FICO assessment rates, which are determined quarterly, averaged 0.01% of insured deposits on an annualized basis in fiscal year 2011. These assessments will continue until the FICO bonds mature in 2017.

***Regulatory Capital Requirements.*** Under the Home Owners' Loan Act, savings institutions are required to meet three minimum capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) "Tier 1" or "core" capital equal to at least 4% of total adjusted assets and (3) risk-based capital equal to 8% of total risk-weighted assets. For information on the Bank's compliance with these regulatory capital standards, see Note 16 to consolidated financial statements. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors but also qualitative factors as well and has the authority to establish higher capital requirements for individual institutions where necessary.

In addition, the OCC may require that a savings institution that has a risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total adjusted assets of less than 4% take certain action to increase its capital ratios. If the savings institution's capital is significantly below the minimum required levels of capital or if it is unsuccessful in increasing its capital ratios, the OCC may restrict its activities.

For purposes of these capital regulations, tangible capital is defined as core capital less all intangible assets except for certain mortgage servicing rights. Tier 1 or core capital is defined as common stockholders' equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts and pledged deposits of mutual savings banks. The Bank does not have any non-withdrawable accounts or pledged deposits. Tier 1 and core capital are reduced by an institution's intangible assets, with limited exceptions for certain mortgage and non-mortgage servicing rights and purchased credit card relationships. Both core and tangible capital are further reduced by an amount equal to the savings institution's debt and equity investments in "non-includable" subsidiaries engaged in activities not permissible for national banks other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies.

The risk-based capital standard for savings institutions requires the maintenance of total capital of 8% of risk-weighted assets. Total capital equals the sum of core and supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt and intermediate-term preferred stock, the portion of the allowance for loan losses not designated for specific loan losses and up to 45% of unrealized gains on equity securities. The portion of the allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. For purposes of determining total capital, a savings institution's assets are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and by the amount of the institution's equity investments (other than those deducted from core and tangible capital) and its high loan-to-value ratio land loans and commercial construction loans.

A savings institution's risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance-sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. These risk weights generally range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans and certain other assets.

***Dividend and Other Capital Distribution Limitations.*** Federal regulations impose various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends. A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file notice with the FRB and an application or a notice with the OCC at least thirty days before making a capital distribution, such as paying a dividend to the Company. A savings institution must file an application with the OCC for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution's net income for that year to date plus the institution's retained net income for the preceding two years; (iii) it would not adequately be capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the OCC or applicable regulations. The FRB may disapprove a notice and the OCC may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation, enforcement action or agreement or condition imposed in connection with an application.

During the fiscal year ended June 30, 2008, the Bank applied for and received the approval from the OTS to distribute $19,000,000 to the Company which was paid by the Bank to the Company in November, 2007. During the fiscal year ended June 30, 2010, an application for a capital distribution from the Bank to the Company was approved by the OTS in the amount of $6,000,000 which was paid by the Bank to the Company in December, 2009. Finally, during the fiscal year ended June 30, 2011, the Bank applied for and received the approval from the OTS to distribute a total of $87,300,000 to the Company which provided the funding for the acquisition of Central Jersey in November 2010 and the repayment of the subordinated debentures in April 2011 that related to the trust preferred securities issued by Central Jersey prior to the acquisition.

***Qualified Thrift Lender Test.*** Federal savings institutions must meet a qualified thrift lender test or they become subject to the business activity restrictions and branching rules applicable to national banks. Under the Dodd-Frank Act, a savings institution that fails to satisfy the qualified thrift lender test will be deemed to have violated Section 5 of the Home Owners' Loan Act. To qualify as a qualified thrift lender, a savings institution must either (i) be deemed a "domestic building and loan association" under the Internal Revenue Code by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans and investments in premises of the institution or (ii) satisfy the statutory qualified thrift lender test set forth in the Home Owners' Loan Act by maintaining at least 65% of its portfolio assets in qualified thrift investments (defined to include residential mortgages and related equity investments, certain mortgage-related securities, small business loans, student loans and credit card loans). For purposes of the statutory qualified thrift lender test, portfolio assets are defined as total assets minus goodwill and other intangible assets, the value of property used by the institution in conducting its business and specified liquid assets up to 20% of total assets. A savings institution must maintain its status as a qualified thrift lender on a monthly basis in at least nine out of every twelve months.

A savings bank that fails the qualified thrift lender test and does not convert to a bank charter generally will be prohibited from: (1) engaging in any new activity not permissible for a national bank; (2) paying dividends not permissible under national bank regulations; and (3) establishing any new branch office in a location not permissible for a national bank in the institution's home state. In addition, if the institution does not requalify under the qualified thrift lender test within three years after failing the test, the institution would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from the FHLB as promptly as possible.

***Community Reinvestment Act.*** Under the CRA, every insured depository institution, including the Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OCC to assess the depository institution's record of meeting the credit needs of its community and to consider such record in its evaluation of certain applications by such institution, such as a merger or the establishment of a branch office by the Bank. The OCC may use an unsatisfactory CRA examination rating as the basis for the denial of an application. The Bank received a satisfactory CRA rating in its most recent CRA examination.

***Federal Home Loan Bank System.*** The Bank is a member of the FHLB of New York, which is one of twelve regional Federal Home Loan Banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by financial institutions and proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members pursuant to policies and procedures established by the board of directors of the FHLB.

As a member, the Bank is required to purchase and maintain stock in the FHLB of New York in an amount equal to the greater of 1% of our aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of our outstanding FHLB advances. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. In addition, these requirements could result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members.

***The USA Patriot Act.*** The Bank is subject to the OTS regulations implementing the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act. The USA Patriot Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other requirements, Title III of the USA Patriot Act and the related regulations of the OTS impose the following requirements with respect to financial institutions:

- Establishment of anti-money laundering programs that include, at minimum: (i) internal policies, procedures and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money laundering program.

- Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period.

- Establishment of appropriate, specific and, where necessary, enhanced due diligence policies, procedures and controls designed to detect and report money laundering.

- Prohibitions on establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country) and compliance with certain record keeping obligations with respect to correspondent accounts of foreign banks.

Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

**Regulation of the Company**

***General.*** The Company is a savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act. As a result of the Dodd-Frank Act, it is now required to file reports with the FRB and is subject to regulation and examination by the FRB, as successor to the OTS. The Company must also obtain regulatory approval from the FRB before engaging in certain transactions, such as mergers with or acquisitions of other financial institutions. In addition, the FRB has enforcement authority over the Company and any non-savings institution subsidiaries. This permits the FRB to restrict or prohibit activities that it determines to be a serious risk to the Bank. This regulation is intended primarily for the protection of the depositors and not for the benefit of stockholders of the Company.

The FRB has indicated that, to the greatest extent possible taking into account any unique characteristics of savings and loan holding companies and the requirements of the Home Owners' Loan Act, it intends to apply its current supervisory approach to the supervision of bank holding companies to savings and loan holding companies. The stated objective of the FRB will be to ensure the savings and loan holding company and its non-depository subsidiaries are effectively supervised and can serve as a source of strength for, and do not threaten the safety and soundness of the subsidiary depository institutions. The FRB has generally adopted the substantive provisions of OTS regulations governing savings and loan holding companies on an interim final basis with certain modifications as discussed below.

***Activities Restrictions.*** As a savings and loan holding company and as a subsidiary holding company of a mutual holding company, the Company is subject to statutory and regulatory restrictions on its business activities. The non-banking activities of the Company and its non-savings institution subsidiaries are restricted to certain activities specified by the FRB regulation, which include performing services and holding properties used by a savings institution subsidiary, activities authorized for savings and loan holding companies as of March 5, 1987 and non-banking activities permissible for bank holding companies pursuant to the Bank Holding Company Act of 1956 or authorized for financial holding companies pursuant to the Gramm-Leach-Bliley Act. Before engaging in any non-banking activity or acquiring a company engaged in any such activities, the Company must file with the FRB either a prior notice or (in the case of non-banking activities permissible for bank holding companies) an application regarding its planned activity or acquisition. Under the Dodd-Frank Act, a savings and loan holding company may only engage in activities authorized for financial holding companies if they meet all of the criteria to qualify as a financial holding company. Accordingly, the FRB will require savings and loan holding companies to elect to be treated as financial holding companies in order to engage in financial holding company activities. In order to make such an election, the savings and loan holding company and its depository institution subsidiaries must be well capitalized and well managed.

***Mergers and Acquisitions.*** The Company must obtain approval from the FRB before acquiring, directly or indirectly, more than 5% of the voting stock of another savings institution or savings and loan holding company or acquiring such an institution or holding company by merger, consolidation, or purchase of its assets. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating an application for the Company to acquire control of a savings institution, the FRB would consider the financial and managerial resources and future prospects of the Company and the target institution, the effect of the acquisition on the risk to the insurance funds, the convenience and the needs of the community and competitive factors.

***Waivers of Dividends by Kearny MHC.*** As permitted by OTS policies, the MHC has historically waived the receipt of dividends from the Company. The OTS reviewed dividend waiver notices on a case-by-case basis and, in general, did not object to any such waiver if: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members and (ii) the waiver would not be detrimental to the safe and sound operations of the subsidiary savings association. During the year ended June 30, 2011, the MHC waived its right, upon non-objection from the OTS, to receive cash dividends of $10.2 million declared during the year.

Effective with the transfer of OTS's jurisdiction over savings and loan holding companies to the FRB (the "transfer date"), a mutual holding company may only waive the receipt of a dividend from a subsidiary if no insider of the mutual holding company or their associates or tax-qualified or non-tax-qualified employee stock benefit plan holds any shares of the class of stock to which the waiver would apply, or the mutual holding company gives written notice of its intent to waive the dividend at least 30 days prior to the proposed payment date and the FRB does not object. The FRB may not object to a dividend waiver if it determines that the waiver would not be detrimental to the safe and sound operation of the savings association, the mutual holding company's board determines that the waiver is consistent with its fiduciary duties and the mutual holding company has waived dividends prior to December 1, 2009.

The FRB's interim final rule on dividend waivers would require that any notice of waiver of dividends include a board resolution together with any supporting materials relied upon by the MHC board to conclude that the dividend waiver is consistent with the board's fiduciary duties. The resolution must include: (i) a description of the conflict of interest that exists because of a MHC director's ownership of stock in the subsidiary declaring the dividend and any actions taken to eliminate the conflict of interest, such as a waiver by the directors of their right to receive dividends; (ii) a finding by the MHC that the waiver is consistent with its fiduciary duties despite any conflict of interest; (iii) an affirmation that the MHC is able to meet the terms of any loan agreement for which the stock of the subsidiary is pledged or to which the MHC is subject; and (iv) any affirmation that as majority of the MHC's members have approved a waiver of dividends within the past 12 months and that the proxy statement used for such vote included certain disclosures.

***Conversion of the MHC to Stock Form.*** Federal regulations permit the MHC to convert from the mutual form of organization to the capital stock form of organization, commonly referred to as a second step conversion. In a second step conversion a new holding company would be formed as the successor to the Company, the MHC's corporate existence would end and certain depositors of the Bank would receive the right to subscribe for shares of the new holding company. In a second step conversion, each share of common stock held by stockholders other than the MHC would be automatically converted into a number of shares of common stock of the new holding company determined pursuant to an exchange ratio that ensures that the Company's stockholders own the same percentage of common stock in the new holding company as they owned in the Company immediately prior to the second step conversion. Under the OTS regulations, the Company's stockholders would not be diluted because of any dividends waived by the MHC (and waived dividends would not be considered in determining an appropriate exchange ratio), in the event the MHC converts to stock form. The total number of shares held by the Company's stockholders after a second step conversion also would be increased by any purchases by the Company's stockholders in the stock offering of the new holding company conducted as part of the second step conversion.

Under the Dodd-Frank Act, waived dividends must be taken into account in determining the appropriate exchange ratio for a second-step conversion of a mutual holding company unless the mutual holding company has waived dividends prior to December 1, 2009.

***Acquisition of Control.*** Under the federal Change in Bank Control Act, a notice must be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or as otherwise defined by the FRB. Under the Change in Bank Control Act, the FRB has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control is then subject to regulation as a savings and loan holding company.

***Holding Company Capital Requirements.*** Effective as of the transfer date, the FRB will be authorized to establish capital requirements for savings and loan holding companies. These capital requirements must be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Savings and loan holding companies will also be required to serve as a source of financial strength for their depository institution subsidiaries. Within five years after enactment, the Dodd-Frank Act requires the FRB to apply consolidated capital requirements that are no less stringent than those currently applied to depository institutions to depository institution holding companies that were not supervised by the FRB as of May 19, 2009. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank or savings and loan holding company with less than $15 billion in assets.

The FRB stated that it is considering applying the same consolidated risk-based and leverage capital requirements to savings and loan holding companies as those applied to bank holding companies under Basel III to the extent reasonable and feasible taking into consideration the unique characteristics of savings and loan holding companies and requirements of the Home Owners' Loan Act. The FRB expects these rules to be finalized in 2012 and implementation to begin in 2013.

## Item 1A. Risk Factors

*The following is a summary of what management, in its opinion, currently believes to be the material risks related to an investment in the Company's securities.*

**We may not realize the anticipated benefits from our proposed acquisition of Central Jersey Bancorp.**

On November 30, 2010, we acquired Central Jersey Bancorp ("Central Jersey") and its wholly owned subsidiary, Central Jersey Bank, National Association ("Central Jersey Bank"). Through June 30, 2011, the acquisition of Central Jersey has strengthened our market position in Monmouth and Ocean Counties and increased our profitability by increasing our commercial loan portfolio. However, the longer term success of this transaction will depend on, among other things, our ability to realize anticipated cost savings and to combine the businesses of the Bank and Central Jersey Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Central Jersey Bank nor result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

**A continuation or worsening of national and local economic conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which may negatively impact our financial condition and results of operations.**

Our business activities and earnings are affected by general business conditions in the United States and in our primary market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our primary market area in particular. In recent years, the national economy has experienced recessionary conditions that have resulted in general economic downturns, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. The economic recession has also had a negative impact on our primary market area. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Continued or further deterioration in local economic conditions could also drive the level of loan losses beyond the level we have provided for in our allowance for loan losses, which could necessitate increasing our provision for loans losses and reduce our earnings. Additionally, the demand for our products and services could be reduced, which would adversely impact our liquidity and the level of revenues we generate.

**We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings would decrease.**

At June 30, 2011, we had approximately $109.4 million in intangible assets on our balance sheet comprising $108.6 million of goodwill and $807,000 of core deposit intangibles. We are required to test our goodwill and identifiable intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of our common stock, the estimated net present value of our assets and liabilities, and information concerning the terminal valuation of similarly situated insured depository institutions. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our common stock or our regulatory capital levels, but such an impairment loss could significantly restrict the Bank's ability to make dividend payments to us.

**Changes in interest rates may adversely affect our net interest rate spread and net interest margin, which would hurt our earnings.**

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

From an interest rate risk perspective, the Company has generally been liability sensitive, which indicates that liabilities generally re-price faster than assets. The timing mismatch of the re-price of interest-earning assets and interest-bearing liabilities is referred to as the gap position. The most common measurement interval is one year. At June 30, 2011, the Company's one-year gap position was -2.08% and at June 30, 2010 it was +0.91%. During the fiscal year it fluctuated from +2.50 % at September 30, 2010 to -0.46 % at December 31, 2010 to -1.29 % at March 31, 2011. The modest change in the one-year gap position reflects a variety of substantial changes within the balance sheet that, in aggregate, did not significantly impact the Company's interest rate risk position as measured from the gap perspective. Most notably, the Company's balance sheet at June 30, 2011 reflected the acquisition of Central Jersey during fiscal 2011 and the inherent sensitivity to interest rate risk characterizing the interest-earning assets and interest-bearing liabilities acquired. In conjunction with a variety of less notable changes to the composition and allocation of its interest-earning assets and interest-bearing liabilities, the acquisition of Central Jersey resulted in a modest increase in the "mismatch" between the dollar amount of assets and liabilities that are re-pricing within a one year interval at June 30, 2011 from June 30, 2010.

In response to negative economic developments, the Federal Open Market Committee has steadily reduced its federal funds rate target from 5.25% in September 2007 to between 0.00% and 0.25% currently which has had the effect of reducing our cost of funds. However, the benefits to earnings arising from the reduction in our cost of interest-cost liabilities have been partially offset by reduced yields on the Company's interest-earning assets. Notwithstanding reduced yields on interest-earning assets, the Company's net interest rate spread increased by 11 basis points to 2.56% for the year ended June 30, 2011 from 2.45% for the year ended June 30, 2010. For those same comparative periods, the Company's net interest margin declined three basis points to 2.80% from 2.83% partly reflecting the utilization of capital to acquire Central Jersey and the resulting increase in nonearning, intangible assets.

The improvements in the Company's net interest income and the associated net interest spread are partially indicative of its overall level of liability sensitivity which has generally proven to be beneficial to net interest income during fiscal 2011. However, the Company's liability sensitivity may adversely effect net income and earnings in the future when market interest rates ultimately increase from their historical lows and its cost of interest-bearing liabilities rises faster than its yield on interest-earning assets.

As of June 30, 2011, $788.7 million or 68.5% of our certificates of deposit mature within one year. During the year ending June 30, 2012, $200.0 million of FHLB advances are callable, but based on the interest rate environment as of June 30, 2011 it appears unlikely that they will be called. With respect to re-pricing assets, at June 30, 2011, the Company maintained balances of short term, liquid assets of

$222.6 million. During the year ending June 30, 2012, $61.4 million of loans will reach their contractual maturity dates. The effect of subsequent interest rate changes will be reflected in the re-pricing of $215.2 million of loans maturing after June 30, 2012 and mortgage-backed securities and non-mortgage-backed securities with floating or adjustable rates with amortized costs of $136.4 million.

Interest rates also affect how much money we lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Changes in market interest rates could also reduce the value of our financial assets. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and profitability could suffer.

**If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.**

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the required amount of the allowance for loan losses, we evaluate certain loans individually and establish specific loan loss allowances for identified impairments. For all non-impaired loans, including those not individually reviewed, we estimate losses and establish general loan loss allowances based upon historical and environmental loss factors. If the assumptions used in our calculation methodology are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in further additions to our allowance. While our allowance for loan losses was 0.93% of total loans at June 30, 2011, significant additions to our allowance could materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

**We may be required to record additional impairment charges with respect to our investment securities portfolio.**

We review our securities portfolio at the end of each quarter to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the impairment is other than temporary. If we conclude that the impairment is other than temporary, we are required to write down the value of that security. The "credit-related" portion of the impairment is recognized through earnings whereas the "noncredit-related" portion is generally recognized through other comprehensive income in the circumstances where the future sale of the security is unlikely.

At June 30, 2011, we had investment securities with fair values of approximately $113.6 million of which we had approximately $1.9 million in gross unrealized losses. All unrealized losses on investment securities at June 30, 2011 represented temporary impairments of value. However, if changes in the expected cash flows of these securities and/or prolonged price declines result in our concluding in future periods that the impairment of these securities is other than temporary, we will be required to record an impairment charge against income equal to the credit-related impairment.

**Strong competition within our market area may limit our growth and profitability.**

Competition is intense within the banking and financial services industry in New Jersey. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources, higher lending limits and offer services that we do not or cannot provide. This competition makes it more difficult for us to originate new loans and retain and attract new deposits. Price competition for loans may result in originating fewer loans, or earning less on our loans and price competition for deposits may result in a reduction of our deposit base or paying more on our deposits.

**Our business is geographically concentrated in New Jersey and a downturn in economic conditions within the state could adversely affect our profitability.**

A substantial majority of our loans are to individuals and businesses in New Jersey. The decline in the economy of the state could continue to have an adverse impact on our earnings. We have a significant amount of real estate mortgages, such that continuing decreases in local real estate values may adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which may adversely influence our profitability.

**Our return on equity compares unfavorably to other companies. This could negatively influence the price of our stock.**

The net proceeds from our initial public offering in February 2005 substantially increased our equity capital. We expect to take time to invest this capital prudently. As a result, our return on equity, which is the ratio of earnings divided by average equity capital, is lower than that of many similar companies. To the extent that the stock market values a company based, in part, on its return on equity, our low return on equity relative to our peer group could negatively affect the trading price of our common stock. During the year ended June 30, 2011, there was ongoing evaluation and implementation of growth and diversification strategies related to execution of the Company's business plan including, most significantly, the acquisition of Central Jersey Bancorp. The Company expects to continue these efforts to grow and diversify the balance sheet with the goals of improving profitability.

**The costs of our stock compensation plans are a significant expense and funding of the plans may dilute shareholders' ownership interest in Kearny Financial Corp.**

Effective upon completion of the Company's initial public offering, the Bank established an Employee Stock Ownership Plan ("ESOP"). We currently recognize compensation expense for the ESOP as shares are committed for release to the participants' accounts each month based on the monthly average market price of the shares. We recognize additional annual employee compensation and benefit expenses from stock options granted and restricted stock awarded to officers under the 2005 Stock Compensation and Incentive Plan. We expense the fair value of all options over their vesting periods and the fair value of restricted shares over the requisite service periods, in both cases five years. These additional expenses adversely affect our profitability and stockholders' equity.

The Company utilized open market purchases of common stock to fund restricted stock awards; however, the Company expects to fund stock options exercised through the issuance of shares from the Company's treasury account. Existing shareholders will experience a dilution in ownership interest in the event the Company relies on the issuance of shares from the Company's treasury account or from the issuance of authorized but un-issued shares rather than open market purchases to fund stock options.

**Shareholders own a minority of Kearny Financial Corp.'s common stock and are not able to exercise voting control over most matters put to a vote of stockholders.**

Kearny MHC owns 75% of Kearny Financial Corp.'s common stock at June 30, 2011 and is able to exercise voting control over most matters put to a vote of shareholders, including the election of directors. Kearny MHC may also exercise its voting control to prevent a sale or merger transaction in which stockholders could receive a premium for their shares. The Board of Directors of Kearny MHC is also the Board of Directors of Kearny Financial Corp.

**New Federal Reserve Regulations could affect the ability of Kearny MHC to waive dividends**

In accordance with OTS policies, our mutual holding company, Kearny MHC has historically waived receipt of all or substantially all of dividends paid by the Company. These dividend waivers have allowed the Company to pay higher dividends than would otherwise be feasible without the waiver. Pursuant to the Dodd-Frank Act, the Federal Reserve has assumed jurisdiction over dividend waivers by federal mutual holding companies, like Kearny MHC. Under regulations recently adopted by the Federal Reserve on an interim final basis, requests for approvals of dividend waivers will be subject to additional requirements. Any application for a waiver of dividends must include a description of the conflict of interest that exists because of a mutual holding company director's ownership of stock in the subsidiary declaring the dividend and any actions taken to address the conflict, such as waiver by the directors of their right to receive dividends. In addition, waivers of dividends must be approved by the mutual holding company's members at least every 12 months pursuant to a proxy statement with a detailed description of the dividend waiver and reasons therefore. The new regulation requirements will increase the costs of obtaining dividend waivers and may affect the ability of Kearny MHC to obtain such waivers which could have an impact on the Company's dividend policies.

**Federal policies on remutualization transactions could prohibit acquisition of Kearny Financial Corp., which may adversely affect our stock price.**

Although a mutual holding company may be acquired by a mutual institution in a remutualization transaction, remutualization transactions were viewed by the OTS as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. The OTS indicated that it would give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that there is no cause for OTS's concerns in the particular case. The FRB has not indicated whether it will continue to follow OTS's policies on remutualization. Should the FRB prohibit or otherwise restrict these transactions in the future, our stock price may be adversely affected.

**Recently enacted financial reform legislation could substantially increase our compliance burden and costs and necessitate changes in the conduct of our business.**

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. In particular, the following provisions of the Dodd-Frank Act, among others, are expected to impact our operations and activities, both currently and prospectively:

- Elimination of the OTS as our primary federal regulator, which may require us to adapt to a new regulatory regime;
- New requirements for waivers of dividends by Kearny MHC, which could affect our dividend policies;
- Weakening of federal preemption standards applicable to Kearny Federal Savings Bank, which could expose us to state regulation;
- Changes in methodologies for calculating deposit insurance premiums and increases in required deposit insurance fund reserve levels, which could increase our deposit insurance expense;
- Potential application of regulatory capital requirements to Kearny Financial Corp.; and
- Imposition of comprehensive, new consumer protection requirements, which could substantially increase our compliance burden and potentially expose us to new liabilities.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

**Item 1B. Unresolved Staff Comments**

Not applicable.

## Item 2. Properties

The Company and the Bank conduct business from their administrative headquarters at 120 Passaic Avenue in Fairfield, New Jersey and 40 branch offices located in Bergen, Essex, Hudson, Middlesex, Morris, Monmouth, Ocean, Passaic and Union Counties, New Jersey. Seventeen of our offices are leased with remaining terms between one and 17 years. At June 30, 2011, our net investment in property and equipment totaled $39.6 million. The following table sets forth certain information relating to our properties as of June 30, 2011. The net book values reported include our investment in land, building and/or leasehold improvements by property location.

| Office Location | Year Opened | Net Book Value as of June 30, 2011 (In Thousands) | Square Footage | Owned/ Leased |
|---|---|---|---|---|
| Executive Office:<br>120 Passaic Avenue<br>Fairfield, New Jersey | 2004 | $ 11,014 | 53,000 | Owned |
| Main Office:<br>614 Kearny Avenue<br>Kearny, New Jersey | 1928 | 903 | 6,764 | Owned |
| Branches:<br>425 Route 9 & Ocean Gate Drive<br>Bayville, New Jersey | 1973 | 1 | 3,500 | Leased |
| 417 Bloomfield Avenue<br>Caldwell, New Jersey | 1968 | 328 | 4,400 | Owned |
| 20 Willow Street<br>East Rutherford, New Jersey | 1969 | 48 | 3,100 | Owned |
| 534 Harrison Avenue<br>Harrison, New Jersey | 1995 | 628 | 3,000 | Owned |
| 1353 Ringwood Avenue<br>Haskell, New Jersey | 1996 | — | 2,500 | Leased |
| 718B Buckingham Drive<br>Lakewood, New Jersey | 2008 | 33 | 2,800 | Leased |
| 630 North Main Street<br>Lanoka Harbor, New Jersey | 2005 | 2,093 | 3,200 | Owned |
| 307 Stuyvesant Avenue<br>Lyndhurst, New Jersey | 1970 | 218 | 3,300 | Owned |
| 270 Ryders Lane<br>Milltown, New Jersey | 1989 | — | 3,600 | Leased |
| 339 Main Road<br>Montville, New Jersey | 1996 | — | 1,850 | Leased |
| 119 Paris Avenue<br>Northvale, New Jersey | 1965 | 269 | 1,750 | Owned |

| Office Location | Year Opened | Net Book Value as of June 30, 2011 (In Thousands) | Square Footage | Owned/ Leased |
|---|---|---|---|---|
| 80 Ridge Road<br>North Arlington, New Jersey | 1952 | $ 114 | 3,500 | Owned |
| 510 State Highway 34<br>Old Bridge Township, New Jersey | 2002 | 919 | 2,400 | Owned |
| 207 Old Tappan Road<br>Old Tappan, New Jersey | 1973 | 696 | 2,200 | Owned |
| 267 Changebridge Road<br>Pine Brook, New Jersey | 1974 | 192 | 3,600 | Owned |
| 917 Route 23 South<br>Pompton Plains, New Jersey | 2009 | 1,477 | 2,400 | Leased |
| 653 Westwood Avenue<br>River Vale, New Jersey | 1965 | 746 | 1,600 | Owned |
| 252 Park Avenue<br>Rutherford, New Jersey | 1974 | 1,581 | 1,984 | Owned |
| 520 Main Street<br>Spotswood, New Jersey | 1979 | 281 | 2,400 | Owned |
| 130 Mountain Avenue<br>Springfield, New Jersey | 1991 | 1,248 | 6,500 | Owned |
| 827 Fischer Boulevard<br>Toms River, New Jersey | 1996 | 631 | 3,500 | Owned |
| 2100 Hooper Avenue<br>Toms River, New Jersey | 2008 | 82 | 2,000 | Leased |
| 487 Pleasant Valley Way<br>West Orange, New Jersey | 1971 | 117 | 3,000 | Owned |
| 216 Main Street<br>West Orange, New Jersey | 1975 | 131 | 2,400 | Owned |
| 250 Valley Boulevard<br>Wood-Ridge, New Jersey | 1957 | 1,562 | 9,500 | Owned |
| 661 Wyckoff Avenue<br>Wyckoff, New Jersey | 2002 | 2,418 | 6,300 | Owned |

| Office Location | Year Opened | Net Book Value as of June 30, 2011 (In Thousands) | Square Footage | Owned/ Leased |
|---|---|---|---|---|
| **Central Jersey Division Branch Offices:** | | | | |
| Administrative Offices & Branch<br>1903 Highway 35<br>Oakhurst, New Jersey | 2008 | $ 553 | 15,200 | Leased |
| 611 Main Street<br>Belmar, New Jersey | 2002 | 71 | 3,200 | Leased |
| 501 Main Street<br>Bradley Beach, New Jersey | 2001 | 762 | 3,100 | Owned |
| 700 Branch Avenue<br>Little Silver, New Jersey | 2001 | — | 2,500 | Leased |
| 444 Ocean Avenue North<br>Long Branch, New Jersey | 2004 | 176 | 1,500 | Leased |
| 627 Second Avenue<br>Long Branch, New Jersey | 1998 | 690 | 3,200 | Owned |
| 155 Main Street<br>Manasquan, New Jersey | 1998 | 12 | 3,000 | Leased |
| 2445 Highway 34<br>Manasquan, New Jersey | 2004 | 2 | 600 | Leased |
| 300 West Sylvania Avenue<br>Neptune City, New Jersey | 2000 | 321 | 3,000 | Leased |
| 61 Main Street<br>Ocean Grove, New Jersey | 2002 | 12 | 2,800 | Leased |
| 2201 Bridge Avenue<br>Point Pleasant, New Jersey | 2001 | 52 | 3,500 | Leased |
| 700 Allaire Road<br>Spring Lake Heights, New Jersey | 1999 | 16 | 2,500 | Leased |
| 2200 Highway 35<br>Wall Township, New Jersey | 1997 | 1,073 | 5,000 | Owned |

In addition to the office locations noted above, the Bank expects to open its newest full service branch location in Allenhurst, New Jersey during the first quarter of fiscal 2012. The branch will be operated under the Central Jersey Bank division brand.

**Item 3. Legal Proceedings**

The Bank, from time to time, is a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. There were no lawsuits pending or known to be contemplated against the Company or the Bank at June 30, 2011 that would be expected to have a material effect on operations or income.

**Item 4. [Removed and Reserved]**

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**(a) Market Information.** The Company's common stock trades on The NASDAQ Global Select Market under the symbol "KRNY". The table below shows the reported high and low closing prices of the common stock and dividends paid per public share for each quarter during the last two fiscal years.

| | High | Low | Dividends |
|---|---|---|---|
| **Fiscal Year 2011** | | | |
| Quarter ended September 30, 2010 | **$ 9.39** | **$ 8.60** | **$ 0.05** |
| Quarter ended December 31, 2010 | **$ 9.01** | **$ 8.31** | **$ 0.05** |
| Quarter ended March 31, 2011 | **$ 10.03** | **$ 8.76** | **$ 0.05** |
| Quarter ended June 30, 2011 | **$ 10.34** | **$ 8.94** | **$ 0.05** |
| Fiscal Year 2010 | | | |
| Quarter ended September 30, 2009 | $ 11.74 | $ 10.37 | $ 0.05 |
| Quarter ended December 31, 2009 | $ 10.47 | $ 9.54 | $ 0.05 |
| Quarter ended March 31, 2010 | $ 10.56 | $ 9.50 | $ 0.05 |
| Quarter ended June 30, 2010 | $ 10.77 | $ 8.42 | $ 0.05 |

Declarations of dividends by the Board of Directors depend on a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions. The timing, frequency and amount of dividends are determined by the Board.

The Company's ability to pay dividends may also depend on the receipt of dividends from the Bank, which is subject to a variety of limitations under federal banking regulations regarding the payment of dividends.

As of September 6, 2011 there were 3,976 registered holders of record of the Company's common stock, plus approximately 2,484 beneficial (street name) owners.

**(b) Use of Proceeds.** Not applicable.

(c) **Issuer Purchases of Equity Securities.** Set forth below is information regarding the Company's stock repurchases during the fourth quarter of the fiscal year ended June 30, 2011.

| | Issuer Purchases of Equity Securities | | | |
|---|---|---|---|---|
| | **Total Number of Shares (or Units) purchased** | **Average Price Paid Per Share (or Unit)** | **Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs *** | **Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs** |
| April 1 – April 30, 2011 | - | $ - | - | 158,606 |
| May 1 – May 31, 2011 | 19,700 | 9.25 | 19,700 | 138,906 |
| June 1 – June 30, 2011 | 104,700 | 9.21 | 104,700 | 34,206 |
| Total | 124,400 | $ 9.21 | 124,400 | 34,206 |

* On May 26, 2010, the Company announced the authorization of a fifth stock repurchase program for up to 889,506 shares or 5% of shares outstanding.

**Stock Performance Graph.** Set forth on Page 73 is a stock performance graph comparing the cumulative total shareholder return on the Company's common stock with (a) the cumulative total shareholder return on stocks included in the NASDAQ Composite Index, (b) the cumulative total shareholder return on stocks included in the SNL Thrift $1 Billion - $5 Billion Index and (c) the cumulative total shareholder return on stocks included in the SNL Thrift MHC Index, in each case assuming an investment of $100.00 as of June 30, 2006. The cumulative total returns for the indices and the Company are computed assuming the reinvestment of dividends that were paid during the period. It is assumed that the investment in the Company's common stock was made at the initial public offering price of $10.00 per share.


Total Return Performance
150
125
100
75
50
25
Index Value
06/30/06
06/30/07
06/30/08
06/30/09
06/30/10
06/30/11
Kearny Financial Corp.
NASDAQ Composite
SNL Thrift $1B - $5B Index
SNL Thrift MHC Index

| Index | 6/30/06 | 6/30/07 | 6/30/08 | 6/30/09 | 6/30/10 | 6/30/11 |
|---|---|---|---|---|---|---|
| Kearny Financial Corp. | $ 100 | $ 92 | $ 77 | $ 81 | $ 66 | $ 68 |
| NASDAQ Composite | 100 | 121 | 107 | 87 | 101 | 134 |
| SNL Thrift $1 B - $5 B Index | 100 | 97 | 74 | 61 | 61 | 67 |
| SNL Thrift MHC Index | 100 | 114 | 106 | 97 | 105 | 98 |

The NASDAQ Composite Index measures all NASDAQ domestic and international based common type stocks listed on The NASDAQ Stock Market. The SNL indices were prepared by SNL Financial LC, Charlottesville, Virginia. The SNL Thrift $1 Billion - $5 Billion Index includes all thrift institutions with total assets between $1.0 billion and $5.0 billion. The SNL Thrift MHC Index includes all publicly traded mutual holding companies.

There can be no assurance that the Company's future stock performance will be the same or similar to the historical stock performance shown in the graph above. The Company neither makes nor endorses any predictions as to stock performance.

## Item 6. Selected Financial Data

The following financial information and other data in this section are derived from the Company's audited consolidated financial statements and should be read together therewith.

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| | | | (In Thousands) | | |
| **Balance Sheet Data:** | | | | | |
| Assets | **$ 2,904,136** | $ 2,339,813 | $ 2,124,921 | $ 2,083,039 | $ 1,917,253 |
| Net loans receivable | **1,256,584** | 1,005,152 | 1,039,413 | 1,021,686 | 860,493 |
| Mortgage-backed securities available for sale | **1,060,247** | 703,455 | 683,785 | 726,023 | 643,779 |
| Mortgage-backed securities held to maturity | **1,345** | 1,700 | 4,321 | — | — |
| Securities available for sale | **44,673** | 29,497 | 28,027 | 38,183 | 88,869 |
| Securities held to maturity | **106,467** | 255,000 | — | — | — |
| Cash and cash equivalents | **220,580** | 181,422 | 211,525 | 131,723 | 163,341 |
| Goodwill | **108,591** | 82,263 | 82,263 | 82,263 | 82,263 |
| Deposits | **2,149,353** | 1,623,562 | 1,421,201 | 1,379,032 | 1,411,713 |
| Borrowings | **247,642** | 210,000 | 210,000 | 218,000 | 28,488 |
| Total stockholders' equity | **487,874** | 485,926 | 476,720 | 471,371 | 462,592 |

| | For the Years Ended June 30, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| | (In Thousands, Except Percentage and Per Share Amounts) | | | | |
| **Summary of Operations:** | | | | | |
| Interest income | **$ 100,376** | $ 93,108 | $ 97,908 | $ 97,367 | $ 95,561 |
| Interest expense | **32,216** | 36,321 | 44,200 | 50,528 | 50,468 |
| Net interest income | **68,160** | 56,787 | 53,708 | 46,839 | 45,093 |
| Provision for loan losses | **4,628** | 2,616 | 317 | 94 | 571 |
| Net interest income after provision for loan losses | **63,532** | 54,171 | 53,391 | 46,745 | 44,522 |
| Non-interest income, excluding gain (loss) on securities | **4,030** | 2,395 | 2,648 | 2,708 | 2,434 |
| Non-interest income from gain (loss) on sale of securities | **749** | 509 | (415) | — | 55 |
| Loss on impairment of securities | **—** | (206) | (714) | (659) | — |
| Non-interest expenses | **56,174** | 45,094 | 43,922 | 40,939 | 44,856 |
| Income before income taxes | **12,137** | 11,775 | 10,988 | 7,855 | 2,155 |
| Provisions for income taxes | **4,286** | 4,963 | 4,597 | 1,951 | 221 |
| Net income | **$ 7,851** | $ 6,812 | $ 6,391 | $ 5,904 | $ 1,934 |
| **Share and Per Share Data:** | | | | | |
| Net income per share – basic and diluted | **$ 0.12** | $ 0.10 | $ 0.09 | $ 0.08 | $ 0.03 |
| Weighted average number of common shares outstanding – basic and diluted | **67,118** | 67,920 | 68,710 | 69,522 | 70,417 |
| Cash dividends per share [(1)] | **$ 0.20** | $ 0.20 | $ 0.20 | $ 0.20 | $ 0.20 |
| Dividend payout ratio [(2)] | **41.0%** | 53.7% | 54.9% | 62.5% | 192.6% |

| | At or For the Years Ended June 30, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| **Performance Ratios:** | | | | | |
| Return on average assets (net income divided by average total assets) | **0.29%** | 0.31% | 0.31% | 0.29% | 0.10% |
| Return on average equity (net income divided by average equity) | **1.63** | 1.42 | 1.35 | 1.26 | 0.41 |
| Net interest rate spread | **2.56** | 2.45 | 2.25 | 1.81 | 1.70 |
| Net interest margin | **2.80** | 2.83 | 2.81 | 2.54 | 2.43 |
| Average interest-earning assets to average interest-bearing liabilities | **117.33** | 120.88 | 124.16 | 126.49 | 126.82 |
| Efficiency ratio (non-interest expense divided by the sum of net interest income and non-interest income) | **77.01** | 75.81 | 79.53 | 83.74 | 94.27 |
| Non-interest expense to average assets | **2.10** | 2.04 | 2.11 | 2.04 | 2.23 |
| **Asset Quality Ratios:** | | | | | |
| Non-performing loans to total loans | **2.76** | 2.13 | 1.26 | 0.15 | 0.17 |
| Non-performing assets to total assets | **1.46** | 0.93 | 0.62 | 0.08 | 0.08 |
| Net charge-offs to average loans outstanding | **0.12** | 0.05 | 0.00 | 0.00 | 0.00 |
| Allowance for loan losses to total loans | **0.93** | 0.84 | 0.62 | 0.59 | 0.70 |
| Allowance for loan losses to non-performing loans | **33.65** | 39.70 | 48.92 | 388.05 | 406.25 |
| **Capital Ratios:** | | | | | |
| Average equity to average assets | **17.94** | 21.66 | 22.73 | 23.41 | 23.56 |
| Equity to assets at period end | **16.80** | 20.77 | 22.43 | 22.63 | 24.13 |
| Tangible equity to tangible assets at period end | **13.11** | 17.36 | 18.98 | 19.51 | 21.10 |

(1) Excludes dividends waived by Kearny MHC.

(2) Represents cash dividends paid divided by net income.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### General

This discussion and analysis reflects Kearny Financial Corp.'s consolidated financial statements and other relevant statistical data. We include it to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Kearny Financial Corp.'s consolidated financial statements and notes thereto contained in this Annual Report on Form 10-K and the other statistical data provided herein.

### Overview

***Financial Condition.*** Total assets increased $564.3 million to $2.90 billion at June 30, 2011 from $2.34 billion at June 30, 2010. The increase was due largely to the Company's acquisition of Central Jersey which resulted in increases in the balances of certain earning assets including loans receivable and mortgage-backed securities. Partially offsetting the growth in earning assets were net year-over-year declines in the balances of interest-earning deposits, included in cash and equivalents, and non-mortgage-backed securities. Other noteworthy changes in assets attributable to the Central Jersey acquisition included increases in premises and equipment and goodwill while the increase in other assets included net additions to real estate owned resulting from additional properties acquired through the foreclosure process. The Central Jersey acquisition resulted in a corresponding increase in total liabilities which was primarily reflected as increases in the balance of interest-bearing and non-interest-bearing deposits as well as borrowings with less noteworthy changes in noninterest-bearing liabilities also arising from that acquisition.

In general, it remains the long term goal of our business plan to modify the Bank's balance sheet to reflect a greater percentage of earnings assets in the loan portfolio while, in turn, reducing the relative size of the securities portfolio. Within the loan portfolio, the Company's business plan continues to call for increased origination of commercial loans with an emphasis on commercial mortgages including multi-family and nonresidential mortgage loans as well as secured and unsecured commercial business loans.

The Company's acquisition of Central Jersey is expected to continue to strengthen its commercial lending capabilities and expertise. Notwithstanding the longer-term, strategic benefits of that acquisition, the lending environment during fiscal 2011 continued to reflect the challenges presented by the adverse economic environment. Those challenges include declining real estate values coupled with high unemployment which, together, have significantly reduced demand for new loan originations by qualified borrowers. The loan growth attributable to the Central Jersey acquisition was partially offset by other declines in the loan portfolio. Taken together, these effects resulted in loans receivable increasing by $251.4 million to $1.26 billion or 43.3% of total assets at June 30, 2011 from $1.01 billion or 43.0% of total assets at June 30, 2010. Within the loan portfolio, however, commercial loans, including commercial mortgages and commercial business loans, grew by $271.3 million to $488.7 million or 16.8% of total assets at June 30, 2011. By comparison, one-to-four family mortgage loans, including first mortgages and home equity loans and lines of credit, declined by $21.5 million to $755.3 million or 26.0% of total assets as of June 30, 2011.

The balance of investment securities, including mortgage-backed and non-mortgage-backed securities, increased by $223.1 million to $1.21 billion or 41.8% of total assets at June 30, 2011 compared to $989.7 million or 42.3% of total assets at June 30, 2010. The growth in investment balances was primarily attributable to the securities acquired from Central Jersey. However, the growth in the portfolio also reflected the reinvestment of cash flows received from loan repayments exceeding origination volume and net growth in deposits beyond that directly attributable to the Central Jersey acquisition.

At June 30, 2011, our total deposits were $2.15 billion compared to $1.62 billion at June 30, 2010. As noted above, the growth in deposits primarily reflected the deposit liabilities assumed through the acquisition of Central Jersey's 13 branches in Monmouth and Ocean counties. However, the growth in deposits also reflected aggregate increases in deposits attributable to the Bank's existing network of 27 branches during the year. The growth in deposits continued despite the Bank's efforts to reduce its deposit offering rates on most products reflecting, in part, consumer demand for the safety of FDIC-insured accounts versus noninsured investment alternatives. The growth in non-maturity deposits also reflected the Bank's promotion of its "High Yield Checking" product which is primarily designed to attract core deposits in the form of customers' primary checking accounts through interest rate and fee reimbursement incentives to qualifying customers.

The balance of borrowings increased by $37.6 million to $247.6 million at June 30, 2011 from $210.0 million at June 30, 2010. The net growth in borrowings was largely attributable to depositor sweep accounts acquired from Central Jersey. For those same comparative periods, advances from the FHLB of New York increased by $1.5 million reflecting the net effects of advances assumed from Central Jersey that were largely offset by repayments of other maturing advances during the year.

Finally, stockholders' equity increased $2.0 million to $487.9 million at June 30, 2011 from $485.9 million at June 30, 2010. The increase in stockholders' equity reflected the increase in retained earnings resulting from the Company's net income for fiscal 2011, net of dividends paid to shareholders, as well as increases in paid-in-capital and reduction of unearned ESOP shares relating to the offsets of benefit plan expenses during the year. Partially offsetting these increases were the Company's share repurchase activity which resulted in an increase of $4.5 million in Treasury stock as well as declines in other comprehensive income arising from mark-to-market adjustments to the available for sale non-mortgage-backed securities and mortgage-backed securities portfolios and benefit plan adjustments.

***Results of Operations.*** Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. It is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our results of operations are also affected by our provision for loan losses, non-interest income and non-interest expense.

Net income for the fiscal year ended June 30, 2011 was $7.9 million or $0.12 per diluted share; an increase of $1.1 million from $6.8 million, or $0.10 per diluted share the fiscal year ended June 30, 2010. The increase in net income year-over-year resulted primarily from increases in net interest income and non-interest income coupled with a decrease in income tax expense. These factors were partially offset by increases in non-interest expense and the provision for loan losses.

Our net interest income increased $11.4 million to $68.2 million for the year ended June 30, 2011 from $56.8 million for the year ended June 30, 2010. The net interest rate spread increased to 2.56% for fiscal 2011 from 2.45% for fiscal 2010 as the cost of average interest-bearing liabilities fell 64 basis points to 1.55% from 2.19% while the yield on average interest-earning assets decreased 53 basis points to 4.11% from 4.64%. Total interest income increased to $100.4 million during the fiscal year ended June 30, 2011 from $93.1 million during the fiscal year ended June 30, 2010 due to an increase in the average balance of interest-earning assets that was partially offset by a decline in their average yield. Total interest expense decreased to $32.2 million from $36.3 million for those same comparative periods due to a decrease in the average cost of interest-bearing liabilities that was partially offset by an increase in their average balance. As noted above, the increases in the average balance of interest-earning assets and interest-bearing liabilities were primarily attributable to the acquisition of Central Jersey.

The provision for loan losses increased $2.0 million to $4.6 million for fiscal 2011 from $2.6 million for fiscal 2010. The net increase in the provision reflected the combined effects of recognizing additional specific valuation allowances on impaired loans as well as increases in the level of general valuation allowances attributable to loans evaluated collectively for impairment due to increases in environmental and historical loss factors.

Non-interest income increased by $2.1 million to $4.8 million for fiscal 2011 compared to $2.7 million for fiscal 2010. The increase in non-interest income reflected increases in loan-related and deposit-related fees and charges, including electronic banking fees and charges, that were significantly attributable to the Central Jersey acquisition. The acquisition also resulted in the recognition of gains on the sale of loans originated through the CJB Division's SBA programs. The Company also recognized comparatively greater gains on the sale of investment securities during fiscal 2011 compared to fiscal 2010 while recognizing no OTTI charges in the current year in contrast to those recorded during the earlier comparative period.

Non-interest expense increased $11.1 million to $56.2 million for the fiscal year ended June 30, 2011 from $45.1 million for the fiscal year ended June 30, 2010. The increase in non-interest expense was attributable, in part, to the comparatively higher level of non-recurring, merger-related expenses relating to the Central Jersey acquisition. However, the increase in noninterest expense during fiscal 2011 was also attributable to the additional costs associated with the ongoing operation of the CJB Division that were reflected as increases in most other categories of non-interest expense compared to those reported for fiscal 2010.

The combined effects of these factors resulted in comparatively greater pre-tax net income during fiscal 2011 compared with fiscal 2010. Notwithstanding, the Company recognized comparatively lower income tax expense during fiscal 2011 compared to fiscal 2010 reflecting a comparatively lower effective income tax rate arising, in part, from comparatively greater levels of tax-favored income.

***Business Strategy.*** The general goals of the Company's current business plan are to profitably deploy capital and enhance earnings through a variety of balance sheet growth and diversification strategies through which the Company intends to evolve from a traditional thrift business model toward that of a full service, community bank. The key strategies of the Company's business plan and its performance in relation to those strategies during fiscal 2011 are noted below:

- **Increasing the volume of loan originations and the size of the Company's loan portfolio in relation to total assets;**

  From June 30, 2010 to June 30, 2011, the Company has increased its overall loan portfolio from $1.01 billion to $1.27 billion with such balances representing 43.3% and 43.7% of total assets, respectively. As noted earlier, the severe economic challenges currently facing our regional and national economy present significant headwinds that adversely impact the Company's ability to achieve this first strategic goal solely through traditional, "organic" loan growth. The Company's acquisition of Central Jersey Bank, a community-based commercial bank, significantly expanded its existing loan portfolio while providing additional resources to further expand and diversify that portfolio in the future. The Company expects to continue expanding and diversifying its loan acquisition resources and strategies in an effort to counterbalance the adverse effects of current economic conditions while supporting its longer-term strategic goals.

- **Increasing the origination of commercial loans, including commercial mortgages and commercial business loans, with an emphasis on multi-family and nonresidential mortgage loans as well as secured and unsecured commercial business loans;**

  The Company's acquisition of Central Jersey significantly increased both the balance of commercial loans and the percentage that such loans represent in relation to total assets. As noted above, commercial loans, including commercial mortgages and commercial business loans, grew by $271.3 million to $488.7 million or 16.8% of total assets at June 30, 2011 from $217.4 million or 9.3% of total assets at June 30, 2010. In addition to the commercial lending resources acquired through the Central Jersey acquisition, the Company continues to actively seek additional lenders to augment its commercial loan staff with the goal of continuing the trend of commercial loan growth during fiscal 2012.

- **Maintaining high asset quality;**

  The Company continues to maintain a strong level of asset quality to complement the execution of the loan-related strategies noted above. At June 30, 2011, nonperforming assets, including accruing loans over 90 days past due, nonaccrual loans and repossessed assets, totaled $42.5 million or 1.46% of total assets. By comparison, the Company's nonperforming assets totaled $21.7 million or 0.93% of total assets as of June 30, 2010.

  The balance of nonperforming assets at June 30, 2011 included $35.0 million of nonperforming loans and $7.5 million of real estate owned. The balance of nonperforming loans is disproportionately attributable to loans and participations acquired from external sources. For example, $16.6 million or 47.4% of nonperforming loans represent loans originally purchased from Countrywide which are now serviced by Bank of America while $1.6 million or 4.5% of nonperforming loans represent participations originally acquired through TICIC. An additional $9.4 million or 26.9% of nonperforming loans represent loans acquired from Central Jersey while the remaining $7.4 million or 21.1% of nonperforming loans comprise internally originated loans that are nonperforming at June 30, 2011.

  The loan-related strategies noted above generally emphasize growth of internally originated and underwritten loans. Based upon the information above, such loans have historically demonstrated a level of resiliency against credit deterioration that has compared favorably to the Company's externally originated loan portfolios as well as the loan portfolios of its peers.

  Based upon information published by federal banking regulators in the Uniform Thrift Performance Report ("UTPR") for the quarter ended June 30, 2011, the median nonperforming asset ratio for thrift institutions in the northeast region with total assets ranging from $1 billion to $5 billion was 1.88%. The comparable ratio for the Bank, which deducts the applicable specific valuation allowances against the balance of nonperforming assets, was 1.25% as of that same date indicating that the Bank's level of nonperforming assets, irrespective of origination source, remains less than that of its peers.

- **Building the Company's core banking business through internal growth and de novo branching;**

  During fiscal 2011, much of the Company's strategic efforts regarding its retail branches were focused on successfully integrating the 13 full service branches acquired from Central Jersey into its branch infrastructure while continuing to maintain the separate identity of those branches as "Central Jersey Bank, a division of Kearny Federal Savings Bank". Having successfully completed the system conversions and integration in June 2011, the Company expects to open the 14th Central Jersey branch location in the first quarter of fiscal 2012. Upon completion, the Bank will have a total of 41 branches; 27 branches operating under the name of Kearny Federal Savings Bank with an additional 14 branches operating under the CJB Division brand. The Company will continue to carefully search out and evaluate additional de novo branching opportunities on a selective basis.

  Through the combined effects of organic growth and growth through acquisition, the Bank's deposits increased by a total of $525.8 million or 32.4% for the year ended June 30, 2011. Of that growth, $353.5 million or 67.2% was attributed to non-maturity deposits, including $89.4 million of growth in noninterest-bearing deposits. The remaining $172.3 million or 32.8% was attributable to growth in certificates of deposit.

- **Actively seeking out franchise expansion opportunities such as the acquisition of other financial institutions or branches;**

  As a complement to the growth strategies noted above, the Company actively seeks out opportunities to deploy capital, diversify its balance sheet mix and enhance earnings through mergers and acquisitions with other institutions. Having completed the acquisition of Central Jersey Bancorp during fiscal 2011, the Company will continue to selectively seek out and evaluate opportunities to achieve its strategic goals through the acquisition of other financial institutions or branches. The Company expects to place the greatest emphasis on opportunities to expand within existing markets served or to enter new markets that are generally contiguous to those already served.

- **Develop and promote consumer and business-oriented products and services designed to emphasize growth in core deposits and multiple account relationships.**

  Notwithstanding the opportunities presented by de novo branching as discussed above, the Company expects to place greater strategic emphasis on leveraging the opportunities to grow market share and expand the depth and breadth of customer relationships within the existing branch system. Having procured the resources and expertise during fiscal 2011, the Company intends to develop and deploy strategies to promote the "relationship banking" business model characterizing the Central Jersey branches throughout its branch network with an emphasis on expanding business customer relationships.

## Critical Accounting Policies

Our accounting policies are integral to understanding the results reported. We describe them in detail in Note 1 to the Company's consolidated financial statements beginning on Page F-10 of this document. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended.

Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the evaluation of securities impairment and the impairment testing of goodwill.

***Allowance for Loan Losses.*** The allowance for loan losses is a valuation account that reflects the Company's estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the Company's loan review system. The Company charges losses on loans against the allowance as such losses are actually incurred. Recoveries on loans previously charged-off are added back to the allowance.

As described in greater detail in the notes to consolidated financial statements, the Company's allowance for loan loss calculation methodology utilizes a "two-tier" loss measurement process that is performed quarterly. Through the first tier of the process, the Company first identifies the loans that must be reviewed individually for impairment. Such loans generally include the Company's larger and/or more complex loans including commercial mortgage loans, as well as its one-to-four family mortgage loans, home equity loans and home equity lines of credit. A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management measures the amount of the estimated impairment associated with that loan which is generally defined as the amount by which the carrying value of a loan exceeds its fair value. The Company establishes specific valuation allowances for loan impairments in the fiscal period during which they are identified.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise individually reviewed for impairment. Such loans generally comprise large groups of smaller-balance homogeneous loans as well as the remaining non-impaired loans of those types noted above that were not individually reviewed for impairment.

Valuation allowances established in accordance with the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company's loan portfolio. To calculate its historical loss factors, the Company's allowance for loan loss methodology generally utilizes a 24 month moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. The outstanding principal balance of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company's historical loss experience.

Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in delinquencies and non-accrual loans; the effects of changes in credit policy; the experience, ability and depth of the lending function's management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. The outstanding principal balance of each loan segment is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

The sum of the probable and estimable loan losses calculated in accordance with loss measurement processes, as described above, represents the total targeted balance for the Company's allowance for loan losses at the end of a fiscal period. A more detailed discussion of the Company's allowance for loan loss calculation methodology is presented in Note 1 of the Company's consolidated financial statements.

***Impairment Testing of Goodwill.*** We record goodwill, representing the excess of amounts paid over the fair value of net assets of the institutions acquired in purchase transactions, at its fair value at the date of acquisition. Through June 30, 2002, we amortized goodwill using the straight-line method over 15 years. Effective July 1, 2002, we adopted the FASB's revised account guidance applicable to the accounting and impairment testing of goodwill. Goodwill is tested and deemed impaired when the carrying value of goodwill exceeds its implied fair value. Goodwill was most recently tested as of June 2, 2011, at which time no impairment was indicated. At June 30, 2011, we reported goodwill of $108.6 million. The value of the goodwill can change in the future. We expect the value of the goodwill to decrease if there is a significant decrease in the franchise value of the Bank. If an impairment loss is determined in the future, we will reflect the loss as an expense for the period in which the impairment is determined, leading to a reduction of our net income for that period by the amount of the impairment loss.

***Other-than-Temporary Impairment of Securities.*** If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are "temporary" or "other-than-temporary" in accordance with applicable accounting guidance.

The Company accounts for temporary impairments based upon their classification as either available for sale, held to maturity or managed within a trading portfolio. Temporary impairments on "available for sale" securities are recognized, on a tax-effected basis, through accumulated other comprehensive income with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, the Company does not adjust the carrying value of "held to maturity" securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is generally disclosed in periodic financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, the Company maintained no securities in trading portfolios at or during the periods presented in these financial statements.

The Company accounts for OTTI based upon several considerations. First, OTTI on securities that the Company has decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of their fair value to a level equal to or exceeding their amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of the securities' sale is applicable, then the OTTI is bifurcated into credit-related and noncredit-related components. A credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related, OTTI in earnings. However, noncredit-related, other-than-temporary impairments on debt securities are recognized in accumulated other comprehensive income.

**Comparison of Financial Condition at June 30, 2011 and June 30, 2010**

***General.*** Total assets increased $564.3 million to $2.90 billion at June 30, 2011 from $2.34 billion at June 30, 2010. The increase in total assets was primarily attributable to the acquisition of Central Jersey and was reflected across most asset categories including, but not limited to, cash and cash equivalents, loans receivable, mortgage-backed securities, premises and equipment, goodwill, bank owned life insurance and other assets. Partially offsetting the growth in total assets was a decline in the balance of non-mortgage-backed securities. The overall increase in total assets was complemented by growth in deposits and borrowings and, to a lesser extent, increases in other liabilities and stockholders' equity that were partially offset by a decline in the balance to deferred income taxes.

***Cash and Cash Equivalents.*** Cash and cash equivalents, which consist of interest-earning and noninterest-earning deposits in other banks, increased $41.2 million to $222.6 million at June 30, 2011 from $181.4 million at June 30, 2010. The net increase in short term, liquid assets was attributable, in part, to incoming cash flows arising from repayments and sales of loans and securities coupled with that arising from net deposit growth and the $57.7 million of cash and cash equivalents acquired from Central Jersey. These cash inflows outpaced their redeployment into new loan originations, security purchases and the consideration paid to acquire Central Jersey.

In accordance with the overall goals of its strategic business plan, the Company may, at times, defer the reinvestment of excess liquidity into the investment portfolio in favor of retaining comparatively higher average balances of short term, liquid assets as a funding source for future loan originations. Toward that end, the Bank's pipeline of "in process" loans has generally increased compared to one year earlier due largely to the acquisition of Central Jersey and the continued expansion of the Bank's commercial loan origination staff separate from that acquisition.

Management will continue to monitor the opportunity cost to near term earnings resulting from the accumulation of short term, liquid assets in relation to the expected need for such liquidity to fund the Company's strategic initiatives including the expected increase in loan origination volume resulting from the ongoing operation of the CJB Division. The Company may continue to redeploy a portion of its liquidity into higher yielding investments based upon the timing and relative success of those initiatives.

***Securities Available for Sale.*** Non-mortgage-backed securities classified as available for sale increased by $15.2 million to $44.7 million at June 30, 2011 from $29.5 million at June 30, 2010. The net increase in the portfolio reflected increases in municipal obligations and U.S. agency debentures that were primarily attributable to the Central Jersey acquisition. These increases were partially offset by the repayment of maturing municipal securities coupled with the sale of an additional portion of municipal obligations during the fourth quarter of fiscal 2011. At June 30, 2011, the available for sale non-mortgage-backed securities portfolio consisted of $6.6 million of SBA pass-through certificates, $30.6 million of municipal obligations and $7.4 million of single issuer trust preferred securities with amortized costs of $6.7 million, $30.6 million and $8.9 million, respectively. The net unrealized loss for this portfolio remained stable at $1.5 million at June 30, 2011 and June 30, 2010. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio at June 30, 2011.

Additional information regarding available for sale securities at June 30, 2011 is presented in Note 5 and Note 7 of the consolidated financial statements. Additional information regarding the securities acquired from Central Jersey during fiscal 2011 is presented in Note 2 of those statements.

***Securities Held to Maturity.*** Non-mortgage-backed securities classified as held to maturity decreased by $148.5 million to $106.5 million at June 30, 2011 from $255.0 million at June 30, 2010. The net decline in the balance of the portfolio primarily reflected the repayment of U.S. agency debentures called by the issuer prior to their maturities that outpaced the combined balances of securities purchased and those acquired from Central Jersey during fiscal 2011. At June 30, 2011, the held to maturity non-mortgage-backed securities portfolio included $103.5 million of U.S. agency debentures. Of those debentures, $48.5 million mature within one to five years while those maturing in five to ten years and greater than ten years total $20.0 million and $35.0 million, respectively. Non-mortgage backed securities held to maturity at June 30, 2011 also included $3.0 million of short term municipal obligations that mature within one year. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio at June 30, 2011.

Additional information regarding held to maturity securities at June 30, 2011 is presented in Note 6 and Note 7 to consolidated financial statements. Additional information regarding the securities acquired from Central Jersey during fiscal 2011 is presented in Note 2 of those statements.

***Loans Receivable.*** Loans receivable, net of unamortized premiums, deferred costs and the allowance for loan losses, increased $251.4 million to $1.26 billion at June 30, 2011 from $1.01 billion at June 30, 2010. The increase in net loans receivable was primarily attributable to the Central Jersey acquisition with the loan growth from that acquisition partially offset by loan repayments that outpaced new loan originations during fiscal 2011.

Residential mortgage loans, in aggregate, decreased by $21.5 million to $755.3 million at June 30, 2011 from $776.8 million at June 30, 2010. The components of the aggregate decrease included a net reduction in the balance of one-to-four family first mortgage loans of $52.9 million to $610.9 million at June 30, 2011 partially offset by net increases in the balance of home equity loans and home equity lines of credit of $9.8 million and $21.6 million, respectively, whose ending balances at June 30, 2011 were $111.5 million and $32.9 million, respectively. The reduction in the balance of residential mortgage loans reflects management's continued adherence to its disciplined pricing policy coupled with the effects of diminished loan demand in the marketplace arising from challenging economic conditions and declining real estate values which have adversely impacted residential real estate purchase and refinancing activity. In total, residential mortgage loan origination volume for the year ended June 30, 2011 was $76.7 million while aggregate originations of home equity loans and home equity lines of credit for fiscal 2011 totaled $20.5 million.

Commercial loans, in aggregate, increased by $271.3 million to $488.7 million at June 30, 2011 from $217.4 million at June 30, 2010. The components of the aggregate increase included growth in commercial mortgage loans and commercial business loans of $180.7 million and $90.6 million, respectively. The ending balances of commercial mortgage loans and commercial business loans at June 30, 2011 were $383.7 million and $105.0 million, respectively. The overall growth in commercial loans reflects the Company's long-term expanded strategic emphasis in commercial lending which was evidenced through its acquisition of Central Jersey. In addition to the commercial loans acquired from Central Jersey, commercial loan origination volume for fiscal 2011 totaled $51.8 million comprising $40.3 million and $11.5 million of commercial mortgage and commercial business loans originations, respectively.

The outstanding balance of construction loans, net of loans-in-process, increased by $6.9 million to $21.6 million at June 30, 2011 from $14.7 million at June 30, 2010. The net increase in construction loans reflected the outstanding loans balances acquired from Central Jersey coupled with additional disbursements less repayments on such loans. Construction loan disbursements for the year ended June 30, 2011 totaled $3.0 million.

Finally, other loans, primarily comprising account loans, deposit account overdraft lines of credit and other consumer loans, decreased $469,000 to $3.8 million at June 30, 2011 from $4.2 million at June 30, 2011. Other loan originations for the year ended June 30, 2011 totaled approximately $1.6 million.

The balance of the allowance for loan losses increased by $3.2 million to $11.8 million or 0.93% of total loans at June 30, 2011 from $8.6 million or 0.84% of total loans at June 30, 2010. The balance of the allowance for loan losses included $6.4 million of valuation allowances attributable to specifically identified impairments on individually evaluated loans while the remaining $5.4 million represented general valuation allowances attributable to estimates losses on loans evaluated collectively for impairment.

For the year ended June 30, 2011, nonperforming loans increased $13.4 million to $35.0 million or 2.76% of total loans from $21.6 million or 2.13% of total loans as of June 30, 2010. At June 30, 2011, nonperforming loans included 50 residential first mortgage loans totaling $19.0 million of which 32 loans totaling $14.9 million were reported as 90 days or more past due and still accruing and 18 loans totaling $4.1 million were reported as nonaccrual. All 32 residential first mortgage loans reported as 90 days or more past due and still accruing at June 30, 2011 were originally purchased from Countrywide and continue to be serviced by their acquirer, Bank of America through its subsidiary, BAC Home Loans Servicing, LP. In accordance with our agreement, the servicer advances scheduled principal and interest payments to the Bank when such payments are not made by the borrower. The timely receipt of principal and interest from the servicer ensures the continued accrual status of the Bank's loan. However, the delinquency status reported for these nonperforming loans reflects the borrower's actual delinquency irrespective of the Bank's receipt of advances which will be recouped by the servicer from the Bank in the event the borrower does not reinstate the loan. An additional five Countrywide loans totaling $1.7 million were reported as nonaccrual residential first mortgage loans at June 30, 2011.

In total, the 37 nonperforming Countrywide loans totaled $16.6 million or 47.4% of total nonperforming loans at June 30, 2011. Based upon updated collateral valuations, the Bank has established specific valuation allowances totaling $4.0 million for the identified impairment attributable to the Countrywide loans at June 30, 2011. As of that same date, the Bank owned a total of 143 residential mortgage loans with an aggregate outstanding balance of $67.9 million that were originally acquired from Countrywide. Of these loans, an additional four loans totaling $2.1 million are 30-89 days past due and are in various stages of collection.

The remaining $2.4 million of nonperforming residential first mortgage loans represent a total of 13 originated mortgage loans on nonaccrual status against which the Bank has established specific valuation allowances totaling $55,000 for the identified impairment attributable to two of these loans.

Nonperforming loans at June 30, 2011 included a total of six home equity loans totaling $204,000 and one home equity line of credit totaling $93,000. No impairment has been identified on these seven nonaccrual loans as of June 30, 2011.

A total of five nonaccrual construction loans with an aggregate outstanding balance of $1.7 million were reported as nonperforming at June 30, 2011. The Bank has established a specific valuation allowance totaling $105,000 for the identified impairment attributable to one of these loans.

Nonperforming commercial mortgage loans at June 30, 2011 comprised 20 nonaccrual loans with aggregate outstanding balances totaling $7.4 million. The Bank has established a specific valuation allowances totaling $1.5 million for the identified impairment attributable to four of these loans, each of which were acquired as participations through the TICIC, a subsidiary of the New Jersey Bankers Association.

Commercial business loans reported as nonperforming at June 30, 2011 included 25 loans totaling $6.6 million including two loans totaling $1.7 million reported as 90 days or more past due and still accruing with the remaining 23 loans totaling $4.9 million reported as nonaccrual. Impairment totaling $692,000 was identified relating to ten of the nonaccrual loans requiring the Bank to establish specific valuation allowances in that amount as of June 30, 2011.

Finally, nonperforming loans at June 30, 2011 included seven nonaccrual consumer loans totaling $22,000.

Additional information regarding the loans acquired from Central Jersey is presented in Note 2 of the consolidated financial statements. Additional information regarding loan quality and allowance for loan losses is presented in Note 9 of the consolidated financial statements.

***Mortgage-backed Securities Available for Sale.*** Mortgage-backed securities available for sale, all of which are agency pass-through securities, increased $356.8 million to $1.1 billion at June 30, 2011 from $703.5 million at June 30, 2010. The net increase reflected the balance of the applicable securities acquired from Central Jersey plus additional purchases of fixed rate, agency mortgage-backed securities. These increases were partially offset by cash repayment of principal net of discount accretion and premium amortization and a decrease in the unrealized gain on such securities. The purchases of the mortgage-backed securities during the year ended June 30, 2011 were predominantly comprised of fixed-rate, amortizing securities with maturities of 10 and 15 years with such purchases by $20.1 million of 30 year, fixed-rate amortizing securities eligible to meet the Community Reinvestment Act investment test during the reporting period. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio at June 30, 2011.

Additional information regarding available for sale securities at June 30, 2011 is presented in Note 5 and Note 7 of the consolidated financial statements. Additional information regarding the securities acquired from Central Jersey during fiscal 2011 is presented in Note 2 of those statements.

***Mortgage-backed Securities Held to Maturity.*** Mortgage-backed securities held to maturity, including agency pass-through securities as well as agency and non-agency collateralized mortgage obligations, decreased $355,000 to $1.3 million at June 30, 2011 from $1.7 million at June 30, 2010. The decrease reflected, in part, the sale of non-investment grade, non-agency collateralized mortgage obligations with a total book value of $62,000 during the third quarter of fiscal 2011. The remaining decrease was primarily attributable to cash repayment of principal net of discount accretion and premium amortization. At June 30, 2011, the Company's remaining portfolio of non-agency CMOs totaled 12 securities with an aggregate outstanding balance of approximately $203,000 and were rated as investment grade by one or more rating agencies as of that date. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio at June 30, 2011.

Additional information regarding held to maturity securities at June 30, 2011 is presented in Note 6 and Note 7 of the consolidated financial statements. Additional information regarding the securities acquired from Central Jersey during fiscal 2011 is presented in Note 2 of those statements.

***Other Assets.*** The balance of a number of other assets increased from June 30, 2010 to June 30, 2011 as a result of the Central Jersey acquisition. Most significantly, the balance of goodwill increased $26.3 million representing the amount by which consideration paid by the Company to acquire Central Jersey exceeded the fair value of assets received less that of liabilities assumed. Additionally, premises and equipment increased $4.6 million due largely to the land, buildings, leasehold improvements and equipment acquired from Central Jersey while the increase of $4.6 million in the cash surrender value of bank owned life insurance was partly attributable to the addition of the Central Jersey policies acquired. A number of less noteworthy increases were also recognized within other assets.

In addition to those changes attributable to the Central Jersey acquisition, the change in the balance of other assets also reflected an increase of $7.4 million in real estate owned resulting from the addition of properties acquired through foreclosure or deeds accepted in lieu thereof. At June 30, 2011, the balance of real estate owned totaled $7.5 million comprising eight properties that are either listed for sale or are in various stages of preparation to be sold.

Additional information regarding goodwill and other assets acquired from Central Jersey during fiscal 2011 is presented in Note 2 of the consolidated financial statements.

***Deposits.*** Deposits increased $525.8 million to $2.15 billion at June 30, 2011 from $1.62 billion at June 30, 2010. The most significant contributors to that growth were the deposits acquired through the acquisition of the 13 Central Jersey branches. However, additional deposit growth was also recognized within the Company's existing network of 27 branches. For the year ended June 30, 2011, interest-bearing demand deposits increased $196.6 million to $452.7 million, savings deposits increased $67.5 million to $401.6 million, certificates of deposit increased $172.3 million to $1.15 billion and non-interest-bearing demand deposits increased $89.4 million to $143.1 million. Excluding the growth resulting from the deposits acquired from Central Jersey, the remaining increase in deposits continued to reflect consumer demand for the safety of FDIC-insured accounts in lieu of non-insured investment alternatives. The growth in deposits also reflected the Bank's promotion of its "High Yield Checking" product described earlier.

As discussed in greater detail below under Item 7A. Quantitative and Qualitative Disclosures About Market Risk, depositors have generally been lengthening the maturities of their time deposits, particularly by transferring maturing certificates of deposit to accounts with new maturities of greater than 12 months to improve yield.

Additional information regarding deposits acquired from Central Jersey during fiscal 2011 is presented in Note 2 of the consolidated financial statements.

***Borrowings.*** The balance of borrowings increased $37.6 million to $247.6 million at June 30, 2011 from $210.0 million at June 30, 2010. The increase was primarily attributable to the acquisition of customer sweep account relationships from Central Jersey during fiscal 2011. Sweep accounts are short term borrowings representing funds that are withdrawn from a customer's noninterest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities owned by the Bank. The balance of sweep accounts totaled $36.2 million at June 30, 2011. The Bank had no sweep account borrowings at June 30, 2010.

The change in borrowings also reflected a net increase in FHLB advances of $1.5 million resulting from the assumption of the outstanding FHLB advances originally drawn by Central Jersey that was substantially offset by the repayment of $10.0 million of maturing advances during fiscal 2011.

Additional information regarding borrowings acquired from Central Jersey during fiscal 2011 is presented in Note 2 of the consolidated financial statements.

***Stockholders' Equity.*** During fiscal 2011, stockholders' equity increased $2.0 million to $487.9 million at June 30, 2011 from $485.9 million at June 30, 2010. As noted earlier, the increase in stockholders' equity reflected the increase in retained earnings resulting from the Company's net income of $7.9 million for fiscal 2011, net of $3.2 million in dividends paid to shareholders. The increase in stockholders' equity also reflected increases in paid-in-capital and reductions of unearned ESOP shares relating to the offsets of benefit plan expenses during the year. Partially offsetting these additions to capital was an increase in Treasury stock of $4.5 million reflecting the Company's repurchase of 493,200 of its common shares during fiscal 2011. The change in stockholders' equity also reflected a decline in other comprehensive income totaling $1.3 million arising from mark-to-market adjustments to the available for sale securities portfolios and benefit plan adjustments.

## Comparison of Operating Results for the Years Ended June 30, 2011 and June 30, 2010

***General.*** Net income for the year ended June 30, 2011 was $7.9 million or $0.12 per diluted shares; an increase of $1.1 million compared to $6.8 million, or $0.10 per diluted share for the year ended June 30, 2010. The increase in net income between fiscal years resulted primarily from increases in net interest income and non-interest income coupled with a decrease in income tax expense that were partially offset by increases in the provision for loan losses and non-interest expense.

***Net Interest Income.*** Net interest income for the year ended June 30, 2011 was $68.2 million; an increase of $11.4 million from $56.8 million for the year ended June 30, 2010. The increase in net interest income between the comparative periods resulted from an increase in interest income coupled with a concurrent decrease in interest expense. The increase in interest income during fiscal 2011 was generally attributable to an increase in the average balance of interest-earning assets that was partially offset by a decline in their average yield. In contrast, the decline in interest expense generally reflected a reduction in the average cost of interest-bearing liabilities that was partially offset by an increase in their average balance. In general, the increases in the average balances of interest-earning assets and interest-bearing liabilities were largely attributable to the acquisition of Central Jersey which closed during the second quarter of fiscal 2011 while the declines in their respective average yields and costs continued to reflect the effects of historically low interest rates that were prevalent in the marketplace throughout fiscal 2011.

As a result of these factors, the Company's net interest rate spread increased 11 basis points to 2.56% for the year ended June 30, 2011 from 2.45% for the year ended June 30, 2010. The increase in the net interest rate spread reflected a decrease in the cost of interest bearing liabilities of 64 basis points to 1.55% from 2.19% which was partially offset by a decrease in the yield on earning assets of 53 basis points to 4.11% from 4.64% for the same comparative periods. A discussion of the factors contributing to the overall change in yield on earning assets and cost of interest-bearing liabilities is presented in the separate discussion and analysis of interest income and interest expense below.

The factors resulting in the increase in net interest income and net interest rate spread also positively affected the Company's net interest margin. However, other factors adversely affecting net interest margin more than offset those beneficial effects including, but not limited to, the additions to goodwill and treasury stock during fiscal 2011 through which earning assets were utilized to fund noninterest-earning assets. As a result, the ratio of average interest-earning assets to average interest-bearing liabilities declined to 1.17x for fiscal 2011 from 1.21x for fiscal 2010. In total, the Company reported a three basis point decline in net interest margin to 2.80% for the year ended June 30, 2011 from 2.83% for the year ended June 30, 2010.

***Interest Income.*** Total interest income increased $7.3 million to $100.4 million for the year ended June 30, 2011 from $93.1 million for the year ended June 30, 2010. As noted above, the increase in interest income reflected an increase in the average balance of interest-earning assets that was partially offset by a decline in their average yield. The average balance of interest-earning assets increased $433.2 million to $2.44 billion for the year ended June 30, 2011 from $2.01 billion for the year ended June 30, 2010. For those same comparative periods, the average yield on interest-earning assets declined 53 basis points to 4.11% from 4.64%.

Interest income from loans increased $5.4 million to $63.6 million for the year ended June 30, 2011 from $58.1 million for the year ended June 30, 2010. The increase in interest income on loans was primarily attributable to a $142.3 million increase in their average balance to $1.17 billion for the year ended June 30, 2011 from $1.03 billion for the year ended June 30, 2010. The increase in the average balance of loans was primarily attributable to the loans acquired from Central Jersey.

The effect on interest income on loans attributable to the higher average balance was partially offset by a decline in their average yield. For those same comparative periods, the average yield on loans declined 22 basis points to 5.42% from 5.64%. The reduction in the overall yield on the Company's loan portfolio generally reflects the effect of lower market interest rates which provides a "rate reduction" refinancing incentive to borrowers while also contributing to the downward re-pricing of adjustable rate loans. However, because the Company's commercial loans generally comprise comparatively higher yielding multi-family mortgages, nonresidential mortgage loans and business loans, the continued reallocation within the loan portfolio from residential mortgages into commercial loans diminished the adverse impact of lower market interest rates on the overall yield of the loan portfolio between the comparative periods.

Interest income from mortgage-backed securities decreased $478,000 to $30.0 million for the year ended June 30, 2011 from $30.5 million for the year ended June 30, 2010. The decrease in interest income reflected a decline in the average yield on mortgage-backed securities that was partially offset by an increase in their average balance. The average yield on mortgage-backed securities declined 98 basis points to 3.51% for the year ended June 30, 2011 from 4.49% for the year ended June 30, 2010 while the average balance of the securities increased $175.9 million to $853.4 million from $677.5 million for those same comparative periods.

The reduction in the overall yield of the mortgage-backed securities portfolio is attributable to many of the same factors affecting the yield on the Company's loan portfolio. That is, lower market interest rates have continued to provide a "rate reduction" refinancing incentive to mortgagors resulting in the pay off of comparatively higher rate mortgage loans underlying the Company's mortgage-backed securities. Simultaneously, lower market interest rates have resulted in the downward re-pricing of loans underlying the Company's adjustable rate mortgage-backed securities. The increase in the average balance of mortgage-backed securities generally reflects security purchases that outpaced the principal repayments of such securities during fiscal 2011 coupled with the balance of securities acquired from Central Jersey.

Interest income from non-mortgage-backed securities increased $2.2 million to $5.9 million for the year ended June 30, 2011 from $3.7 million for the year ended June 30, 2010. The increase in interest income reflected an increase in the average balance of non-mortgage-backed securities partially offset by a decline in their average yield. The average balance of these securities increased $148.6 million to $286.0 million for the year ended June 30, 2011 from $137.5 million for the year ended June 30, 2010. For those same comparative periods, the average yield on non-mortgage-backed securities decreased by 61 basis point to 2.08% from 2.69%.

The increase in the average balance of non-mortgage backed securities comprised an increase in the average balances of both taxable and tax-exempt securities. The average balance of taxable securities increased $108.4 million to $227.7 million for the year ended June 30, 2011 from $119.3 million during the year ended June 30, 2010. For those same comparative periods, the average balance of tax-exempt securities increased $40.2 million to $58.3 million from $18.1 million. The change in the average yield on non-mortgage backed securities reflected a decrease of 42 basis points in the yield of taxable securities to 2.15% for the year ended June 30, 2011 from 2.57% during the year ended June 30, 2010 while the average yield on tax-exempt securities declined 168 basis points to 1.80% from 3.48% for those same comparative periods.

The change in the average balances and average yield of non-mortgage-backed securities reflect the combined effects of the securities acquired from Central Jersey as well as the Company's ongoing investment activities within the portfolio during fiscal 2011. In particular, the increase in the average balance and decline in average yield of tax-exempt securities reflected the portfolio of municipal obligations acquired from Central Jersey which represented a significant portion of its investment portfolio at acquisition.

Interest income from other interest-earning assets increased $81,000 to $909,000 for the year ended June 30, 2011 from $828,000 for the year ended June 30, 2010. The increase in interest income was primarily attributable to an increase in the average yield on other interest-earning assets that was partially offset by a decline in their average balance. The average yield on other interest-earning assets increased 20 basis points to 0.71% for the year ended June 30, 2011 from 0.51% for the year ended June 30, 2010. For those same comparative periods, the average balance of other interest-earning assets declined by $33.5 million to $127.9 million from $161.4 million.

The decline in the average balance of interest-earning assets reflects the comparatively lower average balance of interest-earning deposits in other banks which declined $34.1 million to $114.3 million for the year ended June 30, 2011 from $148.4 million for the year ended June 30, 2010. Because these interest-earning deposits are generally the lowest yielding asset within the category, the reduction in their average balance contributed to the increase in the overall yield on other interest-earning assets. Notwithstanding the change in allocation within the category, the increase in yield also reflected modest increases across all categories of other interest-earning assets.

***Interest Expense.*** Total interest expense decreased $4.1 million to $32.2 million for the year ended June 30, 2011 from $36.3 million for the year ended June 30, 2010. As noted earlier, the decrease in interest expense reflected a decrease in the average cost of interest-bearing liabilities which declined 64 basis points to 1.55% for the year ended June 30, 2011 from 2.19% for the year ended June 30, 2010. The decrease in the average cost was partially offset by an increase in the average balance of interest-bearing liabilities of $419.5 million to $2.08 billion from $1.66 billion for the same comparative periods.

Interest expense attributed to deposits decreased $4.2 million to $23.9 million for the year ended June 30, 2011 from $28.1 million for the year ended June 30, 2010. The decrease resulted primarily from a 64 basis point decrease in the average cost of interest-bearing deposits to 1.30% for the year ended June 30, 2011 from 1.94% for the year ended June 30, 2010. The reported decrease in the average cost was reflected across all categories of interest-bearing deposits and was primarily attributable to the overall declines in market interest rates. For the same comparative periods, the average cost of interest-bearing checking accounts decreased 26 basis points to 0.91% from 1.17%, the average cost of savings accounts decreased 45 basis points to 0.58% from 1.03% and the average cost of certificates of deposit decreased 72 basis points to 1.69% from 2.41%.

The decrease in the average cost was partially offset by a $390.3 million increase in the average balance of interest-bearing deposits to $1.84 billion for the year ended June 30, 2011 from $1.45 billion for the year ended June 30, 2010. The reported increase in the average balance was represented across all categories of interest-bearing deposits and primarily reflected the acquisition of Central Jersey. However, the increase also reflected, to a lesser extent, the Company's strategic efforts to increase its deposit base coupled with consumer demand for the safety of FDIC insurance to protect their financial assets given the recent volatility in the financial markets for uninsured investment products. For the same comparative periods, the average balance of interest-bearing checking accounts increased $179.4 million to $378.0 million from $198.6 million, the average balance of savings accounts increased $60.1 million to $375.8 million from $315.7 million, and the average balance of certificates of deposit increased $150.9 million to $1.09 billion from $935.7 million. As of June 30, 2011, approximately $788.7 million or 68.5% of certificates of deposit, with a weighted average cost of 1.31%, mature within one year. Because the Bank's offering rates for CDs maturing in one year or less are generally lower than 1.31% at June 30,

2011, the majority of these certificates may re-price downward to the extent they are reinvested with the Bank at maturity into accounts with similar terms.

Interest expense attributed to borrowings increased $71,000 to $8.3 million for the year ended June 30, 2011 from $8.2 million for the year ended June 30, 2010. The increase in interest expense was attributable to an increase in the average balance of borrowings that was partially offset by a decline in their average cost. The average balance of borrowings increased $29.2 million to $239.2 million for the year ended June 30, 2011 from $210.0 million for the year ended June 30, 2010 while the average cost of borrowings declined 45 basis points to 3.47% from 3.92% for those same comparative periods. The increase in the average balance and decline in the average cost of borrowings were primarily attributable to the acquisition of overnight borrowings in the form of customer sweep accounts from Central Jersey. The average balance customer sweep accounts for the year ended June 30, 2011 totaled $22.1 million which bore an average cost of 0.93% during fiscal 2011.

The remaining change in the average balance and average cost of borrowings was attributable to FHLB advances whose average balance increased by $7.1 million to $217.1 million for the year ended June 30, 2011 from $210.0 million for the year ended June 30, 2011. For those same comparative periods, the average cost of FHLB advances declined 19 basis points to 3.73% from 3.92%. The change in the average balance and average cost of FHLB advances reflected the repayment of $10.0 million of maturing advances at an average cost of 5.40% coupled with the assumption of lower cost FHLB advances acquired from Central Jersey.

***Provision for Loan Losses.*** The provision for loan losses increased $2.0 million to $4.6 million for the year ended June 30, 2011 from $2.6 million for the year ended June 30, 2010. The net increase in the provision reflected the combined effects of recognizing additional specific valuation allowances on impaired loans as well as increases in the level of general valuation allowances resulting from increases to environmental and historical loss factors utilized by the Company's allowance for loan loss calculation methodology relating to loans evaluated collectively for impairment.

Additional information regarding the allowance for loan losses and the associated provisions recognized during fiscal 2011 is presented in Note 9 of the consolidated financial statements.

***Non-Interest Income.*** Total non-interest income increased $2.1 million to $4.8 million for the year ended June 30, 2011 from $2.7 million for the year ended June 30, 2010. The increase largely resulted from the recognition of additional income arising from the acquisition of Central Jersey and the ongoing operation of the CJB Division. Fees and charges, including those relating to electronic banking services, increased by $923,000 to $2.8 million for the year ended June 30, 2011 from $1.8 million for the year ended June 30, 2010. Such increases generally reflected the additional accounts and transaction activity originating from the CJB Division while the change in electronic banking fees also reflected the increased electronic transaction activity relating to the Bank's "High Yield Checking" product described earlier.

For those same comparative periods, income from bank owned life insurance increased by $142,000 to $708,000 from $566,000 reflecting the additional income arising from the increases in the cash surrender value of the policies acquired from Central Jersey during fiscal 2011.

Non-interest income during fiscal 2011 also reflected gains on the sale of loans totaling $539,000 for which no such gains were recognized during fiscal 2010. The loan sale activity resulting in the gains recognized during fiscal 2011 primarily arose from the sale of SBA loans originated by the CJB Division.

In addition to those factors noted above, the change in non-interest income also reflected an increase of $240,000 in the net gain on sale of investment securities to $749,000 for the year ended June 30, 2011 compared to $509,000 for the year ended June 30, 2010. The investment security sale gains recognized during fiscal 2011 were primarily attributable to the sale of municipal obligations through which the Company recognized $777,000 of sale gains. The sale of these securities reduced the Company's potential exposure to credit risk arising from the challenging financial conditions facing municipalities as a result of the currently adverse economic environment.

The net gain on sale of investment securities recognized during fiscal 2011 also reflected a $28,000 loss on sale of non-agency CMOs whose credit rating fell below investment grade during fiscal 2011. The CMOs sold were originally acquired as investment grade securities upon the in-kind redemption of the Bank's interest in the AMF Fund during fiscal 2009.

***Non-Interest Expenses.*** Non-interest expense increased $11.1 million to $56.2 million for the year ended June 30, 2011 from $45.1 million for the fiscal year ended June 30, 2010. As noted earlier, the increase in non-interest expense was attributable, in part, to the comparatively higher level of non-recurring, merger-related expenses relating to the Central Jersey acquisition. However, the increase in noninterest expense during fiscal 2011 was also attributable to the additional costs associated with the ongoing operation of the CJB Division that were reflected as increases in most other categories of non-interest expense compared to those reported for fiscal 2010.

Employee compensation-related expenses increased by approximately $4.2 million to $31.1 million for the year ended June 30, 2011 from $26.9 million for the year ended June 30, 2010. Such increases largely reflected the additional level of staffing resulting from the acquisition of Central Jersey. However, the increase also reflected the increase in compensation-related costs attributable to annual increases in wages and salaries of existing staff and overall increases to benefits costs including employee health care benefits and pension costs. Offsetting these increases in compensation-related costs was a decline in stock benefit plan expenses resulting from the completed vesting of restricted stock and stock option benefits granted in prior years. A small number of restricted stock and stock option benefits were granted during fiscal 2011 which will continue to be expensed over their five year vesting period.

Premises occupancy-related expenses increased $1.4 million to $5.5 million for the year ended June 30, 2011 from $4.2 million for the year ended June 30, 2010 largely reflecting the increases in expenses relating to the branch and administrative facilities acquired from Central Jersey. The Company recognized increases across most categories of occupancy expenses including rent expense, repairs and maintenance, property taxes, utilities and depreciation expenses. Due largely to those same factors, equipment and systems expenses increased $1.6 million to $6.1 million from $4.4 million for those same comparative periods. A portion of the increase in equipment and systems expenses during fiscal 2011 was attributable to the conversion and integration of Central Jersey's core processing and related systems.

Federal deposit insurance premium expense increased $1.0 million to $2.3 million for the year ended June 30, 2011 from $1.3 million for the year ended June 30, 2010. The increase was primarily attributable to growth in the balance of insurable deposits arising from the Central Jersey acquisition as well as the "organic" growth within the Bank's existing deposit base. The increase in expense attributable to this growth was partially offset by a reduction in deposit insurance assessment rate resulting from changes to the FDIC's calculation methodology that went into effect during the last quarter of fiscal 2011.

Director compensation expense declined $1.1 million to $1.2 million for the year ended June 30, 2011 from $2.2 million for the year ended June 30, 2010. The decline in the expense was largely attributable to a decline in stock benefit plan expenses resulting from the completed vesting of restricted stock and stock option benefits granted in prior years.

Merger-related expenses increased by $3.1 million to $3.5 million for the year ended June 30, 2011 from $373,000 for the year ended June 30, 2010 reflecting the recognition of the costs related to the acquisition of Central Jersey in each of the respective years.

Finally, miscellaneous expenses increased $782,000 to $5.5 million for the year ended June 30, 2011 from $4.8 million for the year ended June 30, 2010. The aggregate increase in expense within the category was reflected across numerous line items including, but not limited to, legal, accounting and consulting, printing and office supplies, telephone, postage and insurance expenses as well as an increase attributable to the amortization of core deposit intangibles. The increase in these expenses primarily reflect the combination effects of the ongoing operation of the CJB Division coupled with certain nonrecurring charges related to the conversion and integration of Central Jersey's core processing and related systems.

***Provision for Income Taxes.*** The provision for income taxes decreased $677,000 to $4.3 million for the year ended June 30, 2011 from $5.0 million during the year ended June 30, 2010. The decrease in income taxes between the comparative periods was attributable, in part, to an increase in the recognition of tax-favored income that more than offset the comparative increase in pre-tax income between comparative periods. The Company's effective tax rates during the years ended June 30, 2011 and June 30, 2010 were 35.3% and 42.1%, respectively.

**Comparison of Operating Results for the Years Ended June 30, 2010 and June 30, 2009**

***General.*** Net income for the year ended June 30, 2010 was $6.8 million, or $0.10 per diluted share; an increase of $421,000 compared to $6.4 million, or $0.09 per diluted share for the year ended June 30, 2009. The increase in net income between fiscal years resulted primarily from increases in net interest income and non-interest income which were partly offset by increases in the provision for loan losses and non-interest expense. In total, these factors resulted in an overall increase in pre-tax income and the provision for income taxes.

***Net Interest Income.*** Net interest income for the year ended June 30, 2010 was $56.8 million, an increase of $3.1 million from $53.7 million for the year ended June 30, 2009. The increase in net interest income between the comparative periods resulted from a decrease in interest expense that outpaced the concurrent decrease in interest income. In general, the decrease in interest expense reflected a continued decline in the cost of deposits, resulting primarily from the downward re-pricing of certificates of deposit, that more than offset the increase in interest expense attributable to an increase in the average balance of interest-bearing deposits. The decrease in interest income was primarily attributable to an increase in the average balance of lower yielding cash and cash equivalents and non-mortgage-backed securities in relation to the declines in the average balance of comparatively higher yielding loans.

As a result of these factors, the Company's net interest rate spread increased 20 basis points to 2.45% for the year ended June 30, 2010 from 2.25% for the year ended June 30, 2009. The increase in the net interest rate spread reflected a decrease in the cost of interest bearing liabilities of 68 basis points to 2.19% from 2.87% which was partially offset by a decrease in the yield on earning assets of 48 basis points to 4.64% from 5.12% for the same comparative periods. A discussion of the factors contributing to the overall change in yield on earning assets and cost of interest-bearing liabilities is presented in the separate discussion and analysis of interest income and interest expense below.

The increase in net interest income and net interest rate spread was also reflected in the Company's net interest margin which increased two basis points to 2.83% for the year ended June 30, 2010 from 2.81% for the year ended June 30, 2009. The lesser improvement in net interest margin compared to the improvement in net interest spread partly reflects proportionately greater growth in the average balance of noninterest-earning assets compared with that of noninterest-bearing liabilities between the comparative periods. Specifically, the average balance of noninterest-bearing liabilities increased by $6.0 million to $74.4 million for the year ended June 30, 2010 from $68.4 million for the year ended June 30, 2009. By comparison, the average balance of noninterest-earning assets increased by $37.8 million to $207.2 million for the year ended June 30, 2010 from $169.4 million for the year ended June 30, 2009. The disparity in growth between noninterest-earning assets versus noninterest-bearing liabilities is also reflected in the Company's ratio of average interest-earning assets to average interest-bearing liabilities which decreased to 120.9% for the year ended June 30, 2010 from 124.2% for the year ended June 30, 2009.

The increase in noninterest-earning assets was attributable, in part, to an increase of $25.9 million in the average balance of noninterest-earning cash. The growth in the Company's short term, liquid assets, including noninterest-earning cash, had accumulated over several consecutive quarters due largely to retail deposit growth outpacing the Company's near-term ability to deploy such funds into high quality loans. As noted in greater detail below, a portion of such funds have been reinvested into high quality investment securities during the year ended June 30, 2010. The increase in noninterest-earning assets also reflected an aggregate increase in the average balance of the unrealized gain in available for sale investment securities, including mortgage-backed and non-mortgage-backed securities, totaling $14.0 million.

***Interest Income.*** Total interest income decreased $4.8 million to $93.1 million for the year ended June 30, 2010 from $97.9 million for the year ended June 30, 2009. As noted above, the decrease in interest income reflected a decrease in the average yield on earning assets which declined 48 basis points to 4.64% for the year ended June 30, 2010 from 5.12% for the year ended June 30, 2009. The decrease in the average yield was partially offset by an increase in the average balance of interest-earning assets which increased $96.2 million to $2.01 billion from $1.91 billion for the same comparative period.

Interest income from loans decreased $2.4 million to $58.1 million for the year ended June 30, 2010 from $60.6 million for the year ended June 30, 2009. The decrease in interest income on loans was primarily attributable to a decrease in their average balance which declined $33.7 million to $1.03 billion for the year ended June 30, 2010 from $1.06 billion for the year ended June 30, 2009.

Within the reported decline in the average balance of loans, the Company reported a $55.4 million reduction in the average balance of residential mortgage loans to $791.2 million for the year ended June 30, 2010 from $846.6 million for the year ended June 30, 2009. The Company's residential mortgages generally comprise one-to-four family first mortgage loans, home equity loans and home equity lines of credit. The decline reflected the continued diminished residential loan demand by qualified borrowers coupled with the Company's disciplined pricing for such loans in the face of aggressive pricing in the marketplace for certain loan products.

By contrast, the Company reported a net increase of $21.5 million in the average balance of commercial loans to $219.6 million from $198.1 million for those same comparative periods. The Company's commercial loans generally comprise multi-family and nonresidential mortgage loans as well as secured and unsecured business loans. The increase reflects the Company's long-term expanded strategic emphasis in commercial lending coupled with a continuing favorable pricing environment for these loans.

The overall decrease in interest income on loans also reflects a decrease in their average yields which declined five basis points to 5.64% for the year ended June 30, 2010 from 5.69% for the year ended June 30, 2009. The reduction in the overall yield on the Company's loan portfolio generally reflects the effect of lower market interest rates which provides "rate reduction" refinancing incentive to borrowers while also contributing to the downward re-pricing of adjustable rate loans. However, because the Company's commercial loans generally comprise comparatively higher yielding multi-family mortgages, nonresidential mortgage loans and business loans, the continued reallocation within the loan portfolio from residential mortgages into commercial loans diminished the adverse impact of lower market interest rates on the overall yield of the loan portfolio between the comparative periods.

Interest income from mortgage-backed securities decreased $4.5 million to $30.5 million for the year ended June 30, 2010 from $34.9 million for the year ended June 30, 2009. The decrease in interest income reflected a decrease in the average yield on mortgage-backed securities coupled with the impact of a decline in their average balance. The average yield on mortgage-backed securities declined 53 basis points to 4.49% for the year ended June 30, 2010 from 5.02% for the year ended June 30, 2009 while the average balance of the securities decreased $19.2 million to $677.5 million from $686.7 million for those same comparative periods.

The reduction in the overall yield of the mortgage-backed securities portfolio is attributable to many of the same factors affecting the yield on the Company's loan portfolio. That is, lower market interest rates have continued to provide a "rate reduction" refinancing incentive to mortgagors resulting in the pay off of comparatively higher rate mortgage loans underlying the Company's mortgage-backed securities. Simultaneously, lower market interest rates have resulted in the downward re-pricing of loans underlying the Company's adjustable rate mortgage-backed securities. The decrease in the average balance of mortgage-backed securities generally reflects security repayments and sales that have outpaced the Company's purchase of mortgage-backed securities through fiscal 2010.

Interest income from non-mortgage-backed securities increased $2.7 million to $3.7 million for the year ended June 30, 2010 from $1.0 million for the year ended June 30, 2009. The increase in interest income reflected an increase in the average balance of non-mortgage-backed securities partially offset by a decline in their average yield. The average balance of these securities increased $103.6 million to $137.5 million for the year ended June 30, 2010 from $33.9 million for the year ended June 30, 2009. For those same comparative periods, the average yield on non-mortgage-backed securities decreased by 38 basis point to 2.69% from 3.07%.

The increase in the average balance of non-mortgage backed securities was primarily attributable to a $103.6 million increase in the average balance of taxable securities to $119.3 million during the year ended June 30, 2010 from $15.7 million for the year ended June 30, 2009. For those same comparative periods, the average balance of tax-exempt securities declined nominally to $18.1 million from $18.2 million. The change in the average yield on non-mortgage backed securities reflected a decrease of 3 basis points in the yield of taxable securities to 2.57% during the year ended June 30, 2010 from 2.60% during the year ended June 30, 2009 while the average yield on tax-exempt securities declined one basis point to 3.48% from 3.49%.

Interest income from other interest-earning assets decreased $535,000 to $828,000 for the year ended June 30, 2010 from $1.4 million for the year ended June 30, 2009. The decrease in interest income was primarily attributable to a decrease in the average yield on other interest-earning assets which declined 67 basis points to 0.51% for the year ended June 30, 2010 from 1.18% for the year ended June 30, 2009. The decline in average yield was partially offset by an increase in the average balance of other interest-earning assets which increased $45.6 million to $161.4 million for the year ended June 30, 2010 from $115.8 million for the year ended June 30, 2009.

The decrease in the average yield on other interest-earning assets primarily reflects a decrease in the average yield of interest-earning deposits resulting from the decline in short term, market interest rates to historical lows. The increase in the average balance of other interest-earning assets was primarily attributable to a $45.6 million increase in the average balance of interest-earning deposits to $148.4 million for the year ended June 30, 2010 from $102.8 million for the year ended June 30, 2009. The increase in the average balance of interest-earning deposits reflects the accumulation of short term liquid assets described earlier.

***Interest Expense.*** Total interest expense decreased $7.9 million to $36.3 million for the year ended June 30, 2010 from $44.2 million for the year ended June 30, 2009. As noted earlier, the decrease in interest expense reflected a decrease in the average cost of interest-bearing liabilities which declined 68 basis points to 2.19% for the year ended June 30, 2010 from 2.87% for the year ended June 30, 2009. The decrease in the average cost was partially offset by an increase in the average balance of interest-bearing liabilities of $121.3 million to $1.66 billion from $1.54 billion for the same comparative periods.

Interest expense attributed to deposits decreased $7.6 million to $28.1 million for the year ended June 30, 2010 from $35.7 million for the year ended June 30, 2009. The decrease resulted primarily from a 76 basis point decrease in the average cost of interest-bearing deposits to 1.94% for the year ended June 30, 2010 from 2.70% for the year ended June 30, 2009. The reported decrease in the average cost was reflected across all categories of interest-bearing deposits and was primarily attributable to the overall declines in market interest rates. For the same comparative periods, the average cost of interest-bearing checking accounts decreased 17 basis points to 1.17% from 1.34%, the average cost of savings accounts decreased 2 basis points to 1.03% from 1.05% and the average cost of certificates of deposit decreased 109 basis points to 2.41% from 3.50%.

The decrease in the average cost was partially offset by a $126.4 million increase in the average balance of interest-bearing deposits to $1.45 billion for the year ended June 30, 2010 from $1.32 billion for the year ended June 30, 2009. The reported increase in the average balance was represented across all categories of interest-bearing deposits and reflected the Company's strategic efforts to increase its deposit base coupled with consumer demand for the safety of FDIC insurance to protect their financial assets given the recent volatility in the financial markets for uninsured investment products. For the same comparative periods, the average balance of interest-bearing checking accounts increased $41.7 million to $198.6 million from $156.9 million, the average balance of savings accounts increased $22.2 million to $315.7 million from $293.5 million and the average balance of certificates of deposit increased $62.4 million to $935.7 million from $873.3 million. As of June 30, 2010, approximately $716.3 million or 73.1% of certificates of deposit, with a weighted average cost of 1.80%, mature within one year. Because the Bank's offering rates for CDs maturing in one year or less are generally lower than 1.80% at June 30, 2010, the majority of these certificates may re-price downward to the extent they are reinvested with the Bank at maturity into accounts with similar terms.

Interest expense attributed to FHLB advances decreased $274,000 to $8.2 million for the year ended June 30, 2010 from $8.5 million for the year ended June 30, 2009. The decrease in interest expense was attributable to the combined effects of a decline in both the average balance and average cost of FHLB advances between the comparative periods. The average balance of FHLB advances decreased $5.1 million to $210.0 million for the year ended June 30, 2010 from $215.1 million for the year ended June 30, 2009 while the average cost of FHLB advances declined three basis points to 3.92% from 3.95% for those same comparative periods. The decline in the average balance and average cost of FHLB advances was primarily attributable to the repayment of maturing advances totaling $8.0 million with a weighted average cost of 5.47% during the fiscal year ended June 30, 2009.

***Provision for Loan Losses.*** The provision for loan losses increased $2.3 million to $2.6 million for the year ended June 30, 2010 from $317,000 for the year ended June 30, 2009. The provision in the current period reflected required net increases to the allowance for loan losses attributable primarily to estimated specific losses on several impaired mortgage loans on residential and multi-family properties located in New Jersey, as discussed in greater detail above. The provision also reflected changes to balances of general valuation allowances attributable to the application of historical and environmental loss factors to the remaining non-impaired portion of the loan portfolio in accordance with the Company's allowance for loan loss calculation methodology.

***Non-Interest Income.*** Total non-interest income increased $1.2 million to $2.7 million for the year ended June 30, 2010 from $1.5 million for the year ended June 30, 2010. Excluding sale gains and losses and impairments of securities, non-interest income decreased $253,000 to $2.4 million during the fiscal year ended June 30, 2010 compared to $2.6 million during the fiscal year ended June 30, 2009. As noted earlier, the decline was primarily due to a decrease in miscellaneous income attributable, in part, to income recognized during fiscal 2009 attributable to a $132,000 gain on the sale of a branch for which no such income was recorded during fiscal 2010. The Company also recognized REO operations expense of $25,000 in fiscal 2010 for which no such expense was recorded during fiscal 2009. The decline in noninterest income between comparative periods also reflects a reduction in deposit and branch-related fees and charges. Finally, the decrease in noninterest income also reflected a decline in income from the Bank's official check clearing agent. The clearing agent is no longer able to compensate its clients at a meaningful level for use of the float on official checks due to significant losses and reduced yields in its investment securities portfolio.

The declines in noninterest income noted above were more than offset by increases in income totaling $1.4 million associated with investment security-related activities. Specifically, the Company recorded net security sale gains of $509,000 for fiscal 2010 compared with net sale losses of $415,000 during fiscal 2009. The net security sale gains during fiscal 2010 resulted, in part, from gains associated with the sale of agency, pass-through securities. These gains were partially offset by losses on the sale of the Company's outstanding balance of non-investment grade, non-agency CMOs. The CMOs sold were originally acquired as investment grade securities upon the in-kind redemption of the Bank's interest in the AMF Fund during the quarter ended September 30, 2008. The security sale loss of $415,000 recognized during fiscal 2009 was fully attributable to the AMF Fund in-kind redemption transaction.

Subsequent to their acquisition, the ratings of these securities declined below investment grade with most ultimately being identified as other-than-temporarily impaired ("OTTI"). Such impairments required the recognition of the impairment charges recognized through earnings during fiscal 2010 and 2009 totaling $206,000 and $714,000, respectively.

***Non-Interest Expenses.*** Non-interest expense increased $1.2 million to $45.1 million for the fiscal year ended June 30, 2009 from $43.9 million for the fiscal year ended June 30, 2009. The increase in non-interest expense resulted primarily from increases in salaries and employee benefits expense that were partially offset by declines in deposit insurance expense and other miscellaneous expenses. The increase in non-interest expense also reflected merger-related costs of $373,000 recorded during fiscal 2010 for which no such expenses were recognized during fiscal 2009. Such expenses were attributable to the Company's proposed acquisition of Central Jersey Bancorp announced on May 25, 2010.

Employee compensation-related expenses increased by approximately $1.5 million to $26.9 million for the year ended June 30, 2010 from $25.4 million for the year ended June 30, 2009. Such increases reflected additional costs associated with staff augmentation attributable, in part, to de novo branch expansion and growth in commercial lending resources. More generally, however, the increase in expense also reflects the increase in compensation-related costs attributable to annual increases in wages and salaries of existing staff and overall increases to benefits costs including employee health care benefits. The increase in year-over-year employee compensation expense also reflects an actuarial adjustment that reduced pension expense in the earlier comparative period for which a lesser reduction in expense was recorded during the current period. Partially offsetting these increases was a decline in ESOP expense reflecting the reduction in the market price of the Company's common stock between comparative periods.

Federal deposit insurance premium expense decreased $557,000 to $1.3 million for the year ended June 30, 2010 from $1.9 million for the year ended June 30, 2009. The decrease was primarily attributable to the recognition of the FDIC's Special Assessment totaling $872,000 during fiscal 2009 for which no such assessment was paid during fiscal 2010. Partially offsetting the decrease, however was an increase in the current year's assessment rate charged by the FDIC on the balance of insurable deposits held by the Bank coupled with the effect of the year-over-year growth in the balance of those deposits.

Finally, miscellaneous non-interest expense declined $134,000 to $4.8 million for the year ended June 30, 2010 from $4.9 million for the year ended June 30, 2009. The decline reflects various decreases and partially offsetting increases throughout a variety of general and administrative expense categories that, in aggregate, resulted in the reported decline in non-interest expense.

***Provision for Income Taxes.*** The provision for income taxes increased $366,000 to $5.0 million during the for the year ended June 30, 2010 from $4.6 million during the year ended June 30, 2009. The increase in income taxes between the comparative periods was primarily attributable to an increase in pre-tax income. The Company's effective tax rates during the years ended June 30, 2010 and June 30, 2009 were 42.1% and 41.8%, respectively.

***Average Balance Sheet.*** The following table sets forth certain information relating to Kearny Financial Corp. at the date and for the periods indicated. We derived the average yields and costs by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented with daily balances used to derive average balances.

| | At June 30, 2011 | | For the Years Ended June 30, 2011 | | | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Actual Balance | Actual Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| | | | | | (Dollars in Thousands) | | | | | | |
| **Interest-earning assets:** | | | | | | | | | | | |
| Loans receivable[1] | $ 1,268,351 | 5.40% | $ 1,172,576 | $ 63,553 | 5.42% | $ 1,030,287 | $ 58,129 | 5.64% | $ 1,064,019 | $ 60,559 | 5.69% |
| Mortgage-backed securities[2] | 1,033,752 | 3.36 | 853,350 | 29,972 | 3.51 | 677,496 | 30,450 | 4.49 | 696,672 | 34,944 | 5.02 |
| Securities:[2] | | | | | | | | | | | |
| Tax-exempt | 33,634 | 0.94 | 58,295 | 1,050 | 1.80 | 18,143 | 631 | 3.48 | 18,183 | 634 | 3.49 |
| Taxable | 118,978 | 1.95 | 227,727 | 4,892 | 2.15 | 119,328 | 3,070 | 2.57 | 15,721 | 408 | 2.60 |
| Other interest-earning assets[3] | 188,808 | 0.55 | 127,900 | 909 | 0.71 | 161,376 | 828 | 0.51 | 115,806 | 1,363 | 1.18 |
| Total interest-earning assets | 2,643,523 | 4.04 | 2,439,848 | 100,376 | 4.11 | 2,006,630 | 93,108 | 4.64 | 1,910,401 | 97,908 | 5.12 |
| Non-interest-earning assets | 260,613 | | 239,331 | | | 207,239 | | | 169,408 | | |
| Total assets | $ 2,904,136 | | $ 2,679,179 | | | $ 2,213,869 | | | $ 2,079,809 | | |
| **Interest-bearing liabilities:** | | | | | | | | | | | |
| Interest-bearing demand | $ 452,773 | 0.79 | $ 377,978 | 3,432 | 0.91 | $ 198,623 | 2,324 | 1.17 | $ 156,883 | 2,098 | 1.34 |
| Savings and club | 401,645 | 0.46 | 375,767 | 2,162 | 0.58 | 315,715 | 3,246 | 1.03 | 293,483 | 3,072 | 1.05 |
| Certificates of deposit | 1,151,848 | 1.59 | 1,086,544 | 18,319 | 1.69 | 935,684 | 22,519 | 2.41 | 873,257 | 30,524 | 3.50 |
| Borrowings | 247,642 | 3.30 | 239,224 | 8,303 | 3.47 | 210,000 | 8,232 | 3.92 | 215,077 | 8,506 | 3.95 |
| Total interest-bearing liabilities | 2,253,908 | 1.42 | 2,079,513 | 32,216 | 1.55 | 1,660,022 | 36,321 | 2.19 | 1,538,700 | 44,200 | 2.87 |
| Non-interest-bearing liabilities[4] | 162,354 | | 118,909 | | | 74,423 | | | 68,441 | | |
| Total liabilities | 2,416,262 | | 2,198,422 | | | 1,734,445 | | | 1,607,141 | | |
| Stockholders' equity | 487,874 | | 480,757 | | | 479,424 | | | 472,668 | | |
| Total liabilities and stockholders' equity | $ 2,904,136 | | $ 2,679,179 | | | $ 2,213,869 | | | $ 2,079,809 | | |
| Net interest income | | | | $ 68,160 | | | $ 56,787 | | | $ 53,708 | |
| Interest rate spread[5] | | 2.62% | | | 2.56% | | | 2.45% | | | 2.25% |
| Net interest margin[6] | | | | | 2.80% | | | 2.83% | | | 2.81% |
| Ratio of interest-earning assets to interest-bearing liabilities | 1.17x | | 1.17x | | | 1.21x | | | 1.24x | | |

(1) Non-accruing loans have been included in loans receivable and the effect of such inclusion was not material. Allowance for loan losses has been included in non-interest-earning assets.

(2) Mark to market valuation allowances have been excluded in the balances of interest-earning assets.

(3) Includes interest-bearing deposits at other banks and Federal Home Loan Bank of New York capital stock.

(4) Includes actual balance of non-interest-bearing deposits of $143,087,000 at June 30, 2011 and average balances of non-interest-bearing deposits of $98,587,000, $55,436,000 and $51,132,000 for the years ended June 30, 2011, 2010 and 2009, respectively.

(5) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of interest-earning assets.

***Rate/Volume Analysis.*** The following table reflects the sensitivity of Kearny Financial Corp.'s interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

| | Years Ended June 30, 2011 vs. 2010 Increase (Decrease) Due to | | | Years Ended June 30, 2010 vs. 2009 Increase (Decrease) Due to | | |
|---|---|---|---|---|---|---|
| | Volume | Rate | Net | Volume | Rate | Net |
| | (In Thousands) | | | | | |
| Interest and dividend income: | | | | | | |
| Net loans receivable | $ 7,764 | $ (2,340) | $ 5,424 | $ (1,903) | $ (527) | $ (2,430) |
| Mortgage-backed securities | 6,954 | (7,432) | (478) | (929) | (3,565) | (4,494) |
| Securities: | | | | | | |
| Tax-exempt | 844 | (425) | 419 | (1) | (2) | (3) |
| Taxable | 2,394 | (572) | 1,822 | 2,667 | (5) | 2,662 |
| Other interest-earning assets | (195) | 276 | 81 | 416 | (951) | (535) |
| Total interest-earning assets | $ 17,761 | $ (10,493) | $ (7,268) | $ 250 | $ (5,050) | $ (4,800) |
| Interest expense: | | | | | | |
| Interest-bearing demand | $ 1,626 | $ (518) | $ 1,108 | $ 514 | $ (288) | $ 226 |
| Savings and club | 533 | (1,617) | (1,084) | 233 | (59) | 174 |
| Certificates of deposit | 3,251 | (7,451) | (4,200) | 2,060 | (10,065) | (8,005) |
| Federal Home Loan Bank advances | 1,075 | (1,004) | 71 | (207) | (67) | (274) |
| Total interest-bearing liabilities | $ 6,485 | $ (10,590) | $ (4,105) | $ 2,600 | $ (10,479) | $ (7,879) |
| Change in net interest income | $ 11,276 | $ 97 | $ 11,373 | $ (2,350) | $ 5,429 | $ 3,079 |

## Liquidity and Commitments

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of mortgage-backed securities and outstanding loans, maturities and calls of securities and funds provided from operations. In addition, we invest excess funds in short-term interest-earning assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and prepayments on loans and mortgage-backed securities.

The Bank is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. We attempt to maintain adequate but not excessive liquidity and liquidity management is both a daily and long-term function of business management.

Cash and cash equivalents, consisting primarily of deposits in other banks, increased by $41.2 million to $222.6 million at June 30, 2011 from $181.4 million at June 30, 2010. The balances reported at June 30, 2011 included interest-earning and noninterest-earning accounts in other banks totaling $175.2 million and $36.2 million, respectively, primarily representing deposit relationships with three money center banks as well as accounts with the FHLB of New York and Federal Reserve. The largest money center account relationship totaled approximately $35.5 million at June 30, 2011 with the next largest money center banking relationship totaling approximately $2.9 million as of that same date. Management routinely transfers funds between depository institutions to maximize the return on the funds.

Management reviews cash flow projections regularly and updates them quarterly in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. The level of commitments reported at June 30, 2011 varied from those reported at the close of the prior fiscal year due, in part, to the acquisition of Central Jersey. At June 30, 2011, construction loans in process and unused lines of credit were $17.0 million and $65.5 million, respectively, compared to $4.7 million and $25.9 million, respectively, at June 30, 2010. As of those same comparative periods, the Bank had $788.7 million of certificates of deposit maturing in one year compared to $716.3 million at June 30, 2010.

Despite the Central Jersey acquisition, the Bank had a comparatively lower level of commitments to originate and purchase loans at June 30, 2011 than it had one year earlier reflecting the adverse economic and market conditions on overall loan origination volume as discussed earlier. At June 30, 2011, the Bank had outstanding commitments to originate and purchase loans of $13.3 million and $-0- compared to $28.0 million and $1.0 million at June 30, 2010.

Deposits increased $525.8 million to $2.15 billion at June 30, 2011 from $1.62 billion at June 30, 2010. Between those comparative periods, non-interest-bearing demand deposits increased $89.4 million to $143.1 million, interest-bearing demand deposits increased $196.6 million to $452.8 million, savings deposits increased $67.5 million to $401.6 million while certificates of deposit increased $172.3 million to $1.15 billion.

Throughout fiscal 2011, the Bank continued to price deposit interest rates at levels management considered to be reasonably competitive in the marketplace. Despite the decline in the Bank's offering rates for deposits during the year, the Bank continued to experience inflows of deposits as customers continued to seek the safety of insured deposits as an alternative to uninsured investments. The growth in interest-bearing checking also reflected the promotion of the Bank's "High Yield Checking" product during fiscal 2011. As noted earlier, "High Yield Checking" is primarily designed to attract core deposits in the form of customers' primary checking accounts through interest rate and fee reimbursement incentives to qualifying customers. The comparatively higher interest expense associated with the "High Yield Checking" product in relation to our other checking products is expected to be partially offset by an associated increase in transaction fee income.

Borrowings from the FHLB of New York are available to supplement the Bank's liquidity position and to the extent that maturing deposits do not remain with us, management may replace the funds with advances. The Bank has the capacity to borrow additional funds from the FHLB by taking additional long-term or short-term advances including overnight borrowings. As of June 30, 2011, the Bank's borrowing potential was $90.4 million without pledging additional collateral. The increase in Bank's balance of FHLB advances to $211.0 million at June 30, 2011 from $210.0 million at June 30, 2010 reflected additional advances acquired from Central Jersey totaling approximately $11.0 million that were substantially offset by $10.0 million of maturing advances during fiscal 2011.

The following table discloses our contractual obligations and commitments as of June 30, 2011.

| | Total | Less Than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| | | | (In Thousands) | | |
| Operating lease obligations | $ 8,784 | $ 1,617 | $ 2,530 | $ 1,161 | $ 3,476 |
| Certificates of deposit | 1,151,847 | 788,672 | 308,676 | 54,499 | — |
| Federal Home Loan Bank advances | 211,020 | — | 5,000 | 5,000 | 201,020 |
| Total | $ 1,371,651 | $ 790,289 | $ 316,206 | $ 60,660 | $ 204,496 |

| | Total Committed | Less Than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| | | | (In Thousands) | | |
| Undisbursed funds from approved lines of credit(1) | $ 65,523 | $ 25,034 | $ - | $ - | $ 40,489 |
| Construction loans in process(1) | 17,008 | 16,777 | 231 | - | - |
| Other commitments to extend credit(1) | 13,261 | 13,261 | - | - | - |
| Total | $ 95,792 | $ 55,072 | $ 231 | $ - | $ 40,489 |

(1) Represents amounts committed to customers.

In addition to the commitments noted above, the Bank expects to open its newest full service branch location in Allenhurst, New Jersey during the first quarter of fiscal 2012 resulting in an increase in the capital cost of premises and equipment as well increases in noninterest expenses associated with the ongoing operation of the branch.

## Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving the Bank's facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase securities or mortgage-backed securities and commitments to extend credit to meet the financing needs of our customers. At June 30, 2011, we had no significant off-balance sheet commitments to purchase securities or for capital expenditures.

In addition to the commitments noted above the Bank is party to standby letters of credit totaling approximately $1.3 million at June 30, 2011 through which it guarantees certain specific business obligations of its commercial customers. All standby letters of credit represent contingent liabilities at June 30, 2011 that were assumed by the Bank as a result of the Company's acquisition of Central Jersey Bancorp during fiscal 2011. The Bank had no obligations under standby letters of credit at June 30, 2010.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. At June 30, 2011, outstanding loan commitments totaled $95.8 million compared to $58.6 million at June 30, 2010. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding our outstanding lending commitments at June 30, 2011, see Note 18 to consolidated financial statements contained in this Annual Report on Form 10-K.

**Capital**

Consistent with its goals to operate a sound and profitable financial organization, the Bank actively seeks to maintain its well capitalized status in accordance with regulatory standards. As of June 30, 2011, the Bank exceeded all capital requirements of the federal banking regulators. The Bank's regulatory capital ratios at June 30, 2011 were as follows: core capital 12.09%; Tier I risk-based capital 24.91%; and total risk-based capital 25.31%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively. For additional information regarding regulatory capital at June 30, 2011, see Note 16 to consolidated financial statements contained in this Annual Report on Form 10-K.

**Impact of Inflation**

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of non-interest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

**Recent Accounting Pronouncements**

For a discussion of the expected impact of recently issued accounting pronouncements that have yet to be adopted by the Company, please refer to Note 3 included in the Consolidated Financial Statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

**Management of Interest Rate Risk and Market Risk**

***Qualitative Analysis.*** The majority of our assets and liabilities are sensitive to changes in interest rates. Consequently, interest rate risk is a significant form of business risk that must be managed by the Company. Interest rate risk is generally defined in regulatory nomenclature as the risk to the Company's earnings or capital arising from the movement of interest rates. It arises from several risk factors including: the differences between the timing of rate changes and the timing of cash flows (re-pricing risk); the changing rate relationships among different yield curves that affect bank activities (basis risk); the changing rate relationships across the spectrum of maturities (yield curve risk); and the interest-rate-related options embedded in bank products (option risk).

Regarding the risk to the Company's earnings, movements in interest rates significantly influence the amount of net interest income recognized by the Company. Net interest income is the difference between:

- the interest income recorded on our earning assets, such as loans, securities and other interest-earning assets; and,

- the interest expense recorded on our costing liabilities, such as interest-bearing deposits and borrowings.

Net interest income is, by far, the Company's largest revenue source to which the Company adds its noninterest income and from which it deducts its provision for loan losses, noninterest expense and income taxes to calculate net income. Movements in market interest rates, and the effect of such movements on the risk factors noted above, significantly influence the "spread" between the interest earned by the Company on its loans, securities and other interest-earning assets and the interest paid on its deposits and borrowings. Movements in interest rates that increase, or "widen", that net interest spread enhance the Company's net income. Conversely, movements in interest rates that reduce, or "tighten", that net interest spread adversely impact the Company's net income.

For any given movement in interest rates, the resulting degree of movement in an institution's yield on interest earning assets compared with that of its cost of interest-bearing liabilities determines if an institution is deemed "asset sensitive" or "liability sensitive". An asset sensitive institution is one whose yield on interest-earning assets reacts more quickly to movements in interest rates than its cost of interest-bearing liabilities. In general, the earnings of asset sensitive institutions are enhanced by upward movements in interest rates through which the yield on its earning assets increases faster than its cost of interest-bearing liabilities resulting in a widening of its net interest spread. Conversely, the earnings of asset sensitive institutions are adversely impacted by downward movements in interest rates through which the yield on its earning assets decreases faster than its cost of interest-bearing liabilities resulting in a tightening of its net interest spread.

In contrast, a liability sensitive institution is one whose cost of interest-bearing liabilities reacts more quickly to movements in interest rates than its yield on interest-earning assets. In general, the earnings of liability sensitive institutions are enhanced by downward movements in interest rates through which the cost of interest-bearing liabilities decreases faster than its yield on its earning assets resulting in a widening of its net interest spread. Conversely, the earnings of liability sensitive institutions are adversely impacted by upward movements in interest rates through which the cost of interest-bearing liabilities increases faster than its yield on its earning assets resulting in a tightening of its net interest spread.

The degree of an institution's asset or liability sensitivity is traditionally represented by its "gap position". In general, gap is a measurement that describes the net mismatch between the balance of an institution's earning assets that are maturing and/or re-pricing over a selected period of time compared to that of its costing liabilities. Positive gaps represent the greater dollar amount of earning assets maturing or re-pricing over the selected period of time than costing liabilities. Conversely, negative gaps represent the greater dollar amount of costing liabilities maturing or re-pricing over the selected period of time than earning assets. The degree to which an institution is asset or liability sensitive is reported as a negative or positive percentage of assets, respectively. The industry commonly focuses on cumulative one-year and three-year gap percentages as fundamental indicators of interest rate risk sensitivity.

Based upon the findings of the Company's internal interest rate risk analysis, which are corroborated by the independent analysis performed by its primary regulator as described below, the Company is considered to be liability sensitive. Liability sensitivity characterizes the balance sheets of many thrift institutions and is generally attributable to the comparatively shorter contractual maturity and/or re-pricing characteristics of the institution's deposits and borrowings versus those of its loans and investment securities.

With respect to the maturity and re-pricing of its interest-bearing liabilities, at June 30, 2011, $788.7 million or 68.5% of our certificates of deposit mature within one year with an additional $234.7 million or 20.4% maturing in greater than one year but less than or equal to two years. Based on current market interest rates, the majority of these certificates are projected to re-price downward to the extent they remain with the Bank at maturity. Of the $211.0 million of FHLB borrowings at June 30, 2011, all have fixed interest rates with $200.0 million maturing during fiscal 2018, but callable on a quarterly basis prior to maturity. Given current market interest rates, the call options are not currently expected to be exercised by the FHLB. The remaining $11.0 million of FHLB borrowings comprise three fixed rate advances; two $5.0 million advances maturing in 2013 and 2015 and one $1.0 million amortizing advance maturing in 2021.

With respect to the maturity and re-pricing of the Company's interest-earning assets, at June 30, 2011, $61.4 million, or 4.8% of our total loans will reach their contractual maturity dates within one year with the remaining $1.21 billion, or 95.2% of total loans having remaining terms to contractual maturity in excess of one year. Of loans maturing after one year, $992.8 million or 82.2% had fixed rates of interest while the remaining $215.1 million or 17.8% had adjustable rates of interest.

Regarding investment securities, at June 30, 2011, $38.0 million or 3.1% of our securities will reach their contractual maturity dates within one year with the remaining $1.17 billion, or 96.9% of total securities, having remaining terms to contractual maturity in excess of one year. Of the latter category, $1.03 billion comprising 85.3% of our total securities had fixed rates of interest while the remaining $140.1 million comprising 11.6% of our total securities had adjustable or floating rates of interest.

At June 30, 2011, mortgage-related assets, including mortgage loans and mortgage-backed securities, total $2.2 billion and comprise 83.2% of total earning assets. In addition to remaining term to maturity and interest rate type as discussed above, other factors contribute significantly to the level of interest rate risk associated with mortgage-related assets. In particular, the scheduled amortization of principal and the borrower's option to prepay any or all of a mortgage loan's principal balance, where applicable, has a significant effect on the average lives of such assets and, therefore, the interest rate risk associated with them. In general, the prepayment rate on lower yielding assets tends to slow as interest rates rise due to the reduced financial incentive for borrowers to refinance their loans. By contrast, the prepayment rate of higher yielding assets tends to accelerate as interest rates decline due to the increased financial incentive for borrowers to prepay or refinance their loans to comparatively lower interest rates. These characteristics tend to diminish the benefits of falling interest rates to liability sensitive institutions while exacerbating the adverse impact of rising interest rates.

The Company generally retained its liability sensitivity during fiscal 2011 while the degree of that sensitivity, as measured internally by the institution's one-year and three-year gap percentages, changed modestly during the year. Specifically, the Company's cumulative one-year gap percentage changed from +0.91% at June 30, 2010 to -2.08% at June 30, 2011 while the Company's cumulative three-year gap percentage changed from +9.00% to +3.34% over those same comparative periods. The changes in gap noted indicate a modest decline in the proportion of earning assets repricing within the timeframes noted in relation to costing liabilities repricing within those same timeframes.

As a liability sensitive institution, the Company's net interest spread is generally expected to benefit from overall reductions in market interest rates. Conversely, its net interest spread is generally expected to be adversely impacted by overall increases in market interest rates. However, the general effects of movements in market interest rates can be diminished or exacerbated by "nonparallel" movements in interest rates across a yield curve. Nonparallel movements in interest rates generally occur when shorter term and longer term interest rates move disproportionately in a directionally consistent manner. For example, shorter term interest rates may decrease faster than longer term interest rates which would generally result in a "steeper" yield curve. Alternately, nonparallel movements in interest rates may also occur when shorter term and longer term interest rates move in a directionally inconsistent manner. For example, shorter term interest rates may rise while longer term interest rates remain steady or decline which would generally result in a "flatter" yield curve.

At its extreme, a yield curve may become "inverted" for a period of time during which shorter term interest rates exceed longer term interest rates. While inverted yield curves do occasionally occur, they are generally considered a "temporary" phenomenon portending a change in economic conditions that will restore the yield curve to its normal, positively sloped shape.

In general, the interest rates paid on the Company's deposits tend to be determined based upon the level of shorter term interest rates. By contrast, the interest rates earned on the Company's loans and investment securities tend to be based upon the level of longer term interest rates. As such, the overall "spread" between shorter term and longer interest rates when earning assets and costing liabilities re-price greatly influences the Company's overall net interest spread over time. In general, a wider spread between shorter term and longer term interest rates, implying a "steeper" yield curve, is beneficial to the Company's net interest spread. By contrast, a narrower spread between shorter term and longer term interest rates, implying a "flatter" yield curve, or a negative spread between those measures, implying an inverted yield curve, adversely impacts the Company's net interest spread.

The effects of interest rate risk on the Company's earnings are best demonstrated through a review of changes in market interest rates over the past several years and their impact on the Company's net interest spread. Following a period of historically low interest rates, the Federal Reserve Board of Governors steadily increased its target federal funds rate by 425 basis points from 1.00% in June, 2004 to 5.25% in June, 2007. During that three-year period, federal funds rate and other shorter term market interest rates increased by a far greater degree than longer term market interest rates. For example, the market yield on the one-year U.S. Treasury increased 282 basis points from 2.07% at June 30, 2004 to

4.91% at June 30, 2007. By comparison, the market yield on the 10-year U.S. Treasury increased by only 41 basis points from 4.62% to 5.03% over those same time periods. The flattening yield curve during that three year period had an adverse impact on the Company's net interest spread which decreased 67 basis points from 2.37% for the year ended June 30, 2004 to 1.70% for the year ended June 30, 2007.

The upward trend in shorter term interest rates was reversed in September 2007 as the Federal Reserve began to lower the target rate for federal funds in reaction to the threat of a looming recession triggered by growing volatility and instability in the housing and credit markets. The effects of those isolated crises rapidly grew to threaten the viability of the domestic and international financial markets as a whole. In reaction to that larger threat, the Federal Reserve reduced the target federal funds rate by a total of over 500 basis points from 5.25% at June 2007 to a range between 0.00% and 0.25% which remains in effect at June 30, 2011. During that four-year period, federal funds rate and other shorter term market interest rates decreased by a far greater degree than longer term market interest rates. For example, the market yield on the one-year U.S. Treasury decreased 382 basis points from 4.01% at June 30, 2007 to 0.19% at June 30, 2011. By comparison, the market yield on the 10-year U.S. Treasury decreased by only 185 basis points from 5.03% to 3.18% over those same time periods. The steepening yield curve during that four year period had a beneficial impact on the Company's net interest spread which increased 86 basis points from 1.70% for the year ended June 30, 2007 to 2.56% for the year ended June 30, 2011.

The Board of Directors has established an Interest Rate Risk Management Committee, currently comprised of Directors Hopkins, Regan, Aanensen, Mazza and Leopold Montanaro, with our Chief Operating Officer, Chief Financial Officer, Chief Investment Officer and Enterprise Risk Management Officer participating as management's liaison to the committee. The committee meets quarterly to address management of our assets and liabilities, including review of our short term liquidity position; loan and deposit pricing and production volumes and alternative funding sources; current investments; average lives, durations and re-pricing frequencies of loans and securities; and a variety of other asset and liability management topics. The results of the committee's quarterly review are reported to the full Board, which adjusts the investment policy and strategies, as it considers necessary and appropriate.

***Quantitative Analysis.*** Through June 30, 2011, management utilized a combination of internal and external analyses to quantitatively model, measure and monitor the Company's exposure to interest rate risk. The external quantitative analysis was based upon the interest rate risk model used by the OTS which utilized data submitted on the Bank's quarterly Thrift Financial Reports. The model estimated the change in the Bank's net portfolio value ("NPV") ratio throughout a series of interest rate scenarios. NPV, sometimes referred to as the economic value of equity, represents the present value of the expected cash flows from the Bank's assets less the present value of the expected cash flows arising from its liabilities adjusted for the value of off-balance sheet contracts. The NPV ratio represents the dollar amount of the Bank's NPV divided by the present value of its total assets for a given interest rate scenario. In essence, NPV attempts to quantify the economic value of the Bank using a discounted cash flow methodology while the NPV ratio reflects that value as a form of capital ratio. The degree to which the NPV ratio changes for any hypothetical interest rate scenario from its "base case" measurement is a reflection of an institution's sensitivity to interest rate risk.

The internal quantitative analysis utilized by management measures interest rate risk from both a capital and earnings perspective. Like the OTS model noted above, the Bank's internal interest rate risk analysis calculates sensitivity of the Bank's NPV ratio to movements in interest rates. Both the OTS and internal models measure the Bank's NPV ratio in a "base case" scenario that assumes no change in interest rates as of the measurement date. Both models measure the change in the NPV ratio throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve up and down 100, 200 and 300 basis points. Both models generally require that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain "down rate" scenarios during periods of lower market interest rates. The Bank's interest rate risk management policy establishes acceptable floors for the NPV ratio and caps for the maximum change in the NPV ratio throughout the scenarios modeled.

As illustrated in the tables below, the Bank's NPV would be negatively impacted by an increase in interest rates. This result is expected given the Bank's liability sensitivity noted earlier. Specifically, based upon the comparatively shorter maturity and/or re-pricing characteristics of its interest-bearing liabilities compared with that of the Bank's interest-earning assets, an upward movement in interest rates would have a disproportionately adverse impact on the present value of the Bank's assets compared to the beneficial impact arising from the reduced present value of its liabilities. Hence, the Bank's NPV and NPV ratio decline in the increasing interest rate scenarios. Historically low interest rates at June 30, 2011 preclude the modeling of certain scenarios as parallel downward shifts in the yield curve of 100 basis points or more would result in negative interest rates for many points along that curve.

Given the anticipated discontinuation of external interest rate risk modeling by the OCC, the Bank's internal interest rate risk analysis is expected to become its primary tool to measure, monitor and manage interest rate risk. The following tables present the results of the Bank's internal NPV analysis as of June 30, 2011 and June 30, 2010, respectively.

| | At June 30, 2011 | | | | |
|---|---|---|---|---|---|
| | Net Portfolio Value | | Net Portfolio Value as % of Present Value of Assets | | |
| Changes in Rates[(1)] | $ Amount | $ Change | % Change | Net Portfolio Value Ratio | Basis Point Change |
| | (In Thousands) | | | | |
| +300 bps | **246,546** | **-147,422** | **-37%** | **9.60%** | **-429 bps** |
| +200 bps | **308,629** | **-85,339** | **-22%** | **11.59%** | **-230 bps** |
| +100 bps | **361,606** | **-32,362** | **-8%** | **13.10%** | **-79 bps** |
| 0 bps | **393,968** | **-** | **-** | **13.89%** | **-** |

| | At June 30, 2010 | | | | |
|---|---|---|---|---|---|
| | Net Portfolio Value | | Net Portfolio Value as % of Present Value of Assets | | |
| Changes in Rates[(1)] | $ Amount | $ Change | % Change | Net Portfolio Value Ratio | Basis Point Change |
| | (In Thousands) | | | | |
| +300 bps | 264,675 | -115,353 | -30% | 12.85% | -387 bps |
| +200 bps | 320,458 | -59,569 | -16% | 14.97% | -175 bps |
| +100 bps | 358,461 | -21,566 | -6% | 16.19% | -52 bps |
| 0 bps | 380,028 | - | - | 16.71% | - |

(1) The -100, -200 bps and -300 bps scenarios are not shown due to the low prevailing interest rate environment.

A comparative industry benchmark regarding interest rate risk is the "sensitivity measure" which is generally defined by bank regulators as the change in an institution's NPV ratio, measured in basis points, in an immediate and permanent, adverse parallel shift in interest rates of plus or minus 200 basis points. Based upon the tables above, the Bank's sensitivity measure increased by 55 basis points from -175 basis points at June 30, 2010 to -230 basis points at June 30, 2011 which indicates an aggregate increase in the Bank's sensitivity to movements in interest rates from period to period.

There are numerous internal and external factors that may contribute to changes in an institution's sensitivity measure. Internally, changes in the composition and allocation of an institution's balance sheet and the interest rate risk characteristics of its components can significantly alter the exposure to interest rate risk as quantified by the changes in the sensitivity measure. However, changes to certain external factors, most notably changes in the level of market interest rates and overall shape of the yield curve, can significantly alter the projected cash flows of the institution's interest-earning assets and interest-costing liabilities and the associated present values thereof. Changes in internal and external factors from period to period can complement one another's effects to reduce overall sensitivity, partly or wholly offset one another's effects, or exacerbate one another's adverse effects and thereby increase the institution's exposure to interest rate risk as quantified by the sensitivity measure.

Several internal and external factors working in concert contributed to the reported change in the Bank's sensitivity measure. Most significantly, acquisition of Central Jersey increased the overall balance of the Company's interest-earning assets and interest-bearing liabilities while decreasing the balance of core capital through the recognition of additional goodwill relating to that acquisition. These factors contributed significantly to the additional level of interest rate risk as reported by the change in NPV sensitivity measure from June 30, 2010 to June 30, 2011. While the composition of the Central Jersey balance sheet had a comparatively lower level of embedded interest rate risk than the Company's prior to the acquisition, any aggregate interest rate sensitivity of the liabilities assumed from Central Jersey exceeding that of the assets acquired also exacerbated the combined entity's aggregate level of interest rate risk.

Other less noteworthy changes in the composition and allocation of the Bank's balance sheet from June 30, 2010 to June 30, 2011, in conjunction with the factors noted above resulted in the reported increase in sensitivity to interest rate risk as quantified by the Bank's sensitivity measure.

Because the Bank's sensitivity measure and NPV ratio in the +200 bps scenario were within the applicable thresholds established by its primary regulator, the Bank's "TB 13a Level of Risk" was rated as "Minimal" based upon the results of the OTS interest rate risk model as of June 30, 2011 and June 30, 2010. TB-13a is the OTS's primary regulatory guidance concerning the management of interest rate risk.

Historically, the results of the Bank's internal "NPV-based" analysis have generally been consistent with those of the external analysis prepared by OTS. As noted earlier, the Bank's internal interest rate risk analysis also includes an "earnings-based" component. A quantitative, earnings-based approach to measuring interest rate risk is strongly encouraged by bank regulators as a complement to the "NPV-based" methodology. Notwithstanding, OTS had not prepared an "earnings-based" interest rate risk analysis for the institutions within its oversight. As such, institutions must utilize internal models and analysis to gauge the sensitivity of their earnings to movements in interest rates. Regarding such internal modeling, however, there are no commonly accepted "industry best practices" that specify the manner in which "earnings-based" interest rate risk analysis should be performed with regard to certain key modeling variables. Such variables include, but are not limited to, those relating to rate scenarios (e.g., immediate and permanent rate "shocks" versus gradual rate change "ramps", "parallel" versus "nonparallel" yield curve changes), measurement periods (e.g., one year versus two year, cumulative versus noncumulative), measurement criteria (e.g., net interest income versus net income) and balance sheet composition and allocation ("static" balance sheet, reflecting reinvestment of cash flows into like instruments, versus "dynamic" balance sheet, reflecting internal budget and planning assumptions).

The Company is aware that the absence of an industry-standard, external analysis to measure interest rate risk from an earnings perspective or, at a minimum, a commonly shared set of analysis criteria and assumptions on which to base an internal analysis, could result in inconsistent or misinterpreted disclosure concerning an institution's level of interest rate risk. Consequently, the Company limits the presentation of its earnings-based interest rate risk analysis to the internally modeled scenarios presented in the table below. Consistent with the NPV analysis above, such scenarios utilize immediate and permanent rate "shocks" that result in parallel shifts in the yield curve. For each scenario, projected net interest income is measured over a one year period utilizing a static balance sheet assumption through which incoming and outgoing asset and liability cash flows are reinvested into the same instruments. Product pricing and earning asset prepayment speeds are appropriately adjusted for each rate scenario.

As illustrated in the tables below, the Bank's net interest income would be negatively impacted by an increase in interest rates. Like the NPV results presented earlier, this result is expected given the Bank's liability sensitivity noted earlier. The tables below also reflect an increase in sensitivity to movements in interest rates between the comparative periods resulting from the changes in balance sheet allocation and market interest rates discussed earlier.

**At June 30, 2011**

| Rate Change Type | Yield Curve Shift | Balance Sheet Composition & Allocation | Change in Rates | Measurement Period | Net Interest Income | Change in Net Interest Income | Change in Net Interest Income |
|---|---|---|---|---|---|---|---|
| | | | | | (In Thousands) | | |
| Base case (No change) | - | Static | 0 bps | One Year | $ 71,589 | $ - | - % |
| Immediate and permanent | Parallel | Static | +100 bps | One Year | 70,361 | -1,228 | -1.71 |
| Immediate and permanent | Parallel | Static | +200 bps | One Year | 68,133 | -3,456 | -4.83 |
| Immediate and permanent | Parallel | Static | +300 bps | One Year | 62,925 | -8,664 | -12.10 |

**At June 30, 2010**

| Rate Change Type | Yield Curve Shift | Balance Sheet Composition & Allocation | Change in Rates | Measurement Period | Net Interest Income | Change in Net Interest Income | Change in Net Interest Income |
|---|---|---|---|---|---|---|---|
| | | | | | (In Thousands) | | |
| Base case (No change) | - | Static | 0 bps | One Year | $ 59,683 | $ - | - % |
| Immediate and permanent | Parallel | Static | +100 bps | One Year | 59,538 | -145 | -0.24 |
| Immediate and permanent | Parallel | Static | +200 bps | One Year | 58,809 | -874 | -1.46 |
| Immediate and permanent | Parallel | Static | +300 bps | One Year | 56,713 | -2,970 | -4.98 |

Notwithstanding the rate change scenarios presented in the NPV and earnings-based analyses above, future interest rates and their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of re-pricing, they may react at different times and in different degrees to changes in market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

**Item 8. Financial Statements and Supplementary Data**

The Company's consolidated financial statements are contained in this Annual Report on Form 10-K immediately following Item 15.

**Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

On October 1, 2009, the Registrant was notified that the audit practice of Beard Miller LLP ("Beard") was combined with Parente Randolph, LLC to form ParenteBeard LLC ("ParenteBeard"). On October 1, 2009, Beard resigned as the Registrant's auditors and with the approval of the Audit Committee of the Registrant's Board of Directors on October 5, 2009, ParenteBeard was engaged as its independent registered public accounting firm.

Prior to engaging ParenteBeard, the Registrant did not consult with ParenteBeard regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by ParenteBeard on the Registrant's financial statements, and ParenteBeard did not provide any written or oral advice that was an important factor considered by the Registrant in reaching a decision as to any such accounting, auditing or financial reporting issue.

The report of Beard regarding the Registrant's consolidated financial statements for the fiscal year ended June 30, 2009 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended June 30, 2009 and the interim period from July 1, 2009 through the date of their resignation, there were no disagreements with Beard on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beard would have caused it to make reference to such disagreement in its reports.

**Item 9A. Controls and Procedures**

**(a) Disclosure Controls and Procedures**

Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), the Company's principal executive officer and principal financial officer have concluded that as of the end of the period covered by this Annual Report on Form 10-K such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to the Company's management, including the principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

**(b) Internal Control over Financial Reporting**

*1. Management's Annual Report on Internal Control Over Financial Reporting.*

Management's report on the Company's internal control over financial reporting appears in the Company's consolidated financial statements that are contained in this Annual Report on Form 10-K immediately following Item 15. Such report is incorporated herein by reference.

*2. Report of Independent Registered Public Accounting Firm.*

The report of ParenteBeard LLC on the Company's internal control over financial reporting appears in the Company's consolidated financial statements that are contained in this Annual Report on Form 10-K immediately following Item 15. Such report is incorporated herein by reference.

*3. Changes in Internal Control Over Financial Reporting.*

During the last quarter of the year under report, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B. Other Information**

None.

## PART III

**Item 10. Directors, Executive Officers and Corporate Governance**

The information that appears under the headings "Section 16(a) Beneficial Ownership Reporting Compliance", "Information Regarding Directors and Executive Officers" and "Operation of the Board of Directors" in the Registrant's definitive proxy statement for the Registrant's 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year end (the "Proxy Statement") is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. A copy of the code of ethics is available without charge upon request to the Corporate Secretary, Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004.

**Item 11. Executive Compensation**

The information that appears under the headings "Board of Directors and Executive Officer Compensation" and "Compensation Discussion and Analysis" in the Proxy Statement is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

(a) **Security Ownership of Certain Beneficial Owners.** Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders Thereof" in the Proxy Statement.

(b) **Security Ownership of Management.** Information required by this item is incorporated herein by reference to the section captioned "Information Regarding Directors and Executive Officers" in the Proxy Statement.

(c) **Changes in Control.** Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

**(d) Securities Authorized for Issuance Under Equity Compensation Plans.** Set forth below is information as of June 30, 2011 with respect to compensation plans under which equity securities of the Registrant are authorized for issuance.

**Equity Compensation Plan Information**

| | (A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights | (C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) |
|---|---|---|---|
| **Equity compensation plans approved by shareholders:** | | | |
| 2005 Stock Compensation and Incentive Plan [(1)] | 3,232,740 | $ 12.28 | 386,356 |
| **Equity compensation plans not approved by stockholders:** | | | |
| None. | N/A | N/A | N/A |
| Total | 3,232,740 | $ 12.28 | 386,356 |

(1) The number of securities reported in column (A) includes 3,167,740 vested options and 65,000 non-vested options outstanding as of June 30, 2011. In addition to these options, restricted stock awards of 82,500 shares were also non-vested as of June 30, 2011. The non-vested options and restricted stock awards are earned at the rate of 20% one year after the date of the grant and 20% annually thereafter. As of June 30, 2011, there were 73,459 restricted shares and 312,897 options remaining available for award under the approved equity compensation plans and are reported under column (C) as securities remaining available for future issuance under such plans.

## Item 13. Certain Relationships and Related Transactions and Director Independence

The information that appears under the section captioned "Corporate Governance – Related Party Transactions" and " – Director Independence" in the Proxy Statement is incorporated herein by reference.

## Item 14. Principal Accounting Fees and Services

The information relating to this item is incorporated herein by reference to the information contained under the section captioned "Information Regarding Independent Auditor" in the Proxy Statement.

## PART IV

**Item 15. Exhibits, Financial Statement Schedules**

(1) The following financial statements and the independent auditors' report appear in this Annual Report on Form 10-K immediately after this Item 15:



(2) All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) The following exhibits are filed as part of this report:

| | |
|---|---|
| 3.1 | Charter of Kearny Financial Corp.* |
| 3.2 | Bylaws of Kearny Financial Corp. ** |
| 4 | Stock Certificate of Kearny Financial Corp* |
| 10.1 | Employment Agreement between Kearny Federal Savings Bank and Albert E. Gossweiler**† |
| 10.2 | Employment Agreement between Kearny Federal Savings Bank and Sharon Jones**† |
| 10.3 | Employment Agreement between Kearny Federal Savings Bank and William C. Ledgerwood**† |
| 10.4 | Employment Agreement between Kearny Federal Savings Bank and Erika K. Parisi**† |
| 10.5 | Employment Agreement between Kearny Federal Savings Bank and Patrick M. Joyce**† |
| 10.6 | Employment Agreement between Kearny Federal Savings Bank and Craig Montanaro**† |
| 10.7 | Directors Consultation and Retirement Plan*† |
| 10.8 | Benefit Equalization Plan*† |
| 10.9 | Benefit Equalization Plan for Employee Stock Ownership Plan*† |
| 10.10 | Kearny Financial Corp. 2005 Stock Compensation and Incentive Plan ***† |
| 10.11 | Kearny Federal Savings Bank Director Life Insurance Agreement****† |
| 10.12 | Kearny Federal Savings Bank Executive Life Insurance Agreement****† |
| 10.13 | Kearny Financial Corp. Directors Incentive Compensation Plan*****† |
| 10.14 | Employment Agreement between Kearny Federal Savings Bank and Eric B. Heyer*******† |
| 11 | Statement regarding computation of earnings per share |
| 16.1 | Letter re Change in Certifying Accountant ****** |

| | |
|---|---|
| 21 | Subsidiaries of the Registrant |
| 23 | Consent of ParenteBeard LLC |
| 31 | Rule 13a-14(a)/15d-14(a) Certifications |
| 32 | Section 1350 Certification |

---

† Management contract or compensatory plan or arrangement required to be filed as an exhibit.

* Incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-118815).

** Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2008 (File No. 000-51093)

*** Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-130204)

**** Incorporated by reference to the exhibits to the Registrant's Current Report on Form 8-K filed on August 18, 2005. (File No. 000-51093).

***** Incorporated by reference to the exhibit to the Registrant's Current Report on Form 8-K filed on December 9, 2005. (File No. 000-51093).

****** Incorporated by reference to the exhibit to the Registrant's Current Report on Form 8-K filed on October 6, 2009. (File No. 000-51093).

******* Incorporated by reference to the exhibit to the Registrant's Current Report on Form 8-K filed on June 30, 2011. (File No. 000-51093).


KEARNY
FINANCIAL CORP.

120 PASSAIC AVENUE • FAIRFIELD, NJ 07004-3510 • 973-244-4500

September 26, 2011

**Management Report on Internal Control over Financial Reporting**

The management of Kearny Financial Corp. and Subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is a process designed to provide reasonable assurance to the management and board of directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management believes that, as of June 30, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effective operation of the Company's internal control over financial reporting as of June 30, 2011, a copy of which is included in this annual report.

Craig L. Montanaro
President and Chief Executive Officer

Eric B. Heyer
Senior Vice President and
Chief Financial Officer



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Kearny Financial Corp.

We have audited Kearny Financial Corp.'s (the "Company") internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity, and cash flows of the Company, and our report dated September 26, 2011 expressed an unqualified opinion thereon.

ParenteBeard LLC

Clark, New Jersey
September 26, 2011



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of
Kearny Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Kearny Financial Corp. and Subsidiaries (collectively the "Company") as of June 30, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2011. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2011 and 2010, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 26, 2011, expressed an unqualified opinion thereon.

ParenteBeard LLC

Clark, New Jersey
September 26, 2011

## Consolidated Statements of Financial Condition

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| | (In Thousands, Except Share and Per Share Data) | |
| **Assets** | | |
| Cash and amounts due from depository institutions | $ **47,332** | $ 3,286 |
| Interest-bearing deposits in other banks | **175,248** | 178,136 |
| Cash and Cash Equivalents | **222,580** | 181,422 |
| Securities available for sale (amortized cost; 2011 $46,145; 2010 $30,960) | **44,673** | 29,497 |
| Securities held to maturity (estimated fair value; 2011 $107,052; 2010 $256,914) | **106,467** | 255,000 |
| Loans receivable, including net yield adjustments 2011 $1,021; 2010 $564 | **1,268,351** | 1,013,713 |
| Less allowance for loan losses | **(11,767)** | (8,561) |
| Net Loans Receivable | **1,256,584** | 1,005,152 |
| Mortgage-backed securities available for sale (amortized cost; 2011 $1,032,407; 2010 $673,414) | **1,060,247** | 703,455 |
| Mortgage-backed securities held to maturity (estimated fair value; 2011 $1,416; 2010 $1,754) | **1,345** | 1,700 |
| Premises and equipment | **39,556** | 34,989 |
| Federal Home Loan Bank of New York stock | **13,560** | 12,867 |
| Interest receivable | **9,740** | 8,338 |
| Goodwill | **108,591** | 82,263 |
| Bank owned life insurance | **24,470** | 19,833 |
| Other assets | **16,323** | 5,297 |
| **Total Assets** | **$ 2,904,136** | $ 2,339,813 |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Deposits: | | |
| Non-interest bearing | $ **143,087** | $ 53,709 |
| Interest-bearing | **2,006,266** | 1,569,853 |
| Total Deposits | **2,149,353** | 1,623,562 |
| Borrowings | **247,642** | 210,000 |
| Advance payments by borrowers for taxes | **5,794** | 5,699 |
| Deferred income tax liabilities, net | **1,669** | 4,391 |
| Other liabilities | **11,804** | 10,235 |
| **Total Liabilities** | **2,416,262** | 1,853,887 |
| **Stockholders' Equity** | | |
| Preferred stock, $0.10 par value; 25,000,000 shares authorized; none issued and outstanding | **-** | - |
| Common stock, $0.10 par value; 75,000,000 shares authorized; 72,737,500 shares issued; 2011 67,851,077 outstanding; 2010 68,344,277 outstanding | **7,274** | 7,274 |
| Paid-in capital | **215,258** | 213,529 |
| Retained earnings | **317,354** | 312,844 |
| Unearned Employee Stock Ownership Plan shares; 2011 824,352 shares; 2010 969,828 shares | **(8,244)** | (9,698) |
| Treasury stock, at cost; 2011 4,886,423 shares; 2010 4,393,223 shares | **(59,200)** | (54,738) |
| Accumulated other comprehensive income | **15,432** | 16,715 |
| **Total Stockholders' Equity** | **487,874** | 485,926 |
| **Total Liabilities and Stockholders' Equity** | **$ 2,904,136** | $ 2,339,813 |

*See notes to consolidated financial statements.*

## Consolidated Statements of Income

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In Thousands, Except Per Share Data) | | |
| **Interest Income** | | | |
| Loans | $ 63,553 | $ 58,129 | $ 60,559 |
| Mortgage-backed securities | 29,972 | 30,450 | 34,944 |
| Securities: | | | |
| Taxable | 4,892 | 3,070 | 408 |
| Tax-exempt | 1,050 | 631 | 634 |
| Other interest-earning assets | 909 | 828 | 1,363 |
| **Total Interest Income** | 100,376 | 93,108 | 97,908 |
| **Interest Expense** | | | |
| Deposits | 23,913 | 28,089 | 35,694 |
| Borrowings | 8,303 | 8,232 | 8,506 |
| **Total Interest Expense** | 32,216 | 36,321 | 44,200 |
| **Net Interest Income** | 68,160 | 56,787 | 53,708 |
| **Provision for Loan Losses** | 4,628 | 2,616 | 317 |
| **Net Interest Income after Provision for Loan Losses** | 63,532 | 54,171 | 53,391 |
| **Non-Interest Income** | | | |
| Fees and service charges | 2,027 | 1,422 | 1,415 |
| Gain (loss) on sale of securities | 749 | 509 | (415) |
| Other-than-temporary security impairment: | | | |
| Total | - | (446) | (988) |
| Less: Portion recognized in other comprehensive income | - | 240 | 274 |
| Portion recognized in earnings | - | (206) | (714) |
| Gain on sale of loans | 539 | - | - |
| Income from bank owned life insurance | 708 | 566 | 558 |
| Electronic banking fees and charges | 724 | 406 | 387 |
| Miscellaneous | 32 | 1 | 288 |
| **Total Non-Interest Income** | 4,779 | 2,698 | 1,519 |
| **Non-Interest Expenses** | | | |
| Salaries and employee benefits | 31,105 | 26,936 | 25,449 |
| Net occupancy expense of premises | 5,527 | 4,172 | 4,132 |
| Equipment and systems | 6,053 | 4,429 | 4,486 |
| Advertising | 1,016 | 907 | 900 |
| Federal deposit insurance premium | 2,307 | 1,307 | 1,864 |
| Directors' compensation | 1,153 | 2,213 | 2,200 |
| Merger-related expenses | 3,474 | 373 | - |
| Miscellaneous | 5,539 | 4,757 | 4,891 |
| **Total Non-Interest Expenses** | 56,174 | 45,094 | 43,922 |
| **Income before Income Taxes** | 12,137 | 11,775 | 10,988 |
| **Income Taxes** | 4,286 | 4,963 | 4,597 |
| **Net Income** | $ 7,851 | $ 6,812 | $ 6,391 |
| **Net Income per Common Share (EPS)** | | | |
| Basic and Diluted | $ 0.12 | $ 0.10 | $ 0.09 |
| **Weighted Average Number of Common Shares Outstanding** | | | |
| Basic and Diluted | 67,118 | 67,920 | 68,710 |

*See notes to consolidated financial statements.*

## Kearny Financial Corp. and Subsidiaries

### Consolidated Statements of Changes in Stockholders' Equity
**Years Ended June 30, 2011, 2010 and 2009**

| | Common Stock | | Paid in Capital | Retained Earnings | Unearned ESOP Shares | Treasury Stock | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| **Balance – June 30, 2008** | 70,489 | $ 7,274 | $ 203,266 | $ 307,186 | $ (12,608) | $ (32,023) | $ (1,724) | $ 471,371 |
| Comprehensive income: | | | | | | | | |
| Net income | - | - | - | 6,391 | - | - | - | 6,391 |
| Realized loss on securities available for sale, net of income tax of $170 | - | - | - | - | - | - | 245 | 245 |
| Unrealized gain on securities available for sale, net of deferred income tax of $6,821 | - | - | - | - | - | - | 9,925 | 9,925 |
| Non-credit related other-than-temporary impairment losses on securities held to maturity, net of income tax of $113 | - | - | - | - | - | - | (161) | (161) |
| Benefit plan, net of deferred income tax of $116 | - | - | - | - | - | - | 184 | 184 |
| **Total comprehensive income** | | | | | | | | 16,584 |
| Adjustment to initially apply benefit plan measurement date provisions, net of income tax benefit of $34 | - | - | - | (66) | - | - | 16 | (50) |
| Cumulative-effect adjustment to initially apply split-dollar life insurance guidance | - | - | - | (480) | - | - | - | (480) |
| Cumulative-effect adjustment to initially apply security impairment guidance, net of income tax benefit of $115 | - | - | - | 165 | - | - | (165) | - |
| ESOP shares committed to be released (144 shares) | - | - | 236 | - | 1,455 | - | - | 1,691 |
| Dividends contributed for payment of ESOP loan | - | - | 81 | - | - | - | - | 81 |
| Stock option expense | - | - | 1,906 | - | - | - | - | 1,906 |
| Treasury stock purchases | (1,247) | - | - | - | - | (13,962) | - | (13,962) |
| Restricted stock plan shares earned (251 shares) | - | - | 3,086 | - | - | - | - | 3,086 |
| Tax effect from stock-based compensation | - | - | 2 | - | - | - | - | 2 |
| Cash dividends declared ($0.20/public share) | - | - | - | (3,509) | - | - | - | (3,509) |
| **Balance – June 30, 2009** | 69,242 | $ 7,274 | $ 208,577 | $ 309,687 | $ (11,153) | $ (45,985) | $ 8,320 | $ 476,720 |

*See notes to consolidated financial statements.*

# *Kearny Financial Corp. and Subsidiaries*

## Consolidated Statements of Changes in Stockholders' Equity

### Years Ended June 30, 2011, 2010 and 2009

| | Common Stock | | Paid in Capital | Retained Earnings | Unearned ESOP Shares | Treasury Stock | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| **Balance – June 30, 2009** | 69,242 | $ 7,274 | $ 208,577 | $ 309,687 | $ (11,153) | $ (45,985) | $ 8,320 | $ 476,720 |
| Comprehensive income: | | | | | | | | |
| Net income | - | - | - | 6,812 | - | - | - | 6,812 |
| Realized gain on securities available for sale, net of income tax of $634 | - | - | - | - | - | - | (911) | (911) |
| Unrealized gain on securities available for sale, net of deferred income tax of $6,171 | - | - | - | - | - | - | 8,925 | 8,925 |
| Non-credit related other-than-temporary impairment on securities held to maturity sold, net of deferred income tax of $228 | - | - | - | - | - | - | 326 | 326 |
| Benefit plan, net of deferred income tax of $36 | - | - | - | - | - | - | 55 | 55 |
| **Total comprehensive income** | | | | | | | | 15,207 |
| ESOP shares committed to be released (145 shares) | - | - | 30 | - | 1,455 | - | - | 1,485 |
| Dividends contributed for payment of ESOP loan | - | - | 107 | - | - | - | - | 107 |
| Stock option expense | - | - | 1,907 | - | - | - | - | 1,907 |
| Treasury stock purchases | (898) | - | - | - | - | (8,753) | - | (8,753) |
| Restricted stock plan shares earned (251 shares) | - | - | 3,084 | - | - | - | - | 3,084 |
| Tax effect from stock-based compensation | - | - | (176) | - | - | - | - | (176) |
| Cash dividends declared ($0.20/public share) | - | - | - | (3,355) | - | - | - | (3,355) |
| Cash dividend to Kearny MHC | - | - | - | (300) | - | - | - | (300) |
| **Balance – June 30, 2010** | 68,344 | $ 7,274 | $ 213,529 | $ 312,844 | $ (9,698) | $ (54,738) | $ 16,715 | $ 485,926 |

*See notes to consolidated financial statements.*

# *Kearny Financial Corp. and Subsidiaries*

## Consolidated Statements of Changes in Stockholders' Equity

### Years Ended June 30, 2011, 2010 and 2009

| | Common Stock | | Paid in Capital | Retained Earnings | Unearned ESOP Shares | Treasury Stock | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| **Balance – June 30, 2010** | 68,344 | $ 7,274 | $ 213,529 | $ 312,844 | $ (9,698) | $ (54,738) | $ 16,715 | $ 485,926 |
| Comprehensive income: | | | | | | | | |
| Net income | - | - | - | 7,851 | - | - | - | 7,851 |
| Realized gain on securities available for sale, net of income tax of $319 | - | - | - | - | - | - | (458) | (458) |
| Unrealized loss on securities available for sale, net of deferred income tax of $593 | - | - | - | - | - | - | (840) | (840) |
| Benefit plan, net of deferred income tax of $12 | - | - | - | - | - | - | 15 | 15 |
| **Total comprehensive income** | | | | | | | | 6,568 |
| ESOP shares committed to be released (145 shares) | - | - | (131) | - | 1,454 | - | - | 1,323 |
| Dividends contributed for payment of ESOP loan | - | - | 141 | - | - | - | - | 141 |
| Stock option expense | - | - | 719 | - | - | - | - | 719 |
| Treasury stock purchases | (493) | - | - | - | - | (4,462) | - | (4,462) |
| Restricted stock plan shares earned (115 shares) | - | - | 1,240 | - | - | - | - | 1,240 |
| Tax effect from stock-based compensation | - | - | (240) | (124) | - | - | - | (364) |
| Cash dividends declared ($0.20/public share) | - | - | - | (3,217) | - | - | - | (3,217) |
| **Balance – June 30, 2011** | 67,851 | $ 7,274 | $ 215,258 | $ 317,354 | $ (8,244) | $ (59,200) | $ 15,432 | $ 487,874 |

*See notes to consolidated financial statements.*

# *Kearny Financial Corp. and Subsidiaries*

## Consolidated Statements of Cash Flows

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In Thousands) | |
| **Cash Flows from Operating Activities** | | | |
| Net income | **$ 7,851** | $ 6,812 | $ 6,391 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization of premises and equipment | **2,214** | 1,745 | 1,777 |
| Net amortization of premiums, discounts and loan fees and costs | **3,069** | 952 | 722 |
| Deferred income taxes | **1,245** | (15) | 673 |
| Amortization of intangible assets | **96** | 22 | 29 |
| Amortization of benefit plans' unrecognized net loss, net of gain from curtailment | **68** | 143 | 207 |
| Provision for loan losses | **4,628** | 2,616 | 317 |
| Realized (gain) loss on sale of securities available for sale | **(777)** | - | 415 |
| Realized gain on sale of mortgage-backed securities available for sale | **-** | (1,545) | - |
| Realized loss on sale of mortgage-backed securities held to maturity | **28** | 1,036 | - |
| Realized gain on sale of loans | **(539)** | - | - |
| Proceeds from sale of loans | **8,169** | - | - |
| Loss on other-than-temporary impairment of securities | **-** | 206 | 714 |
| Realized gain on sale of deposits | **-** | - | (132) |
| Realized loss on disposition of premises and equipment | **-** | 13 | 7 |
| Increase in cash surrender value of bank owned life insurance | **(708)** | (566) | (558) |
| ESOP, stock option plan and restricted stock plan expenses | **3,282** | 6,476 | 6,683 |
| Realized loss (gain) on sale, net of write down of real estate owned | **81** | (8) | - |
| Decrease (increase) in interest receivable | **685** | (101) | 712 |
| Decrease (increase) in other assets | **1,513** | (4,021) | 170 |
| (Decrease) increase in interest payable | **(223)** | 13 | (72) |
| (Decrease) increase in other liabilities | **(1,893)** | (1,059) | 2,101 |
| **Net Cash Provided by Operating Activities** | **$ 28,789** | $ 12,719 | $ 20,156 |

*See notes to consolidated financial statements.*

## Consolidated Statements of Cash Flows

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | (In Thousands) | |
| **Cash Flows from Investing Activities** | | | |
| Proceeds from sales of securities available for sale | **$ 26,459** | $ - | $ 1,353 |
| Proceeds from calls and maturities of securities available for sale | **54,891** | - | 35 |
| Proceeds from repayments of securities available for sale | **1,193** | 699 | 872 |
| Purchases of securities held to maturity | **(68,873)** | (265,000) | - |
| Proceeds from calls and maturities of securities held to maturity | **248,362** | 10,000 | - |
| Proceeds from repayments of securities held to maturity | **670** | - | - |
| Purchases of loans | **(4,366)** | (31,216) | (67,698) |
| Net decrease in loans receivable | **81,856** | 62,091 | 49,348 |
| Proceeds from sale of real estate owned | **690** | 495 | - |
| Proceeds from insurance claim on real estate owned | **82** | - | - |
| Purchases of mortgage-backed securities available for sale | **(539,201)** | (224,643) | (77,364) |
| Principal repayments on mortgage-backed securities available for sale | **210,287** | 182,836 | 137,741 |
| Proceeds from sale of mortgage-backed securities available for sale | **-** | 34,215 | - |
| Principal repayments on mortgage-backed securities held to maturity | **315** | 932 | 780 |
| Proceeds from sale of mortgage-backed securities held to maturity | **34** | 1,124 | - |
| Additions to premises and equipment | **(1,661)** | (1,258) | (2,328) |
| Proceeds from cash settlement on premises and equipment | **31** | 6 | - |
| Purchase of bank owned life insurance | **-** | (3,000) | - |
| Purchases of FHLB stock | **(2,250)** | - | (459) |
| Redemptions of FHLB stock | **2,752** | 83 | 585 |
| Cash paid in merger, net of cash acquired | **(24,529)** | - | - |
| **Net Cash (Used in) Provided by Investing Activities** | **(13,258)** | (232,636) | 42,865 |
| **Cash Flows from Financing Activities** | | | |
| Net increase in deposits | **49,952** | 202,344 | 50,615 |
| Payment in connection with sale of deposits | **-** | - | (8,254) |
| Repayment of long-term FHLB advances | **(10,046)** | - | (8,000) |
| Decrease in short-term borrowings | **(1,301)** | - | - |
| Repayment of subordinated debentures | **(5,155)** | - | - |
| Increase (decrease) in advance payments by borrowers for taxes | **95** | (15) | (135) |
| Dividends paid to stockholders of Kearny Financial Corp. | **(3,233)** | (3,693) | (3,566) |
| Purchase of common stock of Kearny Financial Corp. for treasury | **(4,462)** | (8,753) | (13,962) |
| Dividends contributed for payment of ESOP loan | **141** | 107 | 81 |
| Tax (expense) benefit from stock based compensation | **(364)** | (176) | 2 |
| **Net Cash Provided by Financing Activities** | **25,627** | 189,814 | 16,781 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | **41,158** | (30,103) | 79,802 |
| **Cash and Cash Equivalents - Beginning** | **181,422** | 211,525 | 131,723 |
| **Cash and Cash Equivalents - Ending** | **$ 222,580** | $181,422 | $211,525 |

*See notes to consolidated financial statements.*

## Consolidated Statements of Cash Flows

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | (In Thousands) | |
| **Supplemental Disclosures of Cash Flows Information** | | | |
| Cash paid during the year for: | | | |
| Income taxes, net of refunds | **$ 3,603** | $ 4,606 | $ 3,854 |
| Interest | **$ 32,439** | $ 36,308 | $ 44,272 |
| Non-cash investing activities: | | | |
| Real estate owned acquired in settlement of loans | **$ 7,046** | $ 543 | $ - |
| Mortgage-backed securities held to maturity received in exchange for equity security available for sale | **$ -** | $ - | $ 5,972 |
| Fair vale of assets acquired, net of cash and cash equivalents acquired | **$ 559,316** | $ - | $ - |
| Fair value of liabilities assumed | **$ 534,787** | $ - | $ - |

*See notes to consolidated financial statements.*

## Note 1 - Summary of Significant Accounting Policies

### Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of Kearny Financial Corp. (the "Company"), its wholly-owned subsidiaries, Kearny Federal Savings Bank (the "Bank") and Kearny Financial Securities, Inc., and the Bank's wholly-owned subsidiaries, KFS Financial Services, Inc., KFS Investment Corp. and CJB Investment Corp., including CJB Investment Corp.'s wholly owned subsidiary, Central Delaware Investment Corp. The Company conducts its business principally through the Bank. Management prepared the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, including the elimination of all significant inter-company accounts and transactions during consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the evaluation of goodwill for impairment, identification of other-than-temporary impairment of securities and the determination of the amount of deferred tax assets which are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, impairment testing of goodwill and evaluation for other-than-temporary impairment of securities are done in accordance with GAAP; and deferred tax assets are properly recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Moreover, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments about information available to them at the time of their examination. Additionally, subsequent evaluations of the Company's goodwill that originated from the application of purchase accounting associated with the Company's prior acquisition of four community banks, could identify impairments to the intangible asset that would result in future charges to earnings. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

### Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Bank. The Bank is principally engaged in the business of attracting deposits from the general public at its 40 locations in New Jersey and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Loans originated or purchased by the Bank generally include loans collateralized by residential and commercial real estate augmented by secured and unsecured loans to businesses and consumers. The investment securities purchased by the Bank generally include U.S. agency mortgage-backed securities, U.S. government and agency debentures and bank-qualified municipal obligations. The Bank maintains a small balance of single issuer trust preferred securities and non-agency mortgage-backed securities which were acquired through the Company's purchase of other institutions and does not actively purchase such securities.

The Company's other subsidiary, Kearny Financial Securities, Inc., was organized in April 2005 under Delaware law as a Delaware Investment Company primarily to hold investment and mortgage-backed securities. At June 30, 2011 and during the three-year period then ended, Kearny Financial Securities, Inc. was considered inactive.

**Note 1 - Summary of Significant Accounting Policies (continued)**

The Bank has three wholly owned subsidiaries: KFS Financial Services, Inc., KFS Investment Corp. and CJB Investment Corp. KFS Financial Services, Inc. was incorporated as a New Jersey corporation in 1994 under the name of South Bergen Financial Services, Inc., was acquired in Kearny's merger with South Bergen Savings Bank in 1999 and was renamed KFS Financial Services, Inc. in 2000. It is a service corporation subsidiary organized for selling insurance products to Bank customers and the general public through a third party networking arrangement.

KFS Investment Corp. was organized in October 2007 under New Jersey law as a New Jersey Investment Company. At June 30, 2011 and during the three-year period then ended, KFS Investment Corp. was considered inactive.

CJB Investment Corp. and its wholly-owned subsidiary, Central Delaware Investment Corp. were acquired by the Bank through the Company's acquisition of Central Jersey Bancorp in November 2010. CJB Investment Corp was organized under New Jersey law as a New Jersey Investment Company while Central Delaware Investment Corp. was organized as an investment company organized and operated under Delaware state law.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks, all with original maturities of three months or less.

**Securities**

In accordance with applicable accounting standards, the Company classifies its investment securities into one of three portfolios: held to maturity, available for sale or trading. Investments in debt securities that we have the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities or as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income ("OCI") component of stockholders' equity.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are "temporary" or "other-than-temporary".

The Company accounts for temporary impairments based upon their classification as either available for sale, held to maturity or managed within a trading portfolio. Temporary impairments on "available for sale" securities are recognized, on a tax-effected basis, through OCI with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, the Company does not adjust the carrying value of "held to maturity" securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is generally disclosed in periodic financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, the Company maintained no securities in trading portfolios at or during the periods presented in these financial statements.

**Note 1 - Summary of Significant Accounting Policies (continued)**

The Company accounts for other-than-temporary impairments based upon several considerations. First, other-than-temporary impairments on securities that the Company has decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of their fair value to a level equal to or exceeding their amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of the securities' sale are applicable, then, for debt securities, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. A credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related, other-than-temporary impairments in earnings. However, noncredit-related, other-than-temporary impairments on debt securities are recognized in OCI.

Premiums and discounts on all securities are generally amortized/accreted to maturity by use of the level-yield method considering the impact of principal amortization and prepayments on mortgage-backed securities. Premiums on callable securities are generally amortized to the call date whereas discounts on such securities are accreted to the maturity date. Gain or loss on sales of securities is based on the specific identification method.

**Concentration of Risk**

Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist of cash and cash equivalents, loans receivable and mortgage-backed securities. Cash and cash equivalents include deposits placed in other financial institutions. At June 30, 2011, the Company had cash and cash equivalents of $222.6 million comprising funds on deposit at other institutions totaling $214.1 million and other cash-related items, consisting primarily of vault cash, totaling $8.5 million. Cash and equivalents on deposit at other institutions at June 30, 2011 comprised of $155.9 million held by the Federal Home Loan Bank ("the FHLB") of New York, $19.1 million held by the Federal Reserve ("FRB") and a total of $39.1 million held at a total of five institutions with the two largest aggregate relationships representing funds deposits in two U.S. domestic money center banks totaling $35.5 million and $2.8 million, respectively, at June 30, 2011.

Securities include concentrations of investments backed by U.S. government agencies, including the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Government National Mortgage Association ("Ginnie Mae") and the Small Business Administration ("SBA"). Lesser concentration risk exists in the Bank's municipal obligations, non-agency mortgage-backed securities and single issuer trust preferred securities due to comparatively lower total balances of such securities held by the Bank and the variety of issuers represented. The Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the state. Additionally, the Bank's lending policies limit the amount of credit extended to any single borrower and their related interests thereby limiting the concentration of credit risk to any single borrower.

**Loans Receivable**

Loans receivable, net are stated at unpaid principal balances, net of deferred loan origination fees and costs, purchased discounts and premiums and the allowance for loan losses. Certain direct loan origination costs net of loan origination fees, are deferred and amortized, using the level-yield method, as an adjustment of yield over the contractual lives of the related loans. Unearned premiums and discounts are amortized or accreted by use of the level-yield method over the contractual lives of the related loans.

**Note 1 - Summary of Significant Accounting Policies (continued)**

**Acquired Loans**

Loans that we acquire in acquisitions subsequent to January 1, 2009 are recorded at fair value with no carryover of the related allowance for credit losses. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest.

The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized into interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable discount. The nonaccretable discount represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require us to evaluate the need for an allowance for credit losses. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable discount which we then reclassify as accretable discount that is recognized into interest income over the remaining life of the loan using the interest method. Our evaluation of the amount of future cash flows that we expect to collect is performed in a similar manner as that used to determine our allowance for credit losses. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable discount portion of the fair value adjustment.

Acquired loans that met the criteria for nonaccrual of interest prior to the acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if we can reasonably estimate the timing and amount of the expected cash flows on such loans and if we expect to fully collect the new carrying value of the loans. As such, we may no longer consider the loan to be nonaccrual or nonperforming and may accrue interest on these loans, including the impact of any accretable discount.

**Past Due Loans**

A loan's "past due" status is generally determined based upon its "P&I delinquency" status in conjunction with its "past maturity" status, where applicable. A loan's "P&I delinquency" status is based upon the number of calendar days between the date of the earliest P&I payment due and the "as of" measurement date. A loan's "past maturity" status, where applicable, is based upon the number of calendar days between a loan's contractual maturity date and the "as of" measurement date. Based upon the larger of these criteria, loans are categorized into the following "past due" tiers for financial statement reporting and disclosure purposes: Current (including 1-29 days past due), 30-59 days past due, 60-89 days and 90 or more days.

**Nonaccrual Loans**

Loans are generally placed on nonaccrual status when contractual payments become 90 days or more past due, and are otherwise placed on nonaccrual when the Company does not expect to receive all P&I payments owed substantially in accordance with the terms of the loan agreement. Loans that become 90 days past maturity, but remain non-delinquent with regard to ongoing P&I payments may remain on accrual status if: (1) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the loan agreement, past maturity status notwithstanding, and (2) the borrower is working actively and cooperatively with the Company to remedy the past maturity status through an expected refinance, payoff or modification of the loan agreement that is not expected to result in a troubled debt restructuring ("TDR") classification. All TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of past due status. The sum of nonaccrual loans plus accruing loans that are 90 days or more past due are generally defined as "nonperforming loans".

**Note 1 - Summary of Significant Accounting Policies (continued)**

Payments received in cash on nonaccrual loans, including both the principal and interest portions of those payments, are generally applied to reduce the carrying value of the loan for financial statement purposes. When a loan is returned to accrual status, any accumulated interest payments previously applied to the carrying value of the loan during its nonaccrual period are recognized as interest income.

Loans that are not considered to be TDRs are generally returned to accrual status when payments due are brought current and the Company expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement. Non-TDR loans may also be returned to accrual status when a loan's payment status falls below 90 days past due and the Company: (1) expects receipt of the remaining past due amounts within a reasonable timeframe, and (2) expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement. TDRs may be returned to accrual status if (1) the borrower has paid timely P&I payments in accordance with the terms of the restructured loan agreement for no less than six consecutive months after restructuring, and (2) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the restructured loan agreement.

**Classification of Assets**

In compliance with the regulatory guidelines, the Company's loan review system includes an evaluation process through which certain loans exhibiting adverse credit quality characteristics are classified "Special Mention", "Substandard", "Doubtful" or "Loss". It is our policy to review the loan portfolio in accordance with regulatory classification procedures, generally on a monthly basis.

An asset is classified as "Substandard" if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified as "Substandard", with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets, or portions thereof, classified as "Loss" are considered uncollectible or of so little value that their continuance as assets is not warranted.

Management evaluates loans classified as substandard or doubtful for impairment in accordance with applicable accounting requirements. Impairment identified through these evaluations are classified as "Loss" through which either a specific valuation allowance equal to 100% of the impairment is established or the loan is charged off. In general, loans that are classified as "Loss" in their entirety are charged off directly against the allowance for loan loss. In a limited number of cases, the net carrying value of an impaired loan may be classified as "Loss" based on regulatory expectations supported by a collateral-dependent impairment analysis. However, the borrower's adherence to contractual repayment terms precludes the recognition of an actual charge off. In these limited cases, a specific valuation allowance equal to 100% of the impaired loan's carrying value may be maintained against the net carrying value of the asset.

More typically, the Company's impaired loans with impairment are characterized by "split classifications" (ex. Substandard/Loss) with charge offs being recorded against the allowance for loan loss at the time such losses are realized. For loans primarily secured by real estate, which comprise over 90% of the Company's loan portfolio at June 30, 2011, the recognition of impairments as "charge offs" typically coincides with the foreclosure of the property securing the impaired loan at which time the property is brought into real estate owned at its fair value, less estimated selling costs, and any portion of the loan's carrying value in excess of that amount is charged off against the ALLL.

**Note 1 - Summary of Significant Accounting Policies (continued)**

Assets which do not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but have some credit deficiencies or other potential weaknesses are designated as "Special Mention" by management. Adversely classified assets, together with those rated as "Special Mention", are generally referred to as "Classified Assets". Non-classified assets are internally rated as either "Pass" or "Watch" with the latter denoting a potential deficiency or concern that warrants increased oversight or tracking by management until remediated.

Management performs a classification of assets review, including the regulatory classification of assets, generally on a monthly basis. The results of the classification of assets review are validated by the Company's third party loan review firm during their quarterly, independent review. In the event of a difference in rating or classification between those assigned by the internal and external resources, the Company will generally utilize the more critical or conservative rating or classification. Final loan ratings and regulatory classifications are presented monthly to the Board of Directors and are reviewed by regulators during the examination process.

**Allowance for Loan Losses**

The allowance for loan losses is a valuation account that reflects the Company's estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the Company's loan review system. The Company charges losses on loans against the allowance as such losses are actually incurred. Recoveries on loans previously charged-off are added back to the allowance.

The Company's allowance for loan loss calculation methodology utilizes a "two-tier" loss measurement process that is performed monthly. Based upon the results of the classification of assets and credit file review processes described earlier, the Company first identifies the loans that must be reviewed individually for impairment. Factors considered in identifying individual loans to be reviewed include, but may not be limited to, classification status, past due and/or nonaccrual status, size of loan, type and condition of collateral and the financial condition of the borrower.

Traditionally, the loans considered by the Company to be eligible for individual impairment review have generally represented its larger and/or more complex loans including its commercial mortgage loans, comprising multi-family and nonresidential real estate loans, as well as its construction loans and commercial business loans. Residential mortgage loans were generally considered "homogeneous" loan types and were only selectively evaluated for impairment based upon certain risk factors. For example, the risk characteristics of certain residential mortgage loan portfolios purchased from other loan originators were considered sufficient to warrant individual impairment analysis of the nonperforming loans within those portfolios.

During fiscal 2011, the Company expanded the scope of loans that it considers eligible for individual impairment review to now include all one-to-four family mortgage loans as well as its home equity loans and home equity lines of credit. Expanding the scope of loans individually evaluated for impairment in this manner did not have a material impact on the Company's allowance for loan loss calculations nor the reported level of its impaired loans.

A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management measures the amount of impairment associated with that loan.

**Note 1 - Summary of Significant Accounting Policies (continued)**

In measuring the impairment associated with collateral dependent loans, the fair value of the real estate collateralizing the loan is generally used as a measurement proxy for that of the impaired loan itself as a practical expedient. Such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser.

The Company generally obtains independent appraisals on properties securing mortgage loans when such loans are initially placed on nonperforming status with such values updated approximately every six to twelve months thereafter throughout the foreclosure process. Appraised values are typically updated at the point of foreclosure and approximately every six to twelve months thereafter while the repossessed property is held as real estate owned.

As supported by accounting and regulatory guidance, the Company reduces the fair value of the collateral by estimated selling costs, such as real estate brokerage commissions, to measure impairment when such costs are expected to reduce the cash flows available to repay the loan.

The Company establishes specific valuation allowances in the fiscal period during which the loan impairments are identified. The results of management's specific loan impairment evaluation are validated by the Company's third party loan review firm during their quarterly, independent review. Such valuation allowances are adjusted in subsequent fiscal periods, where appropriate, to reflect any changes in carrying value or fair value identified during subsequent impairment evaluations which are updated monthly by management.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise reviewed individually for impairment. Such loans include groups of smaller-balance homogeneous loans that may generally be excluded from individual impairment analysis, and therefore collectively evaluated for impairment, as well as the non-impaired portion of those loans within categories that are otherwise eligible for individual impairment review.

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company's loan portfolio. These segments aggregate homogeneous subsets of loans with similar risk characteristics based upon loan type. For allowance for loan loss calculation and reporting purposes, the Company currently stratifies its loan portfolio into five primary categories: residential mortgage loans, commercial mortgage loans, construction loans, commercial business loans and consumer loans. Within the consumer loan category, the Company distinguishes between home equity loans, home equity lines of credit and other consumer loans. Beyond these primary categories, the Company further delineates commercial business loans into secured and unsecured loans while loans may also be identified and grouped based on origination source to distinguish those with unique risk characteristics associated with certain purchased loans and participations.

In regard to historical loss factors, the Company's allowance for loan loss calculation calls for an analysis of historical charge-offs and recoveries for each of the defined segments within the loan portfolio. The Company currently utilizes a two-year moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. The outstanding principal balance of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company's historical loss experience.

**Note 1 - Summary of Significant Accounting Policies (continued)**

The timeframe between when loan impairment is first identified by the Company and when such impairment is ultimately charged off varies by loan type due to the applicable collection, foreclosure and/or collateral repossession processes and timeframes. For example, unsecured consumer and commercial loans are classified as "loss" at 120 days past due and are generally charged off at that time.

By contrast, the Company's secured loans are primarily comprised of residential and nonresidential mortgage loans and commercial/business loans secured by properties located in New Jersey where the foreclosure process currently takes 24-36 months to complete. As noted above, impairment is first measured at the time the loan is initially classified as nonperforming, which generally coincides with initiation of the foreclosure process. However, such impairment measurements are updated at least quarterly which may result in the identification of additional impairment and loss classifications arising from deteriorating collateral values or other factors effecting the estimated fair value of collateral-dependent loans. Charge offs of the cumulative portion of secured loans classified as loss, where applicable, are generally recognized upon completion of foreclosure at which time: (a) the property is brought into real estate owned at its fair value, less estimated selling costs, (b) any portion of the loan's carrying value in excess of that amount is charged off against the ALLL, and (c) the historical loss factors used in the Company's ALLL calculations are updated to reflect that actual loss.

Accordingly, the historical loss factors used in the Company's allowance for loan loss calculations do not reflect the probable losses on impaired loans until such time that the losses are realized as charge offs. Consideration of these probable losses in the Company's historical loss factors would otherwise increase the portion of the allowance for loan losses attributable to such factors. However, the environmental loss factors utilized by the Company in its allowance for loan loss calculation methodology, as described below, generally serve to recognize the probable losses within the portfolio that have not yet been realized as charge offs.

Inasmuch as impairment is generally first measured concurrent with an eligible loan's initial classification as "nonperforming", as described earlier, the timeframes between "nonperforming classification and charge off" and "initial impairment/loss measurement and charge off" are generally consistent.

As noted, the second tier of the Company's allowance for loan loss calculation also utilizes environmental loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in nonperforming loans; the effects of changes in credit policy; the experience, ability and depth of the lending function's management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. For each category of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk). The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each category. The outstanding principal balance of each loan category is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

**Note 1 - Summary of Significant Accounting Policies (continued)**

In evaluating the impact of the level and trends in nonperforming loans on environmental loss factors, the Company first broadly considers the occurrence and overall magnitude of prior losses recognized on such loans over an extended period of time. For this purpose, losses are considered to include both direct charge offs as well as the portions of impaired assets classified as loss for which specific valuation allowances have been recognized through provisions to the allowance for loan losses. To the extent that prior losses have generally been recognized on nonperforming loans within a category, a basis is established to recognize existing losses on loans collectively evaluated for impairment based upon the current levels of nonperforming loans within that category. Conversely, the absence of material prior losses attributable to delinquent or nonperforming loans within a category may significantly diminish, or even preclude, the consideration of the level of nonperforming loans in the calculation of the environmental loss factors attributable to that category of loans.

Once the basis for considering the level of nonperforming loans on environmental loss factors is established, the Company then considers the current dollar amount of nonperforming loans by loan type in relation to the total outstanding balance of loans within the category. A greater portion of nonperforming loans within a category in relation to the total suggests a comparatively greater level of risk and expected loss within that loan category and vice-versa.

In addition to considering the current level of nonperforming loans in relation to the total outstanding balance for each category, the Company also considers the degree to which those levels have changed from period to period. A significant and sustained increase in nonperforming loans over a 12-24 month period suggests a growing level of expected loss within that loan category and vice-versa.

As noted above, the Company considers these factors in a qualitative, rather than quantitative fashion when ascribing the risk value, as described above, to the level and trends of nonperforming loans that is applicable to a particular loan category. As with all environmental loss factors, the risk value assigned ultimately reflects the Company's best judgment as to the level of expected losses on loans collectively evaluated for impairment.

The sum of the probable and estimable loan losses calculated through the first and second tiers of the loss measurement processes as described above, represents the total targeted balance for the Company's allowance for loan losses at the end of a fiscal period. As noted earlier, the Company establishes all additional specific valuation allowances in the fiscal period during which additional loan impairments are identified. This step is generally performed by transferring the required additions to specific valuation allowances on impaired loans from the balance of the Company's general valuation allowances. After establishing all specific valuation allowances relating to impaired loans, the Company then compares the remaining actual balance of its general valuation allowance to the targeted balance calculated at the end of the fiscal period. The Company adjusts its balance of general valuation allowances through the provision for loan losses as required to ensure that the balance of the allowance for loan losses reflects all probable and estimable loans losses at the close of the fiscal period. Any balance of general valuation allowances in excess of the targeted balance is reported as unallocated with such balances attributable to probable losses within the loan portfolio relating to environmental factors within one or more non-specified loan segments. Notwithstanding calculation methodology and the noted distinction between specific and general valuation allowances, the Company's entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.

**Note 1 - Summary of Significant Accounting Policies (continued)**

The labels "specific" and "general" used herein to define and distinguish the Company's valuation allowances have substantially the same meaning as those used in the regulatory nomenclature applicable to the valuation allowances of insured financial institutions. As such, the portion of the allowance for loan losses categorized herein as "general valuation allowance" is considered "supplemental capital" for the regulatory capital calculations applicable to the Company and its wholly owned bank subsidiary. By contrast, the Company's "specific valuation allowance" maintained against impaired loans is excluded from all forms of regulatory capital and is instead netted against the balance of the applicable assets for regulatory reporting purposes.

Although management believes that specific and general loan losses are established in accordance with management's best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

**Premises and Equipment**

Land is carried at cost. Buildings and improvements, furnishings and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

| | Years |
|---|---|
| Building and improvements | 10 - 50 |
| Furnishings and equipment | 4 - 20 |
| Leasehold improvements | Shorter of useful lives or lease term |

Construction in progress primarily represents facilities under construction for future use in our business and includes all costs to acquire land and construct buildings, as well as capitalized interest during the construction period. Interest is capitalized at the Bank's average cost of interest-bearing liabilities.

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to operations in the year incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

**Federal Home Loan Bank Stock**

Federal law requires a member institution of the FHLB system to hold restricted stock of its district FHLB according to a predetermined formula. The restricted stock is carried at cost, less any applicable impairment.

**Note 1 - Summary of Significant Accounting Policies (continued)**

**Goodwill and Other Intangible Assets**

Goodwill and other intangible assets principally represent the excess cost over the fair value of the net assets of the institutions acquired in purchase transactions. Goodwill is evaluated annually by reporting unit and an impairment loss recorded if indicated. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. No impairment charges were required to be recorded in the years ended June 30, 2011, 2010 or 2009. If an impairment loss is determined to exist in the future, such loss will be reflected as an expense in the consolidated statements of income in the period in which the impairment loss is determined. The balance of other intangible assets at June 30, 2011 totaled $807,000 representing the remaining unamortized balance of the original core deposit intangible ascribed to the value of deposits acquired by the Bank through the Company's acquisition of Central Jersey Bancorp in November 2010.

**Bank Owned Life Insurance**

Bank owned life insurance is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset value is recorded as a component of non-interest income. Effective July 1, 2008, the Company adopted revised accounting guidance concerning accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements. The Company recognized the cumulative effect of adopting the consensus by recording a deferred liability of approximately $480,000, representing the estimated cost of postretirement life insurance benefits accruing to applicable employees and directors covered by an endorsement split-dollar life insurance arrangement, offset by an equivalent adjustment to retained earnings. The Company recorded additional expense of approximately $37,000, $39,000 and $33,000 for the years ended June 30, 2011, 2010 and 2009, respectively, attributable to the increase in the deferred liability.

**Servicing**

Loan servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the applicable accounting guidance regarding servicing assets and liabilities, servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. The Company subsequently measures each class of servicing asset using either the fair value or the amortization method. The Company has elected to initially and subsequently measure the loan servicing rights for U.S. Small Business Administration ("SBA") loans using the amortization method. Under the amortization method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date. The Company originates SBA loans and typically sells the U.S. Government guaranteed portion of the outstanding loan balance to investors, with servicing retained. Servicing rights fees, which are usually based on a percentage of the outstanding principal balance of the loan, are recorded for servicing functions. These servicing rights are recorded as other assets in the consolidated statements of financial condition. As of June 30, 2011, the balance of the Company's loan servicing assets totaled approximately $416,000.

**Note 1 - Summary of Significant Accounting Policies (continued)**

Fair value is based on market prices for comparable loan servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the servicing right and result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. Changes in valuation allowances are reported with gain/(loss) on sale of loans held-for-sale on the income statement. Fair value in excess of the carrying amount of servicing assets for that stratum is not recognized.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of loan servicing rights is netted against loan servicing fee income.

**Transfers of Financial Assets**

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

**Income Taxes**

The Company and its subsidiaries file consolidated federal income tax returns. Federal income taxes are allocated to each entity based on their respective contributions to the taxable income of the consolidated income tax returns. Separate state income tax returns are filed for the Company and each of its subsidiaries on an unconsolidated basis.

Federal and state income taxes have been provided on the basis of the Company's income or loss as reported in accordance with GAAP. The amounts reflected on the Company's state and federal income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial statement reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided for the full amount which is not more likely than not to be realized.

**Note 1 - Summary of Significant Accounting Policies (continued)**

The Company identified no significant income tax uncertainties through the evaluation of its income tax positions as of June 30, 2011. Therefore, the Company has no unrecognized income tax benefits at June 30, 2011. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statements of income. The Company recognized no interest and penalties during the years ended June 30, 2011, 2010 and 2009, respectively. The tax years subject to examination by the taxing authorities are the years ended June 30, 2010, 2009 and 2008.

**Other Comprehensive Income**

The Company records unrealized gains and losses, net of deferred income taxes, on available for sale mortgage-backed and non-mortgage-backed securities in accumulated other comprehensive income. Unrealized losses on available for sale securities recorded through OCI are generally considered "temporary" security impairments. However, the Company also records noncredit-related, "other-than-temporary" security impairments on both the available for sale and held to maturity debt securities, where applicable, through OCI in circumstances where the sale of the security is unlikely. Realized gains and losses, if any, are reclassified to non-interest income upon sale of the related securities. The Company has elected to report the effects of OCI in the consolidated statements of stockholders' equity.

OCI also includes benefit plans amounts recognized in accordance with applicable accounting standards. This adjustment to OCI reflects, net of tax, transition obligations, prior service costs and unrealized net losses that had not been recognized in the consolidated financial statements prior to the implementation of those standards.

**Interest Rate Risk**

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Taken together, these activities present interest rate risk to the Company's earnings and capital that generally arise from differences between the timing of rate changes and the timing of cash flows (re-pricing risk); from changing rate relationships among yield curves that affect bank activities (basis risk); from changing rate relationships across the spectrum of maturities (yield curve risk); and from interest-rate-related options embedded in bank products (option risk).

In particular, interest rate risk within the Bank's balance sheet results from the generally shorter duration of its interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising rate environment, liabilities will re-price faster than assets. As a result, the Bank's cost of interest-bearing liabilities will increase faster than its yield on interest-earning assets, thereby reducing the Bank's net interest rate spread and net interest margin and adversely impacting net income. A similar result occurs when the interest rate yield curve "flattens"; that is, when increases in shorter term market interest rates outpace the change in longer term market interest rates or when decreases in longer term interest rates outpace the change in shorter term interest rates. In both cases, the re-pricing characteristics of the Bank's assets and liabilities result in a decrease in the Bank's net interest rate spread and net interest margin.

Conversely, an overall reduction in market interest rates, or a "steepening" of the yield curve, generally enhances the Bank's net interest rate spread and net interest margin which, in turn, enhances net income. However, the positive effect on earnings from such movements in interest rates may be diminished as the pace of borrower refinancing increases resulting in the Company's higher yielding loans and mortgage-backed securities being replaced with lower yielding assets at an accelerated rate.

**Note 1 - Summary of Significant Accounting Policies (continued)**

For these reasons, management regularly monitors the maturity and re-pricing structure of the Bank's assets and liabilities throughout a variety of interest rate scenarios in order to measure and manage its level of interest-rate risk in relation to the goals and objectives of its strategic business plan.

**Net Income per Common Share ("EPS")**

Basic EPS is based on the weighted average number of common shares actually outstanding adjusted for the Employee Stock Ownership Plan ("the ESOP") shares not yet committed to be released. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding.

**Stock Compensation Plans**

Upon approval of the Kearny Financial Corp. 2005 Stock Compensation and Incentive Plan on October 24, 2005, the Company adopted applicable accounting standards requiring the expensing of the fair value of all options granted over their vesting periods and the fair value of all share-based compensation granted over the requisite service periods.

**Advertising Expenses**

The Company expenses advertising and marketing costs as incurred.

**Reclassification**

Certain amounts as of and for the years ended June 30, 2010 and 2009 have been reclassified to conform to the current year's presentation. These changes had no effect on the Company's results of operations.

**Subsequent Events**

The Company has evaluated events and transactions occurring subsequent to the consolidated statement of condition date of June 30, 2011, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

**Merger-related Expenses**

Merger-related expenses are recorded in the consolidated statements of income and include costs relating to Kearny Financial Corp.'s acquisition of Central Jersey Bancorp as described in Note 2 below. These charges represent one-time costs associated with acquisition activities and do not represent ongoing costs of the fully integrated combined organization. Accounting guidance requires that acquisition-related transaction and restructuring costs incurred by the Company after June 30, 2009 be charged to expense as incurred. Previously, such expenses were included as part of the consideration paid and effectively recorded as an adjustment to goodwill.

**Note 2 – Acquisition of Central Jersey Bancorp**

On November 30, 2010, the Company completed its acquisition of Central Jersey Bancorp ("Central Jersey") and its wholly owned subsidiary, Central Jersey Bank, National Association ("Central Jersey Bank"). The transaction qualified as a tax-free reorganization for federal income tax purposes. The final consideration paid in the transaction totaled $82.1 million which included $70.5 million paid to stockholders of Central Jersey at a price of $7.50 per outstanding share and $11.6 million paid to the U.S. Department of Treasury ("U.S. Treasury") for the redemption of the 11,300 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A and related warrant originally issued by Central Jersey to the U.S. Treasury under the TARP Capital Purchase Plan.

The Company accounted for the transaction using applicable accounting guidance regarding business combinations resulting in the recognition of pre-tax merger-related expenses totaling $3.5 million during the year ended June 30, 2011. The Company recognized an additional $373,000 of merger-related expenses relating to the Central Jersey acquisition during the prior fiscal year ended June 30, 2010. Additionally, the Company recorded the assets acquired and liabilities assumed through the merger at fair value as summarized in the following table (in thousands).

| | | |
|---|---|---|
| **Consideration Paid:** | | |
| Cash for outstanding shares paid to Central Jersey shareholders | $ | 70,455 |
| Cash paid to U.S. Department of Treasury for redemption of Central Jersey preferred shares and related warrant | | 11,620 |
| **Total consideration paid** | **$** | **82,075** |
| | | |
| **Recognized amounts of identifiable assets acquired and liabilities assumed, at fair value:** | | |
| Cash and cash equivalents | $ | 57,546 |
| Investment securities | | 128,948 |
| Net loans receivable | | 347,721 |
| Mortgage-backed securities | | 34,447 |
| Premises and equipment | | 5,151 |
| Federal Home Loan Bank stock | | 1,195 |
| Interest receivable | | 2,087 |
| Bank owned life insurance | | 3,929 |
| Deferred income tax assets, net | | 3,068 |
| Core deposit intangible | | 903 |
| Other assets | | 5,539 |
| Fair value of assets acquired | | 590,534 |
| | | |
| Deposits | | 476,791 |
| Federal Home Loan Bank advances | | 11,593 |
| Subordinated debentures | | 5,155 |
| Other borrowings | | 37,482 |
| Other liabilities | | 3,766 |
| Fair value of liabilities assumed | | 534,787 |
| Total identifiable net assets | | 55,747 |
| | | |
| Goodwill | | 26,328 |
| Total | $ | **82,075** |

**Note 2 – Acquisition of Central Jersey Bancorp (continued)**

The amount reported above for goodwill includes a net increase of $48,000 recorded during the quarter ended June 30, 2011. The net adjustment reflects increases to goodwill resulting from a $819,000 reduction in net deferred income tax assets acquired and a $203,000 increase in accrued expenses reflected in the fair value of other liabilities assumed. These adjustments to goodwill were partially offset by a net increase of $71,000 in the fair value of other assets acquired resulting from the recognition of $155,000 in miscellaneous receivables that was partially offset by an $84,000 reduction in the value of the loan servicing asset acquired. Finally, the change in goodwill during the quarter ended June 30, 2011 also reflected the recognition of a core deposit intangible totaling $903,000, as discussed below. The fair value amounts included in the table above are subject to adjustment for a period of one year from the acquisition date. However, the final amounts are not expected to be materially different than those shown. None of the goodwill is deductible for income tax purposes.

The Company estimated the fair value of non-impaired loans acquired from Central Jersey by utilizing a methodology wherein loans with comparable characteristics were aggregated by type of collateral, remaining maturity, and repricing terms. Cash flows for each pool were projected using an estimate of future credit losses and rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans. The portion of the fair valuation attributable to expected future credit losses on non-impaired loans totaled approximately $3.5 million or 1.05% of their outstanding balances.

To estimate the fair value of impaired loans, the Company analyzed the value of the underlying collateral of the loans, assuming the fair values of the loans are derived from the eventual sale of the collateral. The value of the collateral was generally based on recently completed appraisals. The Company discounted these values using market derived rates of return, with consideration given to the period of time and costs associated with the foreclosure and disposition of the collateral. The portion of the fair valuation attributable to expected future credit losses on impaired loans totaled approximately $7.6 million.

There was no carryover of Central Jersey's allowance for loan losses associated with the loans acquired as the loans were initially recorded at fair value. Information about the loans acquired from Central Jersey as of November 30, 2010 is as follows (in thousands):

| | | |
|---|---|---|
| Contractually required principal and interest at acquisition | $ | 468,977 |
| Contractual cash flows not expected to be collected | | (8,005) |
| Expected cash flows at acquisition | | 460,972 |
| Interest component of expected cash flows | | (113,251) |
| Fair value of acquired loans | $ | 347,721 |

At June 30, 2011, the remaining outstanding principal balance and carrying amount of the loans acquired from Central Jersey totaled approximately $318,753,000 and $314,905,000, respectively.

Included in the interest component of expected cash flows in the table above is the accretable yield of $2.1 million originally attributed to the impaired loans acquired from Central Jersey. Accretable yield is the amount by which the undiscounted expected cash flows of the impaired loans acquired exceed their estimated fair value. This amount is accreted into interest income over the lives of the loans.

**Note 2 – Acquisition of Central Jersey Bancorp (continued)**

The accretable yield may be affected when actual or expected cash flows vary significantly from those originally expected at acquisition. In general, cash flows that fall below those originally expected at acquisition will result in impairment requiring the establishment of a specific valuation allowance established through the provision for loan losses. Conversely, cash flows that significantly exceed those originally expected at acquisition are recognized prospectively as an increase to the loan's accretable yield over its remaining life.

At June 30, 2011, the remaining outstanding principal balance and carrying amount of the credit-impaired loans acquired from Central Jersey totaled approximately $14,379,000 and $10,636,000, respectively, all of which were acquired during fiscal 2011 with no such balances held at June 30, 2010.

The carrying amount of credit-impaired loans acquired from Central Jersey for which interest is not being recognized due to the uncertainty of the cash flows relating to such loans totaled $5,035,000 upon acquisition and $3,601,000 at June 30, 2011.

The balance of the allowance for loan losses at June 30, 2011 includes approximately $40,000 of specific valuation allowances attributable to the credit-impaired loans acquired from Central Jersey. The valuation allowances were recorded through the provision for loan losses during fiscal 2011 in recognition of the additional impairment recognized on the applicable loans subsequent to their acquisition. No reductions to the allowances attributable to these subsequent impairments were recorded during fiscal 2011. The balance of the allowance for loan losses at June 30, 2010 reflected no valuation allowances relating to impaired loans acquired.

The following table presents the changes in the accretable yield for the year ended June 30, 2011 relating to the impaired loans acquired from Central Jersey (in thousands):

| | | |
|---|---|---|
| Beginning balance | $ | - |
| Additions resulting from acquisition | | 2,105 |
| Accretion to interest income | | (382) |
| Disposals | | (5) |
| Reclassifications from/(to) nonaccretable difference | | - |
| Ending balance | $ | 1,718 |

The fair values of investment securities, including mortgage-backed and non-mortgage backed securities, were primarily determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

The fair value of savings and transaction deposit accounts acquired from Central Jersey was assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. The fair valuation of these deposits included a core deposit analysis which considered several factors in estimating the value of the intangible associated with such accounts. Such factors included an assumption for an initial run off rate of five percent coupled with an annual attrition rate thereafter based upon the weighted average age of the products by deposit category. Other factors considered included assumptions for the ongoing non-interest income and non-interest expenses relating to the applicable accounts which were based upon historical information. Based upon these factors, the Company projected cash flows which were present valued using applicable market interest rates for discounting. These cash flows were then compared to those applicable to alternative funding sources assumed to the borrowings from the Federal Home Loan Bank of New York. Based upon this analysis, a core deposit intangible totaling approximately $903,000 or 0.28% of applicable core deposit balances at acquisition was ascribed to the value of non-maturity deposits.

**Note 2 – Acquisition of Central Jersey Bancorp (continued)**

Certificates of deposit accounts were valued utilizing a discounted cash flow analysis based upon the underlying accounts' contractual maturities and interest rates. The present value of the projected cash flows was then determined using discount rates based upon certificate of deposit interest rates available in the marketplace for accounts with similar terms.

The acquired borrowings were valued utilizing a discounted cash flow analysis based upon the underlying contractual maturities, interest rates and, where applicable, repricing and amortization terms applicable to each borrowing. The present value of the projected cash flow for each borrowing was then determined using discount rates based upon interest rates available in the marketplace for borrowings with similar terms.

Direct costs related to the merger were expensed as incurred. During the year ended June 30, 2011, the Company incurred $3.5 million in merger-related expenses attributable to the acquisition of Central Jersey. Such costs included legal expenses of $199,000, investment banking and other professional service fees totaling $842,000, employment severance charges totaling $360,000, service provider severance and conversion-related charges totaling $2.1 million, respectively, and other merger-related expenses of $8,000.

The following table presents unaudited pro forma information as if the acquisition of Central Jersey had occurred on July 1, 2009. This pro forma information gives effect to certain adjustments, including purchase accounting fair value adjustments and the related income tax effects. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company merged with Central Jersey at the beginning of fiscal 2010. In particular, expected cost savings and acquisition integration costs are not fully reflected in the unaudited pro forma amounts.

| | Pro Forma Year Ended | |
|---|---|---|
| | June 30, 2011 (In Thousands, Except Per Share Data) | June 30, 2010 (In Thousands, Except Per Share Data) |
| Net interest income | $ 76,119 | $ 76,090 |
| Non-interest income | 5,663 | 6,161 |
| Non-interest expense | 68,017 | 61,732 |
| Net income | 5,670 | 8,641 |
| Net income per common shares (EPS) | | |
| Basic and diluted | 0.08 | 0.13 |

The amounts of revenue, expense and net income attributable to Central Jersey since the acquisition date included in the consolidated statement of operations for the year ended June 30, 2011 are not separately disclosed. The Companies' financial records have been integrated in a manner that does not allow for the accurate or efficient bifurcation of the Company's ongoing statement of operations between the components attributable to Central Jersey and those attributable to the remainder of the Company.

**Note 3 – Recent Accounting Pronouncements**

In January 2010, the FASB issued guidance concerning fair value measurement and disclosures. The guidance mandates additional disclosure requiring that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers while also requiring that in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The guidance clarifies existing fair value disclosure requirements such that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position.

A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. Moreover, a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This guidance also includes conforming amendments regarding employers' disclosures about postretirement benefit plan assets. The conforming amendments change the terminology from "major categories" of assets to "classes" of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The implementation of the new pronouncement during the quarter ended March 31, 2010 did not have a material impact on the Company's consolidated financial position or results of operations. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements for those disclosures that go into effect during fiscal 2012.

In April 2010, the FASB issued amended guidance that codifies the consensus reached regarding the effect of a loan modification when the loan is part of a pool that is accounted for as a single asset. The amendments to the Codification provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amended guidance does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. The amended guidance is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Upon initial adoption of ASU 2010-18, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

**Note 3 – Recent Accounting Pronouncements (continued)**

In July 2010, the FASB issued guidance concerning disclosures about the credit quality of financing receivables and the allowance for credit losses that will help investors assess the credit risk of a company's receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures. This guidance requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. Financing receivables include loans and trade accounts receivable. However, short-term trade accounts receivable, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from these disclosure amendments. For public companies, the amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The implementation of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2010, the FASB issued amended guidance concerning goodwill impairment testing. The amended guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and related examples, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These amendments eliminate an entity's ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. As a result, goodwill impairments may be reported sooner than under current practice.

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units' goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by existing guidance. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In December 2010, the FASB issued guidance to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Current guidance requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period.

**Note 3 – Recent Accounting Pronouncements (continued)**

In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable, through the current reporting period. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted which enabled the Company to adopt the amendment during the quarter ended December 31, 2010 and apply the guidance for the pro forma operating data included in Note 2 above.

In January 2011, the FASB issued amendments that temporarily delay the effective date of the disclosures about troubled debt restructurings that are required in conjunction with a prior update relating to public entities. Under the existing effective date in that prior update, public-entity creditors would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. The delay was intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. In April 2011, the FASB has issued an Update to clarify the accounting principles applied to loan modifications. The Update clarifies guidance on a creditor's evaluation of whether or not a concession has been granted, with an emphasis on evaluating all aspects of the modification rather than a focus on specific criteria, such as the effective interest rate test, to determine a concession. The Update goes on to provide guidance on specific types of modifications such as changes in the interest rate of the borrowing, and insignificant delays in payments, as well as guidance on the creditor's evaluation of whether or not a debtor is experiencing financial difficulties. For public entities, the amendments in the Update, including providing disclosure in regard to troubled debt restructuring, are effective for the first interim or annual periods beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In April 2011, the FASB issued Accounting Standards Update 2011-03 which clarifies the accounting principles applied to repurchase agreements, as set forth by FASB ASC Topic 860, Transfers and Servicing. This ASU, entitled Reconsideration of Effective Control for Repurchase Agreements, amends one of three criteria used to determine whether or not a transfer of assets may be treated as a sale by the transferor. Under Topic 860, the transferor may not maintain effective control over the transferred assets in order to qualify as a sale. This ASU eliminates the criteria under which the transferor must retain collateral sufficient to repurchase or redeem the collateral on substantially agreed upon terms as a method of maintaining effective control. This ASU is effective for both public and nonpublic entities for interim and annual reporting periods beginning on or after December 31, 2011, and requires prospective application to transactions or modifications of transactions which occur on or after the effective date. Early adoption is not permitted. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

**Note 3 – Recent Accounting Pronouncements (continued)**

In June 2011, the FASB issued Accounting Standards Update 2011-05 which amends FASB ASC Topic 220, Comprehensive Income, to facilitate the continued alignment of U.S. GAAP with International Accounting Standards. The ASU prohibits the presentation of the components of comprehensive income in the statement of stockholder's equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate, but consecutive, statements of net income and other comprehensive income. Under previous GAAP, all 3 presentations were acceptable. Regardless of the presentation selected, the Reporting Entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements. The provisions of this ASU are effective for fiscal years and interim periods beginning after December 31, 2011 for public entities. For nonpublic entities, the provisions are effective for fiscal years ending after December 31, 2012, and for interim and annual periods thereafter. As the two remaining options for presentation existed prior to the issuance of this ASU, early adoption is permitted.

**Note 4 – Stock Offering and Stock Repurchase Plans**

On June 7, 2004, the Board of Directors of the Company and the Bank adopted a plan of stock issuance pursuant to which the Company subsequently sold common stock representing a minority ownership of the estimated pro forma market value of the Company to eligible depositors of the Bank. Kearny MHC (the "MHC") retained 70% of the outstanding common stock, or 50,916,250 shares. The MHC is a federally-chartered mutual holding company organized on March 30, 2001, and was subject to regulation by the Office of Thrift Supervision as of June 30, 2011. Concurrent with the elimination of the Office of Thrift Supervision on July 21, 2011, the Federal Reserve became the primary regulator of the MHC. So long as the MHC is in existence, it will continue to own a majority of the outstanding common stock of the Company.

On May 26, 2010, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 889,506 shares, or 5% of the Company's outstanding stock held by persons other than Kearny MHC. Through June 30, 2011 the Company has repurchased a total of 855,300 shares in accordance with this repurchase plan at a total cost of $7.7 million and at an average cost per share of $9.06.

During the years ended June 30, 2011, 2010 and 2009, the federally chartered mutual holding company of the Company, Kearny MHC, waived its right, upon non-objection from the Office of Thrift Supervision to receive cash dividends of $10,183,000, $9,883,000 and $10,183,000, respectively, declared by the Company during the year. The MHC elected to receive $300,000 of such dividends during fiscal 2010.

**Note 5 - Securities Available for Sale**

Amortized cost, gross unrealized gains and losses and estimated fair value of securities at June 30, 2011 and 2010 and stratification by contractual maturity of securities at June 30, 2011 are presented below:

| | June 30, 2011 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Carrying Value |
| | (In Thousands) | | | |
| **Securities:** | | | | |
| **Debt securities:** | | | | |
| Trust preferred securities | $ 8,863 | $ - | $ 1,416 | $ 7,447 |
| U.S. agency securities | 6,657 | - | 66 | 6,591 |
| Obligations of state and political subdivisions | 30,625 | 10 | - | 30,635 |
| **Total securities** | 46,145 | 10 | 1,482 | 44,673 |
| **Mortgage-backed securities:** | | | | |
| **Collateralized mortgage obligations:** | | | | |
| Federal National Mortgage Association | 3,437 | 28 | - | 3,465 |
| Total collateralized mortgage obligations | 3,437 | 28 | - | 3,465 |
| **Mortgage pass-through securities:** | | | | |
| Government National Mortgage Association | 12,614 | 991 | 24 | 13,581 |
| Federal Home Loan Mortgage Corporation | 380,387 | 10,092 | 31 | 390,448 |
| Federal National Mortgage Association | 635,969 | 17,175 | 391 | 652,753 |
| Total mortgage pass-through securities | 1,028,970 | 28,258 | 446 | 1,056,782 |
| **Total mortgage-backed securities** | 1,032,407 | 28,286 | 446 | 1,060,247 |
| **Total securities available for sale** | $ 1,078,552 | $ 28,296 | $ 1,928 | $ 1,104,920 |

| | At June 30, 2011 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (In Thousands) | |
| **Debt securities available for sale:** | | |
| Due in one year or less | $ 30,625 | $ 30,635 |
| Due after one year through five years | - | - |
| Due after five years through ten years | 64 | 64 |
| Due after ten years | 15,456 | 13,974 |
| | $ 46,145 | $ 44,673 |

**Note 5 - Securities Available for Sale (continued)**

| | June 30, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Carrying Value |
| | (In Thousands) | | | |
| **Securities:** | | | | |
| **Debt securities:** | | | | |
| Trust preferred securities | $ 8,855 | $ - | $ 2,255 | $ 6,600 |
| U.S. agency securities | 3,980 | 1 | 39 | 3,942 |
| Obligations of state and political subdivisions | 18,125 | 830 | - | 18,955 |
| **Total securities** | 30,960 | 831 | 2,294 | 29,497 |
| **Mortgage-backed securities:** | | | | |
| **Mortgage pass-through securities:** | | | | |
| Government National Mortgage Association | 14,660 | 999 | 31 | 15,628 |
| Federal Home Loan Mortgage Corporation | 263,481 | 10,267 | 44 | 273,704 |
| Federal National Mortgage Association | 395,273 | 18,884 | 34 | 414,123 |
| **Total mortgage-backed securities** | 673,414 | 30,150 | 109 | 703,455 |
| **Total securities available for sale** | $ 704,374 | $ 30,981 | $ 2,403 | $ 732,952 |

During the years ended June 30, 2011, 2010 and 2009, proceeds from sales of securities available for sale totaled $26.5 million, $34.2 million and $7.3 million and resulted in gross gains of $784,000, $1.5 million and $-0- and gross losses of $7,000, $-0- and $415,000, respectively.

At June 30, 2011 and 2010, securities available for sale with carrying value of approximately $317.8 million and $243.7 million, respectively, were utilized as collateral for borrowings via repurchase agreements through the FHLB of New York. As of those same dates, securities available for sale with carrying value of approximately $10.6 million and $1.4 million, respectively, were pledged to secure public funds on deposit.

The Company's available for sale mortgage-backed securities are generally secured by residential mortgage loans with original contractual maturities of ten to thirty years. However, the effective lives of those securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-though securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers. By comparison, collateralized mortgage obligations generally represent individual tranches within a larger investment vehicle that is designed to distribute cash flows received on securitized mortgage loans to investors in a manner determined by the overall terms and structure of the investment vehicle and those applying to the individual tranches within that structure.

**Note 6 – Securities Held to Maturity**

Amortized cost, gross unrealized gains and losses and estimated fair value of securities at June 30, 2011 and 2010 and stratification by contractual maturity of securities at June 30, 2011 are presented below:

| | June 30, 2011 | | | |
|---|---|---|---|---|
| | Carrying Value | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| | (In Thousands) | | | |
| **Securities:** | | | | |
| **Debt securities:** | | | | |
| U.S. agency securities | $ 103,458 | $ 576 | $ 1 | $ 104,033 |
| Obligations of state and political subdivisions | 3,009 | 10 | - | 3,019 |
| **Total securities** | 106,467 | 586 | 1 | 107,052 |
| **Mortgage-backed securities:** | | | | |
| **Collateralized mortgage obligations:** | | | | |
| Federal Home Loan Mortgage Corporation | 67 | 5 | - | 72 |
| Federal National Mortgage Association | 618 | 68 | - | 686 |
| Non-agency securities | 203 | 1 | 17 | 187 |
| Total collateralized mortgage obligations | 888 | 74 | 17 | 945 |
| **Mortgage pass-through securities:** | | | | |
| Federal Home Loan Mortgage Corporation | 145 | 4 | - | 149 |
| Federal National Mortgage Association | 312 | 10 | - | 322 |
| Total mortgage pass-through securities | 457 | 14 | - | 471 |
| **Total mortgage-backed securities** | 1,345 | 88 | 17 | 1,416 |
| **Total securities held to maturity** | $ 107,812 | $ 674 | $ 18 | $ 108,468 |

| | At June 30, 2011 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (In Thousands) | |
| **Debt securities held to maturity:** | | |
| Due in one year or less | $ 3,009 | $ 3,019 |
| Due after one year through five years | 48,476 | 48,975 |
| Due after five years through ten years | 20,000 | 20,010 |
| Due after ten years | 34,982 | 35,048 |
| | $ 106,467 | $ 107,052 |

**Note 6 – Securities Held to Maturity (continued)**

| | June 30, 2010 | | | |
|---|---|---|---|---|
| | Carrying Value | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| | (In Thousands) | | | |
| **Securities:** | | | | |
| **Debt securities:** | | | | |
| U.S. agency securities | $ 255,000 | $ 1,914 | $ - | $ 256,914 |
| **Total securities** | 255,000 | 1,914 | - | 256,914 |
| **Mortgage-backed securities:** | | | | |
| **Collateralized mortgage obligations:** | | | | |
| Federal Home Loan Mortgage Corporation | 99 | 12 | - | 111 |
| Federal National Mortgage Association | 767 | 71 | 1 | 837 |
| Non-agency securities | 310 | 2 | 43 | 269 |
| Total collateralized mortgage obligations | 1,176 | 85 | 44 | 1,217 |
| **Mortgage pass-through securities:** | | | | |
| Federal Home Loan Mortgage Corporation | 168 | 5 | - | 173 |
| Federal National Mortgage Association | 356 | 9 | 1 | 364 |
| Total mortgage pass-through securities | 524 | 14 | 1 | 537 |
| **Total mortgage-backed securities** | 1,700 | 99 | 45 | 1,754 |
| **Total securities held to maturity** | $ 256,700 | $ 2,013 | $ 45 | $ 258,668 |

During the years ended June 30, 2011 and 2010, proceeds from sales of securities held to maturity totaled $34,000 and $1.1 million, respectively, resulting in gross losses of $28,000 and $1.0 million, respectively. The proceeds and losses for each year were fully attributable to the sale of the Company's non-investment grade, non-agency collateralized mortgage obligations. These securities were originally acquired as investment grade securities upon the in-kind redemption of the Bank's interest in the AMF Fund during the first quarter of fiscal 2009. The ratings of these securities subsequently declined below investment grade with most ultimately being identified as other-than-temporarily impaired resulting in their eligibility for sale from the held-to-maturity portfolio. There were no sales of securities from the held to maturity portfolio during the prior fiscal year ended June 30, 2009. At June 30, 2011 and 2010, held to maturity securities were not utilized as collateral for borrowings nor pledged to secure public funds on deposit.

The Company's held to maturity mortgage-backed securities are generally secured by residential mortgage loans with original contractual maturities of ten to thirty years. However, the effective lives of those securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-though securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers. By comparison, collateralized mortgage obligations generally represent individual tranches within a larger investment vehicle that is designed to distribute cash flows received on securitized mortgage loans to investors in a manner determined by the overall terms and structure of the investment vehicle and those applying to the individual tranches within that structure.

**Note 7 – Impairment of Securities**

The following two tables summarize the fair values and gross unrealized losses within the available for sale and held to maturity portfolios. The gross unrealized losses, presented by security type, represent temporary impairments of value within each portfolio as of the dates presented. Temporary impairments within the available for sale portfolio have been recognized through other comprehensive income as reductions in stockholders' equity on a tax-effected basis.

The tables are followed by a discussion that summarizes the Company's rationale for recognizing certain impairments as "temporary" versus those identified as "other-than-temporary". Such rationale is presented by investment type and generally applies consistently to both the "available for sale" and "held to maturity" portfolios, except where specifically noted.

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| | (In Thousands) | | | | | |
| **Securities available for sale:** | | | | | | |
| **June 30, 2011:** | | | | | | |
| Trust preferred securities | $ - | $ - | $ 6,447 | $ 1,416 | $ 6,447 | $ 1,416 |
| U.S. agency securities | 3,631 | 63 | 2,896 | 3 | 6,527 | 66 |
| Mortgage pass-through securities | 85,831 | 366 | 1,221 | 80 | 87,052 | 446 |
| **Total** | $ 89,462 | $ 429 | $ 10,564 | $ 1,499 | $ 100,026 | $ 1,928 |
| **June 30, 2010:** | | | | | | |
| Trust preferred securities | $ - | $ - | $ 5,600 | $ 2,255 | $ 5,600 | $ 2,255 |
| U.S. agency securities | - | - | 3,667 | 39 | 3,667 | 39 |
| Mortgage pass-through securities | 559 | 4 | 906 | 105 | 1,465 | 109 |
| **Total** | $ 559 | $ 4 | $ 10,173 | $ 2,399 | $ 10,732 | $ 2,403 |

The number of available for sale securities with unrealized losses at June 30, 2011 totaled 42 and included four trust preferred securities, six U.S. agency securities, and 32 mortgage-backed securities. The number of available for sale securities with unrealized losses at June 30, 2010 totaled 28 and included four trust preferred securities, six U.S. agency securities, and 18 mortgage-backed securities.

**Note 7 – Impairment of Securities (continued)**

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| | (In Thousands) | | | | | |
| **Securities held to maturity:** | | | | | | |
| **June 30, 2011:** | | | | | | |
| U.S. agency securities | $ 13,388 | $ 1 | $ - | $ - | $ 13,388 | $ 1 |
| Collateralized mortgage obligations | - | - | 149 | 17 | 149 | 17 |
| **Total** | $ 13,388 | $ 1 | $ 149 | $ 17 | $ 13,537 | $ 18 |
| **June 30, 2010:** | | | | | | |
| Collateralized mortgage obligations | $ 76 | $ 3 | $ 218 | $ 41 | $ 294 | $ 44 |
| Mortgage pass-through securities | 66 | 1 | - | - | 66 | 1 |
| **Total** | $ 142 | $ 4 | $ 218 | $ 41 | $ 360 | $ 45 |

The number of held to maturity securities with unrealized losses at June 30, 2011 totaled 13 and included 11 collateralized mortgage obligations and two U.S. agency securities. The number of held to maturity securities with unrealized losses at June 30, 2010 totaled 23 and included one mortgage-backed security and 22 collateralized mortgage obligations.

**Mortgage-backed Securities.**

The carrying value of the Company's mortgage-backed securities totaled $1.06 billion at June 30, 2011 and comprised 87.5% of total investments and 36.6% of total assets as of that date. This category of securities primarily includes mortgage pass-through securities and collateralized mortgage obligations issued by U.S. government-sponsored entities such as Ginnie Mae, Fannie Mae and Freddie Mac who guarantee the contractual cash flows associated with those securities. Those guarantees were strengthened during the 2008-2009 financial crisis during which time Fannie Mae and Freddie Mac were placed into receivership by the federal government. Through those actions, the U.S. government effectively reinforced the guarantees of their agencies thereby assuring the creditworthiness of the mortgage-backed securities issued by those agencies.

With credit risk being reduced to negligible levels due primarily to the U.S. government's support of most of these agencies, the unrealized losses on the Company's investment in U.S. agency mortgage-backed securities are due largely to the combined effects of several market-related factors. First, movements in market interest rates significantly impact the average lives of mortgage-backed securities by influencing the rate of principal prepayment attributable to refinancing activity. Changes in the expected average lives of such securities significantly impact their fair values due to the extension or contraction of the cash flows that an investor expects to receive over the life of the security.

**Note 7 – Impairment of Securities (continued)**

Generally, lower market interest rates prompt greater refinancing activity thereby shortening the average lives of mortgage-backed securities and vice-versa. The historically low mortgage rates currently prevalent in the marketplace have created significant refinancing incentive for qualified borrowers. However, prepayment rates are also influenced by fluctuating real estate values and the overall availability of credit in the marketplace which significantly impacts the ability of borrowers to qualify for refinancing. The deteriorating real estate market values and reduced availability of credit that have characterized the residential real estate marketplace in recent years have stifled demand for residential real estate while reducing the ability of certain borrowers to qualify for the refinancing of existing loans. To some extent, these factors have offset the effects of historically low interest rates on mortgage-backed security prepayment rates.

The market price of mortgage-backed securities, being the key measure of the fair value to an investor in such securities, is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of a security decreases its price. During fiscal 2008 and fiscal 2009, the volatility and uncertainty in the marketplace had reduced the overall level of demand for mortgage-backed securities which generally had an adverse impact on their prices in the open market. This was further exacerbated by many larger institutions shedding mortgage-related assets to shrink their balance sheets for capital adequacy purposes thereby increasing the supply of such securities.

During fiscal 2010, however, institutional demand for mortgage-backed securities increased reflecting greater stability and liquidity in the financial markets coupled with the intervention of the Federal Reserve as a buyer/holder of such securities. Moreover, many financial institutions, including the Bank, are experiencing the concurrent effects of strong deposit growth and diminished loan origination volume resulting in increased institutional demand for mortgage-backed securities as investment alternatives to loans. These factors have continued into fiscal 2011 with market prices of agency mortgage-backed securities generally reflecting the increased institutional demand for such securities.

In sum, the factors influencing the fair value of the Company's U.S. agency mortgage-backed securities, as described above, generally result from movements in market interest rates and changing real estate and financial market conditions which affect the supply and demand for such securities. Inasmuch as such market conditions fluctuate over time, the impairments of value arising from these changing market conditions are both "noncredit-related" and "temporary" in nature.

The Company has the stated ability and intent to "hold to maturity" those securities so designated. Moreover, the Company has both the ability and intent, as of the periods presented, to hold the temporarily impaired available for sale securities until the fair value of the securities recovers to a level equal to or greater than the Company's amortized cost. As such, the Company has not decided to sell the securities as of June 30, 2011 and has further concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. Moreover, the Company purchased these securities at either par or nominal premiums. Accordingly, the Company expects that the securities will not be settled for a price less than its amortized cost.

In light of the factors noted above, the Company does not consider its U.S. agency mortgage-backed securities with unrealized losses at June 30, 2011 to be "other-than-temporarily" impaired as of that date.

**Note 7 – Impairment of Securities (continued)**

In addition to those mortgage-backed securities issued by U.S. agencies, the Company also maintains a nominal balance of non-agency mortgage-backed securities at June 30, 2011. Unlike agency mortgage-backed securities, non-agency collateralized mortgage obligations are not explicitly guaranteed by a U.S. government sponsored entity. Rather, such securities generally utilize the structure of the larger investment vehicle to reallocate credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying mortgage loans. The creditworthiness of certain tranches may also be further enhanced by additional credit insurance protection embedded within the terms of the total investment vehicle.

The fair values of the non-agency mortgage-backed securities are subject to many of the factors applicable to the agency securities that may result in "temporary" impairments in value. However, due to the lack of agency guaranty, the Company also monitors the general level of credit risk for each of its non-agency mortgage-backed securities based upon the ratings assigned to its specific tranches by one or more credit rating agencies. The level of such ratings, and changes thereto, is one of several factors considered by the Company in identifying those securities that may be other-than-temporarily impaired.

The classification of impairment as "temporary" is generally reinforced by the Company's stated intent and ability to "hold to maturity" all of its non-agency mortgage-backed securities which allows for an adequate timeframe during which the fair values of the impaired securities are expected to recover to the level of their amortized cost. However, in the event of a severe deterioration of a security's credit characteristics – including, but not limited to, a reduction in credit rating from investment grade to below investment grade and/or the recognition of credit-related impairment resulting from actual or expected deterioration of cash flows - the Company may re-evaluate and restate its intent to hold an impaired security until the expected recovery of its amortized cost.

For example, during the quarter ended March 31, 2011, the Company re-evaluated its intent regarding the retention or sale of its impaired, non-agency collateralized mortgage obligations whose credit-ratings had fallen below investment grade. The Company considered the combined effects of the severe deterioration of the securities' credit-ratings since their acquisition as investment grade securities and the actual and anticipated cash flow losses that characterized most of the securities. Based on these factors, the Company modified its intent regarding these impaired securities during the current quarter from "hold to recovery of amortized cost" to "sell" and sold such securities prior to the end of that same quarter.

At June 30, 2011, the Company's remaining portfolio of non-agency CMOs included 12 held-to-maturity securities totaling $203,000 all of which are rated as investment grade by one or more rating agencies as of that date. The Company has not decided to sell the securities as of June 30, 2011 and has further concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date.

In light of the factors noted above, the Company does not consider its balance of non-agency mortgage-backed securities with unrealized losses at June 30, 2011 to be "other-than-temporarily" impaired as of that date.

**Note 7 – Impairment of Securities (continued)**

**U.S. Agency Securities.**

The carrying value of the Company's U.S. agency debt securities totaled $110.1 million at June 30, 2011 and comprised 9.1% of total investments and 3.8% of total assets as of that date. Such securities are comprised of $103.5 million of U.S. agency debentures and $6.6 million of securitized pools of loans issued and fully guaranteed by the Small Business Administration ("SBA"), a U.S. government sponsored entity.

With credit risk being reduced to negligible levels due to the issuer's guarantee, the unrealized losses on the Company's investment in U.S. agency debt securities are due largely to the combined effects of several market-related factors including movements in market interest rates and general level of liquidity of such securities in the marketplace based on supply and demand.

With regard to interest rates, the Company's SBA securities are variable rate investments whose interest coupons are generally based on the Prime index minus a margin. Based upon the historically low level of short term market interest rates, of which the Prime index is one measure, the current yields on these securities are comparatively low. Consequently, the fair value of the SBA securities, as determined based upon the market price of these securities, reflects the adverse effects of the historically low short term, market interest rates at June 30, 2011.

Like the mortgage-backed securities described earlier, the currently diminished fair value of the Company's SBA securities also reflects the extended average lives of the underlying loans resulting from loan prepayment prohibitions that may be embedded in the underlying loans coupled with the generally reduced availability of credit in the marketplace reducing borrower refinancing opportunities. Such influences extend the timeframe over which an investor would anticipate holding the security at a "below market" yield. Similarly, the price of securitized SBA loan pools also reflects fluctuating supply and demand in the marketplace attributable to similar factors as those applying to mortgage-backed securities, as presented above.

Unlike its SBA securities, the Company's U.S. agency debentures are fixed rate investments whose fair values over time reflect movements in comparatively longer term market interest rates. At June 30, 2011, the unrealized losses applicable to those securities portfolio are generally attributable to movements in longer term market interest rates since their acquisition by the Company.

In sum, the factors influencing the fair value of the Company's U.S. agency securities, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Inasmuch as such market conditions fluctuate over time, the "noncredit-related" impairments of value arising from these changing market conditions are "temporary" in nature.

The Company has the stated ability and intent to "hold to maturity" those securities so designated. Moreover, the Company has both the ability and intent, as of the periods presented, to hold the temporarily impaired available for sale securities until the fair value of the securities recovers to a level equal to or greater than the Company's amortized cost. As such, the Company has not decided to sell the securities as of June 30, 2011 and has further concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. Moreover, the Company purchased these securities at either par or nominal premiums. Accordingly, the Company expects that the securities will not be settled for a price less than its amortized cost.

In light of the factors noted above, the Company does not consider its balance of U.S. agency securities with unrealized losses at June 30, 2011 to be "other-than-temporarily" impaired as of that date.

**Note 7 – Impairment of Securities (continued)**

**Trust Preferred Securities.**

The outstanding balance of the Company's trust preferred securities totaled $7.4 million at June 30, 2011 and comprised less than one percent of total investments and total assets as of that date. The category comprises a total of five "single-issuer" (i.e. non-pooled) trust preferred securities, four of which are impaired as of June 30, 2011, that were originally issued by four separate financial institutions. As a result of bank mergers involving the issuers of these securities, the Company's five trust preferred securities currently represent the de-facto obligations of three separate financial institutions.

The Company generally evaluates the level of credit risk for each of its trust preferred securities based upon ratings assigned by one or more credit rating agencies where such ratings are available. For those trust preferred securities that are impaired, the Company uses such ratings as a practical expedient to identify those securities whose impairments are potentially "credit-related" versus "noncredit-related".

Specifically, impairments associated with investment-grade trust preferred securities are generally categorized as "noncredit-related" given the nominal level of credit losses that would be expected based upon such ratings. At June 30, 2011, the Company owned two securities at an amortized cost of $2.9 million that were consistently rated as investment grade by Moody's and Standard & Poor's Financial Services ("S&P"). The securities were originally issued through Chase Capital II and currently represent de-facto obligations of JPMorgan Chase & Co.

The Company has attributed the unrealized losses on these securities to the combined effects of several market-related factors including movements in market interest rates and general level of liquidity of such securities in the marketplace based on overall supply and demand.

With regard to interest rates, the Company's impaired trust preferred securities are variable rate securities whose interest rates generally float with three month Libor plus a margin. Based upon the historically low level of short term market interest rates, the current yield on these securities is comparatively low. Consequently, the fair value of the securities, as determined based upon their market price, reflects the adverse effects of the historically low market interest rates at June 30, 2011.

More significantly, the market prices of the impaired trust preferred securities also currently reflect the effect of reduced demand for such securities given the increasingly credit risk-averse nature of financial institutions in the current marketplace. Additionally, such prices reflect the effects of increased supply arising from financial institutions selling such investments and reducing assets for capital adequacy purposes, as noted earlier.

In sum, the factors influencing the fair value of the Company's investment-grade trust preferred securities, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Inasmuch as such market conditions fluctuate over time, the "noncredit-related" impairments of value arising from these changing market conditions are "temporary" in nature.

The impairments of the Company's trust preferred securities with one or more non-investment grade ratings are further evaluated to determine if such impairments are "credit-related". Factors considered in this evaluation include, but may not be limited to, the financial strength and viability of the issuer and its parent company, the security's historical performance through prior business and economic cycles, rating consistency or variability among rating companies, the security's current and anticipated status regarding payment default or deferral of contractual payments to investors and the impact of these factors on the present value of the security's expected future cash flows in relation to its amortized cost basis.

**Note 7 – Impairment of Securities (continued)**

At June 30, 2011, the Company owned two securities at an amortized cost of $4.9 million that were rated as investment grade by Moody's, but below investment grade by S&P. The securities were originally issued through BankBoston Capital Trust IV and MBNA Capital B and currently represent de-facto obligations of Bank of America Corporation.

In evaluating the impairment associated with these securities, the Company noted the overall financial strength and continuing expected viability of the issuing entity's parent, particularly given their systemically critical role in the marketplace. The Company noted the security's absence of historical defaults or payment deferrals throughout prior business cycles including the recent fiscal crisis that triggered the current economic weaknesses prevalent in the marketplace. The Company also noted the disparity between investment-grade and non-investment grade ratings for the securities among rating companies which demonstrates the current level of uncertainty regarding credit-risk in the marketplace. Given these factors, the Company had no basis upon which to estimate an adverse change in the expected cash flows over the securities' remaining terms to maturity.

While all of its trust preferred securities are classified as available for sale, the Company has both the ability and intent, as of the periods presented, to hold the impaired securities until their fair values recover to a level equal to or greater than the Company's amortized cost. As such, the Company has not decided to sell the securities as of June 30, 2011 and has further concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. Moreover, the Company purchased these securities at nominal discounts. Accordingly, the Company expects that the securities will not be settled for a price less than its amortized cost.

In light of the factors noted above, the Company does not consider its investments in trust preferred securities with unrealized losses at June 30, 2011 to be "other-than-temporarily" impaired as of that date.

The following table presents roll forwards of OTTI recognized in earnings due to credit-related losses on securities still held at the end of each reporting period.

| | | Activity in credit-related other-than-temporary impairment ("OTTI") recognized through earnings | | | | |
|---|---|---|---|---|---|---|
| | Cumulative balance of credit-related OTTI recognized in earnings - beginning | Additions for newly identified credit-related OTTI | Additions to existing OTTI for further credit-related declines in fair value | Reductions in credit-related OTTI for security sale | Reductions in credit-related OTTI due to accretion of impairment into interest income | Cumulative balance of credit-related OTTI recognized in earnings - ending |
| | (In Thousands) | | | | | |
| **Collateralized mortgage obligations:** | | | | | | |
| **Non-agency securities:** | | | | | | |
| **Year ended June 30, 2011** | $ - | $ - | $ - | $ - | $ - | $ - |
| **Year ended June 30, 2010** | $ 434 | $ 17 | $ 189 | $ (639) | $ 1 | $ - |

**Note 8 - Loans Receivable**

| | June 30, | |
|---|---|---|
| | **2011** | 2010 |
| | (In Thousands) | |
| Real estate mortgage | | |
| One-to-four family residential | $ **610,901** | $ 663,850 |
| Commercial mortgage | **383,690** | 203,013 |
| | **994,591** | 866,863 |
| Commercial business | **105,001** | 14,352 |
| Consumer: | | |
| Home equity loans | **111,478** | 101,659 |
| Home equity lines of credit | **32,925** | 11,320 |
| Passbook or certificate | **2,753** | 2,703 |
| Other | **1,026** | 1,545 |
| | **148,182** | 117,227 |
| Construction | **21,598** | 14,707 |
| **Total Loans** | **1,269,372** | 1,013,149 |
| Unamortized yield adjustments including net premiums on purchased loans and net deferred loan costs and fees | **(1,021)** | 564 |
| | **$ 1,268,351** | $ 1,013,713 |

The Bank has granted loans to officers and directors of the Company and its Subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. As of June 30, 2011 and 2010 such loans totaled approximately $2.8 million and $4.1 million, respectively. During the year ended June 30, 2011, the Bank granted no new loans to related parties while repayments on such loans totaled approximately $919,000. In addition, $224,000 of loans were removed due to borrowers who were no longer related parties at June 30, 2011.

**Note 8 - Loans Receivable (continued)**

A summary of the activity in the allowance for loan losses for the years ended June 30, 2011, 2010 and 2009 is presented below followed by aggregate information regarding nonperforming and impaired loans as of those same dates. Additional information regarding loan quality and the allowance for loan losses at and for the year ended June 30, 2011 is presented in Note 9:

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| | | (In Thousands) | |
| Balance – beginning | **$ 8,561** | $ 6,434 | $ 6,104 |
| Provisions charged to operations | **4,628** | 2,616 | 317 |
| Loans charged off | **(1,442)** | (541) | (6) |
| Loans recovered | **20** | 52 | 19 |
| Balance – ending | **$ 11,767** | $ 8,561 | $ 6,434 |

At June 30, 2011, 2010 and 2009, non-accrual loans for which the accrual of interest had been discontinued totaled approximately $18.3 million, $9.2 million and $8.1 million, respectively. Had these loans been performing in accordance with their original terms, the interest income recognized for the years ended June 30, 2011, 2010 and 2009, would have been $591,000, $629,000 and $591,000, respectively. Interest income recognized on such loans was $289,000, $233,000 and $134,000, respectively.

At June 30, 2011, 2010 and 2009, accruing loans which are contractually past due 90 days or more totaled approximately $16.6 million, $12.3 million and $5.0 million, respectively. The balance of such loans at June 30, 2011 includes $14.9 million of residential mortgage loans serviced by others for which the servicer has advanced all delinquent principal and interest payments. The Bank may be obligated to reimburse the servicer for some or all of those funds depending upon the final disposition of each loan.

At June 30, 2011, 2010 and 2009, total impaired loans were $37.3 million, $20.5 million and $11.1 million, respectively. As of those same dates, the balance of impaired loans with impairment totaled $16.2 million, $14.1 million and $5.4 million, respectively, with the balance of the allowance for loan losses attributable to such impairment totaling $6.4 million, $4.3 million and $1.4 million, respectively. The portion of impaired loans that did not have a specific allocation of the allowance for loan losses totaled $21.1 million, $6.4 million and $5.7 million at June 30, 2011, 2010 and 2009. During the years ended June 30, 2011, 2010 and 2009, the average balance of impaired loans was $32.9 million, $17.9 million and $5.5 million, respectively, and interest income recognized during the periods of impairment totaled $944,000, $826,000 and $113,000, respectively.

**Note 9 – Loan Quality and the Allowance for Loan Losses**

The following table presents the balance of the allowance for loan losses based upon the calculation methodology described Note 1. The table identifies the specific valuation allowances attributable to identified impairments on individually evaluated loans, including those acquired with deteriorated credit quality, and the general valuation allowances for impairments on loans evaluated collectively. The underlying balance of loans receivable applicable to each category is also presented. The balance of loans receivable reported in the tables below excludes yield adjustments and the allowance for loan loss.

## Note 9 – Loan Quality and the Allowance for Loan Losses (continued)

**Allowance for Loan Losses and Loans Receivable at June 30, 2011**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | (in Thousands) | | | | | | | |
| **Balance of allowance for loan losses:** | | | | | | | | |
| **Originated and purchased loans** | | | | | | | | |
| Loans individually evaluated for impairment | $ 4,061 | $ 1,503 | $ 105 | $ 275 | $ - | $ - | $ - | $ 5,944 |
| Loans collectively evaluated for impairment | 2,581 | 1,738 | 177 | 147 | 304 | 36 | 10 | 4,993 |
| Total allocated allowance for loan losses | 6,642 | 3,241 | 282 | 422 | 304 | 36 | 10 | 10,937 |
| Unallocated allowance | - | - | - | - | - | - | - | 233 |
| Allowance for loan losses on originated and purchased loans | 6,642 | 3,241 | 282 | 422 | 304 | 36 | 10 | 11,170 |
| **Loans acquired at fair value** | | | | | | | | |
| Loans acquired with deteriorated credit quality | - | - | - | 40 | - | - | - | 40 |
| Other acquired loans individually evaluated for impairment | - | - | - | 377 | - | - | - | 377 |
| Loans collectively evaluated for impairment | 2 | 95 | 7 | 41 | 18 | 13 | 4 | 180 |
| Allowance for loan losses on loans acquired at fair value | 2 | 95 | 7 | 458 | 18 | 13 | 4 | 597 |
| **Total allowance for loan losses** | **$ 6,644** | **$ 3,336** | **$ 289** | **$ 880** | **$ 322** | **$ 49** | **$ 14** | **$ 11,767** |

## Note 9 – Loan Quality and the Allowance for Loan Losses (continued)

**Allowance for Loan Losses and Loans Receivable at June 30, 2011 (continued)**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | (in Thousands) | | | | | | | |
| **Changes in the allowance for loan losses:** | | | | | | | | |
| **At June 30, 2010:** | | | | | | | | |
| Allocated | $ 4,302 | $ 3,315 | $ 245 | $ 108 | $ 313 | $ 34 | $ 13 | $ 8,330 |
| Unallocated | - | - | - | - | - | - | - | 231 |
| Total allowance for loan losses | 4,302 | 3,315 | 245 | 108 | 313 | 34 | 13 | 8,561 |
| Charge offs against general valuation allowances | (203) | - | (2) | - | (7) | - | (7) | (219) |
| Charge offs against specific valuation allowances | (728) | - | (490) | (5) | - | - | - | (1,223) |
| Total charge offs | (931) | - | (492) | (5) | (7) | - | (7) | (1,442) |
| Total recoveries | 6 | 2 | - | 11 | - | - | 1 | 20 |
| Allocated provisions | 3,267 | 19 | 536 | 766 | 16 | 15 | 7 | 4,626 |
| Unallocated provisions | - | - | - | - | - | - | - | 2 |
| Total provisions | 3,267 | 19 | 536 | 766 | 16 | 15 | 7 | 4,628 |
| **At June 30, 2011:** | | | | | | | | |
| Allocated | 6,644 | 3,336 | 289 | 880 | 322 | 49 | 14 | 11,534 |
| Unallocated | - | - | - | - | - | - | - | 233 |
| **Total allowance for loan losses** | $ **6,644** | $ **3,336** | $ **289** | $ **880** | $ **322** | $ **49** | $ **14** | $ **11,767** |

## Note 9 – Loan Quality and the Allowance for Loan Losses (continued)

**Allowance for Loan Losses and Loans Receivable at June 30, 2011 (continued)**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (in Thousands) | | | | |
| **Balance of loans receivable:** | | | | | | | | |
| **Originated and purchased loans** | | | | | | | | |
| Loans individually evaluated for impairment | $ 16,051 | $ 3,064 | $ 612 | $ 2,625 | $ 167 | $ 93 | $ - | $ 22,612 |
| Loans collectively evaluated for impairment | 592,209 | 216,885 | 7,666 | 20,203 | 81,731 | 9,874 | 3,288 | 931,856 |
| Total originated and purchased loans | 608,260 | 219,949 | 8,278 | 22,828 | 81,898 | 9,967 | 3,288 | 954,468 |
| **Loans acquired at fair value** | | | | | | | | |
| Loans acquired with deteriorated credit quality | - | 2,583 | 316 | 7,737 | - | - | - | 10,636 |
| Other acquired loans individually evaluated for impairment | - | 2,123 | 726 | 1.198 | 37 | - | - | 4,084 |
| Loans collectively evaluated for impairment | 2,641 | 159,035 | 12,278 | 73,238 | 29,543 | 22,958 | 491 | 300,184 |
| Total loans acquired at fair value | 2,641 | 163,741 | 13,320 | 82,173 | 29,580 | 22,958 | 491 | 314,904 |
| **Total loans** | **$ 610,901** | **$ 383,690** | **$ 21,598** | **$ 105,001** | **$ 111,478** | **$ 32,925** | **$ 3,779** | **$ 1,269,372** |

## Note 9 – Loan Quality and the Allowance for Loan Losses (continued)

The following tables present key indicators of credit quality regarding the Company's loan portfolio based upon loan classification and contractual payment status at June 30, 2011.

**Credit-Rating Classification of Loans Receivable at June 30, 2011**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (in Thousands) | | | | |
| **Originated and purchased loans** | | | | | | | | |
| Non-classified | $ 586,813 | $ 213,042 | $ 7,666 | $ 20,203 | $ 81,454 | $ 9,850 | $ 3,284 | $ 922,312 |
| Classified: | | | | | | | | |
| Special mention | 1,084 | 1,052 | - | 151 | 277 | 24 | - | 2,588 |
| Substandard | 16,302 | 4,352 | 507 | 2,199 | 167 | 93 | 4 | 23,624 |
| Doubtful | - | - | - | - | - | - | - | - |
| Loss | 4,061 | 1,503 | 105 | 275 | - | - | - | 5,944 |
| Total classified loans | 21,447 | 6,907 | 612 | 2,625 | 444 | 117 | 4 | 32,156 |
| Total originated and purchased loans | 608,260 | 219,949 | 8,278 | 22,828 | 81,898 | 9,967 | 3,288 | 954,468 |
| **Loans acquired at fair value** | | | | | | | | |
| Non-classified | 2,641 | 153,231 | 11,698 | 70,544 | 29,136 | 22,111 | 490 | 289,851 |
| Classified: | | | | | | | | |
| Special mention | - | 4,791 | 580 | 2,135 | 200 | 847 | - | 8,553 |
| Substandard | - | 5,719 | 1,042 | 8,463 | 244 | - | 1 | 15,469 |
| Doubtful | - | - | - | 614 | - | - | - | 614 |
| Loss | - | - | - | 417 | - | - | - | 417 |
| Total classified loans | - | 10,510 | 1,622 | 11,629 | 444 | 847 | 1 | 25,053 |
| Total loans acquired at fair value | 2,641 | 163,741 | 13,320 | 82,173 | 29,580 | 22,958 | 491 | 314,904 |
| **Total loans** | $ **610,901** | $ **383,690** | $ **21,598** | $ **105,001** | $ **111,478** | $ **32,925** | $ **3,779** | $ **1,269,372** |

## Note 9 – Loan Quality and the Allowance for Loan Losses (continued)

**Contractual Payment Status of Loans Receivable**
**June 30, 2011**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (in Thousands) | | | | |
| **Originated and purchased loans** | | | | | | | | |
| Current | $ 586,028 | $ 215,220 | $ 7,432 | $ 20,203 | $ 81,416 | $ 9,850 | $ 3,183 | $ 923,332 |
| Past due: | | | | | | | | |
| 30-59 days | 2,608 | 2,624 | 234 | - | 235 | - | 10 | 5,711 |
| 60-89 days | 1,084 | 61 | - | - | 99 | 24 | 74 | 1,342 |
| 90+ days | 18,540 | 2,044 | 612 | 2,625 | 148 | 93 | 21 | 24,083 |
| Total past due | 22,232 | 4,729 | 846 | 2,625 | 482 | 117 | 105 | 31,136 |
| Total originated and purchased loans | 608,260 | 219,949 | 8,278 | 22,828 | 81,898 | 9,967 | 3,288 | 954,468 |
| **Loans acquired at fair value** | | | | | | | | |
| Current | 2,641 | 156,066 | 11,698 | 75,351 | 28,698 | 21,898 | 456 | 296,808 |
| Past due: | | | | | | | | |
| 30-59 days | - | 416 | - | 1,510 | 496 | 683 | 34 | 3,139 |
| 60-89 days | - | 4,642 | 580 | 2,237 | 349 | 377 | - | 8,185 |
| 90+ days | - | 2,617 | 1,042 | 3,075 | 37 | - | 1 | 6,772 |
| Total past due | - | 7,675 | 1,622 | 6,822 | 882 | 1,060 | 35 | 18,096 |
| Total loans acquired at fair value | 2,641 | 163,741 | 13,320 | 82,173 | 29,580 | 22,958 | 491 | 314,904 |
| **Total loans** | **$ 610,901** | **$ 383,690** | **$ 21,598** | **$ 105,001** | **$ 111,478** | **$ 32,925** | **$ 3,779** | **$ 1,269,372** |

**Note 9 – Loan Quality and the Allowance for Loan Losses (continued)**

The following tables present information relating to the Company's nonperforming and impaired loans at June 30, 2011. Loans reported as "90+ days past due and accruing" in the table immediately below are also reported in the preceding contractual payment status table under the heading "90+ days past due".

**Performance Status of Loans Receivable at June 30, 2011**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | (in Thousands) | | | | | | | |
| **Originated and purchased loans** | | | | | | | | |
| Performing | $ 589,281 | $ 216,885 | $ 7,666 | $ 20,203 | $ 81,731 | $ 9,874 | $ 3,267 | $ 928,907 |
| Nonperforming: | | | | | | | | |
| 90+ days past due accruing | 14,923 | - | - | - | - | - | - | 14,923 |
| Nonaccrual | 4,056 | 3,064 | 612 | 2,625 | 167 | 93 | 21 | 10,638 |
| Total nonperforming | 18,979 | 3,064 | 612 | 2,625 | 167 | 93 | 21 | 25,561 |
| Total originated and purchased loans | 608,260 | 219,949 | 8,278 | 22,828 | 81,898 | 9,967 | 3,288 | 954,468 |
| **Loans acquired at fair value** | | | | | | | | |
| Performing | 2,641 | 159,376 | 12,278 | 78,214 | 29,543 | 22,958 | 490 | 305,500 |
| Nonperforming: | | | | | | | | |
| 90+ days past due accruing | - | - | - | 1,718 | - | - | - | 1,718 |
| Nonaccrual | - | 4,365 | 1,042 | 2,241 | 37 | - | 1 | 7,686 |
| Total nonperforming | - | 4,365 | 1,042 | 3,959 | 37 | - | 1 | 9,404 |
| Total loans acquired at fair value | 2,641 | 163,741 | 13,320 | 82,173 | 29,580 | 22,958 | 491 | 314,904 |
| **Total loans** | **$ 610,901** | **$ 383,690** | **$ 21,598** | **$ 105,001** | **$ 111,478** | **$ 32,925** | **$ 3,779** | **$ 1,269,372** |

## Note 9 – Loan Quality and the Allowance for Loan Losses (continued)

**Impairment Status of Loans Receivable at June 30, 2011**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | (in Thousands) | | | | | | | |
| **Carrying value of impaired loans:** | | | | | | | | |
| **Originated and purchased loans** | | | | | | | | |
| Non-impaired loans | $ 592,209 | $ 216,885 | $ 7,666 | $ 20,203 | $ 81,731 | $ 9,874 | $ 3,288 | $ 931,856 |
| Impaired loans: | | | | | | | | |
| Impaired loans with no impairment | 2,850 | 1,561 | 507 | 2,350 | 167 | 93 | - | 7,528 |
| Impaired loans with impairment: | | | | | | | | |
| Unpaid principal balance | 13,201 | 1,503 | 105 | 275 | - | - | - | 15,084 |
| Specific allowance for impairment | (4,061) | (1,503) | (105) | (275) | - | - | - | (5,944) |
| Balance of impaired loans net of allowance for impairment | 9,140 | - | - | - | - | - | - | 9,140 |
| Total impaired loans, excluding allowance | 16,051 | 3,064 | 612 | 2,625 | 167 | 93 | - | 22,612 |
| Total originated and purchased loans | 608,260 | 219,949 | 8,278 | 22,828 | 81,898 | 9,967 | 3,288 | 954,468 |
| **Loans acquired at fair value** | | | | | | | | |
| Non-impaired loans | 2,641 | 159,035 | 12,278 | 73,238 | 29,543 | 22,958 | 491 | 300,184 |
| Impaired loans: | | | | | | | | |
| Impaired loans with no impairment | - | 4,706 | 1,042 | 7,829 | 37 | - | - | 13,614 |
| Impaired loans with impairment: | | | | | | | | |
| Unpaid principal balance | - | - | - | 1,106 | - | - | - | 1,106 |
| Specific allowance for impairment | - | - | - | (417) | - | - | - | (417) |
| Balance of impaired loans net of allowance for impairment | - | - | - | 689 | - | - | - | 689 |
| Total impaired loans, excluding allowance | - | 4,706 | 1,042 | 8,935 | 37 | - | - | 14,720 |
| Total loans acquired at fair value | 2,641 | 163,741 | 13,320 | 82,173 | 29,580 | 22,958 | 491 | 314,904 |
| **Total loans** | $ 610,901 | $ 383,690 | $ 21,598 | $ 105,001 | $ 111,478 | $ 32,925 | $ 3,779 | $ 1,269,372 |

## Note 9 – Loan Quality and the Allowance for Loan Losses (continued)

**Impairment Status of Loans Receivable at June 30, 2011 (continued)**

| | Residential Mortgage | Commercial Mortgage | Construction | Commercial Business | Home Equity Loans | Home Equity Lines of Credit | Other Consumer | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (in Thousands) | | | | |
| **Unpaid principal balance of impaired loans:** | | | | | | | | |
| Originated and purchased loans | $ 16,089 | $ 3,107 | $ 631 | $ 2,632 | $ 169 | $ 95 | $ - | $ 22,723 |
| Loans acquired at fair value | - | 5,106 | 1,553 | 11,863 | 37 | - | - | 18,559 |
| **Total impaired loans** | **$ 16,089** | **$ 8,213** | **$ 2,184** | **$ 14,495** | **$ 206** | **$ 95** | **$ -** | **$ 41,282** |
| For the year ended June 30, 2011 | | | | | | | | |
| Average balance of impaired loans | $ 13,478 | $ 9,715 | $ 1,822 | $ 7,744 | $ 90 | $ 74 | $ - | $ 32,923 |
| Interest earned on impaired loans | $ 838 | $ 106 | $ - | $ 28 | $ - | $ - | $ - | $ 944 |

**Note 9 – Loan Quality and the Allowance for Loan Losses (continued)**

All impaired loans are reviewed individually for impairment in accordance with the Company's allowance for loan loss calculation methodology described earlier. The Company has identified a total of $21.1 million of impaired loans for which no impairment was recognized at June 30, 2011. As highlighted in the table above, approximately $13.6 million of these loans were acquired from Central Jersey. Any impairment identified at the time of acquisition relating to these loans was reflected as an adjustment to their fair value at that time.

The remaining $7.5 million of loans reported as impaired with no impairment represent those originated or purchased in the secondary market by the Company. These loans generally reflect the Company's practice of identifying all "non-homogeneous" loans on nonaccrual status as impaired in acknowledgment of the probable non-receipt of interest accrued in accordance with the loans contractual terms. Despite the nonaccrual and impaired statuses, however, the individual analyses performed on these loans preclude the recognition of impairment.

The Company's loans reported above as impaired with no impairment are primarily secured by real estate and, to a lesser degree, other forms of collateral. As noted earlier, the impairment analyses performed on these loans generally utilize the fair value of the securing collateral, less certain estimated costs, as a measurement proxy for the fair value of the loan as a practical expedient. Based upon that assumption, at June 30, 2011 the Company would expect to recover the carrying value of its loans identified as impaired without impairment through the liquidation of the collateral. However, continued deterioration in real estate values could result in the identification of impairment in the future attributable to these loans resulting in additional provisions to the allowance for loan losses.

**Note 10 - Premises and Equipment**

| | June 30, | |
|---|---|---|
| | **2011** | **2010** |
| | (In Thousands) | |
| Land | **$ 10,024** | $ 8,950 |
| Buildings and improvements | **32,824** | 31,123 |
| Leasehold improvements | **3,465** | 2,159 |
| Furnishings and equipment | **13,717** | 11,681 |
| Construction in progress | **1,612** | 1,011 |
| | **61,642** | 54,924 |
| Less accumulated depreciation and amortization | **22,086** | 19,935 |
| | **$ 39,556** | $ 34,989 |

Land included properties held for future branch expansion totaling $2,419,000 at both years ended June 30, 2011 and 2010.

**Note 11 - Interest Receivable**

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| | (In Thousands) | |
| Loans | **$ 5,020** | $ 4,235 |
| Mortgage-backed securities | **3,522** | 2,814 |
| Debt securities | **1,198** | 1,289 |
| | **$ 9,740** | $ 8,338 |

**Note 12 - Goodwill and Other Intangible Assets**

| | Goodwill | Core Deposit Intangibles |
|---|---|---|
| | (In Thousands) | |
| Balance at June 30, 2008 | $ 82,263 | $ 51 |
| Amortization | - | (29) |
| Balance at June 30, 2009 | 82,263 | 22 |
| Amortization | - | (22) |
| Balance at June 30, 2010 | 82,263 | - |
| Acquisition of Central Jersey Bancorp | 26,328 | 903 |
| Amortization | - | (96) |
| **Balance at June 30, 2011** | **$ 108,591** | **$ 807** |

Scheduled amortization of core deposit intangibles for each of the next five years and thereafter is as follows (in thousands):.

| | |
|---|---|
| 2012 | $ 155 |
| 2013 | 138 |
| 2014 | 122 |
| 2015 | 105 |
| 2016 | 89 |
| Thereafter | 198 |

**Note 13 - Deposits**

| | June 30, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | Amount | Weighted Average Interest Rate | Amount | Weighted Average Interest Rate |
| | (Dollars In Thousands) | | | |
| Non-interest bearing demand | $ 143,087 | - % | $ 53,709 | - % |
| Interest-bearing demand | 452,774 | 0.79 | 256,154 | 1.31 |
| Savings and club | 401,645 | 0.46 | 334,167 | 0.89 |
| Certificates of deposit | 1,151,847 | 1.59 | 979,532 | 2.01 |
| | $ 2,149,353 | 1.10 % | $1,623,562 | 1.60 % |

Certificates of deposit with balances of $100,000 or more at June 30, 2011 and 2010, totaled approximately $455.9 million and $333.4 million, respectively. The Bank's deposits are insurable to applicable limits by the Federal Deposit Insurance Corporation. The maximum deposit insurance amount has been increased from $100,000 to $250,000.

A summary of certificates of deposit by maturity follows:

| | June 30, | |
|---|---|---|
| | 2011 | 2010 |
| | (In Thousands) | |
| One year or less | $ 788,672 | $716,289 |
| After one to two years | 234,709 | 173,037 |
| After two to three years | 73,967 | 68,471 |
| After three to four years | 17,204 | 5,530 |
| After four to five years | 37,295 | 16,204 |
| After five years | - | 1 |
| | $ 1,151,847 | $979,532 |

Interest expense on deposits consists of the following:

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In Thousands) | | |
| Demand | $ 3,432 | $ 2,324 | $ 2,098 |
| Savings and clubs | 2,162 | 3,246 | 3,072 |
| Certificates of deposits | 18,319 | 22,519 | 30,524 |
| | $ 23,913 | $28,089 | $35,694 |

**Note 14 - Borrowings**

Fixed rate advances from FHLB of New York mature as follows:

| | June 30, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | Amount | Weighted Average Interest Rate | Amount | Weighted Average Interest Rate |
| | (Dollars In Thousands) | | | |
| Maturing in years ending June 30: | | | | |
| 2011 | $ - | - % | $ 10,000 | 5.40 % |
| 2013 | **5,000** | **2.38** | - | - |
| 2015 | **5,000** | **2.90** | - | - |
| 2018 | **200,000** | **3.79** | 200,000 | 3.79 |
| 2021 | **1,020** | **4.94** | - | - |
| | **211,020** | **3.74** % | 210,000 | 3.87 % |
| Fair value adjustments | **441** | | - | |
| | $ **211,461** | | $ 210,000 | |

At June 30, 2010, all $211.0 million in advances are due after one year while $200.0 million of those advances are callable within one year.

FHLB advances at June 30, 2011 and 2010 are collateralized by the FHLB capital stock owned by the Bank and mortgage-backed securities available for sale with carrying values totaling approximately $317.8 million and $243.7 million, respectively.

The balance of borrowings at June 30, 2011 also included overnight borrowings in the form of depositor sweep accounts totaling $36.2 million. Depositor sweep accounts are short term borrowings representing funds that are withdrawn from a customer's noninterest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities owned by the Bank

**Note 15 - Benefit Plans**

**Employee Stock Ownership Plan**

Effective upon completion of the Company's initial public offering in February 2005, the Bank established an Employee Stock Ownership Plan ("ESOP") for all eligible employees who complete a twelve-month period of employment with the Bank, have attained the age of 21 and complete at least 1,000 hours of service in a plan year. The ESOP used $17,457,000 in proceeds from a term loan obtained from the Company to purchase 1,745,700 shares of Company common stock. Effective October 1, 2006 an addendum to the ESOP promissory note changed the payments from monthly to quarterly. As a result, the remaining term loan principal is payable over 42 equal installments through March 31, 2017. The interest rate on the term loan is 5.50%. Each year, the Bank intends to make discretionary contributions to the ESOP, which will be equal to principal and interest payments required on the term loan. The Bank may substitute dividends paid, if any, on the Company common stock held by the ESOP for discretionary contributions.

**Note 15 - Benefit Plans (continued)**

**Employee Stock Ownership Plan (continued)**

Shares purchased with the loan proceeds provide collateral for the term loan and are held in a suspense account for future allocations among participants. Contributions to the ESOP and shares released from the suspense account are to be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

ESOP shares pledged as collateral were initially recorded as unearned ESOP shares in the consolidated statements of financial condition. Thereafter, on a monthly basis, 12,123 shares are committed to be released, compensation expense is recorded equal to the number of shares committed to be released times the monthly average market price of the shares, and the committed shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $1,323,000, $1,485,000 and $1,691,000 for the years ended June 30, 2011, 2010 and 2009, respectively.

At June 30, 2011 and 2010, the ESOP shares were as follows:

| | June 30, | |
|---|---|---|
| | **2011** | **2010** |
| Allocated shares | **786,167** | 649,770 |
| Distribution of shares due to employee resignations/terminations | **50,719** | 41,706 |
| Shares committed to be released | **84,462** | 84,396 |
| Unearned shares | **824,352** | 969,828 |
| **Total ESOP Shares** | **1,745,700** | 1,745,700 |
| Fair value of unearned shares | **$ 7,509,847** | $ 8,883,624 |

**Employee Stock Ownership Plan Benefit Equalization Plan ("ESOP BEP")**

The Bank has a non-qualified plan to compensate its senior officers who participate in the Bank's ESOP for certain benefits lost under such plan by reason of benefit limitations imposed by the Internal Revenue Code. The ESOP BEP expense was approximately $27,000, $30,000 and $44,000 for the years ended June 30, 2011, 2010 and 2009, respectively. The liability totaled approximately $17,000 and $23,000 at June 30, 2011 and 2010, respectively.

**Thrift Plan**

The Bank sponsors the Employees' Savings and Profit Sharing Plan and Trust (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 20% of their compensation. The Bank will contribute a matching contribution up to 3% of the employee annual compensation. The Plan expense amounted to approximately $443,000, $360,000 and $337,000, for the years ended June 30, 2011, 2010 and 2009, respectively.

**Note 15 - Benefit Plans (continued)**

**Retirement Plan**

The Bank has a non-contributory multiple-employer pension plan covering all eligible employees. In accordance with final regulations issued by the Internal Revenue Service, during the year ended June 30, 2010, the Bank elected to take advantage of a one-time change in the rules governing the interest rate basis used in actuarial valuations of defined benefit pans. Issuance of the final Regulation permitted the use of the March 2009 IRS Corporate Bond Yield curve for the July 1, 2009 actuarial valuation instead of the June 2009 yield curve, which resulted in reduced plan liabilities and reduced minimum required contributions for the year ended June 30, 2010. Beginning July 1, 2010, the June 30 IRS Corporate Bond Yield curve was used to determine the interest rate basis for each subsequent actuarial valuation of the plan which resulted in an increase in plan liabilities and an increase in minimum required contributions for the year ended June 30, 2011. At the date of the latest plan review, the actuarial present value of accumulated plan benefits exceeded the net assets available for plan benefits. Data for the actuarial present value of accumulated vested and non-vested benefits is not determinable for this multiple-employer retirement plan. During the years ended June 30, 2011, 2010 and 2009, total pension plan expense, contributions to the plan and administrative expenses and Pension Benefit Guaranty Corporation premium were approximately $863,000, $291,000, and $41,000, respectively.

On April 16, 2007, the Board of Directors of the Bank approved, effective July 1, 2007, "freezing" all future benefit accruals under the Bank's defined benefit pension plan. This action was intended to provide the Bank with additional flexibility in managing the costs associated with the benefit plans provided to its employees while still preserving all retirement plan participants' earned and vested benefits.

**Note 15 - Benefit Plans (continued)**

**Benefit Equalization Plan ("BEP")**

The Bank has an unfunded non-qualified plan to compensate senior officers of the Bank who participate in the Bank's qualified defined benefit plan for certain benefits lost under such plans by reason of benefit limitations imposed by Sections 415 and 401 of the Internal Revenue Code. There were approximately $63,000, $63,000 and $62,000 in contributions made to and benefits paid under the BEP during each of the years ended June 30, 2011, 2010 and 2009, respectively.

The following table sets forth the BEP's funded status and components of net periodic pension cost:

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| | (Dollars in Thousands) | |
| Change in benefit obligation: | | |
| Benefit obligation - beginning | **$ 2,748** | $ 2,568 |
| Interest cost | **158** | 163 |
| Actuarial loss | **176** | - |
| Benefit payments | **(63)** | (63) |
| Increase due to change in the discount rate | **-** | 80 |
| Benefit obligation - ending | **$ 3,019** | $ 2,748 |
| Change in plan assets: | | |
| Fair value of assets - beginning | **$ -** | $ - |
| Settlements | **(63)** | (63) |
| Contributions | **63** | 63 |
| Fair value of assets - ending | **$ -** | $ - |
| Reconciliation of funded status: | | |
| Accumulated benefit obligation | **$ (3,019)** | $ (2,748) |
| Projected benefit obligation | **$ (3,019)** | $ (2,748) |
| Fair value of assets | **-** | - |
| Accrued pension cost included in other liabilities | **$ (3,019)** | $ (2,748) |
| Valuation assumptions: | | |
| Discount rate | **5.75%** | 5.50% |
| Salary increase rate | **N/A** | N/A |

**Note 15 - Benefit Plans (continued)**

**Benefit Equalization Plan ("BEP") (continued)**

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | (Dollars in Thousands) | | |
| Net periodic pension expense: | | | |
| Interest cost | **$ 158** | $ 163 | $ 164 |
| Amortization of net actuarial loss | **13** | 80 | 98 |
| | **$ 171** | $ 243 | $ 262 |
| Valuation assumptions: | | | |
| Discount rate | **5.50%** | 6.25% | 6.75% |
| Salary increase rate | **N/A** | N/A | N/A |

It is estimated that contributions of approximately $283,000 will be made during the year ending June 30, 2012.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| Years Ending June 30: | (In Thousands) |
|---|---|
| 2012 | **$ 283** |
| 2013 | **242** |
| 2014 | **241** |
| 2015 | **241** |
| 2016 | **240** |
| 2017-2021 | **1,173** |

On April 16, 2007, the Board of Directors of the Bank approved, effective July 1, 2007, "freezing" all future benefit accruals under the BEP related to the Bank's defined benefit pension plan. This action was intended to provide the Bank with additional flexibility in managing the costs associated with the benefit plans provided to its employees while still preserving all retirement plan participants' earned and vested benefits.

At June 30, 2011 and 2010, unrecognized net loss of $507,000 and $345,000, respectively, was included in accumulated other comprehensive income. For the fiscal year ending June 30, 2012, $10,000 of the net loss is expected to be recognized as a component of net periodic pension cost.

**Note 15 - Benefit Plans (continued)**

**Postretirement Welfare Plan**

The Bank has an unfunded postretirement group term life insurance plan covering all eligible employees. The benefits are based on age and years of service. During the years ended June 30, 2011, 2010 and 2009, contributions and benefits paid totaled $5,000, $5,000 and $6,000, respectively.

The following table sets forth the accrued accumulated postretirement benefit obligation and the net periodic postretirement benefit cost:

| | June 30, | |
|---|---|---|
| | **2011** | **2010** |
| | (Dollars in Thousands) | |
| Change in benefit obligation: | | |
| Benefit obligation - beginning | $ 583 | $ 558 |
| Service cost | 30 | 25 |
| Interest cost | 35 | 34 |
| Actuarial loss (gain) | 62 | (29) |
| Premiums/claims paid | (5) | (5) |
| Benefit obligation - ending | $ 705 | $ 583 |
| Change in plan assets: | | |
| Fair value of assets - beginning | $ - | $ - |
| Premiums/claims paid | (5) | (5) |
| Contributions | 5 | 5 |
| Fair value of assets - ending | $ - | $ - |
| Reconciliation of funded status: | | |
| Accumulated benefit obligation | $ (705) | $ (583) |
| Fair value of assets | - | - |
| Accrued postretirement benefit cost included in other liabilities | $ (705) | $ (583) |
| Valuation assumptions: | | |
| Discount rate | 5.75% | 5.50% |
| Salary increase rate | 3.25% | 3.25% |

**Note 15 - Benefit Plans (continued)**

**Postretirement Welfare Plan (continued)**

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | (Dollars in Thousands) | | |
| Net periodic postretirement benefit cost: | | | |
| Service cost | **$ 31** | $ 25 | $ 25 |
| Interest cost | **35** | 34 | 33 |
| Amortization of past service liability | **10** | 10 | 10 |
| Amortization of unrecognized gain | **(1)** | (8) | (6) |
| | **$ 75** | $ 61 | $ 62 |
| Valuation assumptions: | | | |
| Discount rate | **5.50%** | 6.50% | 7.00% |
| Salary increase rate | **3.25%** | 4.00% | 4.25% |

It is estimated that contributions of approximately $11,000 will be made during the year ending June 30, 2012.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| Years Ending June 30: | (In Thousands) |
|---|---|
| 2012 | **$ 11** |
| 2013 | **12** |
| 2014 | **14** |
| 2015 | **13** |
| 2016 | **15** |
| 2017-2021 | **81** |

At June 30, 2011 and 2010, unrecognized net gain of $71,000 and $133,000, respectively, and unrecognized past service cost of $3,000 and $12,000, respectively, were included in accumulated other comprehensive income. For the fiscal year ending June 30, 2012, $12,000 of unrecognized net gain and $3,000 of unrecognized past service cost are expected to be recognized as a component of net periodic post retirement benefit cost.

**Note 15 - Benefit Plans (continued)**

**Directors' Consultation and Retirement Plan ("DCRP")**

The Bank has an unfunded retirement plan for non-employee directors. The benefits are payable based on term of service as a director. During each of the years ended June 30, 2011, 2010 and 2009, contributions and benefits paid totaled $118,000, $84,000 and $89,000, respectively.

The following table sets forth the DCRP's funded status and components of net periodic cost:

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| | (Dollars in Thousands) | |
| Change in benefit obligation: | | |
| Projected benefit obligation - beginning | $ 2,765 | $ 2,558 |
| Service cost | 130 | 129 |
| Interest cost | 136 | 160 |
| Actuarial (gain)/loss | (196) | 2 |
| Benefit payments | (118) | (84) |
| Projected benefit obligation - ending | $ 2,717 | $ 2,765 |
| Change in plan assets: | | |
| Fair value of assets - beginning | $ - | $ - |
| Settlements | (118) | (84) |
| Contributions | 118 | 84 |
| Fair value of assets - ending | $ - | $ - |
| Reconciliation of funded status: | | |
| Accumulated benefit obligation | $ (2,085) | $ (2,138) |
| Projected benefit obligation | $ (2,717) | $ (2,765) |
| Fair value of assets | - | - |
| Accrued cost included in other liabilities | $ (2,717) | $ (2,765) |
| Valuation assumptions: | | |
| Discount rate | 5.75% | 5.50% |
| Fee increase rate | 3.25% | 3.25% |

**Note 15 - Benefit Plans (continued)**

**Directors' Consultation and Retirement Plan ("DCRP") (continued)**

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | (Dollars in Thousands) | | |
| Net periodic plan cost: | | | |
| Service cost | **$ 130** | $ 129 | $ 121 |
| Interest cost | **136** | 160 | 156 |
| Amortization of transition obligation | **-** | - | 43 |
| Amortization of unrecognized gain | **(15)** | - | - |
| Amortization of past service liability | **61** | 61 | 61 |
| | **$ 312** | $ 350 | $ 381 |
| Valuation assumptions: | | | |
| Discount rate | **5.50%** | 6.50% | 7.00% |
| Fee increase rate | **3.25%** | 4.00% | 4.25% |

It is estimated that contributions of approximately $131,000 will be made during the year ending June 30, 2012.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| **Years Ending June 30:** | **(In Thousands)** |
|---|---|
| 2012 | **$ 131** |
| 2013 | **129** |
| 2014 | **101** |
| 2015 | **116** |
| 2016 | **131** |
| 2017-2021 | **883** |

At June 30, 2011 and 2010, unrecognized net gain of $410,000 and $229,000, respectively, and unrecognized past service cost of $263,000 and $324,000, respectively, were included in accumulated other comprehensive income. For the fiscal year ending June 30, 2012, $23,000 of unrecognized gain and $61,000 of unrecognized past service cost are expected to be recognized as a component of net periodic plan cost.

**Note 15 - Benefit Plans (continued)**

**Stock Compensation Plans**

The Company has two stock-related compensation plans: stock options and restricted stock awards. The plans authorized up to 3,564,137 shares as stock option grants and 1,425,655 shares as restricted stock awards. At June 30, 2011, there were 312,897 shares remaining available for future stock option grants and 73,459 shares remaining available for future restricted stock awards under the plans.

Stock option grants generally vest over a five-year service period and have a contractual maturity of ten years. The Company recognizes compensation expense for the fair values of these grants, which have graded vesting, on a straight-line basis over the requisite service period of the grants. On April 1, 2011, certain officers of the Company and Bank were granted in aggregate 65,000 stock options. There were no options granted during the years ended June 30, 2010 and 2009.

Management used the following assumptions to estimate the fair value of the options granted:

| | **Year Ended June 30, 2011** |
|---|---|
| Weighted average risk-free interest rate | **2.74%** |
| Expected dividend yield | **2.00%** |
| Weighted average volatility factors of the expected market price of the Company's common stock | **35.03%** |
| Weighted average expected life of the options (years) | **6.5 years** |

Restricted stock awards generally vest in full after five years. The Company recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period of five years. On April 1, 2011, certain officers of the Company and Bank were awarded in aggregate 82,500 shares of restricted stock. There were no restricted stock awards during the years ended June 30, 2010 and 2009.

During the years ended June 30, 2011, 2010 and 2009, the Company recorded $1,959,000, $4,991,000, and $4,992,000, respectively, of share-based compensation expense, comprised of stock option expense of $719,000, $1,907,000 and $1,906,000, respectively, and restricted stock expense of $1,240,000, $3,084,000 and $3,086,000, respectively.

During the years ended June 30, 2011, 2010 and 2009, the income tax benefit attributed to non-qualified stock options expense was approximately $200,000, $533,000 and $533,000, respectively, and attributed to restricted stock expense was approximately $507,000, $1,260,000 and $1,260,000, respectively.

**Note 15 - Benefit Plans (continued)**

**Stock Compensation Plans (continued)**

The following is a summary of the Company's stock option activity and related information for its option plans for the year ended June 30, 2011:

| | Options (In Thousands) | Weighted Average Exercise Price | Range of Prices | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value (In Thousands) |
|---|---|---|---|---|---|
| Outstanding at June 30, 2010 | 3,226 | $ 12.33 | $11.55 - $12.71 | 5.4 years | $ - |
| Granted | 65 | 10.16 | | | - |
| Exercised | - | - | | | - |
| Forfeited | (58) | 12.71 | | | |
| **Outstanding at June 30, 2011** | **3,233** | **$12.28** | **$10.16 - $12.71** | **4.5 years** | - |
| **Exercisable at June 30, 2011** | **3,168** | **$12.32** | **$11.55 - $12.71** | **4.4 years** | - |

The weighted average fair value of stock options granted during the year ended June 30, 2011 was $3.22 per option.

Upon exercise of vested options, management expects to draw on treasury stock as the source of the shares. As of June 30, 2011, the Company has 4,886,423 shares of treasury stock. There were no vested options exercised during the years ended June 30, 2011, 2010 and 2009. Expected future compensation expense relating to the 65,000 unexercisable options outstanding as of June 30, 2011 is $199,000 over a weighted average period of 4.75 years.

The following is a summary of the status of the Company's non-vested restricted share awards as of June 30, 2011 and changes during the year ended June 30, 2011:

| | Restricted Shares (In Thousands) | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested at June 30, 2010 | 250 | $ 12.31 |
| Awarded | 83 | $ 10.16 |
| Vested | (250) | $ 12.31 |
| **Non-vested at June 30, 2011** | **83** | **$ 10.16** |

**Note 15 - Benefit Plans (continued)**

**Stock Compensation Plans (continued)**

During the years ended June 30, 2011, 2010 and 2009, the total fair value of vested restricted shares were $2,168,000, $2,506,000 and $3,048,000, respectively. Expected future compensation expense relating to the 82,500 non-vested restricted shares at June 30, 2011 is $796,000 over a weighted average period of 4.75 years.

**Note 16 - Stockholders' Equity and Regulatory Capital**

Federal banking regulators impose various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends. A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with federal banking regulators at least thirty days before making a capital distribution. A savings institution must file an application for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules of federal banking regulators; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution's net income for that year to date plus the institution's retained net income for the preceding two years; (iii) it would not adequately be capitalized after the capital distribution; or (iv) the distribution would violate an agreement with federal banking regulators or applicable regulations.

During the fiscal year ended June 30, 2010, an application for a capital distribution from the Bank to the Company was approved by the OTS in the amount of $6,000,000 which was paid by the Bank to the Company in December, 2009. During the fiscal year ended June 30, 2011, the Bank applied for and received the approval from the OTS to distribute a total of $87,300,000 to the Company which provided the funding for the acquisition of Central Jersey in November 2010 and the repayment of the subordinated debentures in April 2011 that related to the trust preferred securities issued by Central Jersey prior to the acquisition.

The Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Federal banking regulators may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

**Note 16 - Stockholders' Equity and Regulatory Capital (continued)**

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank's capital levels at the dates presented:

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| | (In Thousands) | |
| GAAP capital: | | |
| Consolidated capital | **$ 487,874** | $ 485,926 |
| Less: Unconsolidated capital of the Company | **(29,422)** | (22,653) |
| Bank capital | **458,452** | 463,273 |
| Less: Unrealized gain on securities | **(15,553)** | (16,816) |
| Net benefit plan change in AOCI | **173** | 188 |
| Goodwill | **(108,591)** | (82,263) |
| Intangible assets | **(807)** | - |
| Core (Tier 1) and tangible capital | **333,674** | 364,382 |
| Add: General valuation allowance for loan losses | **5,406** | 4,246 |
| **Total Regulatory Capital** | **$ 339,080** | $ 368,628 |

| | Actual | | For Capital Adequacy Purposes | | To be Well Capitalized under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollars in Thousands) | | | | | |
| **As of June 30, 2011:** | | | | | | |
| Total capital (to risk-weighted assets) | **$339,080** | **25.31 %** | **≥ $107,163** | **≥ 8.00 %** | **≥ $133,953** | **≥ 10.00 %** |
| Tier 1 capital (to risk-weighted assets) | **333,674** | **24.91** | **≥ 53,581** | **≥ 4.00** | **≥ 80,372** | **≥ 6.00** |
| Core (Tier 1) capital (to adjusted total assets) | **333,674** | **12.09** | **≥ 110,442** | **≥ 4.00** | **≥ 138,052** | **≥ 5.00** |
| Tangible capital (to adjusted total assets) | **333,674** | **12.09** | **≥ 41,416** | **≥ 1.50** | **≥ -** | **≥ -** |
| **As of June 30, 2010:** | | | | | | |
| Total capital (to risk-weighted assets) | $368,628 | 37.98 % | ≥ $77,655 | ≥ 8.00 % | ≥ $97,069 | ≥ 10.00 % |
| Tier 1 capital (to risk-weighted assets) | 364,382 | 37.54 | ≥ 38,828 | ≥ 4.00 | ≥ 58,241 | ≥ 6.00 |
| Core (Tier 1) capital (to adjusted total assets) | 364,382 | 16.44 | ≥ 88,674 | ≥ 4.00 | ≥ 110,842 | ≥ 5.00 |
| Tangible capital (to adjusted total assets) | 364,382 | 16.44 | ≥ 33,253 | ≥ 1.50 | ≥ - | ≥ - |

### Note 16 - Stockholders' Equity and Regulatory Capital (continued)

Based upon most recent notification from federal banking regulators dated February 24, 2011, the Bank was categorized as well capitalized as of September 30, 2010, under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

### Note 17 - Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code (the "IRC"). Retained earnings at June 30, 2011, includes approximately $30.5 million of bad debt allowance, pursuant to the IRC, for which income taxes have not been provided. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are as follows:

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | (In Thousands) | |
| Current tax expense (benefit): | | | |
| Federal income | **$ 2,583** | $ 4,916 | $ 3,988 |
| State income | **458** | 62 | (64) |
| | **3,041** | 4,978 | 3,924 |
| Deferred tax (benefit) expense: | | | |
| Federal income | **751** | (1,198) | (457) |
| State income | **541** | 1,086 | 1,142 |
| | **1,292** | (112) | 685 |
| Valuation allowance | **(47)** | 97 | (12) |
| | **$ 4,286** | $ 4,963 | $ 4,597 |

**Note 17 - Income Taxes (continued)**

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 35% to income before income taxes for the years ended June 30, 2011, 2010 and 2009:

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | (In Thousands) | |
| Federal income tax expense | **$ 4,248** | $ 4,121 | $ 3,846 |
| (Reductions) increases in income taxes resulting from: | | | |
| Tax exempt interest | **(347)** | (199) | (193) |
| New Jersey state tax, net of federal income tax effect | **649** | 809 | 721 |
| Qualified stock options compensation expense | **80** | 211 | 211 |
| Income from BOLI | **(232)** | (182) | (182) |
| Other items, net | **(65)** | 106 | 206 |
| | **4,333** | 4,866 | 4,609 |
| Valuation allowance | **(47)** | 97 | (12) |
| Total income tax expense | **$ 4,286** | $ 4,963 | $ 4,597 |
| Effective income tax rate | **35.31%** | 42.15% | 41.84% |

The effective income tax rate represents total income tax expense divided by income before income taxes.

During the year ended June 30, 2009, the Company reversed a valuation allowance on other-than-temporary impairment as a result of a redemption-in-kind transaction of a mutual fund. As a result of the same redemption-in-kind transaction, the Company incurred a realized capital loss which was partially utilized as a capital loss carry back against capital gains in the three preceding years. The Company established a deferred tax asset for the remaining capital loss carry forward. Since it was not currently more likely than not that the deferred tax asset related to incurred capital losses would be realized, the Company established a valuation allowance thereon during the years ended June 30, 2010 and 2009. The Company utilized a portion of the federal capital loss carryover with a capital gain for the year ended June 30, 2011.

**Note 17 - Income Taxes (continued)**

The tax effects of existing temporary differences that give rise to deferred income tax assets and liabilities are as follows:

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| | (In Thousands) | |
| Deferred income tax assets: | | |
| Purchase accounting | $ 1,508 | $ - |
| Accumulated other comprehensive income - Defined benefit plans | 119 | 131 |
| Allowance for loan losses | 4,806 | 3,497 |
| Benefit plans | 2,549 | 2,398 |
| Compensation | 216 | 153 |
| Stock based compensation | 3,314 | 3,846 |
| Alternative minimum tax | - | 156 |
| Capital loss carryover | 322 | 369 |
| Uncollected interest | 957 | 339 |
| Depreciation | 305 | 24 |
| Other | 211 | 79 |
| | 14,307 | 10,992 |
| Valuation allowance | (322) | (369) |
| | 13,985 | 10,623 |
| Deferred income tax liabilities: | | |
| Deferred costs | 690 | - |
| Goodwill | 4,152 | 3,287 |
| Unrealized gain on securities available for sale | 10,763 | 11,675 |
| Other | 49 | 52 |
| | 15,654 | 15,014 |
| Net deferred income tax (liability) asset | $ (1,669) | $ (4,391) |

**Note 18 - Commitments**

The Bank has non-cancelable operating leases for branch offices. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2011:

| Years Ending June 30: | (In Thousands) |
|---|---|
| 2012 | $ 1,617 |
| 2013 | 1,432 |
| 2014 | 1,098 |
| 2015 | 737 |
| 2016 | 424 |
| Thereafter | 3,476 |
| **Total Minimum Payments Required** | $ 8,784 |

The following schedule shows the composition of total rental expense for all operating leases:

| | June 30, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In Thousands) | |
| Minimum rentals | $ 1,050 | $ 531 | $ 524 |

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The outstanding loan commitments are as follows:

| | June 30, | |
|---|---|---|
| | 2011 | 2010 |
| | (In Thousands) | |
| Mortgage loans | $ 10,166 | $ 27,091 |
| Home equity loans | 2,295 | 395 |
| Construction loans | 800 | 511 |
| Construction loans in process | 17,008 | 4,708 |
| Consumer home equity and overdraft lines of credit | 40,589 | 23,129 |
| Commercial line of credit | 24,934 | 2,724 |
| | $ 95,792 | $ 58,558 |

**Note 18 – Commitments (continued)**

At June 30, 2011, the outstanding mortgage loan commitments include $9.0 million for fixed rate loans with interest rates ranging from 3.50% to 6.00% and $1.2 million for adjustable rate loans with initial rates ranging from 3.875% to 6.00%. Home equity loan commitments include $2.3 million for fixed rate loans with interest rates ranging from 4.00% to 5.00%. Construction loan commitments are limited to one 18 month loan commitment for $800,000 with an initial interest rate at 5.00%. Undisbursed funds from home equity and business lines of credit are adjustable rate loans with interest rates ranging from 1.25% below to 2.75% above the prime rate published in the Wall Street Journal. Lines of credit providing overdraft protection for checking accounts are adjustable rate loans with interest rates ranging from 3.5% to 5.00% above prime.

At June 30, 2010, the outstanding mortgage loan commitments include $26,913,000 for fixed rate loans with interest rates ranging from 3.875% to 6.50% and $178,000 for adjustable rate loans with initial rates ranging from 4.50% to 5.75%. Home equity loan commitments include $395,000 for fixed rate loans with interest rates ranging from 5.00% to 6.75%. Construction loan commitments totaling $511,000 are for short term loans with initial interest rates at 6.00% and maturities of six to twelve months. Undisbursed funds from home equity and business lines of credit are adjustable rate loans with interest rates ranging from 1.25% below to 2.50% above the prime rate published in the Wall Street Journal. Lines of credit providing overdraft protection for checking accounts are adjustable rate loans with interest rates set at 3.75% above prime.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty.

In addition to the commitments noted above the Bank is party to standby letters of credit totaling approximately $1.3 million at June 30, 2011 through which it guarantees certain specific business obligations of its commercial customers. All standby letters of credit represent contingent liabilities at June 30, 2011 that were assumed by the Bank as a result of the Company's acquisition of Central Jersey Bancorp during fiscal 2011. The Bank had no obligations under standby letters of credit at June 30, 2010.

The Company and subsidiaries are also party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material adverse effect on the consolidated financial position of the Company.

**Note 19 - Fair Value of Financial Instruments**

The guidance on fair value measurement establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In addition, the guidance requires the Company to disclose the fair value for assets and liabilities on both a recurring and non-recurring basis.

**Note 19 - Fair Value of Financial Instruments (continued)**

Those assets and liabilities measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance |
| | (In Thousands) | | | |
| **At June 30, 2011:** | | | | |
| Debt securities available for sale: | | | | |
| Trust preferred securities | $ - | $ 6,447 | $ 1,000 | $ 7,447 |
| U.S. agency securities | - | 6,591 | - | 6,591 |
| Obligations of political subdivisions | - | 30,635 | - | 30,635 |
| Total debt securities | - | 43,673 | 1,000 | 44,673 |
| Mortgage-backed securities available for sale: | | | | |
| Collateralized mortgage obligations: | | | | |
| Federal National Mortgage Association | - | 3,465 | - | 3,465 |
| Mortgage pass-through securities: | | | | |
| Government National Mortgage Association | - | 13,581 | - | 13,581 |
| Federal Home Loan Mortgage Corporation | - | 390,448 | - | 390,448 |
| Federal National Mortgage Association | - | 652,753 | - | 652,753 |
| Total mortgage-backed securities | - | 1,060,247 | - | 1,060,247 |
| Total securities available for sale | $ - | $ 1,103,920 | $ 1,000 | $ 1,104,920 |

**Note 19 - Fair Value of Financial Instruments (continued)**

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance |
| | (In Thousands) | | | |
| **At June 30, 2010:** | | | | |
| Debt securities available for sale: | | | | |
| Trust preferred securities | $ - | $ 5,600 | $ 1,000 | $ 6,600 |
| U.S. agency securities | - | 3,942 | - | 3,942 |
| Obligations of political subdivisions | - | 18,955 | - | 18,955 |
| Total debt securities | - | 28,497 | 1,000 | 29,497 |
| Mortgage-backed securities available for sale: | | | | |
| Mortgage pass-through securities: | | | | |
| Government National Mortgage Association | - | 15,628 | - | 15,628 |
| Federal Home Loan Mortgage Corporation | - | 273,704 | - | 273,704 |
| Federal National Mortgage Association | - | 414,123 | - | 414,123 |
| Total mortgage-backed securities | - | 703,455 | - | 703,455 |
| Total securities available for sale | $ - | $ 731,952 | $ 1,000 | $ 732,952 |

The fair values of securities available for sale (carried at fair value) or held to maturity (carried at amortized cost) are primarily determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The Company holds a trust preferred security with a par value of $1.0 million, a de-facto obligation of Mercantil Commercebank Florida Bancorp, Inc., whose fair value has been determined by using Level 3 inputs. It is a part of a $40.0 million private placement with a coupon of 8.90% issued in 1998 and maturing in 2028. Generally management has been unable to obtain a market quote due to a lack of trading activity for this security. Consequently, the security's fair value as reported at June 30, 2011 and June 30, 2010 is based upon the present value of its expected future cash flows assuming the security continues to meet all its payment obligations and utilizing a discount rate based upon the security's contractual interest rate. For the year ended June 30, 2011, there were no purchases, sales, issuances, or settlements of assets or liabilities whose fair values are determined based upon Level 3 inputs on a recurring basis.

**Note 19 - Fair Value of Financial Instruments (continued)**

Those assets and liabilities measured at fair value on a non-recurring basis are summarized below:

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance |
| | (In Thousands) | | | |
| **At June 30, 2011** | | | | |
| Impaired loans | $ - | $ - | $ 9,829 | $ 9,829 |
| Real estate owned | - | - | 224 | 224 |
| **At June 30, 2010** | | | | |
| Impaired loans | $ - | $ - | $ 9,781 | $ 9,781 |
| Real estate owned | - | - | 37 | 37 |

An impaired loan is evaluated and valued at the time the loan is identified as impaired at the lower of cost or market value. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Market value is measured based on the value of the collateral securing the loan and is classified at a Level 3 in the fair value hierarchy. Once a loan is identified as individually impaired, management measures impairment in accordance with the FASB's guidance on accounting by creditors for impairment of a loan with the fair value estimated using the market value of the collateral reduced by estimated disposal costs. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

At June 30, 2011, impaired loans valued using Level 3 inputs comprised loans with principal balances totaling $16.2 million and valuation allowances of $6.4 million reflecting fair values of $9.8 million. By comparison, at June 30, 2010, impaired loans valued using Level 3 inputs comprised loans with principal balances totaling $14.1 million and valuation allowances of $4.3 million reflecting fair values of $9.8 million.

Once a loan is foreclosed, the fair value of the real estate owned continues to be evaluated based upon the market value of the repossessed real estate originally securing the loan. At June 30, 2011, real estate owned whose carrying value was written down utilizing Level 3 inputs during fiscal 2011 comprised one property with a fair value totaling $224,000. By comparison, at June 30, 2010 real estate owned whose carrying value was written down utilizing Level 3 inputs included one property totaling $37,000.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at June 30, 2011 and June 30, 2010:

***Cash and Cash Equivalents, Interest Receivable and Interest Payable.*** The carrying amounts for cash and cash equivalents, interest receivable and interest payable approximate fair value because they mature in three months or less.

***Securities.*** See the discussion presented on Page F-77 concerning assets measured at fair value on a recurring basis.

**Note 19 - Fair Value of Financial Instruments (continued)**

***Loans Receivable.*** Except for certain impaired loans as previously discussed, the fair value of loans receivable is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

***Loan Servicing Rights.*** Fair value is based on market prices for comparable loan servicing contracts, when available, or alternately, is based on a valuation model that calculates the present value of estimated future net servicing income.

***Deposits.*** The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

***Advances from FHLB.*** Fair value is estimated using rates currently offered for advances of similar remaining maturities.

***Commitments.*** The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, is not considered material for disclosure. The contractual amounts of unfunded commitments are presented on Page F-74.

The carrying amounts and estimated fair values of financial instruments are as follows:

| | At June 30, 2011 | | At June 30, 2010 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Estimated Fair Value** | **Carrying Amount** | **Estimate d Fair Value** |
| | (In Thousands) | | | |
| Financial assets: | | | | |
| Cash and cash equivalents | $ **222,580** | $ **222,580** | $ 181,422 | $ 181,422 |
| Securities available for sale | **44,673** | **44,673** | 29,497 | 29,497 |
| Securities held to maturity | **106,467** | **107,052** | 255,000 | 256,914 |
| Loans receivable | **1,256,584** | **1,282,865** | 1,005,152 | 1,022,873 |
| Mortgage-backed securities available for sale | **1,060,247** | **1,060,247** | 703,455 | 703,455 |
| Mortgage-backed securities held to maturity | **1,345** | **1,416** | 1,700 | 1,754 |
| Loan servicing rights | **416** | **416** | - | - |
| Interest receivable | **9,740** | **9,740** | 8,338 | 8,338 |
| Financial liabilities: | | | | |
| Deposits [(A)] | **2,149,353** | **2,159,867** | 1,623,562 | 1,632,209 |
| Borrowings | **247,642** | **287,099** | 210,000 | 245,491 |
| Interest payable on borrowings | **988** | **988** | 1,054 | 1,054 |

[(A)] Includes accrued interest payable on deposits of $84,000 and $142,000, respectively, at June 30, 2011 and June 30, 2010.

## Note 19 - Fair Value of Financial Instruments (continued)

***Limitations.*** Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instrument, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instrument and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to value anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment, and advances from borrowers for taxes and insurance. In addition, the ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

## Note 20 – Comprehensive Income

The components of accumulated other comprehensive income included in stockholders' equity are as follows:

| | June 30, | |
|---|---|---|
| | **2011** | **2010** |
| | **(In Thousands)** | |
| Net unrealized gain on securities available for sale | **$ 26,368** | $28,578 |
| Tax effect | **(10,763)** | (11,675) |
| Net of tax amount | **15,605** | 16,903 |
| Benefit plan adjustments | **(292)** | (319) |
| Tax effect | **119** | 131 |
| Net of tax amount | **(173)** | (188) |
| Accumulated other comprehensive income | **$ 15,432** | $ 16,715 |

**Note 20 – Comprehensive Income (continued)**

Other comprehensive income (loss) and related tax effects are presented in the following table:

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In Thousands) | |
| Realized loss (gain) on securities available for sale: | | | |
| Realized loss (gain) arising during the year | $ (777) | $ (1,545) | $ 415 |
| Unrealized holding (loss) gain on securities available for sale: | | | |
| Unrealized gain arising during the year | (1,433) | 15,096 | 16,746 |
| Noncredit-related other-than-temporary impairment gain (loss) on securities held to maturity | - | 554 | (274) |
| Benefit plans: | | | |
| Amortization of: | | | |
| Transition obligation | - | - | 43 |
| Actuarial loss | (2) | 72 | 92 |
| Past service cost | 71 | 71 | 71 |
| New actuarial (loss) gain during the year | (42) | (52) | 94 |
| Net change in benefit plans accrued expense | 27 | 91 | 300 |
| Other comprehensive (loss) income before taxes | (2,183) | 14,196 | 17,187 |
| Tax effect | 900 | (5,801) | (6,994) |
| Other comprehensive (loss) income | $ (1,283) | $ 8,395 | $ 10,193 |

**Note 21 – Parent Only Financial Information**

Kearny Financial Corp. operates its wholly owned subsidiaries, Kearny Financial Securities, Inc. and Kearny Federal Savings Bank and the Bank's wholly-owned subsidiaries. The consolidated earnings of the subsidiaries are recognized by the Company using equity method of accounting. Accordingly, the consolidated earnings of the subsidiaries are recorded as increase in the Company's investment in the subsidiaries. The following are the condensed financial statements for Kearny Financial Corp. (Parent Company only) as June 30, 2011 and 2010, and for each of the years in the three-year period ended June 30, 2011.

**CONDENSED STATEMENTS OF FINANCIAL CONDITION**

| | June 30, | |
|---|---|---|
| | **2011** | **2010** |
| | (In Thousands) | |
| **Assets** | | |
| Cash and amounts due from depository institutions | **$ 6,260** | $ 9,010 |
| Loans receivable | **9,788** | 11,198 |
| Mortgage-backed securities available for sale (amortized cost 2011 $1,771 2010 $3,163) | **1,859** | 3,309 |
| Interest receivable | **7** | 13 |
| Investment in subsidiaries | **458,462** | 463,281 |
| Other assets | **12,463** | 222 |
| | **$ 488,839** | $ 487,033 |
| **Liabilities and Stockholders' Equity** | | |
| Other liabilities | **$ 965** | $ 1,107 |
| Stockholders' equity | **487,874** | 485,926 |
| | **$ 488,839** | $ 487,033 |

**Note 21 – Parent Only Financial Information (continued)**

**CONDENSED STATEMENTS OF INCOME**

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | (In Thousands) | |
| Dividends from subsidiary | **$ 7,852** | $ 6,000 | $ - |
| Interest income | **678** | 819 | 1,017 |
| Equity in undistributed earnings of subsidiaries | **-** | 645 | 6,226 |
| Other noninterest income | **(50)** | - | - |
| | **8,480** | 7,464 | 7,243 |
| Interest expense | **55** | - | - |
| Directors' compensation | **121** | 128 | 122 |
| Other expenses | **452** | 411 | 614 |
| | **628** | 539 | 736 |
| **Income before Income Taxes** | **7,852** | 6,925 | 6,507 |
| Income tax expense | **1** | 113 | 116 |
| **Net income** | **$ 7,851** | $ 6,812 | $ 6,391 |

**CONDENSED STATEMENTS OF CASH FLOWS**

| | Years Ended June 30, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | (In Thousands) | |
| **Cash Flows from Operating Activities** | | | |
| Net income | **$ 7,851** | $ 6,812 | $ 6,391 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed earnings of the subsidiaries | **-** | (645) | (6,226) |
| Amortization of premiums | **28** | 29 | 12 |
| Realized loss on sale of real estate owned | **35** | - | - |
| Decrease (increase) in interest receivable | **6** | 5 | (18) |
| Payments received on intercompany liabilities | **1,238** | 3,073 | 3,857 |
| (Increase) decrease in other assets | **(44)** | 4 | 10 |
| Decrease in interest payable | **(24)** | - | - |
| Decrease in other liabilities | **(94)** | (75) | (80) |
| **Net Cash Provided by Operating Activities** | **8,996** | 9,203 | 3,946 |

**Note 21 – Parent Only Financial Information (continued)**

**CONDENSED STATEMENTS OF CASH FLOWS**

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In Thousands) | |
| **Cash Flows from Investing Activities** | | | |
| Repayment of loan to ESOP | $ 1,410 | $ 1,335 | $ 1,264 |
| Proceeds from sale of real estate owned | 60 | - | - |
| Purchases of mortgage-backed securities available for sale | - | - | (4,913) |
| Principal repayments on mortgage-backed securities available for sale | 1,364 | 1,223 | 487 |
| Capital contributions to subsidiaries | (10) | (10) | (10) |
| Return of subsidiary investment | 79,447 | - | - |
| Cash paid in merger, net of cash received | (81,308) | - | - |
| **Net Cash Provided by (Used in) Investing Activities** | 963 | 2,548 | (3,172) |
| **Cash Flows from Financing Activities** | | | |
| Dividends paid to minority stockholders of Kearny Financial Corp. | (3,233) | (3,693) | (3,566) |
| Purchase of common stock of Kearny Financial Corp. for treasury | (4,462) | (8,753) | (13,962) |
| Repayment of subordinated debentures | (5,155) | - | - |
| Dividends contributed for payment of ESOP loan | 141 | 107 | 81 |
| **Net Cash Used in Financing Activities** | (12,709) | (12,339) | (17,447) |
| **Net Decrease in Cash and Cash Equivalents** | (2,750) | (588) | (16,673) |
| **Cash and Cash Equivalents - Beginning** | 9,010 | 9,598 | 26,271 |
| **Cash and Cash Equivalents - Ending** | $ 6,260 | $ 9,010 | $ 9,598 |

**Note 22 - Net Income per Common Share (EPS)**

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

| | Year Ended June 30, 2011 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| | (In Thousands, Except Per Share Data) | | |
| Net income | $ 7,851 | | |
| Basic earnings per share, income available to common stockholders | $ 7,851 | 67,118 | $ 0.12 |
| Effect of dilutive securities: | | | |
| Stock options | - | - | |
| Diluted earnings per share | $ 7,851 | 67,118 | $ 0.12 |

| | Year Ended June 30, 2010 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| | (In Thousands, Except Per Share Data) | | |
| Net income | $ 6,812 | | |
| Basic earnings per share, income available to common stockholders | $ 6,812 | 67,920 | $ 0.10 |
| Effect of dilutive securities: | | | |
| Stock options | - | - | |
| Diluted earnings per share | $ 6,812 | 67,920 | $ 0.10 |

| | Year Ended June 30, 2009 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| | (In Thousands, Except Per Share Data) | | |
| Net income | $ 6,391 | | |
| Basic earnings per share, income available to common stockholders | $ 6,391 | 68,710 | $ 0.09 |
| Effect of dilutive securities: | | | |
| Stock options | - | - | |
| Diluted earnings per share | $ 6,391 | 68,710 | $ 0.09 |

**Note 22 - Net Income per Common Share (EPS) (continued)**

During the years ended June 30, 2011, 2010 and 2009, the average number of options which were anti-dilutive totaled approximately 3,201,000, 3,226,000 and 3,226,000, respectively.

**Note 23 - Quarterly Results of Operations (Unaudited)**

The following is a condensed summary of quarterly results of operations for the years ended June 30, 2011 and 2010:

| | Year Ended June 30, 2011 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (In Thousands, Except Per Share Data) | | | |
| Interest income | $ 22,943 | $ 24,033 | $ 26,427 | $ 26,973 |
| Interest expense | 8,398 | 8,161 | 7,938 | 7,719 |
| **Net Interest Income** | 14,545 | 15,872 | 18,489 | 19,254 |
| Provision for loan losses | 1,251 | 876 | 1,391 | 1,110 |
| **Net Interest Income after Provision for Loan Losses** | 13,294 | 14,966 | 17,098 | 18,144 |
| Non-interest income | 631 | 774 | 1,057 | 2,317 |
| Non-interest expenses | 11,644 | 15,402 | 14,469 | 14,659 |
| **Income before Income Taxes** | 2,281 | 368 | 3,686 | 5,802 |
| Income taxes | 946 | 373 | 998 | 1,969 |
| **Net Income (Loss)** | $ 1,335 | $ (5) | $ 2,688 | $ 3,833 |
| Net income per common share: Basic and diluted | $ 0.02 | $ 0.00 | $ 0.04 | $ 0.06 |
| Dividends declared per common share | $ 0.05 | $ 0.05 | $ 0.05 | $ 0.05 |
| Weighted Average Number of Common Shares Outstanding: Basic and diluted | 67,219 | 67,042 | 67,054 | 67,107 |

**Note 23 - Quarterly Results of Operations (Unaudited) (continued)**

| | Year Ended June 30, 2010 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (In Thousands, Except Per Share Data) | | | |
| Interest income | $ 23,156 | $ 23,655 | $ 23,284 | $ 23,013 |
| Interest expense | 9,903 | 9,263 | 8,518 | 8,637 |
| **Net Interest Income** | 13,253 | 14,392 | 14,766 | 14,376 |
| Provision for loan losses | 858 | 605 | 891 | 262 |
| **Net Interest Income after Provision for Loan Losses** | 12,395 | 13,787 | 13,875 | 14,114 |
| Non-interest income | 520 | 515 | 510 | 1,153 |
| Non-interest expenses | 11,017 | 11,171 | 11,197 | 11,709 |
| **Income before Income Taxes** | 1,898 | 3,131 | 3,188 | 3,558 |
| Income taxes | 803 | 1,290 | 1,324 | 1,546 |
| **Net Income** | $ 1,095 | $ 1,841 | $ 1,864 | $ 2,012 |
| Net income per common share: | | | | |
| Basic and diluted | $ 0.02 | $ 0.03 | $ 0.03 | $ 0.03 |
| Dividends declared per common share | $ 0.05 | $ 0.05 | $ 0.05 | $ 0.05 |
| Weighted Average Number of Common Shares Outstanding: | | | | |
| Basic and diluted | 68,074 | 68,015 | 67,875 | 67,711 |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**KEARNY FINANCIAL CORP.**

Dated: September 26, 2011

/s/ Craig L. Montanaro
By: Craig L. Montanaro
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirement of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on September 26, 2011 on behalf of the Registrant and in the capacities indicated.

/s/ Craig L. Montanaro
Craig L. Montanaro
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Eric B. Heyer
Eric B. Heyer
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Theodore J. Aanensen
Theodore J. Aanensen
Director

/s/ John N. Hopkins
John N. Hopkins
Director

/s/ John J. Mazur, Jr.
John J. Mazur, Jr.
Director

/s/ Joseph P. Mazza
Joseph P. Mazza
Director

/s/ Mathew T. McClane
Mathew T. McClane
Director

/s/ John F. McGovern
John F. McGovern
Director

/s/ Leopold W. Montanaro
Leopold W. Montanaro
Director

/s/ John F. Regan
John F. Regan
Director



*(This page intentionally left blank)*

# Board of Directors

**Craig L. Montanaro**
President/CEO

**John J. Mazur, Jr.**
Chairman

**Theodore J. Aanensen**
Director

**John N. Hopkins**
Director

**Dr. Joseph P. Mazza**
Director

**Matthew T. McClane**
Director

**John F. McGovern**
Director

**Leopold W. Montanaro**
Director

**John F. Regan**
Director

# Corporate Officers

**Craig L. Montanaro**
President/CEO

**William C. Ledgerwood**
Executive Vice President/COO

**Albert E. Gossweiler**
Sr. Vice President/CIO
& Treasurer

**Eric B. Heyer**
Sr. Vice President/CFO

**Sharon Jones**
Sr. Vice President
Corporate Secretary

# Kearny Federal Savings Bank Officers

**Craig L. Montanaro**
President/CEO

**William C. Ledgerwood**
Executive Vice President/COO

**Albert E. Gossweiler**
Sr. Vice President/CIO/Treasurer

**Eric B. Heyer**
Sr. Vice President/CFO

**Sharon Jones**
Sr. Vice President
Corporate Secretary

**Patrick M. Joyce**
Sr. Vice President/CLO

**Erika K. Parisi**
Sr. Vice President/Branch
Administrator

**Robert S. Vuono**
Sr. Vice President
CJB Division President

**Grace Cruz-Beyer**
1st Vice President/Controller

**Cheryl L. Lyons**
1st Vice President
Assistant Secretary

**Kimberly T. Manfredo**
1st Vice President/Director
of H.R./Assistant Secretary

**Mary E. Webb**
1st Vice President/Operations

**Peter A. Cappello, Jr.**
2nd Vice President
Director of Commercial Lending

**Thomas DeMedici**
2nd Vice President
Chief Credit Officer

**Luke Caverly**
Vice President/Commercial
Lending

**Maria Coppinger-Peters**
Vice President/Compliance &
CRA Officer

**Gail Corrigan**
Vice President/CJB Division H.R.

**Allan Cronheim**
Vice President/Security Officer

**Carmine DiSomma**
Vice President/Director of
Internal Auditing

**James Estler**
Vice President/Business
Outreach Officer

**Andrew M. Glatz**
Vice President/SBA Loan
Manager

**Maryann Haberthur**
Vice President/Operational
Training Officer

**Linda Hanlon**
Vice President/Director of Retail
Banking

**Eric Kesselman**
Vice President/Director of
Marketing

**Johanna Maggiore**
Vice President/Mortgage
Origination

**Nancy Malinconico**
Vice President/ CJB Division
Retail Banking

**Thomas McGurk**
Vice President/Asst. Controller

**Vincent Micco**
Vice President/Director of Sales

**Donna Porcaro**
Vice President/Asst. Secretary
Commerical Loans

**Jay A. Ruisi**
Vice President/Consumer
Loan Manager

**Margaret Sanchez**
Vice President/SBA Business
Development

**Michael Sferrazza**
Vice President/Accounting

**Marlene Sirianni**
Vice President/IRA Specialist

**Timothy Swansson**
Vice President/Director of IT

**Tracy Tripucka**
Vice President/Commercial
Lending

**Khanh Vuong**
Vice President/ERM

**Steve Wharton**
Vice President/Facilities Manager

# Shareholder Information

**Annual Meeting**

The annual meeting is scheduled for Thursday, November 3, 2011 at 10 a.m. on the second floor of the Kearny Federal Savings Bank Corporate Headquarters located at 120 Passaic Avenue, Fairfield, NJ 07004-3510.

**Stock Listing**

The common stock is traded over-the-counter on the NASDAQ Global Select Market under the ticker symbol KRNY. Stock quotations can be found in the Wall Street Journal and local daily newspapers. As of September 6, 2011, the closing price of the common stock was $8.24 bid and $8.27 ask.

**Inquiries**

Albert E. Gossweiler, Sr. Vice President, CIO, Treasurer
120 Passaic Avenue
Fairfield, NJ 07004-3510
(973) 244-4509
agossweiler@kearnyfederalsavings.net

**Auditor**

ParenteBeard LLC
100 Walnut Avenue, Suite 200
Clark, NJ 07066

**Legal Counsel**

Malizia Spidi & Fisch, P.C.

**Transfer Agent**

Registrar and Transfer Company
10 Commerce Drive
Cranford NJ 07016-3572
1-800-368-5948

**Number of Shares Outstanding**

At September 6, 2011 Kearny Financial Corp. had 67,748,671 shares of common stock outstanding, owned by 3,976 registered holders plus approximately 2,484 beneficial (streetname) owners.


KEARNY
FINANCIAL CORP.
120 PASSAIC AVENUE • FAIRFIELD, NJ 07004
NASDAQ - KRNY